As filed with the Securities and Exchange Commission on December 20, 2002

File No. ______

24-10029

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2
TO
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ALTRUST FINANCIAL SERVICES, INC.

(Exact name of issuer as specified in its charter)

Alabama

(State or other jurisdiction of incorporation or organization)

811 2nd Avenue S.W.
Cullman, Alabama 35055-4222
(256) 737-7000

(Address, including zip code, and telephone number, including area code, of the issuer's principal executive offices)

J. Robin Cummings
President and Chief Executive Officer
Altrust Financial Services, Inc.
811 2nd Avenue S.W.
Cullman, Alabama 35055-4222
(256) 737-7000

(Name, address, including zip code and telephone number, including area code, of agent for service)

6711	**63-0923450**
(Primary Standard Industrial Classification Code Number)	*(I.R.S. employer identification number)*

With Copies to:

Ralph F. MacDonald, III
S. Joel Cartee
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Phone: (404) 881-7000
Facsimile: (404) 881-4777

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1. Significant Parties

(a) *The issuer's directors:*

Name	Business Address	Residential Address
James Robin Cummings	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	1736 David Drive, NW Cullman, Alabama 35055
George Whit Drake	AmSouth/Herbert Plaza 1901 Sixth Ave. North, Suite 1400 Birmingham, Alabama 35203	7719 Kenmore Place Vestavia Hills, Alabama 35242
Noel Jasper Estes	Not Applicable	729 Signal Point Road Guntersville, Alabama 35976
Cecil Alan Walker	Walker Brothers P.O. Box 150 Baileyton, Alabama 35019	240 County Road 1500 Cullman, Alabama 35058
Terry Neal Walker	Walker Brothers P.O. Box 150 Baileyton, Alabama 35019	P.O. Box 111 Baileyton, Alabama 35019
Timothy Dudley Walker	Walker Brothers P.O. Box 150 Baileyton, Alabama 35019	P.O. Box 10 Baileyton, Alabama 35019
Brian Clarke Witcher	316 3rd Street, SW Cullman, Alabama 35055	175 County Road 293 Cullman, Alabama

(b) *The issuer's officers:*

Name	Business Address	Residential Address
James Robin Cummings Chief Executive Officer and President	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	1736 David Drive, NW Cullman, Alabama 35055
Hubert Dorian Lawler Chief Operations Officer and Executive Vice President	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	88 Edgewood Road Cleveland, Alabama 35049
Lionel James Powell Chief Financial Officer and Executive Vice President	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	851 Scenic Drive N.E. Cullman, Alabama 35055
Morris Steven Stanford Executive Vice President	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	909 Avenue D, S.E Cullman, Alabama 35055
Kenneth Howard Weldon Executive Vice President	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	1170 Country Road 1352 Vinemont, Alabama 35179

(c) *The issuer's general partners:*

Not applicable

(d) *Record owners of five percent or more of any class of the issuer's equity securities:*

Name	Business Address	Residential Address
Altrust Financial Services, Inc. Savings & ESOP Trust	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	Not applicable
Ulysses Virgil and Lamerle Jean Haynes	Not applicable	6360 Highway 69 North Cullman, Alabama 35055

(e) *Beneficial owners of five percent or more of any class of the issuer's equity securities:*

Name	Business Address	Residential Address
Altrust Financial Services, Inc. Savings & ESOP Trust	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	Not applicable
Ulysses Virgil and Lamerle Jean Haynes	Not applicable	6360 Highway 69 North Cullman, Alabama 35055
James Robin Cummings	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	1736 David Drive, NW Cullman, Alabama 35055
Thomas Edwin Drake	P.O. Box 1165 Cullman, Alabama 35056	1440 County Road 1371 Vinemont, Alabama 35179
Cecil Alan Walker	Walker Brothers P.O. Box 150 Baileyton, Alabama 35019	240 County Road 1500 Cullman, Alabama 35058
Terry Neal Walker	Walker Brothers P.O. Box 150 Baileyton, Alabama 35019	P.O. Box 111 Baileyton, Alabama 35019
Timothy Dudley Walker	Walker Brothers P.O. Box 150 Baileyton, Alabama 35019	P.O. Box 10 Baileyton, Alabama 35019
Kenneth Howard Weldon	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	1170 Country Road 1352 Vinemont, Alabama 35179

(f) *Promoters of the issuer:*

Not applicable

(g) *Affiliates of the Issuer*

Name	Business Address	Residential Address
Peoples Bank of North Alabama	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	Not applicable
Southern Insurance of Cullman, Inc	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	Not applicable

(h) *Counsel to the issuer with respect to the proposed offering:*

Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Attn: Ralph F. MacDonald III
Facsimile No. (404) 253-8272

(i) *Each underwriter with respect to the proposed offering:*

Not applicable

(j) *The underwriter's directors:*

Not applicable

(k) *The underwriter's officers:*

Not applicable

(l) *The underwriter's general partners:*

Not applicable

(m) *Counsel to the underwriter:*

Not applicable

Item 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

(b) Not applicable

Item 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of Altrust Financial Services, Inc.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities are being offered directly by officers and directors of the issuer and not by underwriters, dealers or salespersons. No director, officer or employee of the issuer will receive renumeration in connection with the sale of the securities in this offering, except such persons may be reimbursed their reasonable out-of-pocket expenses.

(b) The issuer will offer the securities solely through the efforts of the issuer's officers and directors solely to existing shareholders residing in the State of Alabama. The securities are exempt from registration with the State of Alabama pursuant to Section 8-6-11(10) of the Alabama Securities Act, which section exempts securities offerings solely to existing shareholders.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) On April 19, 2002, Altrust Financial Services, Inc. sold 889,547 shares of its Common Stock, $0.01 par value, at an offering price of $7.75 per share, for an aggregate offering price of $6,893,989 to the following persons in the amounts stated:

Investor and Relationship with Issuer (if any)	Number of Shares of Common Stock Purchased
Donald Clay	32,260
Terry Clemmons	30,000
Tim Compton Former Executive Officer of Peoples Bank	3,225
Sara Cook	12,904
Larry Cooke	10,000
James Robin Cummings Chief Executive Officer and Director of Altrust and Peoples Bank	45,162
Chris Drake Wife and Mother of Director	3,600
Thomas Edwin Drake Director of Peoples Bank; Father of Director of Peoples Bank	35,112
George Whit Drake Director of Altrust and Peoples Bank; Son of Director of Peoples Bank	24,800
Noel Jasper Estes Director of Altrust and Peoples Bank	19,356
Betty Fisher	14,000
Mack Gavitt	26,000
Billy Gilley	12,554
Terry Gilley	350
Ulysses Virgil Haynes Beneficial Owner of Five Percent or more of Issuer's Securities	35,808
Connie Holcomb	6,712
Ed Holcomb	43,288
Candace Hooten Senior Vice President of Peoples Bank	6,600
Bill Jacka	10,000
Ray Lindsey Senior Vice President of Peoples Bank	12,903
Alan Neill	6,452
Darlene Norris	1,400
Robert Norris	11,500
Dwight Scott Director of Peoples Bank	17,080
Louise Scott Wife of Director	4,972
Laudine Shaw Wife of Director	8,656
Roy Shaw Director of Peoples Bank	11,700
Jerry Smith	6,452
Bill Waddell	12,904
Cecil Alan Walker Director of Altrust and Peoples Bank	118,227

Amy Walker Wife of Director	5,000
Terry Neal Walker Director of Altrust and Peoples Bank	110,159
Teresa Walker Wife of Director	1,672
Timothy Dudley Walker Director of Altrust and Peoples Bank	107,527
Kenneth Howard Weldon Executive Officer of Peoples Bank	2,500
John Whitten	12,904
Billy Williams	12,904
Brian Clarke Witcher Director of Peoples Bank	32,904
Doug Witcher Brother of Director	20,000

Throughout the previous year, Altrust issued shares of common stock to the following employees upon exercise of certain stock options in the amounts and at the share price as listed below.

Name	Date	Number of Shares	Exercise Price
Kenneth Weldon	March 15, 2002	1,600	$ 4.4375
Ed Vaughn	March 27, 200	1,600	$ 4.4375
Lori Allen	June 26, 2002	1,600	$ 4.4375
		1,600	$ 5.25
Tim Compton	July 29, 2002	1,600	$ 4.4375
		1,600	$ 5.25
Pam Yeager	August 22,2002	1,600	$ 4.4375
		1,600	$ 5.25

(b) Not applicable

(c) The shares above were sold in reliance on Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. The issuer made a determination that all of the purchasers of shares in the private placement were accredited investors based on the representations made by the purchasers in signed subscription agreements delivered to the issuer. The purchasers also delivered investment representations to the issuer and consented to the imposition of transfer restrictions on the securities, including restrictive legends on the certificates representing such shares. No other offers or sales of the issuer's common stock were made within six months of the private placement, except for the exercises of the stock options noted above. All purchasers in the private placement received a confidential private placement memorandum prior to their purchase of any shares. This private placement memorandum included information substantially similar to that provided in the Offering Circular, including audited and unaudited financial statements. The purchasers were also given the opportunity to ask questions of management and request supplemental information in the manner provided by Commission Regulation D.

Item 6. Other Present or Proposed Offerings

The issuer and its affiliates are not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A, other than in the normal course of business pursuant to the issuer's ESOP and director and employee stock option plans.

The issuer may repurchase approximately 97,366 shares of its common stock received by former employees as a result of their participation in the issuer's ESOP, and that have requested such repurchase. Such repurchase is expected to be at or about $8.50 per share, which is based upon an independent valuation of our shares performed for our ESOP as of December 31, 2001.

Item 7. Marketing Arrangements

(a) Neither Altrust Financial Services, Inc. nor any person named pursuant to Item 1 knows of any arrangements made for any of the following purposes:

1. To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution.
2. To stabilize the market for any of the securities to be offered.
3. For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Not applicable

Item 8. Relationship with Issuer of Experts Named In Offering Statement

No expert named in this Offering Statement as having prepared or certified any part hereof was employed for such purpose on a contingent basis, or, at the time of such preparation or certification or at any time thereafter, had a material interest in Altrust Financial Services, Inc., or any of its parents or subsidiaries or was connected with Altrust Financial Services, Inc. or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of Solicitation of Interest Document

No written document or broadcast script was used by the issuer prior to the filing of this Notification.

PART II

OFFERING CIRCULAR

OFFERING CIRCULAR

ALTRUST FINANCIAL SERVICES, INC.
Cullman, Alabama

Up to 645,161 Shares of Common Stock

Altrust Financial Services, Inc. is offering up to 645,161 shares of its common stock at a price of $7.75 per share. This offering will terminate 60 days after the date of this offering circular, unless sooner terminated, although we may, in our sole discretion, extend this offering for up to three periods of 30 days each. This offering will not be underwritten. We will sell our common stock in this offering solely through the efforts of our directors and officers. This offering will commence immediately following the qualification of this Offering Statement.

There currently is no active public market for our common stock. The market price of our common stock after this offering may be higher or lower than the offering price. No underwriters are involved in this offering, and we presently do not intend to apply for listing of our common stock on any securities exchange or for trading on Nasdaq. No minimum number of shares is required to be sold and no subscription proceeds will be held in escrow. Shares will be issued promptly after we accept subscriptions.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 6 of this offering circular.

	Offering Price	Estimated Expenses(2)	Proceeds to Altrust
Per Share (1)	$ 7.75	$ 0.2186	$ 7.5314
Total	$ 5,000,000	$ 241,000	$ 4,759,000

(1) Per share data assumes that we sell the maximum number of shares of our common stock offered by this offering circular.

(2) Offers and sales of our common stock will be made on behalf of Altrust by our directors and executive officers. These directors and executive officers will not receive special compensation, commissions, or other monies for these activities, but may be reimbursed for reasonable out-of-pocket expenses. This includes estimated legal, accounting, printing, and postage costs related to this offering.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR THE COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THE COMMON STOCK IS NOT A DEPOSIT OR AN OBLIGATION OF ANY DEPOSITORY INSTITUTION, AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY GOVERNMENT AGENCY.

THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL OUR COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY OUR COMMON STOCK EXCEPT TO EXISTING SHAREHOLDERS OF THE COMPANY WHO ARE BONA FIDE RESIDENTS OF THE STATE OF ALABAMA.

______________, 2002

TABLE OF CONTENTS

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this offering circular is accurate only as of the date on the front cover of this offering circular or the dates given in this offering circular. Our business, financial condition, results of operations, and prospects may have changed since those dates.

In this offering circular, "Altrust," "we," "us," and "our" refer to Altrust Financial Services, Inc. and its subsidiaries. "Peoples Bank" refers to Peoples Bank of North Alabama, a wholly owned subsidiary of Altrust.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere throughout this offering circular are forward-looking statements. Forward-looking statements relate to future events or our future financial performance and may involve known or unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. Forward-looking statements include statements using the words such as "may," "will," "anticipate," "should," "would," "believe," "assure," "contemplate," "expect," "estimate," "continue," "intend," "project," "design," "plan," "seek," or other similar words and expressions of the future.

These forward-looking statements involve risks and uncertainties, and may not be realized due to a variety of factors, including, but not limited to, the following:

- the effects of future economic conditions;

- governmental monetary and fiscal policies, as well as legislative and regulatory changes;

- the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;

- interest rate and credit risks;

- the effects of existing and future competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with competitors offering banking products and services by mail, telephone, computer and the Internet;

- the failure of assumptions underlying the establishment of reserves for possible loan losses;

- the costs, time and operational difficulties of integrating and managing the branches purchased from Community Bank and retaining the customers of such branches, and our related expansion into new market areas; and

- our ability to attract and retain qualified personnel.

All written or oral forward looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. Our actual results may differ significantly from the results we discuss in these forward-looking statements.

SUMMARY

The following is a brief summary of selected contents of this offering circular. It does not contain all the information that may be important to you. We urge you to read this entire offering circular, including our financial statements and the notes to these statements, before making an investment decision. You should also carefully consider the information set forth under "Risk Factors."

Our Company

Altrust Financial Services, Inc. is an Alabama corporation, which is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and which is a financial holding company under the Gramm-Leach-Bliley Act of 1999.

We conduct nearly all of our business through our wholly owned subsidiary, Peoples Bank of North Alabama. Peoples Bank is an Alabama commercial bank that commenced operations in September 1977 through its predecessors.

As of June 30, 2002, following our acquisition of six Marshall County branches and their customers, we had total consolidated assets of approximately $289.9 million, consolidated deposits of approximately $246.1 million, total consolidated liabilities (including deposits) of approximately $258.3 million, and consolidated shareholders' equity of approximately $31.6 million. Our net income for the second quarter of 2002 was approximately $1.37 million.

Our Banking Business

We offer a broad range of retail and commercial banking and financial services, principally through Peoples Bank. Peoples Bank primarily targets individuals and small- to medium-sized businesses located in our North Alabama market area. Peoples Bank's principal activities consist of the taking of demand and time deposits and the making of secured and unsecured consumer and commercial loans.

Peoples Bank is a member of the FDIC, and its deposits are insured by the FDIC.

Our Market Area and Strategy

Our primary market area is Cullman County, and nearby areas of Blount, Marshall and Morgan Counties, Alabama as well as the northern portion of Jefferson County, Alabama. We plan to continue to open or acquire additional branches in smaller towns in these North Alabama counties. These communities are principally served by branches of large regional and national financial institutions headquartered outside of the area. As a result, we believe these markets need a locally-owned and operated commercial bank managed by people in and from the communities it serves.

We offer personalized and flexible banking services to the communities in our market area and are able to react quickly to changes in those communities. We also offer products tailored to the specific needs of our communities. As a financial holding company, we can offer a wide variety of services. Although we have not engaged in any financial holding company activities to date, we intend to review the possibilities of selling additional types of insurance, investment products, appraisal services, tax services and other non-traditional products that complement our existing services.

Our Board of Directors and Management

Altrust's directors are J. Robin Cummings, Whit Drake, Brian Witcher, N. Jasper Estes, Alan Walker, Terry Walker and Tim Walker. The directors of Peoples Bank are J. Robin Cummings, Roy Shaw, Tom Drake, Dwight Scott, Whit Drake, Brian Witcher, N. Jasper Estes, Alan Walker, Terry Walker and Tim Walker. Collectively, our directors have more than 130 years of banking experience. Our directors represent local business persons and banking professionals, each having strong ties and familiarity with the communities in which we operate.

Our management team is J. Robin Cummings (President, Chief Executive Officer and Chairman of the Board of Altrust), Lionel Powell (Chief Financial Officer of Peoples Bank), H.D. Lawler (Chief Operations Officer of Peoples Bank), Steve Stanford (Executive Vice President of Peoples Bank) and Kenneth Weldon (Executive Vice-President of Peoples Bank). Collectively, our management team has more than 65 years of banking experience.

Our Principal Executive Offices

Our principal executive offices are located at 811 2nd Avenue S.W., Cullman, Alabama 35055-4222, and our telephone number is (256) 737-7000.

Recent Developments

On February 25, 2002, we entered into an agreement with Community Bank, Blountsville, Alabama to purchase six bank branches and the related assets and deposits located in Marshall County, Alabama. We completed this transaction on May 31, 2002. For additional information on this acquisition, see "Our Company - Recent Developments."

In order to finance the acquisition of the Marshall County branches described above, we completed a private placement sale of 889,547 shares of our common stock at a price of $7.75 per share on April 19, 2002 for an aggregate offering price of $6.893 million. This private placement resulted in net proceeds to Altrust of approximately $6.768 million.

Information About This Offering

The following information:

- is based on the number of shares of our common stock outstanding as of November 30, 2002;
- assumes that we offer and sell all of our common stock offered at a price of $7.75 per share; and
- excludes 226,800 options for shares granted for issuance under our stock option plans, of which 111,600 shares were issuable upon the exercise of options outstanding as of November 30, 2002 at a weighted average exercise price of $4.66 per share.

Our Use of the Proceeds from This Offering

We expect our estimated net proceeds from this offering, after deducting estimated offering expenses of approximately $241,000, to be approximately $4.759 million.

We intend to use the net proceeds from the sale of our common stock to construct our proposed new branch office in Jones Chapel, to purchase shares held by former participants in our ESOP, to make improvements and upgrades to our equipment and technology, and for general corporate purposes, including, but not limited to, capital contributions to our bank to support future growth and maintain working capital, and possible acquisitions of additional bank branches and other financial services businesses.

Our Plan of Distribution

No underwriters are involved in this offering. Our directors and officers will assist us in offering and selling our common stock. Our directors and officers will not receive any commissions for these activities, but we may reimburse their reasonable out-of-pocket expenses. See "Information About This Offering."

How to Purchase Shares

This offering will terminate 60 days after the date of this offering circular, unless sooner terminated, although we may extend, in our sole discretion, the offering for up to three periods of 30 days each. If you would like to purchase shares in this offering, then prior to the termination date you must complete the subscription agreement that accompanies this offering circular and deliver it to us together with a check to cover the purchase price of your shares. We will not be using an escrow agent for the proceeds of this offering.

Our Common Stock

At November 30, 2002, we had approximately 4,869,711 shares outstanding. Assuming that we sell all of the approximately 645,161 shares of our common stock offered by this offering circular, we will have 5,514,872 shares of our common stock outstanding after this offering, or 5,417,506 if we use certain proceeds of the offering to repurchase approximately 97,366 shares that are required to be repurchased at the request of former ESOP participants. No active public market currently exists for our common stock, and none is expected to develop after this offering.

SUMMARY FINANCIAL DATA

The following table shows our summary financial data, which you should read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and accompanying notes and other financial data in this offering circular or otherwise incorporated herein. The data as of and for the six months ended June 30, 2001 and 2002 is unaudited. The financial data as of and for the six months ended June 30, 2002 includes the assets and liabilities of the Marshall County branches purchased on May 31, 2002 and the results of operations reflect the operations of those branches by us since May 31, 2002. You should not rely on our interim results as being indicative of results of operations for any full year or any other interim period.

	For the Year Ended December 31,					For the Six Months Ended June 30,	
	1997	1998	1999	2000	2001	2001	2002
			(in thousands, except per share data)				
Earnings							
Interest income	$10,426	$12,483	$13,730	$15,391	$16,229	$8,263	$7,206
Interest expense	3,893	5,151	5,580	6,923	6,643	3,681	2,165
Net interest income	6,533	7,332	8,150	8,468	9,586	4,582	5,041
Provision for loan losses	273	458	295	353	740	407	878
Net interest income after provision for loan losses	6,260	6,874	7,855	8,115	8,846	4,175	4,163
Non-interest income	2,187	2,509	2,539	2,546	2,954	1,499	1,675
Non-interest expenses	4,298	5,122	5,579	6,399	7,120	3,401	3,718
Net income before income taxes	4,149	4,261	4,815	4,262	4,680	2,273	2,120
Applicable income taxes	1,462	1,502	1,669	1,619	1,645	799	752
Net income	$2,687	$2,759	$3,146	$2,643	$3,035	$1,474	$1,368
Per Share Data (1)							
Net income – basic earnings	$0.71	$0.72	$0.80	$0.67	$0.77	$0.38	$0.32
Net income – diluted earnings	0.69	0.69	0.77	0.63	0.72	0.35	0.30
Shareholders' equity (book value)	4.45	4.96	4.46	5.26	5.84	5.41	6.50
Cash dividends	-	0.25	-	-	0.50	0.50	-
Weighted average number of shares outstanding	3,795,330	3,846,980	3,945,526	3,959,866	3,965,694	3,965,480	4,322,313
Selected Average Balances							
Total assets	$130,816	$162,211	$171,821	$185,224	$201,125	$200,610	$218,014
Loans, net	102,992	126,114	134,032	146,945	152,598	155,102	151,945
Total deposits	104,884	137,518	138,305	142,878	169,570	166,977	185,975
Shareholders' equity	16,468	18,756	17,784	19,416	22,013	21,171	25,563
Selected Period-End Balances							
Total assets	$131,849	$164,609	$179,146	$193,043	$201,820	$202,616	$289,887
Loans, net	102,475	130,083	140,809	152,081	145,380	152,199	191,986
Allowance for loan losses	821	1,100	1,206	1,324	1,739	1,534	2,430
Total deposits	105,234	135,873	129,326	154,968	172,471	172,584	246,119
Other borrowings	8,413	8,085	29,965	14,553	3,881	6,173	6,581
Shareholders' equity	16,998	19,123	17,643	20,867	23,158	21,475	31,599
Financial ratios:							
Return on average assets(2)	2.05%	1.70%	1.83%	1.43%	1.51%	1.47%	1.25%
Return on average equity(2)	16.32%	14.71%	17.69%	13.61%	13.79%	13.92%	10.70%
Average earning assets to average total assets	89.83%	90.39%	90.74%	90.84%	90.56%	90.81%	85.77%
Average loans to average deposits	98.20%	91.71%	96.91%	102.85%	89.99%	92.89%	81.70%
Average equity to average total assets	12.59%	11.56%	10.35%	10.48%	10.94%	10.55%	11.73%
Net interest margin (FTE) (2)	5.61%	5.06%	5.31%	5.10%	5.31%	5.08%	5.42%
Net charge offs to average loans	0.11%	0.14%	0.14%	0.16%	0.22%	0.13%	0.12%
Dividend payout ratio	--	34.72	--	--	64.94	131.58	--

(1) Per share data is restated to reflect stock splits in 1996 and 2000.

(2) Return on average assets, average equity and net interest margin for the six-month periods ended June 30, 2002 and 2001 are reflected on an annualized basis.

Pro Forma Selected Financial Data

As of May 31, 2002, Peoples Bank of North Alabama (wholly owned subsidiary bank of Altrust Financial Services, Inc.) purchased assets and assumed liabilities of six branches located in Marshall County, Alabama from Community Bank, Blountsville, Alabama.

The following unaudited pro forma statements of operations for the six months ended June 30, 2002 and the year ended December 31, 2001 have been derived from the unaudited consolidated financial statements of Altrust Financial Services, Inc. for the six months ended June 30, 2002, the audited consolidated financial statements of Altrust Financial Services, Inc. for the year ended December 31, 2001, and the unaudited internal financial statements of the six Community Bank branches for the five months ended May 31, 2002 and for the year ended December 31, 2001. The following unaudited pro forma financial statements have also been adjusted to give effect to Altrust's purchase of the six Marshall County, Alabama branches of Community Bank as if this acquisition had occurred on January 1, 2001. This branch purchase has been accounted for using the purchase method of accounting.

The unaudited internal financial statements of the six branches were provided by Community Bank. The six branches participated in Community Bank's centralized cash management system, and their funding requirements were met by Community Bank. The operational transactions of these branches resulted in amounts receivable from or payable to the main office of Community Bank that fluctuated over time and were not settled through cash transfers. These six branches were allocated interest income or expense based upon their net receivable or payable with the main office. Community Bank charged these branches for direct costs associated with their operations, which are included in noninterest expenses. Community Bank's other noninterest income and other administrative costs not directly attributable to these six branches have been allocated to the branches based on their average assets, average loans or average deposits and are also included in noninterest income or noninterest expenses for the periods. The financial statements of the branches have been prepared as if the six Marshall County, Alabama branches of Community Bank had operated as a stand-alone entity during the periods presented. Management of Altrust Financial Services, Inc. believes that the methods and allocations used by Community Bank relative to the six branches are reasonable and result in financial statements for the six branches as a stand-alone entity that conform to accounting principles, generally accepted in the United States of America, in all material respects.

The pro forma information included in this prospectus does not purport to represent what Altrust's results of operations would actually have been had the branch purchase occurred on January 1, 2001. The pro forma financial statements should be read in conjunction with the consolidated financial statement data of Altrust Financial Services, Inc. as of December 31, 2001, and for the year then ended, which is included elsewhere in this prospectus and have been audited by Mackle, Splawn, Tindall & McDonald, LLP, independent public accountants.

PRO FORMA STATEMENT OF OPERATIONS

	Five Months Ended May 31, 2002 Community Bank Marshall County Branches	Six Months Ended June 30, 2002 Altrust Financial Services, Inc. Consolidated	Adjustments	Notes	Pro Forma	Year Ended December 31, 2001 Community Bank Marshall County Branches	Altrust Financial Services, Inc. Consolidated	Adjustments	Notes	Pro Forma
		(In Thousands, Except Per Share Data)					(In Thousands, Except Per Share Data)			
Gross interest income	$ 2,524	$ 7,206	$ (69)	1	$ 9,661	$ 8,268	$ 16,228	$ (218)	1	$ 24,278
Gross interest expense	1,208	2,165	17	1,2	3,390	4,506	6,643	162	1,2	11,311
Net interest income	1,316	5,041	(86)		6,271	3,762	9,585	(380)		12,967
Provision for loan losses	88	878	(383)	4	583	242	740	295	3	1,277
Net interest income after provision	1,228	4,163	297		5,688	3,520	8,845	(675)		11,690
Noninterest income	317	1,675	46	1	2,038	764	2,954	0		3,718
Noninterest expense	1,304	3,718	151	1, 2	5,173	3,428	7,120	384	1, 2	10,932
Pretax income	241	2,120	192		2,553	856	4,679	(1,059)		4,476
Income tax expense	50	752	71	5	873	264	1,644	(392)	5	1,516
Net income	$ 191	$ 1,368	$ 121		$ 1,680	$ 592	$ 3,035	$ (667)		$ 2,960
PER COMMON SHARE										
Basic earnings	N/A	$ 0.32	N/A		$ 0.39	N/A	$ 0.77	N/A		$ 0.75
Diluted earnings	N/A	$ 0.30	N/A		$ 0.37	N/A	$ 0.72	N/A		$ 0.70
Cash dividends declared	N/A	-	N/A		-	N/A	$ 0.50	N/A		$ 0.50
Book value	N/A	$ 6.50	N/A		N/A	N/A	N/A	N/A		N/A
Weighted average shares outstanding	N/A	4,322,313	N/A		4,355,313	N/A	3,965,694	N/A		3,965,694
Weighted average shares and equivalents	N/A	4,564,777	N/A		4,564,777	N/A	4,206,834	N/A		4,206,834
Pro forma shares outstanding end of period	N/A	4,863,311	N/A		4,863,311	N/A	N/A	N/A		N/A

Pro Forma Adjustments:

1) Reflects the removal of non-recurring items and the income or expense effect of assets or liabilities not acquired or assumed.
2) Reflects the interest expense and depreciation expense applicable to the capitalized lease assumed, and reflects the amortization of the core deposit intangible (total $4.9 million amortized on straight line basis over 15 years.)
3) Reflects a provision for loan losses for year ended December 31, 2001 on loans acquired.
4) Reflects the reversal of the 2001 pro forma provision and removes the provision on the branches for five months ended May 31, 2002, since a provision on the loans acquired is included in the consolidated statement of operations for six months ended June 30, 2002.
5) Reflects the applicable tax effects of the pro forma income and expense items.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones that may be important to you. Our business, financial condition and results of operations could be harmed by any of the following risks or other risks, which have not been identified or which we may believe are immaterial or unlikely. The value or market price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

We are Subject to the Local Economies Where We Operate

Our success depends upon the growth in population, income levels, deposits and housing starts in our primary market. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Unlike a regional or national institution, we are unable to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

We May Face Risks With Respect to Future Expansion and Acquisitions or Mergers, Including the Marshall County Branch Acquisition

We continuously seek to acquire other financial institutions or parts of those institutions. We may also consider and enter into new lines of business which may include, among other possibilities, wealth management, securities and insurance brokerage, and finance company lending. We may engage in *de novo* branch expansion, acquisitions or mergers in the future, and believe we will receive regulatory approval soon to construct a new branch office in Jones Chapel, Cullman County, Alabama. We also from time to time receive inquiries and have discussions with potential acquirors of us. Acquisitions and mergers involve a number of risks, including:

- the time and costs associated with identifying and evaluating potential acquisitions and merger partners;
- the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution may not be accurate;
- the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;
- our ability to finance an acquisition;
- possible dilution to our existing shareholders;
- the diversion of our management's attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;
- entry into new markets where we lack experience;
- the introduction of new products and services into our business;
- possible adverse short-term effects on our results of operations;
- the incurrence and possible impairment of goodwill associated with an acquisition; and
- the risk of loss of key employees and customers.

We will incur substantial costs to expand, and we can give no assurance that such expansion will result in the levels of profits we seek. There can be no assurance that, integration efforts for the acquisition of the Marshall County branches or any future mergers or acquisitions will be successful. Also, we received substantial cash from the acquisition of the Marshall County branches that was invested following the closing of the acquisition, and we expect our net interest spread, margin and income will be adversely affected until we can expand our lending business in Marshall County.

We may issue equity securities, including common stock and securities convertible into our common stock in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders and to investors purchasing common stock in this offering. There is no assurance that, following any future mergers or acquisition, our integration efforts will be successful or that our company, after giving effect to the acquisition, will achieve profits comparable to or better than our historical experience.

We Face Credit Quality Risks and Our Credit Policies May Not Be Sufficient to Avoid Losses

A significant risk is the possibility that losses will result because our borrowers, guarantors and related parties fail to repay their loans to us. We lend primarily to individuals and small- to medium- size businesses, which may expose us to greater risks than loans to larger, better-capitalized businesses with longer operating histories. Although we maintain credit policies and underwriting and credit monitoring procedures to manage our risk of loss, these policies and procedures may not prevent unexpected losses that could harm our results of operations and financial condition.

Our Loan Evaluation Process and Allowance for Loan Losses May Not Be Sufficient to Prevent Losses

We manage our credit exposure through review and monitoring of loan applicants and loan concentrations in particular industries, and through loan approval and review procedures. We have an evaluation process intended to establish an allowance for loan losses that reflects the risks in our loan portfolio. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based upon our experience, judgment and expectations regarding our borrowers, the economies in which we and our borrowers operate, as well as the judgments of our regulators. If our loan evaluations fail to anticipate our risks of making loans or if our estimates and judgments result in loan loss reserves that are insufficient to absorb future loan losses, our profitability and financial condition will suffer.

We Face Strong Competition from Larger, More Established Competitors

The banking business is highly competitive and we experience strong competition in each of our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. Certain of our former executive officers and other officers recently resigned to form competing banks in Cullman and Oneonta, Alabama and may seek the business of our customers. While we believe we can and do successfully compete with these other financial institutions in our markets, we may face a competitive disadvantage as a result of our smaller size, lack of geographic diversification and inability to spread our marketing costs across a broader market.

Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local customers, we can give no assurance that this strategy will be successful.

We Are Subject to Extensive Regulation That Could Limit or Restrict Our Activities

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably. See "Supervision and Regulation."

A Loss of Any of Our Key Executive Officers Could Harm Our Business

Our success depends, and is expected to continue to depend, on our executive officers. In particular, we rely on J. Robin Cummings, H.D. Lawler, Lionel Powell, Kenneth Weldon and Steve Stanford. Our growth will continue to place significant demands on our management, and the loss of any of these persons' services could harm our future operations. If we lose the services of any of these persons, we likely would have delays in finding suitable replacements and carrying out our present business plan, including our expansion into Marshall County. We anticipate needing additional management to support our growth in size and the branches we acquired in Marshall County, Alabama. Tim Compton and Danny Kelly recently resigned their positions as Executive Vice Presidents of Peoples Bank. In addition to Messrs. Kelly and Compton, other officers and employees have recently resigned their positions with Peoples Bank. Messrs. Compton and Kelly had held their positions at Peoples Bank for six years and three years, respectively. Messrs. Compton and Kelly and other former officers and employees have indicated they seek to open new competing banks. Mr. Compton proposes to open a bank in Cullman, Alabama in direct competition with Peoples Bank. Additionally, Peoples Bank recently hired Lionel Powell as Chief Financial Officer, H.D. Lawler as Chief Operations Officer, and Steve Stanford as Executive Vice President of Commercial Lending of Peoples Bank. These personnel changes and the new competition may adversely affect our performance and delay our integrations of the newly acquired branches. Delays in integration of the branches and additional personnel changes could result in a decrease in our profitability and a decline in the value of any shares you may purchase in this offering.

The Voting Power of Our Directors and Officers Could Prevent a Change in Control of Our Company or Result in Management Decisions With Which You Do Not Agree

As of November 30, 2002, our directors and executive officers beneficially owned approximately 1,623,318 shares of our common stock, representing approximately 32.4% of our total outstanding common stock (including 111,600 shares subject to options currently exercisable or exercisable within 60 days of November 30, 2002). This amount does not include those shares held by our ESOP for which certain directors and officers may be deemed beneficial owners, but as to which they have disclaimed beneficial ownership. Our ESOP holds 1,194,998 shares of our common stock (including shares held by our executive officers), which is approximately 23.9% of our total outstanding common stock (including 111,600 shares subject to options currently exercisable or exercisable within 60 days of November 30, 2002). Our directors and officers recently purchased additional shares in our private placement of common stock and may purchase more shares in this offering. As a result of this ownership by our management and the voting of ESOP stock by the ESOP administrators and participants, other shareholders, individually or as a group, may be unable to effectively exercise control over the election of our directors and the supervision of the management or our business. As a result, it may be difficult for our shareholders to change our management or for a third party to acquire our company in a transaction our nonaffiliated shareholders may consider advantageous. See "Management and Principal Shareholders."

Our Ability to Pay Dividends Is Limited and We May Be Unable to, or Choose Not to, Pay Dividends

Dividends from our Peoples Bank subsidiary are our primary source of funds for the payment of principal of, and interest on, our indebtedness and other obligations, as well as for the payment of dividends on our common stock. Our ability to pay dividends depends upon the earnings and capital position of Peoples Bank, and the prior payment of interest on, and principal of, our indebtedness.

Our ability to pay dividends is also limited by regulatory restrictions and the need to maintain sufficient consolidated capital. Peoples Bank's ability to pay dividends to us is limited by its obligation to maintain sufficient capital and by other general restrictions on its dividends that are applicable to Alabama banks and banks that are regulated by the FDIC. If we do not satisfy these regulatory requirements, we will be unable to pay dividends on our common stock. See "Supervision and Regulation."

The Terrorist Attacks of September 11, 2001, and the United States' Response to Those Attacks, May Affect Our Business

The terrorist attacks of September 11, 2001, and the United States' subsequent response to these events, have created an economic slowdown that may adversely affect our banking business.

As a result of these attacks, the United States has declared "war" on terrorism and National Guard and reserve forces have been called up for domestic and international service. Under the Soldiers' and Sailors' Civil Relief Act of 1940, borrowers who enter military service are afforded various types of relief under their loans and other obligations, including a maximum annual interest rate of 6% during the period of their active duty. The Relief Act applies to members of the Army, Navy, Air Force, Marines, National Guard, Reserves, Coast Guard and officers of the U.S. Public Health Service assigned to active duty. Because the Relief Act applies to individuals who enter active military service after they have entered into their loans, we cannot predict the effect that the Relief Act will have on the loans made by Peoples Bank. Under the Relief Act, we may be unable to collect the full amount of interest otherwise due on affected loans for an indefinite period of time. Further, we may be unable to foreclose on these loans during, and in some cases after, the borrower's period of active duty. If we are unable to collect the full amount of interest due to us, or if we are unable to foreclose on any of the affected loans, our business could suffer.

Our Business Is Affected by General Economic Conditions

Our business is affected by general economic conditions, including inflation and interest rates. Inflation generally increases the cost of funds and operating overhead, as well as the yields on loans and assets with variable interest rates. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, changes in interest rates related to inflation generally have a more significant effect on our performance than on other companies. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation may be accompanied by increases in interest rates. In addition, inflation increases our cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and various other costs we incur.

Our profitability depends substantially upon our net interest income. Net interest income is the difference between the interest earned on assets, such as loans and investment securities, and the interest paid for liabilities, such as savings and time deposits. Market interest rates for loans, investments, and deposits are highly sensitive to many factors beyond our control. These factors include competition, general economic conditions, inflation, and monetary and fiscal policies. Changes in interest rates may cause significant changes, up or down, in our net interest income. Increases in interest rates generally decrease the market value of our investments and loans held, and may harm our liquidity, earnings and shareholders' equity. Conversely, decreases in interest rates may reduce the interest rate spread between the rate we must pay on our deposits and the rate that we are able to receive on our loans. At any given time, our assets and liabilities will be affected differently by a change in interest rates and, although we seek to manage these risks through our asset and liability policies, significant or swift changes in interest rates may adversely affect our results of operations.

Risks Related to This Offering

Our Offering Price May Not Reflect Actual Value

No underwriters have been involved in negotiating or establishing the offering price for our common stock. The price at which our shares are offered may bear little or no relationship to the actual or market value of our shares. In setting the offering price, our Board of Directors considered our shareholders' equity, earnings and prospects, and advice from an investment banking firm. We do not believe that the market for our shares is sufficiently active to be a reliable indicator of the value of our common stock.

The market price of our common stock could fluctuate substantially based on a variety of factors, including, but not limited to, the following:

- future announcements concerning us, our competitors or the businesses with whom we have relationships, including new competition from former officers and employees of Peoples Bank in our market area;
- changes in government regulations and the financial services industry, generally that affect our costs, and the types and mix of our products;
- the overall volatility of the stock markets and the economy generally;
- the risks of integrating the Marshall County branches that we recently acquired;
- our growth and ability to implement our expansion strategy, especially given the competition in the banking industry in our market area; and
- changes in our operating results from quarter to quarter.

Stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. These fluctuations, coupled with changes in our results of operations and general economic, political and market conditions, as well as the market for financial services' stocks in general, may harm the market price of our common stock. In addition, there is no active trading market for our common stock or market values to help establish and stabilize prices.

The market price of our common stock may change during this offering, as well as during the periods before and after this offering. Due to these changes and the lack of an active market for our common stock, you may be unable to sell your shares at a desirable price or a price that is reflective of their value, and you may suffer a loss if you sell your shares.

In addition, we have not established a minimum number of shares to be sold, and, as a result, we may complete this offering even if only a small number of shares are sold. We can give no assurance that any particular number of shares will be sold in this offering. If all of the shares offered are not sold in the offering, then we will receive less proceeds from this offering, which may limit our future growth, financial flexibility, our ability to fully integrate the Marshall County branches, and our ability to complete any future acquisitions or other transactions. As a result, the value of the shares you purchase in this offering may decrease.

Our Management Will Have Broad Discretion to Spend a Large Portion of the Net Proceeds of This Offering and May Do So in Ways With Which You Do Not Agree

We estimate the net proceeds to us from this offering to be approximately $4.859 million, after deducting offering expenses. We intend to use these proceeds for general corporate purposes and working capital including, but not limited to, capital to support future growth and possible acquisitions of other banks, bank branches and banking-related companies. The failure of management to apply these funds effectively could harm our business. See "Use of Proceeds."

No Established Trading Market for Our Common Stock Exists or May Develop

No active trading market exists for our common stock, and we have no reason to believe that a more active trading market will develop in the near future, or that if a market develops it will continue or provide sufficient liquidity to permit disposition of your shares. We have no present plans to list or qualify our common stock for trading on any securities exchange or with Nasdaq. Your ability to sell shares of our common stock and the price at which the common stock may be sold could be affected by fluctuations in the securities markets and financial institution stocks generally in response to variations in interest rates, periodic operating results and other factors. The stock markets also experience price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of specific companies. These broad fluctuations may adversely affect the price of our common stock.

Sales of Substantial Amounts of Our Common Stock in the Public Market Could Harm the Market Price of Our Stock

We cannot predict the effect, if any, that future sales of our common stock in the market, or the availability of shares of common stock for sale in the market, will have on the market price of our common stock. We, therefore, can give no assurance that sales of substantial amounts of common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our future ability to raise capital through sales of our common stock.

If You Are an Existing Shareholder, Your Current Percentage Ownership May Be Diluted by This Offering If You Do Not Purchase Any Shares

Holders of our common stock do not have any preemptive rights to purchase additional shares of our common stock in this or any future offering. Therefore, holders of our common stock may not be able to maintain their current percentage interests when we issue more common stock. As a result, if you are a current holder of our common stock, you will suffer dilution in your percentage ownership of our common stock to the extent that you do not purchase additional shares in an amount that would allow you to maintain your existing percentage ownership of our common stock. For example, as a current shareholder, you could experience up to an 11.7% dilution in your equity interest if you decide not to purchase any shares in this offering.

Investors in This Offering Will Experience Immediate and Substantial Dilution

Assuming all shares offered are sold, purchasers in this offering will experience immediate dilution in the net tangible book value of the common stock from this offering price of up to $2.26 per share. This means that the book value of the shares you purchase in this offering will decrease immediately by $2.26 per share. See "Dilution". To the extent we raise additional capital by issuing equity securities in the future, our shareholders may experience additional substantial dilution. Additional dilution may also occur upon the exercise of options granted by Altrust under our current and future stock option plans. See "Executive Compensation."

USE OF PROCEEDS

The estimated net proceeds to Altrust from this offering, assuming shares are sold at the sales levels specified, are set forth below:

	Percentage of Sales of Offering				
	10%	25%	50%	75%	100%
Proceeds	$ 500,000	$ 1,250,000	$ 2,500,000	$ 3,750,000	$ 5,000,000
Cost of issuance	241,000	241,000	241,000	241,000	241,000
Net proceeds	$ 259,000	$ 1,009,000	$ 2,259,000	$ 3,509,000	$ 4,759,000
Use of proceeds:					
Jones Chapel branch costs	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000
Acquisition of ESOP Shares	159,000	827,611	827,611	827,611	827,611
Equipment upgrade and staffing	0	81,389	300,000	300,000	300,000
Other operational capital	0	0	1,031,389	2,281,389	3,531,389

We intend to use the net proceeds from the sale of our common stock to, in the following order of priority, finance our establishment of a new branch in Jones Chapel, Alabama, to purchase shares of former employee participants in our ESOP and to upgrade equipment and increase and improve staffing. Remaining proceeds from the sale of our common stock will be used for general corporate purposes and working capital including, but not limited to, capital to support future growth and possible acquisitions of other banks, bank branches and banking-related companies. This priority of the use of proceeds will apply as shown, even if less than 25% of the shares offered are sold.

Following the offering, and assuming all shares are sold, our consolidated shareholders' equity to total assets on a pro forma basis as of June 30, 2002 would be approximately 12.4%. No minimum number of shares of common stock must be sold in the offering. To the extent that less than all of the 645,161 shares of our common stock offered are sold in the offering, the proceeds from the offering available to us will be reduced, and the scope and timing of our future growth may be limited.

Our management currently anticipates using the proceeds from this offering for the purposes described above. However, we may find it necessary or advantageous to use some or all of the proceeds for other purposes that our board of directors believes would be in the best interests of Altrust and its shareholders. For instance, if we were presented with a strategic acquisition opportunity or other method of expanding our business that management determined was beneficial to Altrust, we may use some or all proceeds for that purpose.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2002. You should read the information in this table together with the financial statements, the related notes, the "Summary Financial Data," and the other information in this offering circular.

	June 30, 2002 (In Thousands)
Shareholders' Equity:	
Common stock	$ 49
Capital surplus	11,716
Retained earnings	23,236
Accumulated other comprehensive income	194
Unearned compensation related to ESOP debt	(3,596)
Total shareholders' equity	$ 31,599
Total Capitalization	$ 31,599

MARKET INFORMATION AND DIVIDENDS

Market Information

No active trading market exists for our common stock, and we have no reason to believe that an active trading market will develop in the foreseeable future. We have no present plans for our common stock to be listed or qualified for trading on any stock exchange or with Nasdaq. As of November 30, 2002, there were approximately 395 holders of record of Altrust's common stock, and approximately 4,869,711 shares of our common stock were issued and outstanding.

The last selling price of our common stock based on information available to us was $7.75 per share on April 19, 2002 in a private placement of 889,547 shares of our common stock. We intend to repurchase approximately 97,366 shares of our common stock from former employees that have requested such repurchase. Such repurchases will be at $8.50 per share, which is based upon an independent valuation of our shares performed for our ESOP as of December 31, 2001. Under our ESOP and applicable law, former ESOP participants may require us to purchase directly or through the ESOP certain shares distributed from the ESOP at a price based on the latest valuation performed for the ESOP. Our shares are infrequently traded in private transactions, and these trades are not necessarily indicative of the value of our shares. We have not issued any options to purchase our common stock other than to our executive officers and outside directors pursuant to our Long-Term Incentive Plan and our 1995 Stock Option Plan for Outside Directors. See "Executive Compensation."

Dividends

In 1999 and 2000, we did not pay any dividends on our common stock. During 2001, we paid cash dividends of $0.50 per share, totaling $1,982,822, to holders of our common stock. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend upon our earnings, our financial condition, the capital adequacy of Altrust and Peoples Bank, our need for funds, and other relevant factors, including applicable restrictions and governmental policies and regulations.

Unless we diversify our business or acquire other financial institutions, we expect to continue to rely upon dividends that we receive from Peoples Bank as our primary source of funds to pay dividends to our shareholders. Peoples Bank may only declare and pay dividends out of its retained earnings, and it may not declare dividends in excess of 90% of its retained earnings. Without the prior approval of the Alabama Superintendent of Banks and the FDIC, the total of all dividends declared by Peoples Bank in any calendar year may not exceed the total of its net earnings for that year combined with its retained net earnings for the preceding two years (less any required transfers to surplus). In addition, Peoples Bank must maintain adequate capital. See "Supervision and Regulation."

DILUTION

Our net tangible shareholders' equity (book value) as of June 30, 2002 was $25.364 million or $5.22 per share of common stock outstanding. We have calculated this amount by:

- subtracting our total liabilities from our total tangible assets; and
- then dividing the difference by the total number of shares of common stock outstanding.

If we give effect to our receipt of the net proceeds from the sale of approximately 645,161 shares of our common stock in this offering at the offering price of $7.75 per share, our adjusted pro forma net tangible book value as of June 30, 2002 would have been approximately $30.223 million or $5.49 per share. This amount represents an immediate increase in pro forma net tangible book value of $0.27 per share to existing shareholders and an immediate dilution of $2.26 per share to new investors.

The following table illustrates this per share dilution as well as the per share dilution if we only receive 75%, 50%, 25% or 10% of the proceeds from this offering:

Percentage of Offered Shares Sold	**100%**	**75%**	**50%**	**25%**	**10%**
Number of Shares Sold	645,161	483,871	322,581	161,290	64,516
Offering Price Per Share	$ 7.75	$ 7.75	$ 7.75	$ 7.75	$ 7.75
Net Tangible Book Value Per Share as of June 30, 2002	5.22	5.22	5.22	5.22	5.22
Pro Forma Increase in Net Tangible Book Value Per Share Attributable to the Offering	0.27	0.20	0.13	0.05	0
Pro Forma Net Tangible Book Value After the Offering	5.49	5.42	5.35	5.27	5.22
Dilution Per Share to New Investors	$ 2.26	$ 2.33	$ 2.40	$ 2.48	$ 2.53

INFORMATION ABOUT THIS OFFERING

General

We are offering to the public up to 645,161 shares of our common stock, at a purchase price of $7.75 per share. Net proceeds are estimated at up to approximately $4.859 million. No underwriters are involved in this offering. Our directors and officers will assist us in making this offering, and will receive no commissions or special compensation for this assistance, but may be reimbursed their reasonable out-of-pocket expenses.

This offering will terminate 60 days after the date of this offering circular, unless, in our sole discretion, we sooner terminate the offering, or we extend the offering for up to three 30 day periods. We will not provide advance notice to investors of any extension or termination of the offering period. Each investor desiring to subscribe for shares in this offering must deliver to us, before 5:00 P.M. Central Time on the offering termination date, a completed subscription agreement and a check representing good, collected funds to cover the purchase price of his or her shares.

We reserve the right, in our sole discretion, to reject any subscription in whole or in part, to allocate shares among investors, and to withdraw, cancel, or modify the offering without notice. Investor subscriptions are not our binding obligations until accepted by us in writing. In determining which subscriptions and oversubscriptions to accept, in whole or in part, we may take into account various factors, including a subscriber's potential to do business with or refer customers to us and the order in which the subscriptions were received.

Determination of Offering Price

To determine the price for the shares we are offering, we considered various factors relevant to the valuation of our business and our common stock. We reviewed our business, operations, market position, audited financial statements, projections and the limited non-public trading activity in our common shares to determine the appropriate price at which to offer our shares. In valuing our common stock, comparisons were made between us and certain publicly-held, community banking institutions, including financial information, market valuations and trading information, and we considered the advice of an investment banking firm that provided services to us in connection with the purchase of the Marshall County branches. Based upon these factors, valuations were made based upon earnings per share and book value per share.

How to Subscribe

Each investor who desires to purchase common stock should:

(1) complete, date, and sign the subscription agreement, including the Form W-9, accompanying this offering circular;

(2) make a check payable to "Altrust Financial Services, Inc." in the amount of $7.75 for each share subscribed for in the offering; and

(3) return the completed subscription agreement and check to us in the return envelope enclosed with the offering circular, or mail or deliver the subscription agreement and check to:

Altrust Financial Services, Inc.
811 2nd Avenue S.W.
Cullman, Alabama 35055-4222
Attention: J. Robin Cummings

We must receive subscription agreements and checks for the purchase of our common stock in this offering prior to 5:00 P.M. Central Time on the offering termination date.

Handling of Subscriptions

We are not bound by any subscriptions to purchase our common stock, unless and until we accept a subscription in writing. We will decide which subscriptions to accept promptly after our receipt of the completed subscription agreement and good collected funds in full payment of the subscription. If we reject all or any portion of a subscription, we will promptly refund the subscriber by mail all or the appropriate portion of the amount remitted with the subscription, without interest. If we reject a subscription, if we terminate this offering, or if this offering expires, then we and our directors, officers, employees, agents, representatives, and affiliates will have no further liability to the subscribers whose subscriptions are being rejected once all appropriate refunds have been mailed to the address shown in the subscription agreement.

No minimum number of shares is required to be sold and no subscription proceeds will be held in escrow. As a result, Altrust will have immediate use of all subscription proceeds as soon as we receive them.

We will confirm all sales of our common stock in this offering. After we accept a subscription, receive all related subscription funds irrevocably credited to our account, and issue a confirmation of our acceptance, Peoples Bank, as our transfer agent and registrar, will promptly issue and deliver certificates representing those shares of our common stock.

OUR COMPANY

General

Altrust was incorporated in 1985 as Cullman Bancshares, Inc., an Alabama corporation, which changed its name in 1996 to Altrust Financial Services, Inc. Altrust is a bank holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, and a financial holding company registered under the Gramm-Leach-Bliley Act of 1999. As of June 30, 2002, Altrust had total consolidated assets of approximately $289.9 million, total deposits of approximately $246.1 million, total consolidated liabilities (including deposits) of approximately $258.3 million and shareholders' equity of approximately $31.6 million. Altrust primarily conducts its business through its subsidiary Peoples Bank.

Peoples Bank is an Alabama banking corporation that commenced operations in September 1977 as Peoples Bank of Holly Pond. Peoples Bank opened its first branch in the city of Cullman, Alabama in September 1983, and adopted the name "Peoples Bank of Cullman County." In June 1994, Peoples Bank of Cullman County changed its name to Peoples Bank of North Alabama. Peoples Bank is a member of the FDIC and its deposits are insured by the FDIC up to the maximum permitted by law. Peoples Bank is supervised, regulated and examined by the FDIC and the Alabama Superintendent of Banks. Peoples Bank is also a member of the Federal Home Loan Bank of Atlanta.

Peoples Bank is primarily engaged in retail and commercial banking in Blount, Cullman, Marshall and Morgan Counties, Alabama, as well as the northern portion of Jefferson County, Alabama. Peoples Bank provides mostly traditional banking services, principally the taking of demand and time deposits and the making of secured and unsecured consumer loans and commercial loans to its business customers.

Peoples Bank has one wholly-owned subsidiary, Southern Insurance of Cullman, Inc. Southern Insurance of Cullman, Inc. was incorporated in 1993 under the laws of the State of Alabama. Southern Insurance acts as an agent for obtaining title insurance for Peoples Bank's real estate customers. Southern Insurance receives commissions on title policy premiums as compensation for its services. Additionally, Peoples Bank previously owned 100% of Altrust Billing Services, Inc. Altrust Billing provided bookkeeping related services primarily directed to the medical billing and insurance claims areas. These services were fee based and were designed to offer direct deposit and automatic receivable financing to certain of Peoples Bank's customers. Altrust Billing was dissolved and liquidated in June 2001. The revenues and expenses associated with the subsidiaries have been reported in the consolidated statement of income under non-interest income and non-interest expense.

Our principal executive offices, including the principal executive offices of Peoples Bank, are located at 811 2nd Avenue S.W., Cullman, Alabama 35055, and our telephone number is (256) 737-7000. You may request our most recent annual report, which includes audited financial statements, by contacting us at this address or telephone number.

Business Strategy

Altrust seeks to serve the banking and financial needs of the communities where it has offices in North Alabama. Our objective has been to develop a market niche with profitable consumers and small businesses within a less competitive banking environment, with emphasis on the number of account relationships rather than growth of deposit dollars.

Peoples Bank offers personalized and flexible banking services to the communities in our market area and is able to react quickly to changes in those communities. Peoples Bank also offer products tailored to the specific needs of our communities. As a financial holding company, we can offer a wider variety of services. We intend to explore the possibilities of selling additional types of insurance, as well as investment products, appraisal services, tax services and other products that complement our existing services. We have not yet engaged in any new activities permitted to financial holding companies and their subsidiaries.

Banking Operations

Peoples Bank's services are retail-oriented and aimed at individuals and small to medium-sized owner-operated businesses located within our North Alabama markets. Peoples Bank provides a broad range of traditional banking and financial services to its customers, but its activities consist mostly of taking demand and time deposits and making secured and unsecured consumer and commercial loans.

Market Area

Peoples Bank operates 22 offices within its primary market area in Blount, Cullman, Marshall and Morgan Counties, Alabama, as well as the northern portion of Jefferson County, Alabama. Our market area is largely comprised of rural and residential communities with related agricultural, retail and commercial development.

Lending Activities

The principal lending activity of Peoples Bank has been the origination for its own portfolio of adjustable-rate and fixed-rate loans secured by various forms of collateral.

One- to Four-Family Residential Mortgage Loans. Peoples Bank's residential real estate lending activity consists of the origination of one- to four-family, owner-occupied, residential mortgage loans secured by property located in Peoples Bank's primary market area. Peoples Bank originates both adjustable-rate and fixed-rate residential, mortgage loans. Peoples Bank may from time to time sell residential mortgage loans in its loan portfolio in the secondary market.

Construction Lending. Peoples Bank engages in construction lending involving loans to qualified borrowers for construction of one- to four-family residential properties and, on a limited basis, for commercial properties. Almost all of Peoples Bank's construction loan properties are located in Peoples Bank's primary market area.

Commercial Loans. Most of Peoples Bank's commercial lending activities are in loans secured by commercial properties. These loans consist primarily of permanent loans secured by small office buildings, apartment buildings, churches, shopping centers and convenience stores. Commercial real estate secured loans are generally originated in amounts up to 75% of the appraised value of the property on an adjustable-rate basis with the interest rate adjusting annually and have terms of up to 20 years.

Consumer and Other Installment Loans. Consumer loans consist of savings account loans, personal secured and unsecured loans, automobile loans, watercraft loans, recreational vehicle loans, and home improvement loans. Almost all of Peoples Bank's consumer loans have fixed rates of interest.

Investment Activities

Peoples Bank invests in specified short-term securities, mortgage-backed securities, certain other investments and the common stock of the Federal Home Loan Bank of Atlanta. Peoples Bank's equity investment in the Federal Home Loan Bank of Atlanta is a requirement of membership and allows Peoples Bank to borrow at favorable overnight and long-term rates.

During the years ended December 31, 2001 and 2000 we sold $3,896,438 and $532,500, respectively, of available for sale investment securities. All of our securities are classified as available for sale.

Source of Funds

General. The major sources of Peoples Bank's funds for lending and other investment purposes are deposits, scheduled principal repayments, prepayment of loans and mortgage-backed securities, maturities of investment securities and operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions. As of November 30, 2002, Peoples Bank also had access to advances of up to $41.5 million from the Federal Home Loan Bank of Atlanta, with no funds currently drawn.

Deposits. We attract customer deposits principally from within our primary market area by offering a broad selection of deposit instruments including demand deposit accounts, checking accounts, savings, money market deposit, term certificate accounts and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate. All deposit accounts are insured by the Federal Deposit Insurance Corporation up to the maximum amount permitted by law.

Borrowings. We may obtain advances from the Federal Home Loan Bank of Atlanta to supplement Peoples Bank's supply of lendable funds. Advances from the Federal Home Loan Bank of Atlanta may be secured by a pledge of Peoples Bank's stock in the Federal Home Loan Bank of Atlanta and a portion of Peoples Bank's first mortgage loans and certain other assets. At November 30, 2002, Peoples Bank did not have any outstanding Federal Home Loan Bank advances. Peoples Bank also has unsecured lines of credit with correspondent banks with no amount outstanding and $12.0 million available as of November 30, 2002.

Subsidiary Activity. Altrust has one wholly-owned subsidiary, Peoples Bank, which is chartered under the laws of the State of Alabama. Peoples Bank has one wholly-owned subsidiary, Southern Insurance of Cullman, Inc. Southern Insurance of Cullman, Inc. was incorporated in 1993 under the laws of the State of Alabama. Southern Insurance is an approved agent for Chicago Title Insurance Company, Chicago, Illinois, and Stewart Title Insurance Company, Houston, Texas. Southern Insurance acts as an agent for obtaining title insurance for Peoples Bank's real estate customers. No other products or services are offered by Southern Insurance. Southern Insurance receives commissions on title policy premiums as compensation for its services. Southern Insurance accounts for less than 1.5% of Altrust's total consolidated revenues. As of June 30, 2002 and December 31, 2001, Southern Insurance accounted for 0.95% and 1.36%, respectively, of Altrust's total consolidated revenues and income.

The retail nature of our commercial banking operations allows for diversification of depositors and borrowers, and we believe that the success of Peoples Bank is not dependent upon a single industry or a few customers. Peoples Bank does not have a significant portion of commercial banking loans concentrated within a single industry or group of related industries.

Seasonality, Cycles

We do not consider our banking operations to be seasonal in nature. Most cities and counties in which Peoples Bank has branch locations have diversified industries with a mix of farming and industry. Other than the poultry industry in Cullman County, there is no other single industry that we believe has a material economic, seasonal or cyclical effect on Peoples Bank or its branches.

Cullman County is one of the largest poultry producing counties in the country. Peoples Bank has been making poultry-related loans in Cullman County for nearly 25 years. Our experience over the years with the poultry industry has allowed us to study its demand cycles and price fluctuations, and management believes it has the knowledge and experience necessary to deal with this industry's risks.

Competition

Peoples Bank operates in highly competitive markets. Peoples Bank competes directly for deposits in its commercial banking market with other commercial banks, savings and loan associations, credit unions, mortgage brokers and mortgage companies, mutual funds, securities brokers, and insurance companies, locally, regionally and nationally, some of which compete with offerings by mail, telephone, computer and/or the Internet. In its commercial and consumer lending activities, Peoples Bank competes with other financial institutions as well as consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit to customers located in our market area. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Important competitive factors, such as office location, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel, among others, are and continue to be a focus of Peoples Bank.

More specifically, we face the following direct competition in our current market area:

- 10 other financial institutions have offices in the Cullman, Alabama and Cullman County area;
- 13 other financial institutions have offices in Morgan County, Alabama;
- 22 other financial institutions have offices in Jefferson County, Alabama;
- 14 other financial institutions have offices in Marshall County, Alabama; and

- 6 other financial institutions have offices in Blount County, Alabama.

Many of the largest banks operating in Alabama, including some of the largest banks in the region, have offices in our markets. Many of these institutions have greater resources, broader geographic markets and higher lending limits and may offer various services we do not offer. In addition, these institutions may be able to better afford and make broader use of media advertising, support services, and electronic technology than we may. To offset these competitive disadvantages, Peoples Bank depends on its reputation as an independent and locally-owned community bank, its personal service, its greater community involvement and its ability to make credit and other business decisions quickly and locally.

Employees

On July 31, 2002, we had 118 full-time employees and 27 part-time employees. We consider our employee relations to be good, and we have no collective bargaining agreements with any employees.

Property

We conduct our business primarily through our main office located at 811 2nd Avenue S.W., Cullman, Alabama and our 21 branch offices. We acquired six of these branches in May 2002 from Community Bank, Blountsville, Alabama. The main office is in a 6,000 square foot building that is owned by Peoples Bank. The main office has one automated teller machine (ATM) with 24-hour access. We also own a drive-in facility adjacent to the main office, consisting of 576 square feet and offering five drive-through lanes. We recently completed construction on an additional branch in Cullman, located on Highway 157. The approximately 1,184 square foot branch is owned by Peoples Bank and offers full service banking to its customers.

The Holly Pond branch of Peoples Bank is located on U.S. Highway 278E in Holly Pond, Alabama. This full-service branch is located in a 2,659 square foot building owned by Peoples Bank.

The Hanceville branch is a full service office located in a 2,200 square foot building owned by Peoples Bank on Main Street in Hanceville, Alabama. Peoples Bank's Dodge City branch is also located in Hanceville, Alabama on Alabama Highway 69S. The branch operates in a 1,040 square foot building owned by Peoples Bank and offers full service banking to its customers.

Peoples Bank's Good Hope branch is located on County Road 437 in Cullman, Alabama in a 1,900 square foot building owned by Peoples Bank. This branch offers full service banking to its customers.

The Vinemont branch of Peoples Bank is located on U.S. Highway 31S in Vinemont, Alabama. The 1,100 square foot building is leased by Peoples Bank, and offers our full line of banking services. Peoples Bank's West Point branch is also located in Vinemont, Alabama. The branch offers full service banking and an ATM in this 2,000 square foot building owned by Peoples Bank.

Peoples Bank's Baileyton branch is located in a 1,100 square foot space leased from Walker Brothers, Ltd., an entity owned and controlled by three directors of Altrust and Peoples Bank. The leased space is a unit in a commercial building located on Alabama Highway 69N in Baileyton, Alabama. The lease has an initial term of five years, with the option to renew every five years for an additional 15 years.

Peoples Bank's Decatur branch is located on 6th Avenue in Decatur, Alabama. Peoples Bank owns the 1,600 square foot building in which Peoples Bank provides full service banking to customers.

In Gardendale, Alabama, Peoples Bank owns and operates a 3,400 square foot full service branch and an ATM on Fieldstown Road.

In Guntersville, Alabama, Peoples Bank leases two branches that were acquired from Community Bank in May 2002 in the branch acquisition. The 1,600 square foot facility located on Gunter Avenue provides full service banking to customers. The 1,000 square foot branch located on U.S. Highway 431 also offers full service banking to its customers.

Peoples Bank's Lacey's Spring branch is located on Highway 36E in Lacey's Spring, Alabama. The branch offers full banking services and an ATM at this 1,728 square foot building owned by Peoples Bank.

Peoples Bank acquired branches in both Albertville and Boaz, Alabama from Community Bank in May 2002. Peoples Bank entered into a lease-purchase agreement for a 12,000 square foot building in Albertville, Alabama on North Broad Street. The branch offers full banking services to customers. Peoples Bank's Boaz branch is located at 190 Billy Dyar Boulevard in Boaz, Alabama. Peoples Bank leases the 8,000 square foot branch, which offers full service banking to its customers.

Peoples Bank's Somerville branch is located in a 2,000 square foot space leased by Peoples Bank in Somerville, Alabama. The branch is located on Highway 67 and offers full service banking and an ATM.

In Warrior, Alabama, Peoples Bank owns an 800 square foot branch on Caldwell Road, which offers full service banking and an ATM.

Peoples Bank's Oneonta branch is located on 2nd Avenue in a 1,500 square foot building leased by Peoples Bank. The branch offers full service banking to its customers.

Peoples Bank operates three branches in Arab, Alabama, two of which were acquired from Community Bank in the branch acquisition in May 2002. Two branches are located on North Brindlee Mountain Parkway in a 1,216 square foot building owned by Peoples Bank and a 2,500 square foot building leased by Peoples Bank. Peoples Bank also has a branch in Arab located on North Main Street in a 5,000 square foot building leased by Peoples Bank. The branches offer full service banking to customers.

Recent Developments

On February 25, 2002, we entered into an Acquisition Agreement with Community Bank, Blountsville, Alabama, to purchase six Community Bank branches in Marshall County, Alabama. The transaction closed as of May 31, 2002. Two of the branches are located in Arab, Alabama, two are located in Guntersville, Alabama, one is located in Albertville, Alabama, and one is located in Boaz, Alabama. As a result of the acquisition of these branches, Peoples Bank acquired approximately $59.1 million of loans and approximately $20.5 million of other assets (including capitalized leases on branch premises and cash from the seller), and assumed approximately $79.6 million of deposit liabilities. No liabilities other than deposits, operating leases for real and personal property and safe deposit boxes were assumed by Peoples Bank in the transaction. Community Bank agreed to indemnify us for any liabilities incurred prior to closing other than those liabilities expressly assumed by Peoples Bank. We paid the seller a premium of 8% of the core deposit liabilities of the branches totaling $4.9 million, and purchased the selected performing loans at the values shown on the seller's books, classified and other problem loans at negotiated values reflecting our estimates of realizable value, and branch facilities at the values shown on the seller's books or at negotiated prices. We determined the value of classified and other problem loans based on the recommendations of our due diligence teams that reviewed the loans and notes. The due diligence teams reviewed the loan documents, collateral values and past payment histories associated with these loans and notes. This information was then used to negotiate with Community Bank the purchase prices for the classified and other problem loans.

The following is a summary of the assets purchased and liabilities assumed in the acquisition.

	Amount	30-Day Average
Deposits and accrued interest		
Demand	$ 22,957,158	$ 23,261,714
Savings	7,287,804	7,967,446
Certificates of deposit under $100,000	30,890,456	30,395,073
Accrued interest	336,951	-
Total core deposits	61,472,009	61,624,233
Certificates of deposit over $100,000 and Public Funds		
Time deposits	18,082,795	20,501,535
Total deposit liabilities recorded	79,554,804	82,125,768
Fixed assets at net book value	1,080,565	
Prepaid expenses and accrued expenses- net	5,368	
Loans:		
Gross	59,186,797	
Accrued interest	361,049	
Less—Discount	(393,620)	
Net loans	59,154,226	
Cash and cash items	573,795	
Other assets (primarily repossessed assets)	33,560	
Core deposit intangible (determined as 8% of average 30 day core deposits)	4,932,474	
Additional cash provided by seller	13,774,816	
Total assets recorded	$ 79,554,804	

Under the terms of the acquisition agreement, all Community Bank employees assigned to the Marshall County branches on the closing date were hired by Peoples Bank and became its employees. Community Bank agreed for a period of two years not to solicit the employment of any of these former employees. Community Bank also agreed not to compete with the Marshall County branches for a period of two years, although we subsequently agreed to permit Community Bank to establish a branch in the City of Guntersville. We received standard representations and warranties from Community Bank regarding its authority to transfer the assets to us under the acquisition agreement, its ownership and title of those assets and their condition and validity. Community Bank is obligated to indemnify us for any misrepresentations or breaches of those representations and warranties.

In connection with the acquisition of the Marshall County branches, Peoples Bank entered into a Lease and an Option Agreement for the real property location of the Albertville, Alabama branch. The term of the lease is five years, during which time Peoples Bank is obligated to make lease payments to Community Bank in the amount of $14,000 per month. Under the terms of the Option Agreement, Community Bank has the option to sell the leased premises to Peoples Bank upon expiration of the lease term for a purchase price of $2,621,544 (subject to certain prorations and credits) and Peoples Bank has the option to purchase the leased premises from Community Bank upon expiration of the lease term for the same purchase price. Both options must be exercised on or before May 31, 2007.

The Alabama Superintendent of Banks approved our acquisition of these branches, provided we maintain a Tier 1 Leverage Capital Ratio of at least 7% immediately following the acquisition. Copies of the acquisition agreement and the application to our regulators for approval of this transaction will be supplied upon request. See "Supervision and Regulation -- Capital Regulations" and "Additional Information."

In order to finance the acquisition of the Marshall County branches, we completed a private placement of 889,547 shares of our common stock on April 19, 2002. We issued and sold these shares at a purchase price of $7.75 per share to approximately 51 accredited investors, of which approximately 550,000 shares were purchased by Altrust and Peoples Bank directors, officers and their families. This private placement resulted in net proceeds to Altrust of approximately $6.768 million. Including the shares sold in the private placement, we currently have 4,869,711 shares of common stock outstanding.

During February 2002, two members of our board of directors, Roy Shaw and Tom Drake retired. These members were replaced by Whit Drake and Brian Witcher, and the size of the board of directors was set at eight members. Messrs. Drake and Witcher will serve until our next annual shareholders' meeting. Also, in February 2002, Jasper Estes was elected and appointed to Altrust's board of directors to fill a vacancy created by the death of Dane Estes. Mr. Whit Drake is an attorney in Birmingham, Alabama. Mr. Witcher operates South Park Auto Sales, Inc., a family-owned used automobile dealership located in Cullman, Alabama. Mr. Estes is currently retired, after serving as general manager of Meadow Gold Dairies in Huntsville, Alabama. On April 11, 2002, Dwight Scott retired from our board of directors. Upon Mr. Scott's retirement, we decreased the size of the board to seven members.

In July and August 2002, Tim Compton and Danny Kelly resigned as Executive Vice Presidents of Peoples Bank to form banks in Cullman and Oneonta, Alabama. Other officers have also resigned to join these efforts to form new competing banks. Peoples Bank hired Lionel Powell in August 2002 to serve as the Chief Financial Officer of Peoples Bank. Peoples Bank also hired H.D. Lawler to serve as the Bank's Chief Operations Officer and Steve Stanford to serve as Executive Vice President of Commercial Lending in September 2002.

In February 2002, Peoples Bank began construction on its Highway 157 branch in north Cullman, Alabama. The branch was completed and opened in July 2002. The approximately 1,184 square foot facility offers three drive-in lanes and is limited to opening new accounts.

In December 2002, Peoples Bank expects to receive approval from the Alabama Superintendent of Banks to open a new branch in Jones Chapel, Alabama, a small rural community located between Addison and Cullman, Alabama. In connection with this new branch, Peoples Bank entered into a property lease for an initial five year term at $1,000 per month, with a termination option should the proposed branch not be approved. This branch will serve primarily as a depository branch, with a drive-up facility.

Material Legal Proceedings

There are no material legal proceedings currently pending against Altrust or Peoples Bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our financial statements and related notes included in this offering circular. The discussion in the offering circular contains forward-looking statements that involve risks and uncertainties, such as our plans, objectives, expectations, and intentions. The cautionary statements made in this offering circular should be read as applying to all related forward-looking statements wherever they appear in this offering circular. Our actual results could differ materially from those discussed in this offering circular. See "Special Notice Regarding Forward-Looking Statements" and "Risk Factors."

The following discussion and analysis sets forth the major factors that affected our results of operations and financial condition reflected in the audited financial statements for the twelve-month periods ended December 31, 1999, 2000, and 2001 and the unaudited financial statements for the six month period ended June 30, 2002.

The data as of and for the six months ended June 30, 2001 and 2002 is unaudited. The financial data as of and for the six months ended June 30, 2002 includes the assets and liabilities of the Marshall County branches purchased on May 31, 2002 and the results of operations reflect the operations of those branches by us since May 31, 2002. You should not rely on our interim results as being indicative of results of operations for any year or other interim period.

Formation and Basis of Presentation

Altrust was incorporated on May 16, 1985 to become the parent holding company of Peoples Bank of Cullman County, which changed its name in 1994 to the Peoples Bank of North Alabama.

In May 1994, Peoples Bank opened its first branch outside of Cullman County through the purchase from the Resolution Trust Corporation of the Decatur, Alabama branch of Altrust Federal Savings Bank. Peoples Bank assumed approximately $7.0 million total estimated fair value of deposits, accrued interest and other liabilities, and purchased approximately $3.0 million of selected assets, and paid a premium for the deposits. The $640,000 premium paid by Peoples Bank was assigned to core deposit intangible and has been amortized on a straight-line basis over an estimated life of 15 years. As of December 31, 2001, the remaining unamortized intangible for the Altrust transactions was $316,000.

In February 1998, Peoples Bank acquired the Lacey's Spring and Somerville branches of Banker's Trust of Madison, Alabama. We purchased approximately $3.0 million of selected assets and assumed substantially all of the deposit liabilities of the two branches, which liabilities had a total estimated fair market value of approximately $18.7 million. The $1.4 million premium paid by Peoples Bank was assigned to core deposit intangible and has been amortized on a straight-line basis over an estimated life of 15 years. As of December 31, 2001, the remaining unamortized intangible for the Banker's Trust transaction was $1,084,000. In May 2002, Peoples Bank acquired six Marshall County branches of Community Bank, Blountsville, Alabama. We purchased approximately $58.8 million of loans and approximately $4.7 million of other assets (including capitalized leases on branch premises), and assumed approximately $79.6 million of deposit liabilities. We paid the seller a premium of 8% of the core deposit liabilities of the branches totaling $4.9 million, and purchased the performing loans at the values shown on the seller's books, classified and other problem loans at negotiated values reflecting our estimates of realizable value, and branch facilities at the values shown on the seller's books or at negotiated prices. The $4.9 million premium paid by Peoples Bank was assigned to core deposit intangible and is being amortized on a straight-line basis over an estimated life of 15 years.

Altrust Financial Services, Inc. Savings and Employee Stock Ownership Plan

In February 1999, Altrust Financial Services, Inc. Savings and Employee Stock Ownership Plan (the "ESOP") purchased 330,975 shares of our common stock at its fair market value, as established by an independent valuation firm. Of the total number of shares purchased, 205,844 shares were purchased from certain Altrust directors. The purchase of these shares increased the

ESOP's ownership percentage to 30.43% of Altrust's outstanding capital stock, thereby requiring the filing of a change in bank control notice and the ESOP becoming a bank holding company controlling Peoples Bank through Altrust.

The ESOP financed this transaction with a loan from First Tennessee Bank in the amount of $5,212,856, secured by the pledge of 330,975 shares of Altrust common stock. Since Altrust guaranteed the loan, it is recorded as a liability and as a reduction of equity of Altrust. Annual mandatory contributions, expensed by Peoples Bank as employee compensation, are made to the ESOP and are used for loan payments to plan participants. As loan principal payments are made, the capital is replenished by a like amount and shares of Altrust common stock are released from pledge for allocation among the ESOP participants. As of December 31, 2001, the outstanding balance of this loan was $3,741,733.

RESULTS OF OPERATIONS

Recent Developments

As more fully described under "Our Company -- Recent Developments" on page 19, we completed the acquisition of six branches in Marshall County, Alabama from Community Bank, Blountsville, Alabama on May 31, 2002. Additional financial information on these branches is provided under "Pro Forma Selected Financial Data" on pages 4 and 5, and the unaudited statements of income and cash flows of the Marshall County, Alabama branches for the five months ended May 31, 2002 and the year ended December 31, 2001, are included in our Consolidated Financial Statements.

Other than the effects of integrating the six new branches into our existing operations, our operating results since the acquisition have not changed significantly. The table below provides a capsule summary of our results of operations as of September 30, 2002. The financial information for the nine months ended September 30, 2002 includes the acquired branches for four months.

	Nine Months ended September 30, 2002 (In Thousands)
Gross Interest Income	$ 11,533
Gross Interest Expense	3,545
Net Interest Income	7,988
Provision for Loan Losses	1,152
Net Interest Income after Provision for Loan Losses	6,836
Noninterest Income	2,641
Noninterest Expense	6,429
Pretax Income	3,048
Income Tax Expense	1,139
Net Income	$ 1,909

Six Months Ended June 30, 2002

The following discussion and analysis sets forth the major factors that affected Altrust's results of operations and financial condition reflected in the unaudited financial statements for the six-month periods ended June 30, 2001 and 2002.

The data as of and for the six months ended June 30, 2001 and 2002 is unaudited. The financial data as of and for the six months ended June 30, 2002 includes the assets and liabilities of the Marshall County branches purchased on May 31, 2002 and the results of operations reflect the operations of those branches by us since May 31, 2002. You should not rely on our interim results as being indicative of results of operations for any year or other interim period.

Overview

As of June 30, 2002, Altrust had total consolidated assets of $289.9 million, total loans of $192.0 million, total deposits of $246.1 million, and shareholders' equity of $31.6 million. Net income for the six months ended June 30, 2002, was $1.4

million, or $0.32 per share basic and $0.30 per share diluted, compared to net income of $1.5 million, or $0.38 per share basic and $0.35 per share diluted, for the same period in 2001.

Net Interest Income

Net interest income is the principal component of Altrust' s earnings and represents the difference between revenue generated by interest-earning assets and the interest cost related to funding those assets. Net interest income is affected by changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. For purposes of discussion, income that is either exempt from federal income taxes or taxed at a preferential rate has been adjusted to fully taxable equivalent (FTE) amounts, using a federal tax rate of 35%.

Net interest income increased 9% to $5.1 million at June 30, 2002, compared to net interest income of $4.6 million at June 30, 2001. Net interest margin, which is the FTE net interest income divided by cost-basis average interest-earning assets, was 5.42% and 5.08% for the six-month periods ended June 30, 2002 and 2001, respectively. Competitive pressures, Federal Reserve Bank monetary policies and the composition of interest-earning assets and interest-bearing liabilities affect the net interest margin.

The increase in net interest income and net interest margin during the six months ended June 30, 2002, compared to the same period for 2001 is due to a variety of factors. The slowing of economic growth that began in late 2000 has continued. Even with the inclusion of the loans and deposits obtained as a result of the acquisition of the Marshall County branches on May 31, 2002, the overall volume of loans has decreased and the volume of interest-bearing liabilities has increased slightly.

Altrust's net interest income and net interest margin increased primarily due to the falling interest rate environment, combined with deposits (liabilities) re-pricing faster than earning assets. We anticipate a less volatile rate environment moving forward in 2002 and 2003, with interest rates increasing slowly beginning in 2003.

Volume-Rate Analysis

The following table shows a summary of the changes in interest income and interest expense on a FTE basis resulting from changes in volume and changes in rate for each category of interest-earning assets and interest-bearing liabilities for June 30, 2002 and 2001. Changes not solely attributable to a change in rate or volume are allocated proportionately relative to the absolute change of rate and volume.

	June 30, 2002 Versus 2001 Increase (Decrease) Due To Change In:		
	Volume	**Rate**	**Total**
Interest income on:			
Loans	$ (151)	$ (683)	$ (834)
Available-for-sale securities	(6)	(275)	(281)
Held-to-maturity securities	(3)	(4)	(7)
Other earning assets	64	(22)	42
Total interest income	(96)	(984)	(1,080)
Interest expense on:			
Interest-bearing demand deposits	101	(260)	(159)
Savings deposits (includes MMDAs)	155	(293)	(138)
Time deposits < $100	(30)	(656)	(686)
Time deposits > $100	(63)	(253)	(316)
Short-term borrowings	(87)	85	(2)
Other borrowings	(134)	(81)	(215)
Total interest expense	(58)	(1,458)	(1,516)
Net interest income	$ (38)	$ 474	$ 436

The following table details daily average balances of interest-earning assets and interest-bearing liabilities, the FTE amount of interest earned or paid thereon, and the FTE yield or rate for the six-month periods ended June 30, 2002 and 2001.

Average Consolidated Balance Sheets and Interest Analysis
On Fully Taxable Equivalent Basis

	For the Six Months Ended					
	June 30, 2001			June 30, 2002		
	Average Balance	Income/ Expense	Yield/ Rate (1)	Average Balance	Income/ Expense	Yield/ Rate
	(In Thousands)					
ASSETS						
Earning Assets:						
Loans, net of unearned income (2)	$ 155,102	$ 7,520	9.70%	$ 151,945	$ 6,686	8.80%
Available-for-sale securities:						
Taxable	18,295	560	6.12%	18,397	295	3.21%
Non-Taxable	2,050	71	6.90%	1,795	55	6.17%
Held-to-maturity securities:						
Taxable	--	--	--	--	--	--
Non-Taxable	205	7	7.21%	-	-	0.00%
Other earning assets	6,515	154	4.73%	14,848	196	2.64%
Total earning assets	$ 182,167	$ 8,312	9.13%	$ 186,985	$7,232	7.74%
Allowance for loan losses	(1,398)			(1,912)		
Intangible asset	1,522			2,197		
Cash and due from	8,217			20,420		
Premises and equipment	6,259			7,383		
Other assets	3,843			2,941		
Total assets	$ 200,610			$ 218,014		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing Liabilities:						
Interest-bearing demand deposits	$ 20,715	282	2.72%	$ 25,973	123	0.95%
Savings deposits (includes MMDAs)	29,037	345	2.38%	37,192	207	1.11%
Time deposits <$100	63,372	1,925	6.08%	62,362	1,239	3.97%
Time deposits >$100	28,279	814	5.76%	25,937	498	3.84%
Federal funds purchased	-	-	-	-	-	-
Repurchase agreements	189	4	4.24%	56	2	7.14%
Other borrowings	9,535	311	6.54%	4,364	96	4.40%
Total interest-bearing liabilities	151,127	3,681	4.87%	155,884	2,165	2.78%
Noninterest-bearing demand deposits	25,574			34,511		
Accrued expenses and other liabilities	2,738			2,056		
Shareholders' equity	21,161			25,523		
Unrealized gain/loss on investment securities	10			40		
Total liabilities and shareholders' equity	$ 200,610			$ 218,014		
Net interest income		$ 4,361			$ 5,067	
Net interest spread			4.26%			4.96%
Net interest margin (3)			5.08%			5.42%

(1) Yields were calculated using the amortized cost of the underlying assets.

(2) Included in interest on loans are net loan fees of $216,900 and $245,100 for the six months ended June 30, 2001 and 2002, respectively. The loan averages include loans on which the accrual of interest has been discontinued. Income on certain non-accrual loans is recognized on a cash basis. For additional information, see "Non-Performing Assets" on page 29 of this Offering Circular.

(3) Net interest margin is equal to net interest earnings divided by total interest-earning assets, with net interest earnings equaling the difference between total interest earned and total interest paid.

Taxable Equivalent Adjustment Analysis

	For the Six Months Ended					
	June 30, 2001			June 30, 2002		
	Interest Income	Taxable Equivalent Adjustment	Interest Income (FTE)	Interest Income	Taxable Equivalent Adjustment	Interest Income (FTE)
	(In Thousands)					
Loans	$ 7,498	$ 22	$ 7,520	$ 6,679	$ 7	$ 6,686
Available-for-sale securities						
Taxable	560		560	295		295
Non-Taxable	46	25	71	36	19	55
Held-to-maturity securities:						
Non-Taxable	5	2	7			
Other earning assets	154	-	154	196	-	196
Totals	$ 8,263	$ 49	$ 8,312	$ 7,206	$ 26	$ 7,232

Provision for Loan Losses

The provision for loan losses charged to operations during the first six months of 2002 was $878,000 compared to $407,000 for the same period in 2001. The increase in the provision was a result of our evaluation of known and inherent risks in our loan portfolio, our experience and the current economic conditions, as well as required reserves primarily related to the additional loan portfolio of approximately $59 million assumed in the acquisition of the Marshall County branches.

Non-Interest Income

Total non-interest income increased 11.7% or $176,000 for the first six months of 2002 as compared to the same period in 2001. Service charges on deposit accounts accounted for the largest portion of the increase. Although service charges on deposit accounts increased approximately $290,000, commissions on title insurance premiums earned by Southern Insurance of Cullman, Inc., one of Peoples Bank's subsidiaries, decreased approximately $51,000, and no income was earned by Peoples Bank's medical billing subsidiary, which was dissolved as of June 30, 2001, compared to its revenue of approximately $88,000 in the same period one year earlier. Service charges on deposit accounts represented 81% of total non-interest income for the six months ended June 30, 2002 compared to 71% for the same period of 2001. We anticipate that service charges on deposit accounts will continue to increase as a result of the additional deposit accounts obtained in the acquisition of the Marshall County branches, as well as from internal growth.

Non-Interest Expense

Non-interest expense increased 9.3% or $317,000 for the six-month period ended June 30, 2002 as compared to the same period in 2001. Expenses increased in relation to the relocation of two branch operations into permanent facilities and the opening of one new branch. Additional factors contributing to the increase in non-interest expenses were normal increases in compensation expenses and the operations of the Marshall County branches, which were acquired May 31, 2002.

Salaries and employee benefits reflected a net increase of $34,000, which represents only a 2% increase over the same period of 2001. However, temporary employee costs increased $40,000. Additionally, with the dissolution of our medical billing subsidiary on June 30, 2001, salaries and benefits related to that business decreased $51,000 for the six months ended June 30, 2002 compared to the same period one year earlier. Occupancy expenses increased approximately $37,000 primarily due to depreciation associated with an increase in banking offices and equipment additions.

Other operating expenses increased a net of $206,000, or 17% over the same period of 2001. Other operating expenses related to the medical billing subsidiary were zero for the six months ended June 30, 2002, compared to $74,000 for the same period of 2001. Professional fees increased approximately $99,000 to $176,000 for the six months ended June 30, 2002, as compared to the same period of 2001. During 2002, we hired a management services firm to provide on-site supervision of an extensive restructure and implementation upgrade of the information technology systems, including LAN/WAN, communications and migration to a Citrix environment. Additionally, we engaged a consulting firm to assist in a study and evaluation of personnel, duties, internal policies, procedures and organizational structure. That firm also provided some limited general consultation to us and our board of directors regarding the branch purchase and other matters. Both of these firms are unrelated to us in any other capacity.

Supplies and check orders expense increased approximately $150,000 for the six months ended June 30, 2002 compared to the same period of 2001. Most of the increase is attributable to providing initial check books to the customers gained through the purchase of the six Marshall County branches and providing other office supplies to those branch locations.

Amortization of core deposit intangibles increased $28,000 due to the amortization of the core deposit premium resulting from the purchase of the Marshall County branches. Total amortization of core deposit intangibles for the six months ended June 30, 2002 was $98,000 compared to $70,000 for the same period of 2001. Under the provisions of Statement of Financial Accounting Standards ("SFAS") 142, the value and estimated lives of these intangibles will be periodically evaluated and assessed for possible impairment. For more information, see Notes 1 and 21 to our Consolidated Financial Statements regarding SFAS 142 and the expected impact on our financial statements.

Income Taxes

Income tax expense decreased 5.9% to $752,200 for the six months ended June 30, 2002, resulting in an effective tax rate of 35.5%, compared to 35.2% for the same period in 2001.

A reconciliation of the differences between income tax expense and income taxes calculated by applying applicable statutory tax rates is provided in Note 12 of our Consolidated Financial Statements.

Statement of Financial Condition

Altrust's total assets at June 30, 2002 were $289.9 million as compared to $201.8 million at December 31, 2001. The increase in our total assets during the first six months of 2002 was primarily due to approximately $80.0 million of assets obtained in connection with the acquisition of the Marshall County branches on May 31, 2002. Average total assets increased 8.7% to $218 million at June 30, 2002 from $200.6 million at June 30, 2001. The average at June 30, 2002, only includes the effects of the branch purchase for one month. We will continue to seek opportunities to grow in market share and to expand our market area.

Average interest-earning assets at June 30, 2002, were $187 million, up 2.7% from June 30, 2001. Average interest-earning assets were 85.8% and 90.8% of average total assets during the six-month periods ended June 30, 2002 and 2001, respectively. Average interest-bearing liabilities were $155.9 million and $151.1 million at June 30, 2002 and 2001, respectively. Average interest-bearing liabilities accounted for 71.5% of average liabilities and stockholders' equity at June 30, 2002, compared to 75.3% at June 30, 2001.

Loans

Average loans of $151.9 million represented 81.3% of average earning assets during the first six months of 2002. During the same period for 2001, average loans totaled $155.1 million or 85.2% of average earning assets. Gross loans at June 30, 2002 were $194.4 million, a $47.3 million increase over gross loans at December 31, 2001. The primary reason for the increase was due to the approximately $59 million of loans obtained in the acquisition of the Marshall County branches. Absent the acquisition of the Marshall County branch loans, our gross loans would have decreased by $11.7 million during the first six months of 2002. Loan demand has been down during the last half of 2001 and the first half of 2002. We anticipate that loan growth will begin to increase over the next few months, however, competition for quality loans may adversely affect the net interest margins.

Asset Quality

The allowance for loan losses was $2.4 million or 1.25% of outstanding loans at June 30, 2002, and $1.7 million or 1.19% of outstanding loans at December 31, 2001. Charge-offs, net of recoveries, were $186,000 or 0.12% of average loans outstanding during the six-month period ended June 30, 2002 as compared to $196,000 or 0.13% of average loans outstanding during the same period in 2001. We believe that our asset quality is strong, and that our reserve for inherent loan losses is adequate. The following table presents a summary of changes in the allowance for loan losses for the six month periods ended June 30, 2001 and 2002.

Analysis of Changes in Allowance for Loan Losses

	Six Months Ended June 30, (In Thousands) 2001	2002
Allowance for loan losses:		
Beginning of period	$ 1,324	$ 1,739
Provision for loan losses	407	878
Total	$ 1,731	$ 2,617
Amounts charged off:		
Commercial	1	9
Real estate – construction	0	50
Real estate - residential mortgage	75	90
Consumer	139	105
Total loans charged off	215	254
Recoveries of charged-off loans		
Commercial	0	0
Real estate – construction	0	0
Real estate - residential mortgage	7	17
Consumer	11	50
Total recoveries	18	67
Net charge-offs	197	187
Allowance for loan losses - end of period	$ 1,534	$ 2,430
Total loans - end of period	$ 153,754	$ 194,418
Average loans	$ 155,102	$ 151,945

	Six Months Ended June 30, 2001	2002
As a percentage of average loans:		
Net charge offs	0.13%	0.13%
Provision for loan losses	0.27%	0.58%
Allowance as a percentage of period-end loans	1.00%	1.25%
Allowance as a percentage of non-performing loans	52.18%	49.50%

Allocation of the Allowance for Loan Losses

	As of June 30, 2002 (In Thousands) Amount	Percent of Loans in Each Category to Total Loans
Commercial and agricultural	$ 284	13.58%
Real estate- construction	385	2.04%
Real estate- mortgage	1,344	65.62%
Consumer	220	18.77%
Unallocated portion of reserve	197	0.00%
Balance end of period	$ 2,430	100.00%

Non-Performing Assets

Non-performing assets include non-accrual loans, accruing loans contractually past due 90 days or more, restructured loans and other real estate. Loans are placed on non-accrual status when management has concerns about our ability to collect the loan's outstanding principal and interest, and generally when loans are 90 days or more past due. Total non-performing loans were $4.9 million at June 30, 2002, an increase of $3.1 million compared to $1.8 million at December 31, 2001. This increase in total non-performing loans is attributable primarily to real estate loans that became contractually past due 90 days or more during the first six months of 2002. Approximately $1.0 million, or one-third, of these non-performing loans were acquired by Peoples Bank in connection with the acquisition of the Marshall County branches from Community Bank. Nonaccrual loans were $1.1 million at June 30, 2002 and $82,000 at December 31, 2001. The ratio of nonaccrual loans to total loans was 0.56% at June 30, 2002 and 0.06% at December 31, 2001. The reasons for the significant increase in nonaccrual loans are attributable to one loan of $650,000, and approximately $376,000 of loans acquired from Community Bank in the purchase of the Marshall County branches. These loans were purchased at a discount of $198,000 at the time of purchase. Even though management does not anticipate a loss on these non-accrual loans because of collateral values and the discounted price at which these loans were purchased. Interest of approximately $1,964 was reported on these loans during the first six months of 2002, and an additional amount of approximately $49,271 would have been earned if these loans had been performing.

As indicated in the table below, Peoples Bank has $3.8 million of loans contractually past due 90 days or more and still accruing interest as of June 30, 2002. For the six months ended June 30, 2002, Peoples Bank had recorded $140,000 of interest income related to these loans. Included in these loans were real estate loans of $3.4 million considered adequately collateralized as to principal and interest as of that date. Subsequent to June 30, 2002, Peoples Bank has collected $1.4 million (plus interest of $30,000) of these past due real estate loans and approximately $1.9 million (plus reversing interest of approximately $84,000) were changed to non-accrual status. The collateral value of the loans moved to non-accrual status exceeds the principal balance and the accrued interest at June 30, 2002. The remainder of the past due real estate loans continue to accrue interest based upon management's assessment of the customer's ability to repay and the related collateral, which, in the case of these loans, the collateral value exceeds the principal balance and the accrued interest as of June 30, 2002. We do not have any commitments to lend additional funds to borrowers that have loans on non-performing status as of June 30, 2002.

Generally, we evaluate loans for impairment when a loan is internally risk rated and included on our internal "watch list." The watch list includes all non-accrual loans and all loans contractually past due 90 days or more and still accruing interest. The watch list also includes other loans because of documentation deficiencies or recent information known to management about the borrower, which may affect the repayment ability of the borrower. The aggregate amount of the watch list loans that may be partially impaired as of June 30, 2002, was approximately $13 million (see Note 4 to the Consolidated Financial Statements). Even though borrowers of watch list loans, other than non-accrual and non-performing (over 90 days past due and still accruing interest) loans, are expected to make payments of principal and interest as contractually scheduled, these loans are still evaluated for impairment. Impairment with regard to substantially all of our impaired loans has been measured based on the fair value of the underlying collateral. As of June 30, 2002, the specific allowance for loan losses related to these loans was $1.85 million and the total allowance for loan losses was $2.4 million.

The table below summarizes Peoples Bank's non-performing assets as of June 30, 2001 and 2002.

Non-Performing Assets

	As of June 30, (In Thousands) 2001	2002
Non-accrual loans	$ 107	$ 1,080
Loans past due 90 days and still accruing	2,833	3,829
Total nonperforming loans	2,940	4,909
Other real estate owned	800	1,315
Total nonperforming assets	$ 3,740	$ 6,224
Nonperforming loans as a percentage of total loans	1.92%	2.53%
Nonperforming assets as a percentage of total assets	1.85%	2.15%

Investment Securities

Investment securities were $36.9 million at June 30,2002, compared to $19.3 million at December 31, 2001. This significant increase in investment securities is primarily a result of our investment of excess cash received in the acquisition of the Marshall County branches and the excess cash received from a decline in our loan portfolio. At June 30, 2002, the securities portfolio had unrealized gains of approximately $324,000. As of June 30, 2002, all investment securities were classified as available for sale.

Deposits

Interest-bearing deposits increased $58.5 million to $202.5 million at June 30, 2002 from $144 million at December 31, 2001. Total deposits increased $73.6 million from December 31, 2001 to June 30, 2002. These net increases are primarily due to the acquisition of the Marshall County branches. Aside from the deposits gained through the acquisition, our deposits decreased approximately $5.6 million from December 31, 2001 to June 30, 2002. The primary cause of our deposit decline was due to a decrease in interest-bearing deposits of approximately $11 million. This decline is a result of management's desire to maintain interest margins given our slowing loan demand by paying interest rates on interest-bearing deposits at a level which will produce a greater net interest margin.

The average daily balance of deposits and rates paid on such deposits are summarized for the six-month periods ended June 30, 2002, and 2001, in the following table.

	Six Months Ended June 30,			
	2001		2002	
	Amount	Rate	Amount	Rate
	(In Thousands)			
Demand deposits:				
Non-interest-bearing	$ 25,574	-- %	$ 34,511	-- %
Interest-bearing	20,715	2.72	25,973	0.95
Savings deposits (includes MMDAs)	29,037	2.38	37,192	1.11
Time deposits < $100	63,372	6.08	62,362	3.97
Time deposits > $100	28,279	5.76	25,937	3.84
Total	$ 166,977		$ 185,975	

Maturities of time certificates of deposit of $100,000 or more and other time deposits of $100,000 or more outstanding at June 30, 2002, are summarized as follows.

	Time Deposits over $100,000 (In Thousands)
Within three months	$ 13,192
After three months through twelve months	15,585
After twelve months	10,143
Total	$ 38,920

Capital Resources

We continue to maintain capital ratios in excess of regulatory minimum requirements. The current regulatory capital standards require a minimum of total capital of 10% of risk-adjusted assets, including 6% Tier I capital and a minimum leverage ratio of Tier I capital to total tangible assets of at least 5%. In connection with our recent acquisition of six

Community Bank branches in Marshall County, Alabama, the Alabama Superintendent of Banks required us to maintain a Tier 1 Leverage Capital Ratio of at least 7% immediately following the acquisition. At June 30, 2002, Altrust's ratio of total capital to risk adjusted assets was 14.1%, which included 12.9% Tier I capital, and our leverage ratio of total Tier I capital to total assets, adjusted for the loan loss allowance and intangibles, was 11.9%.

Twelve Months Ended December 31, 2001

General

As of December 31, 2001, Altrust had total consolidated assets of $201.8 million, total loans of $147.1 million, total deposits of $172.5 million, and shareholders' equity of $23.2 million. Net income for the 12 months ended December 31, 2001 was $3.0 million and diluted earnings per common share of $0.72.

A principal source of our revenue comes from net interest income, which is the difference between:

- income we receive on our interest-earning assets, such as investment securities and loans; and
- our interest-bearing sources of funds, such as deposits and borrowings.

The level of net interest income is determined primarily by the average balances, or volume, of interest-earning assets and the various rate spreads between the interest-earning assets and our funding sources, primarily through Peoples Bank. Changes in our net interest income from period to period result from, among other things:

- increases or decreases in the volumes of interest-earning assets and interest-bearing liabilities;
- increases or decreases in the average rates earned and paid on those assets and liabilities;
- our ability to manage the interest-earning asset portfolio, which includes loans; and
- the availability and costs of particular sources of funds, such as non- interest-bearing deposits, and our ability to "match" our assets and liabilities.

Net Income

Altrust's net income for the 12 month period ended December 31, 2001 was $3.035 million, representing an increase of $391,792 over our net income for 2000 of $2.6 million. As a result, diluted earnings per common share increased to $0.72 at December 31, 2001 from $0.63 at December 31, 2000 based upon the weighted average of common shares outstanding and common share equivalents of 4,206,834 and 4,173,908, respectively.

The following table summarizes the components of income and expense and the changes in those components for the past three years.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 1999, 2000, and 2001
(In Thousands)

	1999	Change from Prior Year Amount	%	2000	Change from Prior Year Amount	%	2001	Change from Prior Year Amount	%
Interest Income	$13,730	$ 1,247	9.99%	$15,391	$1,661	12.10%	$16,229	$838	5.45%
Interest Expense	5,580	429	8.33%	6,923	1,343	24.07%	6,643	(280)	-4.04%
Net Interest Income	8,150	818	11.16%	8,468	318	3.90%	9,586	1,118	13.21%
Provision for loan losses	295	(163)	-35.59%	353	58	19.66%	740	387	109.63%
Net Interest Income After Provision for Loan Losses	7,855	981	14.28%	8,115	260	3.31%	8,846	731	9.00%
Non-interest Income	2,539	30	1.20%	2,546	7	0.28%	2,954	408	16.03%
Non-interest Expense	5,579	457	8.93%	6,399	820	14.70%	7,120	721	11.27%
Income before income taxes	4,815	554	13.01%	4,262	(553)	-11.48%	4,680	418	9.81%
Income tax provision	1,669	167	11.12%	1,619	(50)	-3.00%	1,645	26	1.61%
Net Income	$3,146	$387	14.03%	$2,643	$(503)	-15.99%	$3,035	$392	14.83%

Volume-Rate Analysis

The following table shows a summary of the changes in interest income and interest expense on a fully taxable equivalent basis resulting from changes in volume and changes in rate for each category of interest-earning assets and interest-bearing liabilities for 2001/2000 and 2000/1999. Changes not solely attributable to a change in rate or volume are allocated proportionately relative to the absolute change of rate and volume.

	2000 Versus 1999 Increase (Decrease) Due To Change In:			2001 Versus 2000 Increase (Decrease) Due To Change In:		
(In Thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest income on:						
Loans	$ 1,233	$ 307	$ 1,540	$ 548	$ 224	$ 772
Available-for-sale securities	86	77	163	216	(292)	(76)
Held-to-maturity securities	(33)	(2)	(35)	(16)	1	(15)
Other earning assets	(324)	295	(29)	158	(36)	122
Total interest income	962	677	1,639	906	(103)	803
Interest expense on:						
Interest-bearing demand deposits	(413)	(163)	(576)	45	(33)	12
Savings deposits (includes MMDAs)	162	162	324	135	(349)	(214)
Time deposits < $100	331	266	597	624	(34)	590
Time deposits > $100	366	139	505	378	(70)	308
Short-term borrowings	(301)	140	(161)	(1)	(1)	(2)
Other borrowings	751	(97)	654	(887)	(87)	(974)
Total interest expense	896	447	1,343	294	(574)	(280)
Net interest income	$ 66	$ 230	$ 296	$ 612	$ 471	$ 1,083

Net Interest Income

Net interest income is the principal component of our earnings and represents the difference between revenue generated by interest-earning assets and the interest cost related to funding those assets. Net interest income is affected by changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. For purposes of discussion, income that is either exempt from federal income taxes or taxed at a preferential rate has been adjusted to fully taxable equivalent ("FTE") amounts, using a federal tax rate of 35%.

Net interest income (FTE) increased 12.6% to $9.7 million at December 31, 2001, compared to net interest income of $8.6 million at December 31, 2000, and $8.3 million at December 31, 1999. Net interest margin, which is the FTE net interest income divided by cost-basis average interest-earning assets, was 5.31%, 5.10% and 5.31% for the three years ended December 31, 2001,

2000, and 1999, respectively. Competitive pressures, Federal Reserve Bank monetary policies and the composition of interest-earning assets and interest-bearing liabilities affect the net interest margin.

The increase in net interest income and net interest margin during 2001 compared to 2000 is due to a variety of factors. Economic growth began to slow in late 2000, and the economy officially went into a recession in March 2001. In response to these economic conditions, the Federal Reserve Board lowered short-term interest rates a total of 475 basis points on separate occasions from January through December 2001 to stimulate economic growth. As a result of these interest rate cuts, we experienced an increase in net interest income and net interest margin as interest-bearing liabilities repriced downward more quickly than our variable rate assets.

Net interest income during 2000 reflected a moderate increase of approximately $300,000 when compared to 1999. In response to growth in the economy during these periods, and in an attempt to control inflationary pressures, the Federal Reserve Board raised short-term interest rates a total of 175 basis points starting in mid-1999 and continuing through mid-2000. This interest rate environment resulted in a slightly lower net interest margin in 2000, as our interest-earning assets were repricing at a slower rate than our interest-bearing liabilities.

The following table details average balances (using daily averages) of interest-earning assets and interest-bearing liabilities, the fully taxable equivalent amount of interest earned or paid thereon, and the fully taxable equivalent yield or rate for the years ended December 31, 2001, 2000, and 1999.

Average Consolidated Balance Sheets and Net Interest Analysis On Fully Taxable Equivalent Basis

For the Years Ended (In Thousands)

	December 31, 1999			December 31, 2000			December 31, 2001		
	Average Balance	Income/ Expense	Yield/ Rate (1)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
ASSETS									
Earning Assets:									
Loans, net of unearned income (2)	$ 134,032	$ 12,553	9.37%	$ 146,945	$ 14,093	9.59%	$ 152,598	$ 14,865	9.74%
Available-for-sale securities:									
Taxable	13,306	801	6.02%	15,178	990	6.52%	18,241	990	5.43%
Non-Taxable	3,125	222	7.09%	2,682	196	7.29%	1,765	120	6.80%
Held-to-maturity securities:									
Taxable	-	-	-	-	-	-	-	-	-
Non-Taxable	879	61	6.94%	391	26	6.69%	156	11	6.90%
Other earning assets	4,562	229	5.02%	3,070	200	6.51%	9,376	322	3.43%
Total earning assets	155,904	13,866	8.89%	168,266	$15,505	9.21%	182,136	$16,308	8.95%
Allowance for loan losses	(1,140)			(1,268)			(1,569)		
Intangible asset	1,755			1,616			1,476		
Cash and due from	7,428			7,380			8,500		
Premises and equipment	4,188			5,420			6,371		
Other assets	3,686			3,810			4,211		
Total assets	$ 171,821			$ 185,224			$ 201,125		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing Liabilities:									
Interest-bearing demand deposits	$ 33,875	1,104	3.26%	$ 19,469	528	2.71%	$ 22,164	540	2.44%
Savings deposits (includes MMDAs)	20,236	445	2.20%	26,584	769	2.90%	30,381	555	6.83%
Time deposits <$100	46,393	2,422	5.22%	52,379	3,019	5.76%	63,346	3,609	5.70%
Time deposits >$100	13,561	662	4.88%	20,164	1,167	5.79%	27,254	1,475	5.41%
Federal funds purchased	4,492	168	3.74%	129	7	5.43%	0	--	
Repurchase agreements	0	--		0	--		93	5	5.38%
Other borrowings	9,562	779	8.15%	20,708	1,433	6.92%	7,092	459	6.48%
Total interest-bearing liabilities	128,119	5,580	4.36%	139,433	6,923	4.97%	150,330	6,643	4.42%
Noninterest-bearing demand deposits	24,240			24,282			26,425		
Accrued expenses and other liabilities	1,678			2,093			2,357		
Shareholders' equity	17,948			19,743			21,974		
Unrealized gain/loss on investment securities	(164)			(327)			39		
Total liabilities and shareholders' equity	$ 171,821			$ 185,224			$ 201,125		
Net interest income		$ 8,286			$ 8,582			$ 9,665	
Net interest spread			4.53%			4.24%			4.53%
Net interest margin (3)			5.31%			5.10%			5.31%

(1) Yields were calculated using the amortized cost of the underlying assets.

(2) Included in interest on loans are net loan fees of $238, 000, $255,500, and $633,700 in 1999, 2000, and 2001, respectively. For additional information, see "Non-Performing Assets" on page 41 of this Offering Circular.

(3) Net interest margin is equal to net interest earnings divided by total interest-earning assets, with net interest earnings equaling the difference between total interest earned and total interest paid.

Taxable Equivalent Adjustment Analysis

	1999			2000			2001		
	Interest Income	Taxable Equivalent Adjustment	Interest Income (FTE)	Interest Income	Taxable Equivalent Adjustment (In Thousands)	Interest Income (FTE)	Interest Income	Taxable Equivalent Adjustment	Interest Income (FTE)
Loans	$ 12,516	$ 37	$ 12,553	$14,057	$ 36	$14,093	$ 14,832	$ 33	$ 14,865
Available-for-sale securities									
Taxable	801		801	990		990	990		990
Non-Taxable	144	78	222	127	69	196	78	42	120
Held-to-maturity securities:									
Non-Taxable	40	21	61	17	9	26	7	4	11
Other earning assets	229		229	200		200	332		322
Totals	$ 13,730	$ 136	$ 13,866	$ 15,391	$ 114	$ 15,505	$ 16,229	$ 79	$ 16,308

Provision for Loan Losses

The provision for loan losses in 2001 was $740,336 compared to $352,762 in 2000. The increase of $387,574 or 110% in our provision for loan losses was primarily due to higher loan losses over the previous two years. These loan losses resulted in a change in our methodology for calculating our reserves for loan losses. We now use the risk-weighted methodology described in the FDIC Manual of Examination Policies, which suggests weighting classified assets for purposes of determining loan loss reserve adequacy.

As a percentage of average outstanding loans, the provisions for loan losses recorded for 2001 and 2000 were 0.49% and 0.24%, respectively. Net loan charge-offs as a percentage of average outstanding loans were .22% for 2001 compared to 0.16% for 2000. See "Statement of Financial Condition - Asset Quality" below for additional information regarding loan quality and the allowance for loan losses.

Non-interest Income

Total non-interest income for the 12 month period ended December 31, 2001 was $2.954 million compared to $2.546 million for the 12 month period ended December 31, 2000 and $2.539 million for the 12 month period ended December 31, 1999. The increase in non-interest income of $408,347 or 16.04% during 2001 was due primarily to an increase in demand deposit accounts, resulting in an increase in the total non-sufficient funds charges and other service charges related to those accounts.

The following table presents the components of non-interest income for the past three years.

	For Years Ended December 31, (In Thousands)					
	1999	% Change	2000	% Change	2001	% Change
Service charges on deposit accounts	$1,774	16.64%	$1,914	7.90%	$2,287	19.49%
Other income	765	-22.50%	632	-17.39%	667	5.54%
Total non-interest income	$2,539	1.24%	$2,546	0.28%	$2,954	16.04%

The primary source of non-interest income for Peoples Bank is non-sufficient funds fees, service charges and other fees on deposit accounts. Total service charges, including non-sufficient funds fees, were $2.287 million, or 77% of total non-interest income for 2001 compared to $1.914 million, or 75% of total non-interest income for 2000. The growth of deposit service charge and fee revenue for 2001over 2000 was directly related to the increase in the number of total deposit accounts. With continued expansion of our branch network and the increasing numbers of new deposit accounts, management anticipates that service charges and fees on deposit accounts will continue to increase during 2002.

Through non-bank subsidiaries, Peoples Bank has attempted to diversify into other markets of services to enhance and compliment its banking operations. Peoples Bank owns Southern Insurance of Cullman, Inc. which acts as an agent for obtaining title insurance for its real estate loan customers. Until mid-year 2001, Peoples Bank owned and operated Altrust Billing Services, Inc., which provided bookkeeping related services primarily directed to the medical billing and insurance claims areas. These services were fee based and were designed to offer direct deposit and automatic receivable financing to certain Peoples Bank customers. Altrust Billing Services, Inc. was unprofitable and it discontinued operations and was liquidated in mid-year of 2001.

Other non-interest income includes revenues earned by these two non-bank subsidiaries of $349,515, $406,255 and $482,137 for the years ended December 31, 2001, 2000 and 1999, respectively. Southern Insurance had revenues of $260,774, $253,566, and $334,964 for the years ended December 31, 2001, 2000 and 1999, respectively. Altrust Billing had revenues of $88,741, $152,689, and $147,153 for the years ended December 31, 2001, 2000 and 1999.

Non-interest Expense

Total non-interest expense for the year ended December 31, 2001 was $7.120 million, compared to $6.399 million for the year ended December 31, 2000 and $5.579 million for the year ended December 31, 1999. The increase in non-interest expense of $721,000 or 11.27% during 2001 and $820,000 or 14.70% during 2000 is attributable to personnel and occupancy expenses related to the opening or relocation of five branches in 2000 and 2001.

The following table represents the components of non-interest expense for the years ended December 31, 1999, 2000 and 2001.

Other Non-interest Expense
(In Thousands)

	For the Years Ended December 31,					
	1999	Percent Change	2000	Percent Change	2001	Percent Change
Salaries & Benefits	$2,890	3.51%	$3,543	22.60%	$3,519	-0.68%
Occupancy and Equipment Expense	672	16.67%	828	23.21%	1,063	28.38%
Advertising	23	-28.69%	24	4.35%	52	116.67%
Amortization Expense- Core Deposit Intangible	141	-14.81%	141	0.00%	141	0.00%
Professional Fees	236	165.76%	165	-30.08%	149	-9.70%
Data Processing	19	-43.89%	9	-52.63%	10	11.11%
Telephone	130	6.56%	169	30.00%	227	34.32%
Printing & Supplies	197	129.90%	152	-22.84%	188	23.68%
Postage	145	5.29%	152	4.83%	161	5.92%
Insurance Expenses	135	121.29%	131	-2.97%	144	9.92%
Federal Reserve Charges	114	9.11%	125	9.65%	156	24.80%
Hired Labor	27	-41.61%	46	70.37%	66	43.48%
Check Orders	42	-32.28%	28	-33.33%	59	110.71%
Examination and Assessment	3	-71.31%	9	200.00%	13	44.44%
Contributions	40	26.70%	23	-42.50%	20	-13.04%
Courier and Express	54	53.68%	66	22.22%	82	24.24%
Overdraft Losses	90	47.54%	98	8.89%	154	57.14%
Write Down of Other Real Estate	67	318.75%	56	-16.42%	210	275.00%
Other Expense	554	39.55%	634	-10.83%	706	11.36%
Total Non-interest Expense	$5,579	8.93%	$6,399	14.70%	$7,120	11.27%

Total salaries and benefits for 2001 were $3,519,000, a decrease of $24,000 or .68% from $3,543,000 for 2000. Total salaries and benefits increased $653,000 or 22.6% in 2000 over 1999. This increase was primarily due to staff additions to support branch growth.

Total occupancy expense for 2001 was $1,063,000, an increase of 28.38% over $828,000 for 2000. In 2000, total occupancy expense increased $156,000 or 23.21% over $672,000 for 1999. This increase is due to the opening of five new or relocated banking offices during 2000 and 2001.

Non-interest expenses include operating expenses of the two non-bank subsidiaries of $442,566, $429,517 and $365, 939 for the years ended December 31, 2001, 2000 and 1999, respectively.

Income Taxes

Income tax expense increased $25,782 or 1.6% to $1,644,733 for the year ended December 31, 2001 and decreased $49,944 or 3.0% to $1,618,951 for the year ended December 31, 2000. The effective tax rate as a percentage of pretax income was 35.2% in 2001, 38.0% in 2000 and 34.6% in 1999.

The net deferred tax asset was $571,977, $566,053 and $770,799 as of December 31, 2001, 2000 and 1999, respectively. The primary items affecting deferred taxes are deferred compensation, allowance for loan losses and net unrealized gains or losses on available for sale securities.

For further information concerning the provision for income taxes and income tax related matters, refer to Note 12, Income Taxes, of the "Notes to the Consolidated Financial Statements."

FINANCIAL CONDITION AS OF DECEMBER 31, 2001

Altrust's consolidated assets increased 4.6% from $193.0 million as of December 31, 2000 to $201.8 million as of December 31, 2001. Our asset growth is directly related to growth in Peoples Bank's deposits. During 2001, Peoples Bank was successfully able to gain market share in Warrior, Arab, and Oneonta, Alabama, resulting in an increase in total deposits of $17.5 million. Our increase in total assets corresponded with the increase in deposits, offset by a decrease in loans of $6.3 million. Our deposit growth enabled us to decrease borrowings by $9.3 million. Our total assets increased 7.76% during 2000, from $179 million as of December 31, 1999, due primarily to increases in bank loans of $11.3 million. The increase corresponded with a 19.8% increase in deposits amounting to $25.6 million and a 62.04% decrease in other borrowings of $15.2 million. Because deposits increased by $14.3 million more than loans during 2001, Peoples Bank used these excess funds plus an additional $1.6 million reduction in investment securities to repay $15.2 million of borrowed funds. In 1999, our total assets increased 8.8% from $164.6 million at December 31, 1998. The increase resulted from an increase of $16.5 million in borrowings and an increase of $10.8 million in loans, while deposits decreased $6.5 million.

Loans

Total loans decreased by 4.1% from December 31, 2000 to December 31, 2001. Loans outstanding at December 31, 2001 were $147.1 million, or $6.3 million less than at December 31, 2000. The decrease during 2001 is attributable to more stringent underwriting standards by Peoples Bank. During 2001, our average loans outstanding were $152.6 million. These loans constituted 83.8% of our average earning assets, consolidated, and 75.9% of our average total assets, consolidated. During 2000, our average loans outstanding were $146.9 million, or 87.3%, of our average earning assets, consolidated, and 79.3% of our average total assets, consolidated. Our commercial banking loans are expected to produce higher yields than securities and other interest-earning assets.

The following table presents a summary of the loan portfolio by category for the past five years.

Loans Outstanding

	As of December 31, (In Thousands)				
	1997	1998	1999	2000	2001
Commercial	$ 9,063	$ 9,942	$ 11,282	$ 16,108	$ 17,907
Real estate - construction	5,147	4,346	3,924	4,791	3,106
Real estate - mortgage	67,828	92,763	102,471	108,518	104,458
Installment loans to individuals	21,444	24,248	24,468	24,040	21,657
Total loans	$ 103,482	$ 131,299	$ 142,145	$ 153,457	$ 147,128

Substantially all of Peoples Bank's loans are to customers located in its primary market area. However, Peoples Bank's loans as of December 31, 2001, were not heavily concentrated in any one industry. Our management believes that Peoples Bank's loan portfolio is diversified among loan collateral types as well, as noted by the following table.

Loans by Collateral Type

	As of December 31, (In Thousands)									
	1997	% of Loans	1998	% of Loans	1999	% of Loans	2000	% of Loans	2001	% of Loans
Secured by Real estate:										
Construction and land development	$ 5,147	4.97%	$ 4,346	3.31%	$ 3,924	2.75%	$ 4,791	3.12%	$ 3,106	2.11%
Farmland	4,773	4.61%	5,035	3.83%	4,308	3.02%	5,445	3.55%	3,720	2.53%
Home equity lines of credit	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Residential first mortgage liens	40,790	39.42%	50,726	38.63%	57,336	40.34%	57,910	37.73%	52,008	35.35%
Other residential liens	5,279	5.10%	6,528	4.97%	6,908	4.86%	8,498	5.54%	8,620	5.86%
Multi-family residential	363	0.35%	221	0.17%	217	0.15%	363	0.24%	165	0.11%
Non-farm and non-residential	16,623	16.06%	30,253	23.04%	33,702	23.71%	36,302	23.66%	39,945	27.15%
Total real-estate loans	$ 72,975	70.52%	$ 97,109	73.96%	$106,395	74.83%	$113,309	73.84%	$107,564	73.11%
Other loans:										
Commercial and industrial	7,488	7.24%	9,133	6.96%	10,521	7.42%	13,342	8.69%	16,343	11.11%
Agricultural	1,209	1.17%	809	0.62%	762	0.53%	1,396	0.91%	1,063	0.72%
Credit cards and other revolving credit	579	0.56%	580	0.44%	606	0.43%	601	0.39%	616	0.42%
Consumer installment loans	20,865	20.16%	23,365	17.80%	23,105	16.26%	22,771	14.84%	19,585	13.31%
Other	366	0.35%	303	0.23%	756	0.53%	2,038	1.33%	1,957	1.33%
Total other loans	30,507	29.48%	34,190	26.04%	35,750	25.17%	40,148	26.16%	39,564	26.89%
Total loans	$103,482	100.00%	$131,299	100.00%	$142,145	100.00%	$153,457	100.00%	$147,128	100.00%

The following table sets forth the maturity distribution of Peoples Bank's loan portfolio as of December 31, 2001. Peoples Bank's loan policy does not permit renewal of loans that are past due, loans where the interest due is not collected or in an attempt to prevent delinquency.

Loans By Maturity

	As of December 31, 2001					
	3 Mos. or Less	4 Mos. to 12 Mos.	1 Yr. to 3 Yrs.	3 Yrs. to 5 Yrs.	Over 5 Yrs.	Total
	(In Thousands)					
Closed end 1-4 family residential	$5,935	$10,460	$8,772	$16,560	$10,206	$51,933
All other loans	16,869	21,603	22,300	20,353	14,070	95,195
Total	$22,804	$32,063	$31,072	$36,913	$24,276	$147,128

Maturity of Loan	One Year or Less	One to Five Years	Over Five Years	Total
	(In Thousands)			
Loans with predetermined interest rates	$ 50,122	$ 67,985	$ 24,276	$ 142,383
Loans with floating or adjustable rates	4,745	-	-	4,745
Totals	$ 54,867	$ 67,985	$ 24,276	$ 147,128

Asset Quality

Our allowance for loan losses represents management's estimate of an amount adequate in relation to the risk of future losses inherent in our loan portfolio. The loan portfolio is analyzed monthly by management to identify potential problems. We undertake this analysis in conjunction with establishing Peoples Bank's allowance for loan losses to provide a basis for determining the adequacy of loan loss reserves to absorb losses that might be experienced by Peoples Bank. In addition to analyses of existing loans, management also considers Peoples Bank's historical loan losses, past due and non-performing loans, current and anticipated economic conditions, underlying collateral values securing loans, and other factors which could affect future loan losses.

As Peoples Bank continues to increase the loan portfolio through new loan accounts, these new loans have limited historical loss experience for which to base a specific reserve. As a result, management has increased the general reserve to compensate for this loan growth. Peoples Bank does not currently allocate the allowance for loan losses to the various loan categories. The following table presents a summary of changes in the allowance for loan losses for the past five years.

Analysis of Changes in Allowance for Loan Losses

	Year Ended December 31, (In Thousands) 1997	1998	1999	2000	2001
Allowance for loan losses:					
Beginning of period	$ 661	$ 821	$ 1,100	$ 1,206	$ 1,324
Provision for loan losses	273	458	295	353	740
Total	$ 934	$ 1,279	$ 1,395	$ 1,559	2,064
Amounts charged off:					
Commercial	13	55	68	191	142
Real estate – construction	0	0	0	0	0
Real estate - residential mortgage	7	19	47	31	37
Consumer	115	147	148	63	254
Total loans charged off	135	221	263	285	433
Recoveries of charged-off loans					
Commercial	1	1	15	1	7
Real estate – construction	0	0	0	0	0
Real estate - residential mortgage	0	3	0	5	7
Consumer	21	38	59	44	94
Total recoveries	22	42	74	50	108
Net charge-offs	113	179	189	235	325
Allowance for loan losses - end of period	$ 821	$ 1,100	$ 1,206	$ 1,324	$ 1,739
Total loans - end of period	$ 103,482	$ 131,299	$ 142,145	$ 153,457	$ 147,128
Average loans	$ 109,992	$ 126,114	$ 134,032	$ 146,945	$ 152,598

	Year Ended December 31, 1997	1998	1999	2000	2001
As a percentage of average loans:					
Net charge offs	0.11%	0.14%	0.14%	0.16%	0.22%
Provision for loan losses	0.27%	0.36%	0.22%	0.24%	0.49%
Allowance as a percentage of year-end loans	0.79%	0.84%	0.85%	0.87%	1.19%
Allowance as a percentage of non-performing loans	92.04%	66.51%	129.26%	114.34%	94.67%

Allocation of the Allowance for Loan Losses

	As of December 31, 2001 (In Thousands) Amount	Percent of Loans in Each Category to Total Loans
Commercial and agricultural	$ 203	12.17%
Real estate- construction	276	2.11%
Real estate- mortgage	887	71.00%
Consumer	157	14.72%
Unallocated portion of reserve	216	0.00%
Balance end of period	$ 1,739	100.00%

Our policy generally is to place a loan on nonaccrual status when it is contractually past due 90 days or more as to payment of principal or interest. A loan may be placed on nonaccrual status at an earlier date when concerns exist as to the ultimate collections of principal or interest. At the time a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed and charged against current earnings. Loans that are contractually past due 90 days or more which are well secured and are in the process of collection generally are not placed on nonaccrual status.

Lending officers are responsible for the ongoing review and administration of loans assigned to them. As such, they make the initial identification of loans which present some difficulty in collection or where circumstances indicate that the possibility of loss exists. The responsibilities of the lending officers include the collection effort on a delinquent loan. To strengthen internal controls in the collection of delinquencies, senior management and our Loan Committee are informed of the status of delinquent and "watch" or problem loans on a monthly basis. Senior management reviews the allowance for loan losses and makes recommendations to the Loan Committee as to loan charge-offs on a monthly basis.

The allowance for loan losses represents management's assessment of the risk associated with extending credit and its evaluation of the quality of the loan portfolio. We analyze the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain a level considered adequate to absorb anticipated loan losses. In assessing the adequacy of the allowance, we review the size, quality and risk of loans in the portfolio. We also consider such factors as Peoples Bank's loan loss experience, the amount of past due and non performing loans, specific known risks, the status and amount of nonperforming assets, underlying collateral values securing loans, current and anticipated economic conditions and other factors which affect the allowance for loan losses. An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by management and presented to the Loan Committee on a monthly basis. We also engage outside loan review services from time to time.

Peoples Bank's allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer banks identified by the regulators. During their routine examinations of banks, the FDIC and the Alabama Superintendent may require a bank to make additional provisions to its allowance for loan losses when, in the opinion of the regulators, credit evaluations and allowance for loan loss methodology differ materially from those of management. See "Supervision and Regulation."

While it is Peoples Bank's policy to charge off in the current period loans for which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

We believe that our allowance for loan losses at December 31, 2001 is sufficient to absorb losses inherent in our loan portfolio based on our assessment of the information available. Our assessment is based on management's judgment and involves some uncertainty. As a result, the adequacy of the allowance for loan losses cannot be determined with precision and may be subject to change in future periods. We also may be required to make additional charges to the provision for loan losses in future periods based on periodic examination by bank regulatory authorities.

Non-Performing Assets

Non-performing assets include non-accrual loans, accruing loans contractually past due 90 days or more, restructured loans, other real estate, and other real estate under contract for sale. Loans are placed on non-accrual status when management has concerns about our ability to collect the loan's outstanding principal and interest, and generally when loans are 90 days or more past due. While non-performing assets represent potential losses to Peoples Bank, we do not anticipate any material losses from them, since most are believed to be adequately secured. We do not have any commitments to lend additional funds to borrowers that have loans on non-accrual status as of December 31, 2001.

The table below summarizes Peoples Bank's non-performing assets for the past five years.

Non-performing Assets

	As of December 31, (In Thousands)				
	1997	1998	1999	2000	2001
Non-accrual loans	$ 176	$ 235	$ 137	$ 182	$ 83
Loans past due 90 days and still accruing	716	1,419	796	976	1,754
Total nonperforming loans	892	1,654	933	1,158	1,837
Other real estate owned	499	472	480	655	1,437
Total nonperforming assets	$ 1,391	$ 2,126	$ 1,413	$ 1,815	$ 3,274
Nonperforming loans as a percentage of total loans	0.87%	1.26%	0.66%	0.76%	1.25%
Nonperforming assets as a percentage of total assets	1.06%	1.29%	0.79%	0.94%	1.63%

Investment Securities

The composition of our securities portfolio reflects our investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of income. Our securities portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet while providing a vehicle for investing available funds, furnishing liquidity, and supplying securities to pledge as required collateral for certain deposits and borrowed funds.

We use two categories to classify our securities: "held to maturity" or "available for sale." As of December 31, 2001, all securities purchased by us have been classified as available for sale. Our securities portfolio at December 31, 2001 consisted primarily of United States agency bonds and mortgage-backed securities. While we have no plans to liquidate a significant amount of any of our securities, these securities may be used for liquidity purposes should management deem it to be in our best interest. We also held approximately $815,000 of the Federal Home Loan Bank of Atlanta stock and $208,404 of The Bankers Bank stock as of December 31, 2001.

The following table indicates the amortized cost of our portfolio of investment securities held to maturity at the end of the last three years:

	Amortized Cost December 31, (In thousands)		
	1999	2000	2001
Investment securities held to maturity:			
U.S. government agencies	$ 5,000	$ --	--
State and political subdivisions	473	371	--
Total investment securities held to maturity	$ 5,473	$ 371	--

The following table indicates the fair value of our portfolio of investment securities available for sale at the end of the last three years:

	Fair Value		
	1999	December 31, 2000 (In thousands)	2001
Investment securities available for sale:			
U.S. government and agencies	$ 7,554	$ 5,952	$ 5,784
Mortgage-backed securities	903	654	10,990
State and political subdivisions	3,043	2,365	1,498
Equity securities	1,346	935	1,023
Total investment securities available for sale	$ 12,846	$ 19,906	$ 19,295

The following tables present the maturities and weighted average yields of investment securities at December 31, 2001:

	Maturities of Available for Sale Investment Securities Amortized Cost			
	Immediate	After one through five years	After five through ten years	After ten years
	(In thousands)			
Investment securities available for sale:				
U.S. government and agencies	$ --	$ 5,730	$ --	$ --
Mortgage-backed securities	--	--	53	10,823
State and political subdivisions	200	541	571	177
Total investment securities available for sale	$ 200	$ 6,271	$ 624	$ 11,000

	Weighted Average Yields of Available for Sale Investment Securities			
	Immediate	After one through five years	After five through ten years	After ten years
U.S. government and agencies	--	6.25%	--	--
Mortgage-backed securities	--	--	7.26%	2.71%
State and political subdivisions	7.23%	6.65%	7.37%	6.54%

The above tables of maturities and weighted average yields do not include equity securities held by Peoples Bank, which consist of investments in the stock of the Federal Home Loan Bank and The Bankers Bank, in the aggregate amount of $1,023,404. Yields on tax exempt obligations have been computed on a fully taxable equivalent basis using a federal tax rate of 35%.

Deposits

Peoples Bank's total deposits were $172.5 million and $155.0 million at December 31, 2001 and December 31, 2000, respectively, representing an increase of 11.3% during the 12 month period. During 2000, total deposits increased 19.9% over $129.3 million at December 31, 1999. Total deposits averaged $172 million, $146 million and $136 million during each of the 12 month periods ended December 31, 2001, December 31, 2000 and December 31, 1999, respectively. Interest-bearing deposits represented 83.5% of total deposits at December 31, 2001 compared to 84.7% at December 31, 2000, and

81.6% at December 31, 1999. Certificates of deposit composed 60.5% of total interest-bearing deposits for December 31, 2001 compared to 60.9% at December 31, 2000 and 56.5% at December 31, 1999.

The composition of our deposits is indicative of the interest rate conscious market in which we operate. We cannot provide any assurance that Peoples Bank can maintain or increase its market share of deposits in its highly competitive market area.

The average daily balance of deposits and rates paid on those deposits are summarized for the three years ended December 31, 2001 in the following table.

	Year Ended December 31,					
	1999		2000		2001	
	Amount	Rate	Amount	Rate	Amount	Rate
			(In Thousands)			
Demand deposits:						
Non-interest-bearing	$ 24,240		$ 24,282		$ 26,425	
Interest-bearing	33,875	3.26%	19,469	2.71%	22,164	2.44%
Savings deposits (includes MMDAs)	20,236	2.20%	26,584	2.90%	30,381	1.83%
Time deposits < $100	46,393	5.22%	52,379	5.76%	63,346	5.70%
Time deposits >$100	13,561	4.88%	20,164	5.79%	27,254	5.41%
Totals	$ 138,305		$ 142,878		$ 169,570	

Interest Rate Sensitivity

Commercial banks and other financial institutions are subject to interest rate risk to the degree that their interest-bearing liabilities (consisting principally of customer deposits) mature or re-price more or less frequently, or on a different basis, than their interest-earning assets (generally consisting of intermediate or long-term loans and investment securities). The match between the scheduled re-pricing and maturities of Peoples Bank's earning assets and liabilities within defined time periods is referred to as "Gap" analysis. At December 31, 2001, the cumulative one-year gap was a positive (or asset sensitive) $11.718 million, or 6.5% of total earning assets. This means that our assets re-price slightly faster than our liabilities under rate changes. Such a gap is considered small, and net income would be virtually unchanged with a one percent change in interest rates.

Intense competition in Peoples Bank's market areas continues to pressure quality loan rates downward, while conversely pressuring deposit rates upward. The following table reflects Peoples Bank's rate sensitive assets and liabilities by maturity as of December 31, 2001. Variable rate loans are shown in the category of due "one to three months" because they re-price with changes in the prime-lending rate. Fixed rate loans are presented assuming the entire loan matures on the final due date. However, payments actually are made at regular intervals and are not reflected in this schedule. Additionally, demand deposits and savings accounts have no stated maturity, but it has been Peoples Bank's experience that these accounts are not totally rate sensitive. Accordingly, the following analysis assumes 11% of interest-bearing demand deposit accounts, 25% of money market deposit accounts, and 20% of savings accounts re-price within one year and the remaining accounts re-price within one to five years.

Interest Rate Gap Sensitivity

	As of December 31, 2001					
	Immediate Total	1 Mo. to 3 Mos.	4 Mos. to 12 Mos.	1-Yr. to 5-Yr.	>5 Yr. And Non-Rate Sensitive	Total
	(In Thousands)					
Assets						
Interest-earning assets:						
Interest-bearing Deposits	$ 4	$ 9	$ 40	$ 0	$ 0	$ 53
Federal funds sold	16,493	0	0	0	0	16,493
Securities	5,552	2,982	4,660	1,161	3,916	18,271
Loans	3,575	10,147	38,512	90,936	2,210	145,380
Cash	0	0	0	0	7,818	7,818
Total interest-earning assets	25,624	13,138	43,212	92,097	13,944	188,015
Other Assets	0	0	0	0	13,805	13,805
Total Assets	25,624	13,138	43,212	92,097	27,749	201,820
Liabilities and Shareholders' Equity						
Non-interest-bearing deposits	0	0	2,869	2,869	22,778	28,516
Demand deposits	0	0	12,342	0	28,797	41,139
MMDA deposits	217	435	1,521	0	2,173	4,346
Savings deposits	0	0	1,110	2,220	7,771	11,101
Time deposits	9,370	18,708	46,783	10,782	1,390	87,033
Fed funds purchased	337	0	0	0	0	337
Other liabilities	0	0	0	1,069	5,121	6,190
Shareholders' Equity	0	0	0	0	23,158	23,158
Total Liabilities and Equity	9,924	19,143	64,625	16,940	91,188	201,820
Interest sensitivity gap	15,700	(6,005)	(21,413)	75,157	(63,439)	0
Cumulative sensitivity gap	$ 15,700	$ 9,695	$ (11,718)	$ 63,439	$ 0	

Liquidity

Liquidity involves our ability to raise funds to support asset growth, meet deposit withdrawals and other borrowing needs, maintain reserve requirements, and otherwise sustain our operations. This is accomplished through maturities and repayments of our loans and investments, our deposit growth, and our access to sources of funds other than deposits, such as the federal funds market and borrowings from the Federal Home Loan Bank and other lenders, as well as the ability to liquidate securities available for sale. As of November 30, 2002, Peoples Bank had access to advances of up to $41.5 million from the Federal Home Loan Bank of Atlanta, with no funds currently drawn. Advances from the Federal Home Loan Bank of Atlanta may be secured by a pledge of Peoples Bank's stock in the Federal Home Loan Bank of Atlanta and a portion of Peoples Bank's first mortgage loans and certain other assets. In addition, Peoples Bank also has unsecured federal funds lines of credit with correspondent banks with no amount outstanding and $12.0 million available as of November 30, 2002.

Our average liquid assets consist of cash and amounts due from banks, interest-bearing deposits in other banks, federal funds sold, mortgage loans held for sale net of borrowings, investment securities and securities held for sale. These average liquid assets totaled $38.6 million and $28.7 million during the 12 month periods ended December 31, 2001 and December 31, 2000, representing 22.5% and 19.7% of average deposits for those periods, respectively.

Peoples Bank actively manages the levels, types and maturities of interest-earning assets in relation to the sources available to fund current and future needs. Peoples Bank maintains federal funds lines of credit totaling $12 million. We believe Peoples Bank's liquidity sources are adequate to meet its operating needs.

Capital Resources

Our capital adequacy is measured by risk-based and leverage capital guidelines. The risk-based capital guidelines assign weighted levels of risk to various asset categories. Among other things, these guidelines currently require us to maintain a minimum ratio of 8.0% of total capital to risk-adjusted assets. Under the guidelines, one-half of our required capital must consist of Tier 1 Capital, which would include such things as our tangible common shareholders' equity and any qualifying perpetual preferred stock. The leverage guidelines provide for a minimum ratio of Tier 1 Capital to total assets of 3.0% if we meet certain requirements, including having the highest regulatory rating, and cushion the ratio by an additional 1.0% to 2.0% otherwise. The guidelines also specify that bank holding companies that are experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve continues to consider a "Tangible Tier 1 Leverage Ratio," calculated without the inclusion of intangible assets, in evaluating proposals for expansion or new activities. The Federal Reserve has not advised us, and the FDIC has not advised Peoples Bank, of any specific minimum leverage ratio or Tangible Tier 1 Leverage Ratio that we are required to meet. The Alabama Superintendent of Banks required us to have a Tier 1 Leverage Capital Ratio of at least 7% immediately following the Marshall County branch acquisition as a condition to its approval of our purchase of the Marshall County branches. As a result of the capital raised in our private placement on April 19, 2002, we currently satisfy this requirement. Altrust and Peoples Bank are well-capitalized under all regulatory measures. See "Supervision and Regulation - Capital Regulations."

FDICIA established five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various measures and certain other factors, as established by regulation. As represented by the following table, Altrust and Peoples Bank both exceed the capital requirements established for well capitalized banks and bank holding companies under FDICIA guidelines.

December 31, 2001	Well Capitalized	Peoples Bank
Tier I capital to risk adjusted assets	6.00%	15.67%
Total capital to risk adjusted assets	10.00%	16.90%
Leverage ratio	5.00%	10.41%

At December 31, 2001, our total consolidated shareholders' equity was $23.2 million or 11.5% of total consolidated assets, compared to $20.9 million or 10.8% of total consolidated assets at December 31, 2000, $17.6 million, or 9.8% of total consolidated assets, at December 31, 1999 and $19.1 million, or 11.6% of total consolidated assets, at December 31, 1998. The increase in shareholders' equity to total asset ratio for 2001 was the result of a 4.6% increase in total consolidated assets, a $1.1 million reduction of the ESOP loan, net income of $3.035 million and cash dividends paid of $1.983 million. The increase in 2000 was the result of a 7.76% increase in total consolidated assets, net income of $2.6 million and an unrealized gain on available for sale securities of $327,000.

At December 31, 2001, our total consolidated capital to risk-adjusted assets was 16.4% with 93.5% consisting of tangible common shareholders' equity. We paid $1.983 million of dividends to our shareholders during 2001 or $0.50 per share. As of December 31, 2000, total consolidated capital to risk-adjusted assets was 14.9%, with 92.7% comprised of tangible common shareholders' equity, compared to a ratio of 14.1%, with 92.4% of tangible common shareholders' equity, at December 31, 1999.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in fair value of financial instruments due to a change in economic conditions, interest rates, regulations and laws. We are inherently affected by different market risks. Our primary risk is interest rate risk. We do no conduct foreign exchange transactions or trading activities which would produce price risk.

Altrust's interest rate risk management is the responsibility of our Asset/Liability Management Committee which has established policies and limits to monitor, measure, and coordinate Altrust's sources, uses, and pricing of funds.

Interest rate risk is the risk to earnings or market value of equity from the potential movement in interest rates. As interest rates change the interest income and expense associated with Altrust's interest sensitive assets and liabilities also change, thereby impacting net interest income, the primary component of our earnings. The primary purpose of managing interest rate risk is to reduce interest rate volatility and achieve reasonably stability to earnings from changes in interest rates and preserve the value of our equity. Our Asset/Liability Management Committee utilizes the results of both a static and dynamic Gap analysis, as well as Plansmith's quarterly *RiskAnalyzer* report, to quantify the estimated exposure of net interest income to a sustained change in interest rates.

The Gap analysis projected net interest income based on both a rise and fall in interest rates of 200 basis points (2.00 percent) over a twelve-month period. The model is based on actual repricing dates of interest sensitive assets and interest sensitive liabilities. The model incorporates assumptions regarding the impact of changing interest rates on the prepayment rates of certain assets.

Altrust measures its interest rate risk exposure based on an immediate change in interest rates of up or down 200 basis points. Given this scenario, Altrust had an exposure to falling rates and a benefit from rising rates at year end. More specifically, the model forecasts a decline in net interest income of $928,000 or 9.7%, as a result of a 200 basis point decline in rates. The model also predicts a $121,000 increase in net interest income, or 1.3%, as a result of a 200 basis point increase in rates. The forecasted results of the model are within the limits specified by our Asset/Liability Management Committee. The following chart reflects Altrust's sensitivity to changes in interest rates as of December 31, 2001. Numbers are based on a flat balance sheet and assumed paydowns and maturities of assets and liabilities that are reinvested in like instruments at (i) current interest rates, (ii) rates of 200 basis points less, and (iii) rates of 200 basis points more.

	As of December 31, 2001		
	Down 200 BP	Current (In Thousands)	Up 200 BP
Net interest income	$ 8,658	$ 9,586	$ 9,707
$ Change net interest income	$ 928	$ --	$ 121
% Change net interest income	9.7%	0%	1.3%

The preceding sensitivity analysis is a modeling analysis, which changes periodically and consists of hypothetical estimates based upon numerous assumptions including interest rate levels, shape of the yield curve, prepayments on loans and securities, rates on loans and deposits, reinvestments of paydowns and maturities of loans, investments and deposits, and others. In addition, there is no input for growth or a change in asset mix. While assumptions are developed based on the current economic and market conditions, management cannot make any assurances as to the predictive nature of these assumptions, including how customer preferences or competitor influences might change.

As market conditions vary from those assumed in the sensitivity analysis, actual results will differ. Also, the sensitivity analysis does not reflect actions that our Asset/Liability Management Committee might take in responding to or anticipating changes in interest rates.

EFFECTS OF INFLATION

Inflation generally increases the cost of funds and operating overhead, and, to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on our performance than the effects of general levels of inflation have. Although interest rates do not necessarily move in the same direction, or to the same extent, as the prices of goods and services, increases in inflation generally have resulted in increased interest rates, and the Federal Reserve increased the interest rate three times in 1999 for a total of 75 basis points in an attempt to control inflation. However, the Federal Reserve also reduced interest rates on 11 occasions for a total of 475 basis points in 2001.

In addition, inflation results in an increased cost of goods and services purchased, cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect the liquidity and earnings of our commercial banking and mortgage banking business, and our shareholders' equity.

MANAGEMENT AND PRINCIPAL SHAREHOLDERS

Directors and Executive Officers

The following table sets forth certain information regarding our executive officers and directors as of November 30, 2002.

Name	Age	Position(s)
James Robin Cummings	55	Chairman, President, CEO and Director of Altrust, President, CEO and Director of Peoples Bank
Roy Shaw	71	Director and Chairman of the Board of Peoples Bank
Thomas Edwin Drake	71	Director and Vice Chairman of the Board of Peoples Bank
Dwight Scott	76	Director of Peoples Bank
Noel Jasper Estes	66	Director and Secretary of the Board of both Altrust and Peoples Bank
Cecil Alan Walker	45	Director and Vice Chairman of the Board of Altrust, Director of Peoples Bank
Terry Neal Walker	37	Director of Altrust and Director of Peoples Bank
Timothy Dudley Walker	41	Director of Altrust and Director of Peoples Bank
George Whit Drake	37	Director of Altrust and Director of Peoples Bank
Brian Clarke Witcher	38	Director of Altrust and Director of Peoples Bank
Kenneth Howard Weldon	51	Executive Vice President of Peoples Bank - Legal and Collections
Lionel James Powell	49	Chief Financial Officer of Peoples Bank
Hubert Dorian Lawler	43	Chief Operations Officer of Peoples Bank
Morris Steven Stanford	40	Executive Vice President - Commercial Lending

J. Robin Cummings. Mr. Cummings currently serves as the President, Chief Executive Officer and Chairman of the Board of Altrust. He also serves as President, Chief Executive Officer and director of Peoples Bank. Mr. Cummings has served as President and CEO of Peoples Bank for almost 20 years. Mr. Cummings has served as a director of Peoples Bank since 1983 and has served as a director of Altrust since its inception in 1985.

Roy Shaw. Mr. Shaw serves as Chairman of the Board of Peoples Bank, a position he has held since 1977. Mr. Shaw has been a member of the board since 1977. Mr. Shaw is currently semi-retired. He was the owner of Shaw's Seafood Restaurant in Holly Pond, Alabama until November 1998. Mr. Shaw performs real estate evaluations for us through Preferred Real Estate, Inc. He has performed these appraisals since 1995.

Tom Drake. Mr. Drake serves as Vice Chairman of the Board of Peoples Bank, a position he has held since 1977. He has served as a member of the board since 1977. He also was a member of the Board of Directors of Altrust until he resigned in 2002. Mr. Drake is an attorney at Drake & Drake Attorneys at Law. Mr. Drake has practiced law with Drake & Drake since

1982. Mr. Drake also served in the House of Representatives in the Alabama State Legislature. During his membership with the State Legislature, he served on the Ways and Means Committee and as Speaker of the House from 1983 to 1987. Along with his position on the Peoples Bank board, Mr. Drake is also a board member of Attorney's Insurance Mutual of Alabama, Inc. (AIMS), Cauliflower Alley Club and the Wrestler's Museum and Hall of Fame, Inc. Mr. Drake currently serves on the finance committee of AIMS.

Dwight Scott. Mr. Scott currently serves on the Board of Peoples Bank. He has been a member of the board since 1977. Mr. Scott retired from the Altrust board when his term expired on April 11, 2002. Since 1987, Mr. Scott has been retired and has resided in Holly Pond, Alabama.

N. Jasper Estes. Mr. Estes serves as Secretary of the boards of both Altrust and Peoples Bank. Mr. Estes has been retired since 1996. Prior to his retirement, he served as the general manager for Meadow Gold Dairies in Huntsville, Alabama, a position which required Mr. Estes to oversee operations and sales in excess of $75 million a year. Mr. Estes was appointed to the board in 2002.

Alan Walker. Mr. Alan Walker serves on the boards of both Altrust and Peoples Bank. Mr. Walker has served on the board since 1978. He is a partner of Walker Brothers, Ltd., a limited partnership located in Baileyton, Alabama. Mr. Walker gained management and supervision experience from his position as President of Walker Brothers, Ltd. since 1998 and also as operating manager for Shoreline Properties since March 1998. Mr. Walker is the brother of Mr. Terry Walker and Mr. Tim Walker.

Terry Walker. Mr. Terry Walker serves on the boards of both Altrust and Peoples Bank. Mr. Walker has served on the board since 1998. He has been a partner of Walker Brothers, Ltd., a limited partnership located in Baileyton, Alabama since 1998. Mr. Walker is the brother of Mr. Alan Walker and Mr. Tim Walker.

Tim Walker. Mr. Tim Walker serves on the boards of both Altrust and Peoples Bank. Mr. Walker has served on the board since 1998. He has been a partner of Walker Brothers, Ltd., a limited partnership located in Baileyton, Alabama since 1998. Mr. Walker is the brother of Mr. Terry Walker and Mr. Alan Walker.

Whit Drake. Mr. Whit Drake serves on the boards of both Altrust and Peoples Bank, a position he has held since February 2002. He is an attorney with Drake & Shaw in Birmingham, Alabama. He has been an attorney with Drake & Shaw since 1999. Prior to Drake & Shaw, Mr. Drake was an attorney with Lanny S. Vines & Associates.

Brian Witcher. Mr. Witcher serves on the boards of both Altrust and Peoples Bank. He owns and operates South Park Auto Sales, Inc., a used automobile dealership located in Cullman, Alabama. Mr. Witcher was elected to the board in 2002.

Kenneth Weldon. Mr. Weldon currently serves as Executive Vice President of Peoples Bank and acts as in-house counsel for Peoples Bank, positions he has held since 1996.

Lionel Powell. Mr. Powell is currently the Chief Financial Officer of Peoples Bank, a position he has held since August 2002. Prior to joining Peoples Bank, Mr. Powell served as Controller and Chief Financial Officer of Elk Rivers, Inc., a multinational manufacturer in the fall protection industry, from February 2001 to July 2002. Prior to his position with Elk Rivers, Mr. Powell served as controller for R.E. Garrison Trucking, Inc. from November 1997 to January 2001. Mr. Powell is a Certified Public Accountant.

H.D. Lawler. Mr. Lawler currently serves as Chief Operations Officer of Peoples Bank. Prior to joining Peoples Bank in September 2002, Mr. Lawler served as Assistant Vice President of Information Protection Services for SouthTrust Bank, a position he held for 20 years.

Steve Stanford. Mr. Stanford currently serves as Executive Vice President - Commercial Lending of Peoples Bank. Prior to joining Peoples Bank in September 2002, Mr. Stanford served as Vice President of Commercial Loans for Regions Bank, a position he held for six years.

Board of Directors

The Altrust board of directors currently consists of seven members, and the Peoples Bank board of directors currently consists of ten members. All directors are elected to hold office until our next annual meeting of shareholders and until their successors have been elected.

Committees

Altrust Board Committees

ESOP Administrative Committee. The ESOP administrative committee has complete control over the administration of our ESOP, with all powers necessary to enable it to carry out properly the provisions of the ESOP. The committee currently consists of Messrs. Cummings, T. Drake and Weldon.

Compensation Committee. The compensation committee, consisting entirely of independent directors, sets the compensation of the executive officers of Altrust and Peoples Bank, administers our Long-Term Incentive Plan and 1995 Stock Option Plan for Outside Directors, and reviews and approves any stock option, stock awards or other benefits under any other plans of Altrust or Peoples Bank. The committee meets annually to review base salaries and incentive bonus levels of the executive officers of Altrust and Peoples Bank and stock options and stock awards under the stock option plans of Altrust. Messrs. Estes, A. Walker and Witcher currently serve as members of the compensation committee.

Peoples Bank Board Committees

Executive Loan Committee. The executive loan committee reviews loan applications which exceed the approval limits of Peoples Bank's loan officers. Upon review, the committee members determine whether the loan is advisable and approve or deny the loan application. The executive loan committee currently consists of Messrs. Estes, Shaw and A. Walker. The Executive Loan Committee members receive annual compensation of $1,200 for their service on the committee.

Asset/Liability Management Committee. The asset liability management committee oversees Peoples Bank's financial position. The committee monitors the volume, mix and maturities of Peoples Bank's assets and liabilities and its funding sources, repricing opportunities and product pricing. Messrs. Estes, Shaw and Witcher currently serve on the asset/liability management committee.

EDP Steering Committee. The information systems steering committee monitors Peoples Bank's technology plans and operations, including the security of confidential customer information, software products and hardware needs. The information systems steering committee currently consists of Messrs. Estes, Tim Walker and Witcher.

Audit Committee. The audit committee, consisting entirely of independent, outside directors, has the responsibility of reviewing Peoples Bank's financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities and determining that all audits and examinations required by law are performed. It recommends to the board of directors the appointment of the independent auditors for the next fiscal year, reviews and approves their audit plan and reviews with the independent auditors the results of the audit and management's response thereto. The Audit Committee also reviews the adequacy of the internal audit budget and personnel, the internal audit plan and schedule, and results of audits performed by the internal audit staff. The Audit Committee is responsible for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts. The Audit Committee periodically reports its findings to the board of directors. Messrs. T. Drake, W. Drake, Estes, Scott, Shaw, A. Walker, Terry Walker, Tim Walker and Witcher currently serve as the members of the audit committee.

Trust Committee. The trust committee is responsible for and supervises the Peoples Bank Trust Department. Messrs. Cummings, Scott, Shaw and Weldon currently serve on the trust committee.

Director Compensation

Directors Shaw, T. Drake and Scott currently receive annual compensation of $12,000 for attending Peoples Bank's board meeting, plus reimbursement for reasonable travel expenses incurred in attending meetings. The members of the Executive Loan

Committee, excluding full-time officers of Peoples Bank, received compensation of $1,200 per year for their service on the committee. Certain of our outside directors, including Messrs. A. Walker, Tim Walker, Terry Walker, W. Drake, Witcher and Estes are eligible to receive stock options under our 1995 Stock Option Plan for Outside Directors. This plan attempts to advance the interests of Altrust by encouraging ownership of our common stock by outside directors, thereby giving such directors an increased incentive to devote their efforts to the success of Altrust. Because Mr. Cummings is an executive officer of Altrust and Peoples Bank, he is not eligible to receive stock options under this plan. However, Mr. Cummings is given the opportunity to receive options under our Long-Term Incentive Plan in lieu of directors' fees.

Principal Shareholders

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of November 30, 2002 by each of the following:

- shareholders known by us to own beneficially more than 5% of our common stock;
- executive officers of Altrust and Peoples Bank;
- directors of Altrust and Peoples Bank; and
- all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock subject to options and warrants held by that person that are currently exercisable within 60 days after November 30, 2002 are deemed outstanding, while these shares are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. Unless otherwise indicated, the address of each beneficial owner listed below is: c/o Altrust Financial Services, Inc., 811 2nd Avenue S.W., Cullman, Alabama 35055-4222.

The percentages of common stock beneficially owned before the offering are based on 4,981,311 shares of common stock beneficially owned as of November 30, 2002, which amount includes all shares of common stock subject to options and warrants that are currently exercisable within 60 days of November 30, 2002.

	Shares Beneficially Owned	
Name	Number	Percentage
Altrust Financial Services, Inc. Savings & ESOP Trust (1)	1,194,998	24.0%
U.V. and Merle Haynes (2)	251,520	5.05%
Directors and Executive Officers:		
James Robin Cummings (3)	1,452,391	29.2%
Thomas Edwin Drake (4)	1,431,938	28.7%
George Whit Drake	25,000	*
Noel Jasper Estes	37,016	*
Hubert Dorian Lawler	0	*
Lionel James Powell	143	*
Dwight Scott (5)	41,052	*
Roy Shaw (6)	39,356	*
Morris Steven Stanford	0	*
Cecil Alan Walker (7)	331,685	6.62%
Terry Neal Walker (8)	320,353	6.43%
Timothy Dudley Walker (9)	290,216	5.83%
Brian Clark Witcher	33,304	*
Kenneth Howard Weldon (10)	1,205,858	24.2%

	Shares Beneficially Owned	
	Number	Percentage
All directors and executive officers as a group (14 persons) (excluding ESOP shares as to which beneficial ownership is disclaimed by the named individuals)	1,623,318	32.6%
All directors and executive officers as a group (14 persons) (including all ESOP shares)	2,818,316	56.6%

* Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1) Robin Cummings, Tom Drake and Kenneth Weldon are trustees of the Altrust ESOP . As members of the ESOP Administrative Committee, Messrs. Cummings, T. Drake and Weldon have certain voting rights with respect to all of the shares held by the ESOP and may be deemed to have beneficial ownership of all 1,194,998 shares held by the ESOP. However, each of Messrs. Cummings, T. Drake and Weldon disclaims beneficial ownership in the shares held by the ESOP, except for the respective shares allocated to him under the ESOP.

(2) The address for U.V. and Merle Haynes is 6360 Highway 69N, Cullman, Alabama 35055.

(3) Includes 80,876 shares of common stock held of record by Mr. Cummings' wife, Charlotte Cummings, and 18,000 shares subject to options that are currently exercisable within 60 days of November 30, 2002. Also includes the 1,194,998 shares held by the ESOP of which Mr. Cummings disclaims beneficial ownership, except for 101,834 shares allocated to him under the ESOP.

(4) Includes 7,384 shares held in Mr. Drake's IRA, 3,600 shares held in an IRA for Mr. Drake's wife, Christine Drake, 12,000 shares subject to options that are currently exercisable within 60 days of November 30, 2002 and the 1,194,998 shares held by the ESOP of which Mr. T. Drake disclaims beneficial ownership.

(5) Includes 8,920 shares held in Mr. Scott's IRA, 4,972 shares held in an IRA for Mr. Scott's wife, Louise Scott, and 18,000 shares subject to options that are currently exercisable within 60 days of November 30, 2002.

(6) Includes 11,700 shares held in Mr. Shaw's IRA, 8,656 shares held in an IRA for Mr. Shaw's wife, Laudine, and 18,000 shares subject to options that are currently exercisable within 60 days of November 30, 2002.

(7) Includes 97,872 shares held as joint tenants with Mr. Walker's wife, Amy Walker, 10,700 shares held in an IRA for Mr. Walker, 5,000 shares held in an IRA for Amy Walker, 28,656 shares held in trust for Mr. Walker's son, Lance Walker, 33,456 share held in trust for Mr. Walker's son, Trent Walker, and 14,500 shares held of record by Mr. Walker's wife, Amy Walker, and 18,000 shares subject to options that are currently exercisable within 60 days of November 30, 2002.

(8) Includes 2,632 shares held in an IRA for Mr. Walker, 1,672 shares held in an IRA for Mr., Walker's wife, Teresa Walker, 14,256 shares held in trust for Mr. Walker's son, Tillman Walker, 25,456 shares held in trust for Mr. Walker's daughter, Whitney Walker, and 5,700 shares held of record by Teresa Walker.

(9) Includes 25,456 shares held in trust for Mr. Walker's daughter, Chelsy Walker, 35,056 shares held in trust for Mr. Walker's daughter, Heather Walker, and 29,296 shares held in trust for Mr. Walker's son, Shannon Walker.

(10) Includes 3,200 shares subject to options that are currently exercisable within 60 days of November 30, 2002, and 1,194,998 shares held by the ESOP of which Mr. Weldon disclaims beneficial ownership, except the 15,151 shares allocated to him by the ESOP.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain elements of compensation for our chief executive officer for each of the last three calendar years. None of our other executive officers had an annual salary and bonus in excess of $100,000 during the years reported.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options/SARs
	Annual Compensation				Long-Term Compensation
J. Robin Cummings	2001	$145,000	$ ---	*	8,400(1)
Chief Executive Officer	2000	$135,000	$ ---	*	8,400(1)
	1999	$131,666	$ ---	*	6,000(2)

(1) Includes 2,800 stock options awarded in lieu of directors' fees in compensation for board position with Altrust and 5,600 stock options award in lieu of directors' fees in compensation for service as a director of Peoples Bank.

(2) Includes 2,000 stock options awarded in lieu of directors' fees in compensation for board position with Altrust and 4,000 stock options award in lieu of directors' fees in compensation for service as a director of Peoples Bank.

* Aggregate total of the dollar value of all other compensation for perquisites and other personal benefits does not exceed the lesser of $50,000.00 or ten percent (10%) of the named individual's cash compensation.

Stock Options

In 2001, we issued incentive stock options under Altrust's Long-Term Incentive Plan to our chief executive officer and certain other officers and employees. The following table sets forth certain information regarding the award of these incentive stock options to the executive officers named in the Summary Compensation Table.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price	Expiration Date
J. Robin Cummings	8,400	100%	$ 8.45	3/14/2011

Our chief executive officer did not exercise any options during fiscal year 2001. Shown below is information with respect to unexercised options to purchase shares of our common stock granted in prior years to our chief executive officer and held by him as of July 31, 2002.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

Name	Number of Securities Underlying Unexercised Options At Fiscal Year-End		Value of Unexercised In-the-Money Options At Fiscal Year End (1)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
J. Robin Cummings	18,000	28,800	$59,250	$ ---

(1) Represents the value of the option shares (based on the offering price of $7.75 per share) less the exercise price of the options.

Employment Contracts

We have no employment contracts with any executive officer named in the Summary Compensation Table, all of whom are employees at will. Under the terms of our incentive plan, options previously awarded thereunder, but not yet vested for purposes of exercise, are subject to accelerated vesting in the event of a merger or other business combination giving rise to a change in control of Altrust.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee of Altrust's board of directors are, and during the last fiscal year were, Alan Walker (Chairman), Jasper Estes and Brian Witcher. No member of the Compensation Committee is an officer or employee of Altrust or Peoples Bank.

Members of the Compensation Committee have been customers of or had banking and financial transactions with Peoples Bank in the ordinary course of business during the last fiscal year. All outstanding loans and other transactions with members of the Compensation Committee were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, when made, did not involve more than the normal risk of collectability or present other unfavorable features. It is expected that we will continue to have similar transactions in the ordinary course of our business with Compensation Committee members in the future.

Long Term Incentive Plan

Our Long-Term Incentive Plan was adopted by our board of directors and approved by our stockholders in 1995. The purpose of the incentive plan is to promote our success and enhance our value by linking the personal interests of participants to those of our stockholders, and by providing the participants with an incentive for outstanding performance.

The incentive plan authorizes the granting of awards to key employees, including employees who are officers or directors, in the following forms:

- options to purchase shares of common stock, which may be incentive stock options or non-qualified stock options under the U.S. tax code; and
- stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price.

The number of shares initially reserved and available for awards or used to provide a basis of measurement for or to determine the value of an award (such as with a stock appreciation right) issued under the incentive plan is 220,000. No more than 27,500 shares of stock may be granted during any fiscal year under the incentive plan in the form of options and/or stock appreciation rights. In the event that any outstanding award for any reason expires or is terminated, the unexercised shares will again be available for grant under the incentive plan. The total number of shares that may be issued under the incentive plan, and the annual grant limit, have been adjusted to reflect our two-for-one stock splits in 1996 and 2000.

The incentive plan is administered by the Compensation Committee of our board of directors. The Compensation Committee has the power and authority to:

- designate participants;
- determine the type or types of awards to be granted to each participant and their terms and conditions;
- determine the number of awards to be granted;
- accelerate the vesting, exercisability, or lapse of restrictions of any outstanding award;
- establish, adopt, or revise any rules and regulations necessary or advisable to administer the incentive plan; and
- make all other decisions and determinations that may be required under the incentive plan.

All options or awards must be evidenced by a written agreement with the participant, which will include the provisions specified by the Compensation Committee. The exercise price for any option will not be less than 50% of the fair market value of our common stock as of the date of the grant.

The Compensation Committee determines the vesting and exercisability requirements of the options upon grant. Under the incentive plan, all of a participant's outstanding awards will vest and become fully exercisable upon the following events:

- the participant's death;
- the participant's disability;
- a change in control of Altrust (as defined in the incentive plan); or
- acceleration in the discretion of the Compensation Committee.

In the event of a corporate transaction involving Altrust (including any stock dividend, stock split, merger, or related transaction), the shares subject to each award will be adjusted proportionately and exchanged for the number and class of shares for which our common stock is exchanged, without any change in the aggregate purchase price for the shares subject to such award.

The Compensation Committee may at any time terminate, amend, or modify the incentive plan with approval of our board of directors. The Compensation Committee must have the approval of the stockholders in order to make the following changes:

- increase the total number of shares of stock that may be issued under the incentive plan;
- modify the eligibility requirements for participation in the incentive plan; and
- materially increase the benefits accruing to participants under the incentive plan.

As provided in the incentive plan, it is the compensation committee's intent to grant to our Chief Executive Officer, as long as our 1995 Stock Option Plan for Outside Directors is in effect, an option to purchase 8,400 shares on each November 1 if he is serving as a director of Altrust and elects in writing to receive options in lieu of director fees. This option number has been adjusted to reflect our stock splits.

1995 Stock Option Plan for Outside Directors

Our 1995 Stock Option Plan for Outside Directors was adopted by our board of directors and approved by our stockholders in 1995. The purpose of the director plan is to advance our interests by encouraging stock ownership by certain non-employee directors, giving such directors an increased incentive to devote their efforts to our success. Each member of our board of directors who is not a current or former employee of Altrust (or a member of the immediate family of a current or former employee) is a participant in the director plan. As of the date of this offering circular, there are six persons eligible to participate.

The total number of shares of common stock for which options may be granted under the director plan is 300,000 shares, subject to adjustment in accordance with the director plan. In the event that any outstanding option for any reason expires or is terminated prior to the end of the period during which options may be granted, the unexercised shares will again be available for grant under the director plan. The total number of shares that may be issued under the director plan and the annual grant amounts have been adjusted to reflect our stock splits.

The director plan authorizes the grant of non-qualified stock options to eligible non-employee directors. The exercise price for each option granted under the director plan will be the fair market value of the stock on the date of grant, and option grants under the director plan are automatic each November 1. On each such grant date, each eligible non-employee director will receive an option to purchase 8,400 shares.

Each option granted under the director plan will vest in full on the fifth anniversary of its grant date and will, to the extent not previously exercised, terminate on the date ten years after its grant date. In the event an optionee ceases to be a director because of death, retirement, or failure to be reelected or re-nominated as a director, his or her options under the director plan will vest in full and will become immediately exercisable. If the optionee ceases to be a director for any other reason, all vesting will stop. Upon termination as a director without cause, any vested options then held by the director under the director plan will lapse after 90 days, or after one year in the event of the optionee's death, but no option will remain exercisable past its original 10-year term. If an optionee is removed for cause, his or her options held under the director plan will lapse immediately.

In the event of a corporate transaction involving Altrust (including any stock dividend, stock split, merger, or related transaction), the number of shares subject to the director plan and the share amounts and exercise price of the then-outstanding options will be adjusted proportionately. In the event of a merger or restructuring in which Altrust is not the surviving company, its shares are converted into other property or securities, or more than 50% of its voting securities are exchanged, then any surviving corporation must substitute similar options for those outstanding under the director plan. If there is no surviving corporation from such a transaction, all outstanding options will expire.

The director plan will expire in 2008, and our board of directors may terminate or amend the director plan at any time prior to such date. The board must have the approval of the stockholders in order to make any of the following changes:

- increase the total number of shares of stock that may be issued under the incentive plan (other than under the adjustment provision of the director plan)
- change the expiration date of the director plan
- change the number of shares subject to each option (other than under the adjustment provision)
- change the exercise price for the options
- change the eligibility provisions of the director plan
- materially increase the benefits accruing to participants under the incentive plan.

The above changes (other than an increase in the share total) may not be made more than once every six months other than to comply with certain legal provisions. No amendment of the director plan may affect the rights under outstanding options without the optionee's written consent.

CERTAIN TRANSACTIONS

Three of our directors, Alan Walker, Terry Walker and Tim Walker, own a company, Walker Brothers, Ltd., which is engaged in the building and supplies business. Peoples Bank and Walker Brothers have an existing business relationship involving construction services, leasing services and commercial lending. Since 1977, Walker Brothers Ltd. has provided construction and remodeling of all of the offices owned by Peoples Bank. The amounts paid by Peoples Bank to Walker Brothers under this business relationship were $248,741, $216,912 and $85,425 for the years ended December 31, 2001, 2000 and 1999, respectively, constituting less than 5% of Walker Brothers' annual gross revenue. Peoples Bank also leases its Baileyton branch office from Walker Brothers. The leased space is a unit in a commercial building located on Alabama Highway 69N in Baileyton, Alabama. The lease, entered into on February 1, 2001, has an initial term of five years, with the option to renew every five years. The rent is $800.00 per month during the initial five year term of the lease, which amount will be re-negotiated at the time of renewal of the lease. Walker Brothers has had outstanding indebtedness owed to Peoples Bank pursuant to several commercial loans. The aggregate amounts outstanding under these loans, all of which have been guaranteed by the principals of Walker Brothers, were $3,481,593, $3,879,503 and $2,459,453 for the years ended December 31, 2001, 2000 and 1999, respectively. Principals of Walker Brothers also had aggregate loans of $1,920,917, $2,532,830 and $2,109,965 outstanding at these dates, including guarantees of persons and entities other than Walker Brothers.

Preferred Real Estate Incorporated, a real estate appraisal firm owned by the daughter of Roy Shaw, Chairman of the Board of Peoples Bank, performs real estate evaluations for Peoples Bank on an as-requested basis. During the year ended December 31, 2001, Peoples Bank paid Preferred Real Estate Incorporated $54,450 for services rendered. This amount represented 100% of the Preferred Real Estate's consolidated gross revenues for the year.

Certain of our directors, officers, and principal shareholders and their associates were customers of, or had banking and financial transactions with Peoples Bank in the ordinary course of business. Some of Altrust's directors or the directors of Peoples Bank are directors, officers, trustees, or principal securities holders of corporations or other organizations which also were customers of, or had banking and financial transactions with the Peoples Bank in the ordinary course of business.

All outstanding loans and other transactions with the directors, officers, and principal shareholders of Altrust and Peoples Bank were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, when made, did not involve more than the normal risk of collectibility or present other unfavorable features. The aggregate amount of credit extended to directors, executive officers, and principal shareholders as of July 31, 2002 was $8.8 million or 27.9% of our shareholders' equity. It is expected that Peoples Bank will continue to have similar transactions in the ordinary course of its business with such individuals and their associates in the future.

SUPERVISION AND REGULATION

Bank holding companies, financial holding companies and banks are extensively regulated under both federal and state law. The following discussion summarizes certain statutes, rules and regulations affecting Altrust and Peoples Bank. This summary is qualified in its entirety by reference to the statutory and regulatory provisions referred to below and elsewhere and is not intended to be an exhaustive description of the statutes or regulations applicable to Altrust's and our banks' businesses. Any change in the applicable law or regulations may have a material effect on our business.

Supervision, regulation, and examination of holding companies and banks by the bank regulatory agencies are intended primarily for the protection of depositors rather than holders of our common stock.

Holding Company Regulation

General

Altrust is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and a financial holding company within the meaning of the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"). Altrust is subject to supervision, examination, and reporting by the Federal Reserve. The State of Alabama does not regulate bank holding companies. Altrust is required to file with the Federal Reserve periodic reports and any additional information as the Federal Reserve may require. The Federal Reserve regularly examines Altrust and may examine its subsidiaries.

Investment Activities

The BHC Act requires prior Federal Reserve approval for, among other things:

- the acquisition by a bank holding company of direct or indirect ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank; and

- a merger or consolidation of a bank holding company with another bank holding company.

A bank holding company may acquire direct or indirect ownership or control of voting shares of any company that is engaged directly or indirectly in banking, managing or controlling banks, or performing services for its authorized subsidiaries. A bank holding company may also engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

In November 1999, Congress enacted the GLB Act, which made substantial revisions to the statutory restrictions separating banking activities from certain other financial activities. Under the GLB Act, bank holding companies that are well-capitalized and well-managed and meet certain other conditions can elect to become "financial holding companies." As such, they and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and distribution, travel agency activities, board insurance agency activities, merchant bank, and other activities that the Federal Reserve determines to be financial in nature or complementary to those activities. In addition, under the merchant banking authority added by the GLB Act and Federal Reserve regulations, financial holding companies are authorized to invest in companies that engage in activities that are not financial in nature, as long as the financial holding company makes its investment with the intention of limiting the investment in duration, does not manage the company on a day-to-day basis, and the investee company does not cross-market with any of the financial holding company's controlled depository institutions. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLB Act applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. Altrust received approval as a financial holding company on April 23, 2000, but has not yet engaged in any financial holding company activities permitted under the GLB Act.

Source of Financial Strength

Federal Reserve policy requires a bank holding company to act as a source of financial strength and to take measures to preserve and protect its bank subsidiaries in situations where additional investments in a troubled bank may not otherwise be warranted. In addition, under the Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, if a bank holding company has more than one bank or thrift subsidiary, each of the bank holding company's subsidiary depository institutions are responsible for any losses to the FDIC as a result of an affiliated depository institution's failure. As a result, a bank holding company may be required to loan money to its subsidiaries in the form of capital notes or other instruments which qualify as capital under regulatory rules. However, any loans from the bank holding company to such subsidiary banks will likely be unsecured and subordinated to such bank's depositors and perhaps to other creditors of that bank.

Transactions With Affiliates

Altrust is a legal entity separate and distinct from Peoples Bank. Various legal limitations restrict Peoples Bank from lending or otherwise supplying funds to Altrust. Altrust and Peoples Bank are subject to Section 23A of the Federal Reserve Act. Section 23A defines "covered transactions", which include extensions of credit, and limits a bank's covered transactions with any affiliate to 10% of that bank's capital and surplus. All covered and exempt transactions between a bank and its affiliates must be on terms and conditions consistent with safe and sound banking practices, and banks and their subsidiaries are prohibited from purchasing low-quality assets from the bank's affiliates. Finally, Section 23A requires that all of a bank's extensions of credit to an affiliate be appropriately secured by acceptable collateral, generally United States government or agency securities.

Altrust and Peoples Bank also are subject to Section 23B of the Federal Reserve Act, which generally limits covered and other transactions among affiliates to terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the bank or its subsidiary as prevailing at the time for transactions with unaffiliated companies.

Bank Regulation

General

Peoples Bank is an Alabama bank whose deposits are insured primarily by the FDIC's Bank Insurance Fund, and also by the FDIC's Savings Association Insurance Fund. Peoples Bank is subject to regulation and examination by the Alabama Superintendent of Banks and by its primary federal regulator, the FDIC. The Alabama Superintendent of Banks and the FDIC regulate and monitor all of Peoples Bank's operations, including reserves, loans, mortgages, payments of dividends, interest rates, and the establishment of branches. Interest and other charges collected or contracted for by Peoples Bank will be subject to state usury laws and certain federal laws concerning interest rates.

The powers of Alabama-chartered banks include certain provisions designed to provide these banks with competitive equality to the powers of national banks regulated by the Office of the Comptroller of the Currency. The GLB Act permits banks to engage in "financial activities" through subsidiaries similar to that permitted financial holding companies.

Dividends

Various statutes limit Peoples Bank's ability to pay dividends, extend credit or otherwise supply funds to us. We expect dividends from Peoples Bank to constitute our major source of funds for servicing our debt and paying cash dividends on our common stock.

Altrust is a legal entity separate and distinct from Peoples Bank. The prior approval of the FDIC and/or the Alabama Superintendent is required if the total of all dividends declared by an Alabama non-member bank (such as Peoples Bank) in any calendar year will exceed the sum of that bank's net profits for the year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. During 2001, Peoples Bank paid cash dividends of $750,000 to Altrust.

In addition, Altrust and Peoples Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital. The appropriate federal and state regulatory authorities are authorized to determine, under certain circumstances relating to the financial condition of a bank or a bank holding company, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment of those dividends. The FDIC and the Alabama Superintendent have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice. The FDIC and the Alabama Superintendent also have indicated that financial depository institutions should generally pay dividends only out of current operating earnings.

Safety and Soundness

The FDIC has adopted the Federal Financial Institutions Examination Council's ("FFIEC") updated statement of policy entitled "Uniform Financial Institutions Rating System" ("UFIRS"). UFIRS is an internal rating system used by the federal and state regulators for assessing the soundness of financial institutions on a uniform basis and for identifying those institutions requiring special supervisory attention. Under UFIRS, each financial institution is assigned a confidential composite "CAMELS" rating based on an evaluation and rating of six essential components of an institution's financial condition and operations including Capital adequacy, Asset quality, Management, Earnings, Liquidity and Sensitivity to market risk. For most institutions, the FFIEC has indicated that market risk primarily reflects exposures to changes in interest rates. When regulators evaluate this component, consideration is expected to be given to: management's ability to identify, measure, monitor, and control market risk; the institution's size; the nature and complexity of its activities and its risk profile, and the adequacy of its capital and earnings in relation to its level of market risk exposure. Market risk is rated based upon, but not limited to, an assessment of the sensitivity of the financial institution's earnings or the economic value of its capital to adverse changes in interest rates, foreign exchange rates, commodity prices, or equity prices; management's ability to identify, measure, monitor and control exposure to market risk; and the nature and complexity of interest rate risk exposure arising from non-trading positions.

Capital Regulations

The Federal Reserve and the FDIC have adopted risk-based capital guidelines for bank holding companies and state non-member banks, respectively. The guideline for a minimum ratio of capital to risk-weighted assets, including certain off-balance-sheet activities, such as standby letters of credit, is 8%. At least half of the total capital must consist of Tier 1 Capital, which includes common equity, retained earnings and a limited amount of qualifying preferred stock, less goodwill. The remainder may consist of Tier 2 Capital, which includes non-qualifying preferred stock, qualifying subordinated, perpetual, and/or mandatory convertible debt, term subordinated debt and intermediate term preferred stock and up to 45% of the pretax unrealized holding gains on available-for-sale equity securities with readily determinable market values that are prudently valued, and a limited amount of any loan loss allowance.

In addition, the federal agencies have established minimum leverage ratio guidelines for bank holding companies, national banks, and state banks, which provide for a minimum leverage ratio of Tier 1 Capital to adjusted average quarterly assets equal to 3.0%, plus an additional cushion of 1.0% to 2.0%, if the institution has less than the highest regulatory rating. The guidelines also provide that institutions experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Higher capital may be required in individual cases, depending upon a bank holding company's risk profile. All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. Lastly, the Federal Reserve's guidelines indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio," calculated by deducting all intangibles, in evaluating proposals for expansion or new activity. The Federal Reserve and the FDIC have not advised us of any specific minimum leverage ratio or Tangible Tier 1 Leverage Ratio. The Alabama Superintendent has required Peoples Bank to maintain a 7% Leverage Capital Ratio in connection with its approval of our purchase of the Marshall County branches.

FDICIA requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA established five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various measures and certain other factors, as established by regulation.

The capital measures used by the federal banking regulators are:

- the Total Capital ratio, which is the total of Tier 1 Capital and Tier 2 Capital;
- the Tier 1 Capital ratio; and
- the Leverage Ratio.

Under these regulations, a bank will be:

- "well capitalized" if it has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;
- "adequately capitalized" if it has a Total Capital ratio of 8% or greater, a Tier 1 Capital ratio of 4% or greater, and a leverage ratio of 4% or greater – or 3% in certain circumstances – and is not well capitalized;
- "undercapitalized" if it has a Total Capital ratio of less than 8% or a Tier 1 capital ratio of less than 4% -- or 3% in certain circumstances;
- "significantly undercapitalized" if it has a Total Capital ratio of less than 6%, a Tier 1 Capital ratio of less than 3%, or a leverage ratio of less than 3%; or
- "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The following table sets forth the capital information of Altrust and Peoples Bank as of December 31, 2001 (in thousands):

	Capital Adequacy			
	Altrust		Peoples Bank	
	Amount	Percentage	Amount	Percentage
Leverage Ratio:				
Actual	$21,650	10.11%	$22,265	10.41%
Minimum Required (1)	$10,709	5.00%	$10,698	5.00%
Risk-Based Capital:				
Tier 1 Capital:				
Actual	$21,650	15.22%	$22,265	15.67%
Minimum Required	$8,538	6.00%	$8,524	6.00%
Total Capital:				
Actual	$23,389	16.44%	$24,004	16.90%
Minimum Required	$14,229	10.00%	$14,206	10.00%

(1) Represents the highest minimum requirement. Financial institutions that are contemplating acquisitions or are anticipating or experiencing significant growth may be required to maintain a substantially higher leverage ratio.

Community Reinvestment Act

Altrust and Peoples Bank are subject to the Community Reinvestment Act ("CRA"), and the federal banking agencies' regulations thereunder. Under the CRA, all banks and thrifts have a continuing and affirmative obligation, consistent with their safe and sound operation to help meet the credit needs for their entire communities, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires a depository institution's primary federal regulator, in connection with its examination of the institution, to assess the institution's record of assessing and meeting the credit needs of the community served by that institution, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the institution's record is made available to the public. Further, such assessment is required of any institution which has applied to:

- charter a national bank
- obtain deposit insurance coverage for a newly-chartered institution
- establish a new branch office that accepts deposits
- relocate an office
- merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution.

In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each subsidiary depository institution of the applicant bank holding company, and such records may be the basis for denying the application. A less than satisfactory CRA rating will slow, if not preclude expansion of banking activities.

Current CRA regulations rate institutions based on their actual performance in meeting community credit needs. CRA performance is evaluated by the FDIC, Peoples Bank's primary federal regulator using a lending test, an investment test, and a service test. The FDIC also will consider: (i) demographic data about the community; (ii) the institution's capacity and constraints; (iii) the institution's product offerings and business strategy; and (iv) data on the prior performance of the institution and similarly situated lenders. Financial holding company subsidiaries must receive "satisfactory" or better CRA ratings to engage in financial holding company or subsidiary activities permitted by the GLB Act.

The GLB Act requires banks and their affiliated companies to adopt and disclose privacy policies, including policies regarding the sharing of personal information they obtain from customers with third parties.

Consumer Regulations

Interest and certain other charges collected or contracted for by Peoples Bank are subject to state usury laws and certain federal laws concerning interest rates. Peoples Bank's loan operations are also subject to certain federal laws applicable to credit transactions, such as:

- the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers;

- the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;

- the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies;

- the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies; and

- the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

FDIC Insurance Assessments

Peoples Bank is subject to FDIC deposit insurance assessments. Peoples Bank's deposits are primarily insured by the FDIC's Bank Insurance Fund. The FDIC utilizes a risk-based deposit insurance premium schedule to determine the assessment rates for Bank Insurance Fund-insured depository institutions. Each financial institution is assigned to one of three capital groups:

- well capitalized;
- adequately capitalized; or
- undercapitalized.

Each financial institution is further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state regulators and other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The actual assessment rate applicable to a particular institution will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC. The FDIC is presently considering whether to charge deposit insurance premiums based upon management weaknesses and whether the bank's underwriting practices, concentrations of risk, and growth are undisciplined or outside industry norms.

The BIF assessment rates currently range from zero basis points on deposits for a financial institution in the highest category, to 27 basis points on deposits for an institution in the lowest category. In addition, the Deposit Insurance Funds Act of 1996 authorized the FDIC to collect The Financing Corporation ("FICO") deposit assessments on Bank Insurance Fund and Savings Association Insurance Fund-assessable deposits at the same rate. FICO assessments are set quarterly, and in 2001 ranged from 1.84 to 1.96 basis points. The FICO assessment rate for the second quarter of 2002 is 1.72 basis points of assessable deposits. Peoples Bank paid no insurance premiums in 1999 through 2001, and paid FICO assessments of $19,069, $27,352, and $29,842, in each of these years. The FDIC has indicated that it is considering increasing its assessment rates due to reductions in FDIC reserves.

Enforcement Policies and Actions

The FDIC and the Alabama Superintendent monitor compliance with laws and regulations. Violations of laws and regulations, or other unsafe and unsound practices, may result in these agencies imposing fines or penalties of up to $1 million per day, cease and desist orders, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees and others participating in the affairs of a bank or bank holding company.

Fiscal and Monetary Policy

Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank's earnings. Thus, the earnings and growth of Altrust and Peoples Bank will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits.

The monetary policies of the Federal Reserve historically have had a significant effect on the operating results of commercial banks and will continue to do so in the future. The conditions in the national and international economies and money markets, as well as the actions and changes in policy by monetary and fiscal authorities, and their effect on Altrust and Peoples Bank cannot be predicted.

Legislative and Regulatory Changes

On October 26, 2001, new anti-terrorism legislation, the International Money Laundering Abatement and Anti-Terrorism Funding Act of 2001, was enacted into law. This law restricts money laundering by terrorists in the United States and abroad. This Act specifies new "know your customer" requirements that will obligate financial institutions to take actions to verify the identity of the account holders in connection with opening an account at any U.S. financial institution. Banking regulators will consider compliance with the act's money laundering provisions in making decisions regarding approval of acquisitions and mergers. In addition, sanctions for violations of the act can be imposed in an amount equal to twice the sum involved in the violating transaction, up to $1 million.

Legislative and regulatory proposals regarding changes in banking laws, the regulation of banks, thrifts and other financial institutions, as well as bank and bank holding company powers are being considered by the executive branch of the Federal government, Congress and various state governments, including Alabama. The FDIC has proposed comprehensive deposit insurance reform legislation. Other proposals pending in Congress would, among other things, allow banks to pay interest on checking accounts and to establish interstate branches *de novo*. Certain of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. It cannot be predicted whether any of these proposals will be adopted, and, if adopted, how these proposals will affect us.

SHARES ELIGIBLE FOR FUTURE SALE

If all shares offered are sold in this offering, 5,514,872 shares of our common stock will be issued and outstanding. The 645,161 shares offered in this offering will be freely tradable without restriction or further registration unless purchased by our "affiliates." As defined in Rule 144 under the Securities Act, an "affiliate" of the issuer is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with that issuer, and would generally include members of the boards of directors of Altrust and Peoples Bank, executive officers of Altrust and Peoples Bank, and holders of 5% or more of Altrust's common stock.

In general, under Rule 144, any affiliate who purchases shares pursuant to this offering is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of our common stock, which would be equal to approximately 55,148 shares if all of the shares offered by this offering circular are sold in this offering, and the average weekly trading volume in our common stock during the four calendar weeks prior to the proposed sale. Given the low weekly trading volume of our common stock, the maximum number of shares that each affiliate could sell within any three-month period would be 55,148. Sales under Rule 144 are also subject to provisions regarding the manner of sale, notice requirements, and the availability of current public information about us. A shareholder, or a group of shareholders whose shares are aggregated, who has not been an affiliate of Altrust for at least 90 days prior to a proposed sale and who has beneficially owned "restricted securities" for at least two years is entitled to sell such shares under Rule 144 without regard to the value or other limitations described above.

Upon the completion of the offering, there will be outstanding options to purchase approximately 56,400 shares of our common stock under Long-Term Incentive Plan and approximately 170,400 shares of our common stock under our 1995 Stock Option Plan for Outside Directors. Each of the outstanding options under the Long-Term Incentive Plan will become ratably vested after a period of five years from the date of grant and each of the outstanding options under the 1995 Stock Option Plan for Outside Directors will become ratably vested after a period of five years from the date of the grant. For additional information regarding these options, see "Executive Compensation."

No active trading market exists for our common stock, and we have no reason to believe that an active trading market will develop in the foreseeable future. There are no present plans for the common stock to be listed or qualified for trading on any stock exchange or in the Nasdaq over-the-counter market. As a result, no prediction can be made of the effect, if any, that this offering will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of such shares, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of equity securities. See "Risk Factors."

DESCRIPTION OF OUR COMMON STOCK

The following information concerning our common stock summarizes provisions of our articles of incorporation and bylaws and statutes regulating the rights of holders of our common stock. This information is not a complete description of these matters and is qualified in all respects by the actual provisions of our articles of incorporation and bylaws and the corporate laws of the State of Alabama.

Common Stock

General

Our articles of incorporation authorize our board of directors to issue a maximum of 10,000,000 shares of common stock, $0.01 par value. As of the date of this offering circular, approximately 4,869,711 shares of our common stock were issued and outstanding. In addition, a total of approximately 226,800 shares of our common stock are subject to outstanding employee stock options and director stock options.

Voting Rights

The holders of our common stock are entitled to one vote per share, unless otherwise provided by law, and are not entitled to cumulative voting rights in the election of directors. As a result, the holders of more than 50% of the shares of our common stock voting in the election of directors, subject to the voting rights of any preferred shares then outstanding, can elect all of the directors then standing for election, if they choose to do so. In this event, the holders of the remaining less than 50% of the shares voting for the election of directors are not able to elect any person or persons to our board of directors.

The approval of any business combination, including any merger, exchange offer or sale of all or substantially all of our assets, requires the affirmative vote of the holders of two-thirds of our outstanding common stock. Our shareholders may remove directors with or without cause by majority of the votes cast.

Dividend Rights

Subject to any preferences for preferred shares then outstanding, each share of our common stock is entitled to participate equally in dividends as and when declared by the board of directors out of funds legally available. Generally, cash dividends may not render us insolvent. See "Market Information and Dividends."

Preemptive Rights

The holders of our common stock do not have any preemptive or preferential rights to purchase or to subscribe for any additional shares of common stock or any other securities that we may issue.

Redemption and Conversion

There is no provision for redemption or conversion of our common stock.

Liquidation Rights

If we liquidate, dissolve, or wind-up, whether voluntarily or involuntarily, then the holders of our common stock, and the holders of any class or series of stock entitled to participate with our common stock in the distribution of assets, will be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities, or after adequate provision is made, and after distribution to holders of any class of stock having preference over our common stock in the case of liquidation.

Transfer Agent and Registrar

Peoples Bank is the transfer agent and registrar of our common stock.

Preferred Stock

Our articles of incorporation do not currently authorize the board of directors to issue any shares of preferred stock. Any amendment to the articles of incorporation authorizing the issuance of preferred stock will require the prior approval of the holders of a majority of our common stock then issued and outstanding.

LEGAL MATTERS

The legality of the shares of common stock to be issued in this offering has been passed upon by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS

The financial statements included in this offering circular, to the extent and for the periods indicated in their reports, have been audited by Mackle, Splawn, Tindall & McDonald, LLP, independent public accountants, as indicated in their reports with respect to the financial statements. These financial statements and the information derived from the report referenced in them are included in this prospectus in reliance upon the authority of Mackle, Splawn, Tindall & McDonald, LLP as an expert in giving these kinds of reports.

INDEMNIFICATION

The Alabama Business Corporation Act permits, under specified circumstances, the indemnification of officers, directors, employees and agents of a corporation with respect to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, to which an officer, director, employee or agent was or is a party or is threatened to be made a party, by reason of his action in a capacity for, or at the request or, a corporation. To the extent that the officer, director, employee or agent is successful in defending any suit, Alabama law provides that he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the suit.

Our bylaws provide for the indemnification of our directors, officers, employees and agents in accordance with the Alabama Business Corporation Act. Alabama law also provides that, with specified exceptions, these rights will not be deemed exclusive of and shall be in addition to those indemnification rights which may be contained in our articles of incorporation, our bylaws or any resolution or agreement approved by a majority of our shareholders or a majority of disinterested directors. Our bylaws provide that we may purchase and maintain insurance on behalf of our directors, officers, employees and agents, as well as others serving at their request, against any liabilities asserted against these individuals whether or not we would have the power to indemnify these individuals against liability under the Alabama Business Corporation Act. We have purchased and maintain this insurance.

Any indemnification for liabilities arising under the Securities Act of 1933 for our directors, officers and controlling persons is, in the opinion of the SEC, against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Under our bylaws, we are required to indemnify our directors, officers, employees and agents against the obligation to pay expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, if the actions of the party being indemnified met the standards of conduct specified therein. Determination concerning whether or not the applicable standard of conduct has been met shall be made by:

- our board of directors by majority vote of a quorum consisting of disinterested directors;
- independent legal counsel; or
- an affirmative vote of the majority of the shareholders.

No indemnification may be made by or on behalf of a director, officer, employee or agent:

- in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or
- in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in his official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by him.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Altrust pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ALTRUST FINANCIAL SERVICES, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ALTRUST FINANCIAL SERVICES, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999

Mackle
Splawn
Tindall &
McDonald, LLP
Certified Public Accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
of Altrust Financial Services, Inc.
Cullman, Alabama

We have audited the accompanying consolidated balance sheets of Altrust Financial Services, Inc. and Subsidiaries as of December 31, 2001, 2000 and 1999, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Altrust Financial Services, Inc. and Subsidiaries as of December 31, 2001, 2000 and 1999, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Mackle, Splawn, Tindall & McDonald, LLP

January 24, 2002, except for Note 23 as to which the date is June 3, 2002

Reply To: P.O. Box 55765 • Birmingham, AL 35255
2100 16th Avenue, So. • Ash Place, Suite 300 • Birmingham, AL 35205 • (205) 933-7822 • Fax (205) 933-7944

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	DECEMBER 31, 2001	DECEMBER 31, 2000	DECEMBER 31, 1999	JUNE 30, 2002 (UNAUDITED)
Cash and due from banks	$ 7,870,453	$ 7,854,762	$ 7,849,335	$ 14,628,363
Federal funds sold	16,493,476	1,474,856	2,063,370	24,674,608
Total cash and cash equivalents	24,363,929	9,329,618	9,912,705	39,302,971
Securities available for sale	19,295,085	19,906,303	12,845,813	36,908,123
Securities held to maturity, fair value of $371,154 in 2000 and $5,494,385 in 1999	0	371,186	5,472,559	0
Loans	147,128,146	153,456,942	142,144,552	194,418,211
Less: Unearned income	9,167	52,146	129,327	2,451
Allowance for loan losses	1,739,361	1,324,087	1,205,972	2,430,235
Net loans	145,379,618	152,080,709	140,809,253	191,985,525
Premises and equipment, net	6,609,223	6,003,444	4,733,192	10,656,388
Accrued interest and dividends	1,865,924	1,903,180	1,681,371	2,214,686
Other real estate	1,436,777	655,138	480,004	1,315,187
Intangibles, net	1,400,750	1,541,263	1,681,776	6,235,565
Other assets	1,468,204	1,252,302	1,529,190	1,268,260
TOTAL ASSETS	$ 201,819,510	$ 193,043,143	$ 179,145,863	$ 289,886,705

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

	DECEMBER 31, 2001	DECEMBER 31, 2000	DECEMBER 31, 1999	JUNE 30, 2002 (UNAUDITED)
Liabilities				
Deposits:				
Noninterest-bearing	$ 28,515,671	$ 23,661,079	$ 23,810,900	$ 43,616,566
Interest-bearing	143,955,751	131,306,597	105,514,643	202,502,100
Total deposits	172,471,422	154,967,676	129,325,543	246,118,666
Capitalized lease obligation	0	0	0	2,561,421
Borrowed funds	0	9,300,000	24,500,000	0
Company guaranteed debt of ESOP	3,741,733	4,855,331	5,049,438	3,596,000
Other short-term borrowings	138,757	398,461	415,900	423,457
Securities sold under agreement to repurchase	0	0	0	3,331,985
Accrued interest	601,233	875,497	547,819	761,787
Other liabilities	1,708,494	1,779,255	1,664,290	1,494,090
Total liabilities	178,661,639	172,176,220	161,502,990	258,287,406
Shareholders' equity				
Common stock, par value $.01 per share, 10,000,000 shares authorized, 3,965,764, 3,964,964 and 1,979,482 shares issued as of December 31, 2001, 2000 and 1999 (4,863,311 (unaudited) as of June 30, 2002)	39,658	39,650	19,795	48,633
Capital surplus	4,885,111	4,877,119	4,836,974	11,715,724
Retained earnings	21,868,300	20,816,065	18,172,740	23,236,462
Accumulated comprehensive income (loss)	106,535	(10,580)	(337,198)	194,480
Total	26,899,604	25,722,254	22,692,311	35,195,299
Less unearned compensation related to ESOP debt	3,741,733	4,855,331	5,049,438	3,596,000
Total shareholders' equity	23,157,871	20,866,923	17,642,873	31,599,299
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 201,819,510	$ 193,043,143	$ 179,145,863	$ 289,886,705

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	YEARS ENDED DECEMBER 31,			SIX MONTHS ENDED JUNE 30,	
	2001	2000	1999	2002 (UNAUDITED)	2001 (UNAUDITED)
Interest income					
Interest and fees on loans	$ 14,831,529	$ 14,057,221	$ 12,516,184	$ 6,679,206	$ 7,498,333
Interest and dividends on investment securities:					
Taxable securities	989,874	991,271	801,336	294,304	560,339
Securities exempt from federal income taxes	85,001	142,539	183,705	36,135	50,720
Interest on federal funds sold	321,773	199,933	229,229	195,935	153,826
Total interest income	16,228,177	15,390,964	13,730,454	7,205,580	8,263,218
Interest expense					
Interest on deposits	6,178,775	5,482,391	4,633,485	2,066,661	3,366,711
Interest on borrowed funds	463,955	1,440,359	946,674	98,418	314,702
Total interest expense	6,642,730	6,922,750	5,580,159	2,165,079	3,681,413
Net interest income	9,585,447	8,468,214	8,150,295	5,040,501	4,581,805
Provision for loan losses	740,336	352,762	295,743	877,358	406,760
Net interest income after provision for loan losses	8,845,111	8,115,452	7,854,552	4,163,143	4,175,045
Noninterest income					
Service charges on deposits	2,286,809	1,914,218	1,773,840	1,356,938	1,061,537
Insurance commissions	260,834	253,583	336,255	83,848	134,781
Mortgage fee income	0	3,553	53,349	0	0
Investment securities gains	56,482	0	0	35,616	50,731
Other operating income	350,180	374,604	375,744	198,536	252,265
Total noninterest income	2,954,305	2,545,958	2,539,188	1,674,938	1,499,314
Noninterest expenses					
Salaries and employee benefits	3,518,678	3,542,944	2,889,793	1,774,223	1,740,069
Occupancy and equipment expense	1,062,882	828,038	672,206	512,363	475,194
Other operating expenses	2,538,006	2,028,152	2,016,884	1,431,178	1,185,836
Total noninterest expenses	7,119,566	6,399,134	5,578,883	3,717,764	3,401,099
Income before income taxes	4,679,850	4,262,276	4,814,857	2,120,317	2,273,260
Provision for income taxes	1,644,733	1,618,951	1,668,895	752,155	799,416
NET INCOME	$ 3,035,117	$ 2,643,325	$ 3,145,962	$ 1,368,162	$ 1,473,844
(Restated 1999 for stock split)					
Average shares outstanding - basic	3,965,694	3,959,866	3,945,526	4,322,313	3,965,480
Average shares outstanding - diluted	4,206,834	4,173,908	4,129,530	4,564,777	4,187,431
Net income per share - basic	$ 0.77	$ 0.67	$ 0.80	$ 0.32	$ 0.38
Net income per share - diluted	$ 0.72	$ 0.63	$ 0.77	$ 0.30	$ 0.35
Dividends declared per share	$ 0.50	$ 0.00	$ 0.00	$ 0.00	$ 0.50

See notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	YEARS ENDED DECEMBER 31,			SIX MONTHS ENDED JUNE 30,	
	2001	2000	1999	2002 (UNAUDITED)	2001 (UNAUDITED)
Net income	$ 3,035,117	$ 2,643,325	$ 3,145,962	$ 1,368,162	$ 1,473,844
Other comprehensive income, net of tax:					
Current year holding gains (losses)	151,004	326,618	(363,663)	109,315	26,381
Reclassification adjustment (gains included in net income, net of tax)	(33,889)	0	0	(21,370)	(30,439)
Effect of comprehensive income	117,115	326,618	(363,663)	87,945	(4,058)
COMPREHENSIVE INCOME	$ 3,152,232	$ 2,969,943	$ 2,782,299	$ 1,456,107	$ 1,469,786

See notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Comprehensive Income (loss)	Unearned Compensation Re: ESOP Debt	Total
Balance, December 31, 1998	$ 19,295	$ 4,049,974	$ 15,026,778	$ 26,465	$ 0	$ 19,122,512
Issuance of 50,000 shares to ESOP	500	787,000	0	0	0	787,500
Net change in unrealized (losses) on securities	0	0	0	(363,663)	0	(363,663)
Net income - 1999	0	0	3,145,962	0	0	3,145,962
Debt obligation of ESOP	0	0	0	0	(5,212,856)	(5,212,856)
Reduction of ESOP debt	0	0	0	0	163,418	163,418
Balance, December 31, 1999	19,795	4,836,974	18,172,740	(337,198)	(5,049,438)	17,642,873
Stock split (2 for 1)	19,795	(19,795)	0	0	0	0
Issuance of 6,000 shares upon exercise of options	60	59,940	0	0	0	60,000
Net change in unrealized gains on securities	0	0	0	326,618	0	326,618
Net income - 2000	0	0	2,643,325	0	0	2,643,325
Reduction of ESOP debt	0	0	0	0	194,107	194,107
Balance, December 31, 2000	39,650	4,877,119	20,816,065	(10,580)	(4,855,331)	20,866,923
Issuance of 800 shares upon exercise of options	8	7,992	0	0	0	8,000
Dividends declared	0	0	(1,982,882)	0	0	(1,982,882)
Net change in unrealized gains on securities	0	0	0	117,115	0	117,115
Net income - 2001	0	0	3,035,117	0	0	3,035,117
Reduction of ESOP debt	0	0	0	0	1,113,598	1,113,598
Balance, December 31, 2001	39,658	4,885,111	21,868,300	106,535	(3,741,733)	23,157,871
(Unaudited): Issuance of 8,000 shares upon exercise of options	80	71,520	0	0	0	71,600
Sale of 889,547 shares (refer to Note 23)	8,895	6,759,093	0	0	0	6,767,988
Net change in unrealized gains on securities	0	0	0	87,945	0	87,945
Net income	0	0	1,368,162	0	0	1,368,162
Reduction of ESOP debt	0	0	0	0	145,733	145,733
Balance, June 30, 2002 (unaudited)	$ 48,633	$ 11,715,724	$ 23,236,462	$ 194,480	$ (3,596,000)	$ 31,599,299

See notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,			SIX MONTHS ENDED JUNE 30,	
	2001	2000	1999	2002 (UNAUDITED)	2001 (UNAUDITED)
Cash flows from operating activities					
Net income	$ 3,035,117	$ 2,643,325	$ 3,145,962	$ 1,368,162	$ 1,473,844
Adjustments to reconcile net income to net cash provided by operating activities					
Provision for loan losses	740,336	352,762	295,743	877,358	406,760
Write down of other real estate	209,748	56,000	66,712	37,923	82,508
Depreciation, amortization and accretion, net	519,374	288,177	218,884	335,537	187,326
Deferred tax provision	(84,000)	(13,000)	(103,000)	(222,000)	(62,000)
(Gain) loss on sale of securities	(56,482)	0	0	(35,616)	(50,731)
(Gain) loss on disposition of other real estate	8,776	9,075	17,070	8,923	(3,657)
(Gain) loss on disposition of fixed assets	0	12,289	0	(8,742)	0
(Increase) decrease in accrued interest and dividends receivable	37,256	(221,809)	(105,399)	12,287	(266,065)
Increase (decrease) in accrued interest payable	(274,264)	327,678	42,319	(176,037)	106
Other, net	(276,290)	224,982	634,374	222,294	(152,759)
Net cash provided by operating activities	3,859,571	3,679,479	4,212,665	2,420,089	1,615,332
Cash flows from investing activities					
Net cash received in acquisition of branches	0	0	0	14,348,611	0
Proceeds from sales of investment securities available for sale	3,896,438	532,500	0	2,097,392	1,754,251
Proceeds from maturities and calls of investment securities available for sale	22,466,973	30,155,501	19,913,718	6,627,283	20,382,694
Purchases of investment securities available for sale	(25,491,547)	(37,012,657)	(18,507,128)	(26,185,967)	(23,151,499)
Proceeds from maturities of investment securities held to maturity	370,000	5,100,000	765,000	0	240,000
Purchases of investment securities held to maturity	0	0	(5,000,387)	0	0
Net (increase) decrease in loans	4,473,620	(12,204,239)	(11,661,040)	10,954,203	(958,293)
Purchases of premises and equipment	(992,426)	(1,625,302)	(1,040,344)	(616,808)	(504,110)
Proceeds from disposition of other real estate	486,972	339,812	547,178	430,454	198,124
Net proceeds from disposition of fixed assets	0	5,000	0	11,980	0
Net cash provided by (used in) investing activities	$ 5,210,030	$ (14,709,385)	$ (14,983,003)	$ 7,667,148	$ (2,038,833)

See notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	YEARS ENDED DECEMBER 31,			SIX MONTHS ENDED JUNE 30,	
	2001	2000	1999	2002 (UNAUDITED)	2001 (UNAUDITED)
Cash flows from financing activities					
Net increase (decrease) in non-interest bearing deposits	$ 4,854,592	$ (149,821)	$ 548,322	$ 5,874,697	$ 3,492,071
Net increase (decrease) in interest bearing deposits	12,649,154	25,791,954	(7,095,724)	(11,445,666)	14,124,791
Net increase (decrease) in brokered deposits	(2,000,000)	2,000,000	0	0	0
Net increase (decrease) in short-term borrowings	(259,704)	(17,439)	330,939	284,700	32,413
Borrowed funds increase (decrease)	(7,300,000)	(17,200,000)	16,500,000	3,331,985	(7,300,000)
Dividends paid	(1,982,882)	0	0	0	(1,982,882)
Proceeds from sale of stock	3,550	22,125	787,500	6,932,089	3,550
Costs related to sale of stock	0	0	0	(126,000)	0
Net cash provided by financing activities	5,964,710	10,446,819	11,071,037	4,851,805	8,369,943
Net increase (decrease) in cash and cash equivalents	15,034,311	(583,087)	300,699	14,939,042	7,946,442
Cash and cash equivalents, beginning	9,329,618	9,912,705	9,612,006	24,363,929	9,329,618
CASH AND CASH EQUIVALENTS, ENDING	$ 24,363,929	$ 9,329,618	$ 9,912,705	$ 39,302,971	$ 17,276,060
Supplemental disclosures					
Cash paid for interest	$ 6,916,994	$ 6,595,072	$ 5,537,840	$ 2,004,525	$ 3,681,307
Cash paid for income taxes	$ 1,735,256	$ 1,688,893	$ 1,773,091	$ 990,354	$ 858,098
Loans transferred to foreclosed real estate	$ 1,487,135	$ 580,021	$ 639,441	$ 355,709	$ 433,030
Net increase in unrealized gain (loss) on securities available for sale	$ 195,192	$ 544,363	$ (606,105)	$ 146,575	$ (6,417)
Exercise of stock options - reduced deferred compensation and increased common stock and capital surplus	$ 4,450	$ 37,875	$ 0	$ 33,500	$ 4,450
Land and building acquired under capitalized lease	$ 0	$ 0	$ 0	$ 2,560,402	$ 0
Acquisition of branches:					
Deposits and other liabilities assumed	$ 0	$ 0	$ 0	$ 79,554,804	$ 0
Fixed assets	0	0	0	(1,080,565)	0
Loans	0	0	0	(58,793,177)	0
Accrued interest receivable	0	0	0	(361,049)	0
Intangibles and other assets	0	0	0	(4,971,402)	0
Cash received in acquisition	$ 0	$ 0	$ 0	$ 14,348,611	$ 0

See notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of Altrust Financial Services, Inc. (the Company) and its wholly owned subsidiary, Peoples Bank of North Alabama (and its wholly owned subsidiaries, Southern Insurance of Cullman, Inc. and Altrust Billing Services, Inc.) collectively (the Bank). All significant intercompany balances and transactions have been eliminated.

Nature of operations

The Company is a bank holding company headquartered in Cullman, Alabama, which owns a bank operating in several branch offices located in central and north Alabama. The Bank is engaged in a full range of banking services. See Note 20 for further discussion of the Bank's subsidiaries' business operations.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of foreclosed real estate. In connection with the determination of the estimated losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans and foreclosed real estate may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Investment securities

Trading Securities: Securities that are held for short-term resale are classified as trading account securities and recorded at their fair values. Realized and unrealized gains and losses on trading account securities are included in other income.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting policies (continued)

Investment securities (continued)

Securities Held to Maturity: Government, Federal agency, state, county and municipal and corporate debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity. Mortgage-backed securities represent participating interest in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using methods approximating the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Securities Available for Sale: Securities available for sale consist of investment securities not classified as trading securities nor as held to maturity securities. Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of shareholders' equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

Declines in the fair value of individual held to maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

The Company and its subsidiaries have no trading securities.

Loans

Loans are stated at unpaid principal balances, less the allowance for loan losses and unearned discounts.

Unearned discounts on a few installment loans are recognized as income over the term of the loans using a method that approximates the interest method. Interest on all other loans is recognized as income based upon the applicable rate applied to the daily outstanding principal balance of the loans.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Summary of significant accounting policies (continued)**

Loans (continued)

Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other impaired loans is recognized only to the extent of interest payments received.

The allowance for loan losses is maintained at a level which, in management's judgement, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of the estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the useful lives of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. The carrying values of assets traded in are used to adjust the carrying values of the new assets acquired by trade. Assets which are disposed of are removed from the accounts and the resulting gains or losses are recorded in operations.

Depreciation is provided generally by accelerated and straight-line methods based on the estimated useful lives of the respective assets.

Foreclosed real estate

Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. In-substance foreclosed properties are those properties for which the institution has taken physical possession, regardless of whether formal foreclosure proceedings have taken place.

At the time of foreclosure, foreclosed real estate is recorded at the lower of the carrying amount or fair value less cost to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in income (loss) on foreclosed real estate.

1. Summary of significant accounting policies (continued)

Income taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, estimated losses on foreclosed real estate, accumulated depreciation, and accrued employee benefits for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company and its subsidiaries file a consolidated federal income tax return. The subsidiaries provide for income taxes on a separate return basis, and remit to the Company amounts determined to be currently payable.

Earnings per common share

Earnings per common share are calculated on the basis of the weighted average number of common shares outstanding and shares under option treated as common stock equivalents. The dilutive effect of the Company's common stock equivalents (shares under option) was insignificant.

Employee stock ownership plan

The Company and its subsidiaries have an Employee Stock Ownership Plan (ESOP) which covers substantially all employees. Contributions to the ESOP are determined by the Board of Directors.

Stock-based compensation

Financial Accounting Standards Board (FASB) Statement No. 123, *Accounting for Stock-Based Compensation* (FAS 123), requires either the (i) fair value of stock-based compensation plans be recorded as a component of compensation expense in the statement of income as of the date of the grant of awards related to such plans, or (ii) impact of such fair value on net income and earnings per share be disclosed on a pro forma basis in a footnote to financial statements for awards granted after December 15, 1994, if the accounting for such awards continues to be in accordance with Accounting Principles Board Opinion No. 25 *Accounting for Stock Issued to Employees*, (APB25). The Company will continue such accounting under the provisions of APB25. The pro forma effect in 2001, 2000 and 1999 was considered to be nominal, and accordingly, additional information is not considered material.

1. Summary of significant accounting policies (continued)

Stock-based compensation (continued)

Deferred compensation is recognized each year in an amount equal to the estimated increase in fair value of the underlying options. Since the Company's stock is not publicly traded, management's best estimate of fair value is used in the calculation of deferred compensation. Factors such as recent trades, earnings performance of the Company, ESOP valuations, total shareholders' equity and other measurement criteria are utilized in management's estimate of fair value.

Off-balance sheet financial instruments

In the ordinary course of business the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial lines of credit and standby letters of credit.

Such financial instruments are recorded in the financial statements when they become payable.

The Bank has available as a source of short-term financing the purchase of federal funds from various commercial banks in the amount of $12,000,000. The Bank also has available a line of credit from the Federal Home Loan Bank of Atlanta. (Refer to Note 8).

Cash flow information

The Company considers all cash and amounts due from depository institutions and federal funds sold to be cash equivalents for purposes of the statements of cash flows.

Debt cancellation contracts

The Bank issues debt cancellation contracts on certain loans of its customers. The contracts represent an agreement by the Bank to cancel the debt of the borrower upon said borrowers death. Contracts may not be written on loans in excess of $20,000 per borrower. The Bank charges fees equivalent to that authorized by the state banking authorities, and sets aside 100% of all fees as a reserve for potential claims. At various intervals the reserve is analyzed by management for adequacy with adjustments for estimated earned portions recorded into income. The reserve for debt cancellation contracts, including amounts estimated as unearned, was $169,634, $183,795 and $173,649 at December 31, 2001, 2000 and 1999, respectively. The reserve at June 30, 2002 (unaudited) was $148,854.

1. Summary of significant accounting policies (continued)

Fair value of financial instruments

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosures of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instrument disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and cash equivalents: The carrying amounts reported in the consolidated statements of financial condition for cash and cash equivalents approximate those assets' fair values.

Investment securities (including trading account securities): Fair values for investment securities are based on quoted market prices, where available. If a quoted market price is not available, fair value is based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair value is based on carrying amounts. The fair value of other loans (for example, fixed rates commercial real estate and rental property mortgage loans and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgements regarding future expected loss experience and risk characteristics. Fair value for impaired loans is estimated using discounted cash flow analysis, or underlying collateral values, where applicable.

Accrued interest and dividends receivable: The carrying amount of accrued interest and dividends receivable approximates its fair value.

1. Summary of significant accounting policies (continued)

Fair value of financial instruments (continued)

Deposits: The fair value disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Accrued interest payable: The carrying amount of accrued interest payable approximates its fair value.

Federal funds purchased, short-term borrowings and notes payable: The carrying amounts of federal funds purchased, short-term borrowings and notes payable approximate their fair values.

Long-term debt: For long-term debt, which bears interest at a current rate, the carrying amount is a reasonable estimate of fair value.

Loan commitments: Commitments to extend credit were evaluated and fair values were estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

Comprehensive income

The Company has implemented the provisions of Financial Accounting Statement No. 130, *Reporting Comprehensive Income*, by including a separate income statement. Comprehensive income includes net income plus all other components (revenues, expenses, gains and losses) that are included in comprehensive income, but not in net income in accordance with generally accepted accounting principles. The primary component of comprehensive income is the unrealized gains or losses (net of tax) on available-for-sale securities.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2001, 2000 and 1999 was $51,919, $23,675 and $22,671, respectively. Advertising expense for the six months ended June 30, 2002 and 2001 (unaudited) was $8,079 and $22,800, respectively.

1. Summary of significant accounting policies (continued)

Segment Reporting

The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This accounting standard revises the definition of reportable 'segments' and the presentation of related disclosures. The standard focuses on the identification of reportable segments on the basis of discrete business units and their financial information to the extent such units are reviewed by an entity's "chief decision maker" (which can be an individual or group of management persons). The Statement permits aggregation or combination of segments that have similar characteristics. In the Company's operations, each branch is viewed by management as being a separately identifiable business or segment from the perspective of monitoring performance and allocation of financial resources. Although the branches operate independently and are managed and monitored separately, each is substantially similar in terms of business focus, type of customers, products and services. Accordingly, the Company's consolidated financial statements reflect the presentation of segment information on an aggregated basis in one reportable segment.

Derivative instruments and hedging activities

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative and Hedging Activities," as amended ("SFAS 133"). This statement establishes a new model for accounting for derivatives and hedging activities. Under SFAS 133, all derivatives must be recognized as assets and liabilities and measured at fair value. The Company currently does not have any derivative instruments that require fair value measurement under SFAS 133 and, accordingly, the effect of the adoption did not have a material impact on its results of operations or financial position.

Recent accounting pronouncements

Statement of Financial Accounting Standards ("SFAS") 141 - Business Combinations

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, which changes the accounting for business combinations under APB Opinion 16 - *Business Combinations* ("APB 16"). This Statement requires that all business combinations be accounted for under the purchase method. Also, intangible assets that meet certain criteria must be recognized as assets apart from goodwill. Finally, it requires disclosures in addition to the disclosure requirements of APB 16. The provisions of this Statement apply to all business combinations initiated after June 30, 2001, as well as purchase method business combinations completed after June 30, 2001. All business combinations completed by the Company after June 30, 2001 will be accounted for under the purchase method.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Summary of significant accounting policies (continued)**

SFAS 142 - Goodwill and other intangible assets

In June 2001, the FASB issued SFAS 142, which requires that an identifiable intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) is to be initially recognized and measured based on its fair value. An identifiable intangible asset with a finite useful life is amortized over its estimated useful life. An intangible asset with an indefinite useful life is not amortized, but is tested for impairment under the provisions of SFAS 121, *Accounting for the Impairment Of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* (which has been superceded by SFAS 144 as discussed below). Goodwill recognized in business combinations is not amortized, but is tested for impairment under the provisions of SFAS 142 at a level of reporting referred to as a reporting unit. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform a second step of the impairment test. In the second step, if the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Goodwill of a reporting unit is tested for impairment on an annual basis and between annual tests in certain circumstances.

For purchase business combinations that are consummated after June 30, 2001, goodwill and identifiable intangibles will be recorded in accordance with SFAS 142, which requires no amortization of goodwill and separately identifiable intangible assets with indefinite lives. The intangible assets in existence prior to June 30, 2001 are related to the depositor and customer relationships derived from previous branch acquisitions. These core deposit intangibles are being amortized over an estimated useful life of fifteen (15) years.

Upon adoption of SFAS 142, the Company had unamortized core deposit intangibles of approximately $1,400,750. Amortization amounted to $140,513 for each year in 2001, 2000, and 1999. In connection with the acquisition of six Marshall County branches (refer to Note 23), the company paid a premium of $4,932,474 for the core deposit liabilities. As of June 30, 2002, the Company had total unamortized core deposit intangibles of $6,235,565 (unaudited). Amortization of all core deposit intangibles amounted to $97,659 (unaudited) and $70,256 (unaudited) for the six month periods ended June 30, 2002 and 2001, respectively. Management has determined that no impairment is to be recognized under SFAS 142 as of June 30, 2002. See Note 21 for a further discussion of core deposit intangibles.

1. **Summary of significant accounting policies (continued)**

SFAS 143 - Accounting for asset retirement obligations

In June 2001, the FASB issued SFAS 143, which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. This Statement is effective for fiscal years beginning after June 15, 2002. Management does not expect this Statement to have a material impact on the Consolidated Financial Statements.

SFAS 144 -Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS 144, which replaces SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*. The primary objectives of this Statement are to develop one accounting model, based upon the framework established in SFAS 121, for long-lived assets to be disposed of by sale and to address significant implementation issues. This Statement requires that long-lived assets being disposed of be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. Management does not expect this Statement to have a material impact on the Consolidated Financial Statements.

Unaudited interim financial information

The interim financial statements of the Company as of June 30, 2002 and for the six month periods ended June 30, 2001 and 2002, included herein, have been prepared by the Company, without audit, pursuant to the rules and regulations of the SEC. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position as of June 30, 2002, and the results of the Company's operations and its cash flows for the six month periods ended June 30, 2001 and 2002. The accompanying unaudited interim financial statements are not necessarily indicative of full year results.

2. **Restrictions on cash and due from bank accounts**

The Bank is required by regulatory authorities to maintain average reserve balances either in vault cash or on deposit with the Federal Reserve. The Bank monitors the reserve requirements on a daily basis and submits weekly reports to the regulatory authorities.

3. Investment securities

The carrying amounts of investment securities as shown in the consolidated statements of financial condition of the Company and their approximate fair values at December 31, 2001, 2000, 1999 and June 30, 2002 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale				
December 31, 2001:				
U.S. Government and agency securities	$ 5,730,119	$ 88,144	$ 34,558	$ 5,783,705
Mortgage-backed securities	10,875,170	114,333	0	10,989,503
State and municipal securities	1,488,834	13,288	3,649	1,498,473
Equity securities	1,023,404	0	0	1,023,404
Totals	$ 19,117,527	$ 215,765	$ 38,207	$ 19,295,085
December 31, 2000:				
U.S. Government and agency securities	$ 15,980,808	$ 83,433	$ 111,959	$ 15,952,282
Mortgage-backed securities	655,003	20	1,400	653,623
State and municipal securities	2,353,795	24,383	13,172	2,365,006
Equity securities	935,392	0	0	935,392
Totals	$ 19,924,998	$ 107,836	$ 126,531	$ 19,906,303
December 31, 1999:				
U.S. Government and agency securities	$ 8,084,057	$ 2,439	$ 532,338	$ 7,554,158
Mortgage-backed securities	912,078	41	8,787	903,332
State and municipal securities	3,066,282	18,653	42,004	3,042,931
Equity securities	1,345,392	0	0	1,345,392
Totals	$ 13,407,809	$ 21,133	$ 583,129	$ 12,845,813
June 30, 2002 (unaudited):				
U.S. Government and agency securities	$ 25,336,380	$ 136,618	$ 10,146	$ 25,462,852
Mortgage-backed securities	8,273,792	178,111	0	8,451,903
State and municipal securities	1,950,426	26,182	6,632	1,969,976
Equity securities	1,023,392	0	0	1,023,392
Totals	$ 36,583,990	$ 340,911	$ 16,778	$ 36,908,123
Securities held to maturity				
December 31, 2000:				
State and municipal securities	$ 371,186	$ 0	$ 32	$ 371,154

3. Investment securities (continued)

Securities held to maturity

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 1999:				
State and municipal securities	$ 472,559	$ 0	$ 3,319	$ 469,240
Government agency securities	5,000,000	25,145	0	5,025,145
Totals	$ 5,472,559	$ 25,145	$ 3,319	$ 5,494,385

The contractual maturities of securities at December 31, 2001 and June 30, 2002 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2001		June 30, 2002	
	Amortized Cost	Fair Value	Amortized Cost (Unaudited)	Fair Value (Unaudited)
Due in one year or less	$ 200,081	$ 203,385	$ 17,771,734	$ 17,764,954
Due after one year through five years	2,941,487	2,989,604	7,045,288	7,084,235
Due after five years through ten years	3,952,977	3,968,120	1,816,282	1,938,758
Due after ten years	10,999,578	11,110,572	8,927,294	9,096,784
Equity securities	1,023,404	1,023,404	1,023,392	1,023,392
Totals	$ 19,117,527	$ 19,295,085	$ 36,583,990	$ 36,908,123

Mortgage-backed securities have been included in the maturity tables based upon the contractual maturity date of each security.

Equity securities include a restricted investment in Federal Home Loan Bank stock which must be maintained to secure the available lines of credit. The amount of investment in this stock was $815,000 (unaudited) at June 30, 2002 and $815,000, $815,000 and $1,225,000 at December 31, 2001, 2000 and 1999, respectively. Equity securities also include an investment in Bankers Bank stock of $208,392 (unaudited) at June 30, 2002 and $208,404, $120,392 and $120,392 at December 31, 2001, 2000 and 1999, respectively.

Sales of securities available for sale during 2001 and 2000 were $3,896,438 and $532,500 and resulted in gross realized gains of $56,482 and $0, respectively. Proceeds on sales (unaudited) of securities available for sale during the six months ended June 30, 2002 and 2001 were $2,097,392 and $1,754,245 and resulted in gross realized gains of $34,403 and $50,731, respectively.

3. Investment securities (continued)

Investment securities pledged to secure public funds on deposit and for other purposes as required by law was approximately $30,167,000 (unaudited) at June 30, 2002 and $15,424,000, $9,131,000 and $12,093,000 at December 31, 2001, 2000 and 1999, respectively.

4. Loans

The Bank grants loans to customers primarily in Cullman, Jefferson and Morgan Counties of North Central Alabama. Following the acquisition of the Marshall County branches (refer to Note 23) the Bank also grants loans to customers in Marshall County, Alabama.

The major classifications of loans are summarized as follows:

	December 31, 2001	December 31, 2000	December 31, 1999	June 30, 2002 (unaudited)
Commercial, financial and agricultural	$ 17,907,183	$ 16,107,750	$ 11,282,113	$ 26,396,225
Real estate - construction	3,105,726	4,791,016	3,923,969	3,958,000
Real estate - mortgage	104,457,402	108,517,332	102,470,743	127,576,156
Consumer	21,657,835	24,040,844	24,467,727	36,487,830
	147,128,146	153,456,942	142,144,552	194,418,211
Unearned income	9,167	52,146	129,327	2,451
Allowance for loan losses	1,739,361	1,324,087	1,205,972	2,430,235
Net loans	$ 145,379,618	$ 152,080,709	$ 140,809,253	$ 191,985,525

The maturity schedule by fixed and variable rate loans as of December 31, 2001, is as follows:

	Fixed Rate	Variable Rate	Total
Maturity			
Three months or less	$ 21,035,637	$ 1,768,225	$ 22,803,862
Four months through twelve months	29,086,398	2,976,939	32,063,337
One year through five years	67,984,957	0	67,984,957
Over five years	24,275,990	0	24,275,990
Totals	$ 142,382,982	$ 4,745,164	$ 147,128,146

4. Loans (continued)

Certain directors, executive officers and principal shareholders including their immediate families and associates were loan customers of the Bank during 2001, 2000 and 1999. Such loans are made in the ordinary course of business at normal credit terms, including interest rates and collateral and do not represent more than a normal risk of collection. Total loans to these persons or guaranteed by these persons at December 31, 2001, 2000 and 1999, respectively amounted to $7,189,489, $9,254,873 and $5,346,336, and was $8,364,122 (unaudited) as of June 30, 2002. The accrued interest receivable on these loans was $292,804 (unaudited) as of June 30, 2002 and $236,645, $206,060 and $103,003 as of December 31, 2001, 2000 and 1999, respectively.

Loans on which the accrual of interest had been discontinued or reduced amounted to $1,080,053 at June 30, 2002 (unaudited) and $82,285, $181,500 and $137,500 at December 31, 2001, 2000 and 1999, respectively. For the years ended December 31, 2001, 2000 and 1999, the difference between gross interest income that would have been recorded in such period if non-accruing loans had been current in accordance with their original terms and the amount of interest income on those loans that was included in such period's net income was approximately $14,682, $22,438 and $6,490,

Generally, the Company evaluates loans for impairment when a loan is internally risk rated and included on the Company's internal "watch list". There are many loans which appear on the watch list because of documentation deficiencies and the Company expects to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Even though these loans are regularly monitored and efforts made to cure any documentation deficiencies, these loans are still evaluated for impairment. Impairment with regard to substantially all of the Company's impaired loans has been measured based on the fair value of the underlying collateral. Management had recognized that loans having a carrying value of approximately $13,373,000 at June 30, 2002 (unaudited) and approximately $7,790,000 at December 31, 2001, may be partially impaired. The specific allowance for loan losses related to these loans was $1,850,485 and $1,180,749, respectively. The average investment in these loans was approximately $8,721, 000 and $6,190,000 for the six months ended June 30, 2002, and the year ended December 31, 2001, respectively.

5. Allowance for loan losses

Changes in the allowance for loan losses

	Years ended December 31,			Six months ended June 30,	
	2001	2000	1999	2002 (Unaudited)	2001 (Unaudited)
Balance at beginning of period	$ 1,324,087	$ 1,205,972	$ 1,100,021	$ 1,739,361	$ 1,324,087
Charge-offs	(433,007)	(284,258)	(264,063)	(253,334)	(214,701)
Recoveries	107,945	49,611	74,271	66,850	18,339
Net (charge-offs) recoveries	(325,062)	(234,647)	(189,792)	(186,484)	(196,362)
Provision for loan losses	740,336	352,762	295,743	877,358	406,760
Balance at end of period	$ 1,739,361	$ 1,324,087	$ 1,205,972	$ 2,430,235	$ 1,534,485

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Premises and equipment

Premises and equipment are as follows:

	December 31, 2001	December 31, 2000	December 31, 1999	June 30, 2002 (unaudited)
Land	$ 2,938,107	$ 2,571,421	$ 1,915,270	$ 3,939,248
Buildings	3,273,821	2,799,248	2,622,293	5,096,596
Furniture and equipment	3,000,701	2,677,715	2,368,035	3,976,039
Automobiles	119,267	131,933	87,168	118,557
Leasehold improvements	191,734	183,687	33,099	367,491
Construction in process	16,367	219,252	810	271,986
	9,539,997	8,583,256	7,026,675	13,769,917
Less allowance for depreciation	2,930,774	2,579,812	2,293,483	3,113,529
Totals	$ 6,609,223	$ 6,003,444	$ 4,733,192	$ 10,656,388

The above schedule includes land and building covered by a capitalized lease obligation in connection with the acquisition of the Marshall County branches (refer to Notes 17 and 23).

The provisions for depreciation charged to occupancy and equipment expense for the years ended December 31, 2001, 2000 and 1999 were $386,647, $337,761 and $270,589, respectively. The provisions for depreciation for the six month periods ended June 30, 2002 and 2001 (unaudited) were $207,372 and $174,713, respectively.

7. Deposits

The major classifications of deposits were as follows:

	December 31, 2001	December 31, 2000	December 31, 1999	June 30, 2002 (unaudited)
Noninterest-bearing demand	$ 28,515,671	$ 23,661,079	$ 23,810,900	$ 43,616,566
Interest bearing checking	45,821,044	38,076,407	34,087,994	62,435,226
Savings	11,102,060	9,321,736	11,820,254	19,717,169
Time	59,968,788	58,232,369	47,444,672	84,902,371
State time deposit	0	4,000,000	0	0
Certificates of deposit of $100,000 or more	27,063,859	21,676,085	12,161,723	35,447,334
Totals	$ 172,471,422	$ 154,967,676	$ 129,325,543	$ 246,118,666

The maturities of time certificates of deposit and other time deposits issued by the Bank at December 31, 2001 are as follows:

	$100,000 or more	Less than $100,000	Total
Three months or less	$ 9,309,166	$ 18,679,549	$ 27,988,715
Over three through twelve months	13,970,828	32,826,534	46,797,362
Over one year through three years	3,265,644	5,682,522	8,948,166
Over three years	518,221	2,780,183	3,298,404
Totals	$ 27,063,859	$ 59,968,788	$ 87,032,647

8. **Borrowed funds**

As of December 31, 2000 and 1999, the Bank had borrowed funds on a fixed rate credit basis in the amount of $4,000,000 from the Federal Home Loan Bank. This loan bore interest at 6.46% and matured August 13, 2001. As of December 31, 2000 and 1999, the Bank had also borrowed $3,300,000 and $20,500,000, respectively on a daily rate credit basis from Federal Home Loan Bank. The Bank had pledged its loan portfolio secured by 1-4 family residential dwellings as collateral. Additionally, the Bank owned stock of Federal Home Loan Bank in the amount of $815,000, $815,000 and $1,225,000 as of December 31, 2001, 2000 and 1999, respectively. The aforementioned borrowing is against a total credit availability of $27,000,000 at December 31, 2001, 2000 and 1999. As of December 31, 2001, the Bank had paid all loans from Federal Home Loan Bank. There were no borrowed funds at June 30, 2002 (unaudited).

During 2000, the Bank had entered into a brokered certificate of deposit agreement for $2,000,000 which matured and was paid October 11, 2001. The certificate of deposit bore a rate of 6.6% but was issued at a discount to the Bank of $7,000, resulting in an annual equivalent rate of 6.974%.

9. **Common stock**

As of March 15, 2000, the Company approved a 2 for 1 stock split. The stock split had the effect of increasing the outstanding shares at that time from 1,979,482 to 3,958,964. This resulted in a transfer of $.01 per share or $19,795 from capital surplus to common stock. Additionally, all shares reserved for issuance and all stock option grants under the Company's stock option plans were doubled.

At December 31, 2001, 2000 and 1999, 520,000, 520,000 and 260,000 (520,000 after stock split), shares, respectively, were reserved for issuance in connection with stock option plans.

Under the Company's stock option plans, options have been granted to key personnel and directors for terms of up to 10 years at not less than the fair value of the shares at the dates of grant and vest in full on the fifth anniversary of the grant date.

During the six month period ended June 30, 2002 (unaudited), three employees exercised options covering 8,000 shares at exercise prices of $4.4375 and $5.25 per share or a total of $38,100. This resulted in an increase of $80 in common stock and $71,520 in capital surplus and a reduction of deferred compensation of $33,500.

9. Common stock (continued)

During 2001, one of the officers exercised options covering 800 shares at an exercise price of $4.4375 per share or a total of $3,550. This resulted in an increase of $8 in common stock and $7,992 in capital surplus and a reduction of deferred compensation of $4,450.

During 2000, one of the directors exercised options covering 6,000 shares at an exercise price of 3.6875 per share or a total of $22,125. This resulted in an increase of $60 in common stock and $59,940 in capital surplus and a reduction of deferred compensation of $37,875.

During 1999, the Company's ESOP purchased 50,000 shares of the Company's common stock. The purchase price of $15.75 per share approximated market value at the date of acquisition and was determined by an independent appraisal. All shares were issued from previously authorized shares.

At December 31, 2001, 2000 and 1999, the outstanding options granted for the purchase of 246,000, 216,400 and 94,400 (188,800 after the stock split) shares were at prices ranging from $3.69 to $8.45 per share. Deferred compensation of $715,125, $863,195 and $580,150 has been recognized as of December 31, 2001, 2000 and 1999, respectively, related to the difference between the option prices and the fair market value of the Company's common stock at December 31, 2001, 2000 and 1999, as estimated by management. The dilutive effect on earnings per common share of the Company's shares under option was approximately $.05, $.04 and $.03 (after stock split) for the years ended December 31, 2001, 2000 and 1999, respectively.

At June 30, 2002 (unaudited), the outstanding options granted for purchase of 234,800 shares were at prices, ranging from $3.69 to $8.45 per share. Deferred compensation of $590,575 has been recognized as of June 30, 2002 (unaudited) related to the difference between the option price and the estimated fair value of the Company's common stock.

On April 19, 2002, the Company completed a private placement of 889,547 shares of common stock. This sale of stock resulted in net proceeds of $6,767,988 (refer to Note 23).

10. Regulatory capital matters

The Bank is subject to various regulatory capital requirements administered by the state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Bank and the consolidated financial statements. Under regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total risk-based capital and Tier 1 capital to risk-weighted assets (as defined in the regulations), and Tier 1 capital to adjusted total assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation, categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Regulatory capital matters (continued)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(In thousands)			
As of December 31, 2001:						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 24,004	16.90%	$ 11,365	8.0%	$ 14,206	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 22,265	15.67%	$ 5,683	4.0%	$ 8,524	6.0%
Tier 1 Capital (to Average Total Assets)	$ 22,265	10.41%	$ 8,558	4.0%	$ 10,698	5.0%
As of December 31, 2000:						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 20,118	14.38%	$ 11,194	8.0%	$ 13,993	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 18,792	13.56%	$ 5,597	4.0%	$ 8,396	6.0%
Tier 1 Capital (to Average Total Assets)	$ 18,792	9.56%	$ 7,864	4.0%	$ 9,830	5.0%
As of December 31, 1999:						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 16,475	13.18%	$ 10,001	8.0%	$ 12,501	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 15,218	12.18%	$ 5,001	4.0%	$ 7,501	6.0%
Tier 1 Capital (to Average Total Assets)	$ 15,218	8.79%	$ 6,929	4.0%	$ 8,661	5.0%
As of June 30, 2002: (unaudited)						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 27,926	14.28%	$ 15,645	8.0%	$ 19,556	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 25,496	13.04%	$ 7,823	4.0%	$ 11,734	6.0%
Tier 1 Capital (to Average Total Assets)	$ 25,496	12.05%	$ 8,465	4.0%	$ 10,581	5.0%

11. Other operating income and expenses

The major components of other operating income included in noninterest income are as follows:

	Years ended December 31,			Six months ended June 30,	
	2001	2000	1999	2002 (unaudited)	2001 (unaudited)
Check order charges	$ 74,357	$ 30,058	$ 49,513	$ 53,068	$ 33,334
Safe deposit income	42,265	41,108	38,093	43,462	40,688
Other	233,558	303,438	288,138	102,006	178,243
Totals	$ 350,180	$ 374,604	$ 375,744	$ 198,536	$ 252,265

The major components of other operating expenses included in noninterest expenses are as follows:

	Years ended December 31,			Six months ended June 30,	
	2001	2000	1999	2002 (unaudited)	2001 (unaudited)
Postage	$ 160,990	$ 151,563	$ 144,642	$ 88,163	$ 82,132
Telephone	227,501	169,356	130,276	105,167	110,426
Professional fees	148,595	164,758	236,338	175,909	76,715
Insurance expenses	143,977	130,621	135,147	58,643	70,594
Federal Reserve charges	155,607	124,839	113,900	86,446	72,496
Hired labor	65,666	45,577	27,198	70,301	30,346
Amortization of intangibles	140,513	140,513	140,513	97,659	70,256
Supplies	188,176	152,088	197,021	173,465	77,054
Check orders	59,426	28,503	42,237	85,726	31,713
Advertising	51,919	23,675	22,671	8,079	22,800
Examination and assessment	13,558	9,584	3,113	6,823	6,711
Contributions	19,675	22,884	40,429	6,872	12,490
Courier and express	82,504	66,296	54,249	44,548	39,631
Data processing	10,216	9,350	18,504	6,199	6,556
Overdraft losses	153,794	98,069	90,227	56,970	22,860
Write down of other real estate	209,748	56,000	66,712	37,923	82,508
Other	706,141	634,476	553,707	322,285	370,548
Totals	$ 2,538,006	$ 2,028,152	$ 2,016,884	$ 1,431,178	$ 1,185,836

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Income taxes

The Components of income tax expense (benefit) were as follows:

	Years ended December 31,			Six months ended June 30,	
	2001	2000	1999	2002 (unaudited)	2001 (unaudited)
Current					
Federal	$ 1,529,158	$ 1,443,724	$ 1,595,675	$ 862,445	$ 760,181
State	199,575	188,227	176,220	111,710	101,235
Deferred					
Federal	(61,000)	(15,000)	(96,000)	(184,000)	(42,000)
State	(23,000)	2,000	(7,000)	(38,000)	(20,000)
Totals	$ 1,644,733	$ 1,618,951	$ 1,668,895	$ 752,155	$ 799,416

The tax effects of securities transactions for the years ended December 31, 2001, 2000 and 1999 were $22,593, $0 and $0, respectively and for the six months ended June 30, 2002 and 2001 (unaudited) were $14,246 and $20,292, respectively.

The principal reasons for the difference in the effective tax rate and the federal statutory rate are as follows:

	Years ended December 31,						Six months ended June 30,			
	2001		2000		1999		2002 (unaudited)		2001 (unaudited)	
	Amount	% of Pre-tax Earnings	Amount	% of Pre-tax Earnings	Amount	% of Pre-tax Earnings	Amount	% of Pre-tax Earnings	Amount	% of Pre-tax Earnings
Statutory federal income tax rate	$ 1,591,149	34.0	$ 1,449,174	34.0	$ 1,637,051	34.0	$ 720,908	34.0	$ 772,908	34.0
Effect on rate of:										
Tax-exempt securities	(28,900)	(0.6)	(48,477)	(1.1)	(62,460)	(1.3)	(12,286)	(0.6)	(17,245)	(0.7)
Tax-exempt loan income	(20,716)	(0.4)	(22,699)	(0.5)	(23,358)	(0.5)	(4,035)	(0.2)	(13,472)	(0.6)
State income tax	176,575	3.8	190,227	4.5	169,220	3.5	73,710	3.5	81,235	3.6
Interest expense disallowance	6,369	0.1	10,921	0.2	11,431	0.2	3,184	0.1	3,184	0.1
Other	(79,744)	(1.7)	39,805	0.9	(62,989)	(1.3)	(29,326)	(1.4)	(27,194)	(1.2)
Effective income tax rate	$ 1,644,733	35.2	$ 1,618,951	38.0	$ 1,668,895	34.6	$ 752,155	35.4	$ 799,416	35.2

12. Income taxes (continued)

Federal and state income taxes payable included in other liabilities were as follows:

	December 31, 2001	December 31, 2000	December 31, 1999	June 30, 2002 (unaudited)
Federal (over payment)	$ (62,153)	$ (42,099)	$ 23,696	$ 10,855
State	$ 196,369	$ 182,837	$ 173,985	$ 113,938

The components of the net deferred income tax asset included in other assets are as follows:

	December 31, 2001	December 31, 2000	December 31, 1999	June 30, 2002 (unaudited)
Deferred tax asset:				
Federal	$ 707,163	$ 632,089	$ 783,681	$ 904,144
State	72,107	45,969	80,028	113,478
Total deferred income tax asset	779,270	678,058	863,709	1,017,622
Deferred tax liability:				
Federal	(185,535)	(105,094)	(86,648)	(248,243)
State	(21,758)	(6,911)	(6,262)	(34,032)
Total deferred income tax liability	(207,293)	(112,005)	(92,910)	(282,275)
Net deferred tax asset	$ 571,977	$ 566,053	$ 770,799	$ 735,347

The tax effects of each type of income and expense item that gave rise to deferred taxes are as follows:

Deferred compensation	$ 177,434	$ 206,898	$ 205,721	$ 155,856
Net unrealized (gains) losses on securities available for sale	(71,023)	7,053	224,799	(129,653)
Depreciation	(136,270)	(112,005)	(92,910)	(152,622)
Allowance for loan losses	542,188	414,056	392,031	795,306
Reserve for debt cancellation	15,665	22,648	26,574	12,150
Other	43,983	27,403	14,584	54,310
Total	$ 571,977	$ 566,053	$ 770,799	$ 735,347

Management of the Company believes its net deferred asset is recoverable.

13. Commitments and contingencies

The Company's consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit, commercial letters of credit and standby letters of credit. A summary of the Bank's commitments and contingent liabilities is approximately as follows:

	December 31,			June 30,
	2001	2000	1999	2002 (unaudited)
Commitments to extend credit	$ 7,148,000	$ 8,850,000	$ 6,791,000	$ 8,550,000
Credit card arrangements	2,213,000	2,177,000	2,104,000	2,274,000
Standby letters of credit	851,000	1,094,000	573,000	1,153,000

Commitments to extend credit, credit card arrangements, commercial letters of credit and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the consolidated statements of financial condition.

Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank.

14. Concentrations of credit

All of the Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Bank's market area. All such customers are depositors of the Bank. Investments in state and municipal securities also involve governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit related primarily to unused commercial and real estate lines of credit. Commercial and standby letters of credit were granted primarily to commercial borrowers.

The Bank maintains its cash accounts at various commercial banks in Alabama, Tennessee and Georgia. The total cash balances in commercial banks are insured by the FDIC up to $100,000. The uninsured balances held at commercial banks at December 31, 2001, 2000 and 1999 were $92,521, $0 and $60,283, respectively.

15. Restrictions on subsidiary dividends, loans or advances

The Bank is subject to the dividend restrictions set forth by the State Banking Department. Under such restrictions, the Bank may not, without the prior approval of the State Banking Department, declare dividends in excess of the sum of the current year's earnings plus the retained earnings from the prior two years. The dividends as of December 31, 2001, that the Bank could declare, without the approval of the State Banking Department amounted to approximately $8,500,000.

16. Employee stock ownership plan

The Company has adopted an Employee Stock Ownership Plan (the "ESOP") which enables eligible employees of the Bank to own Company common stock.

The ESOP is a noncontributory plan that provides retirement and disability benefits for eligible employees, and death benefits. Employees who are credited with one thousand hours of service in any twelve-month period or who have completed three consecutive months of service may become participants in the Plan.

Benefits under the Plan depend upon a participant's years of credited service with the Company or the Bank and the annual allocation of employer contributions based upon the ratio that the compensation of the participant bears to the total compensation of all participants. A participant is 20% vested in their accrued benefits after completion of three years of service. Vesting increases 20% per year for the next four years with the participant becoming fully vested upon completion of seven years of service.

During 1999, the ESOP borrowed $5,212,856 from an unrelated financial institution. The funds were used to acquire 661,950 (after stock split) shares of the Company's stock. The Company, as plan sponsor, has guaranteed the loan, and in accordance with generally accepted accounting principles must account for the aforementioned leveraged transaction by recording the debt of the ESOP as a liability and recording an offsetting reduction of equity. As debt principal is paid, these accounts are correspondingly reduced.

The shares pledged against the ESOP loan are held in escrow. The restricted shares are released based upon a formula calculation of principal and interest paid as a percentage of the total principal and interest to be paid under terms of the loan agreement; however, the lender cannot hold more fair market value collateral than the outstanding loan principal.

16. Employee stock ownership plan (continued)

The following summarizes the applicable activity and balances regarding the ESOP:

	Years ended December 31,			Six months ended June 30,	
	2001	2000	1999	2002	2001
ESOP expense:				(unaudited)	(unaudited)
Amount representing compensation	$ 544,426	$ 489,424	$ 399,472	$ 293,000	$ 258,000
Amount representing interest	244,529	415,251	308,113	64,798	146,647
Total	$ 788,955	$ 904,675	$ 707,585	$ 357,798	$ 404,647

The accrued and unpaid contribution amounts were $566,821, $603,254 and $257,020 at December 31, 2001, 2000 and 1999, respectively, and $319,159 (unaudited) at June 30, 2002.

	2001	2000	1999	2002	2001
ESOP obligation:					
Balance beginning of period	$ 4,855,331	$ 5,049,438	$ 0	$ 3,741,733	$ 4,855,331
Borrowing	0	0	5,212,856	0	0
Principal reductions	(1,113,598)	(194,107)	(163,418)	(145,733)	(1,113,598)
Balance at end of period	$ 3,741,733	$ 4,855,331	$ 5,049,438	$ 3,596,000	$ 3,741,733

Schedule of repayment of ESOP is debt as follows:

	December 31, 2001	June 30, 2002 (unaudited)
April 15, 2002	$ 145,733	$ 0
April 15, 2003	500,000	500,000
April 15, 2004	550,000	550,000
April 15, 2005	600,000	600,000
April 15, 2006	700,000	700,000
Thereafter	1,246,000	1,246,000
Total	$ 3,741,733	$ 3,596,000

The indebtedness described above is included in liabilities and as a reduction of equity. As guarantor of the ESOP loan, the Company is subject to certain restrictive covenants (financial and other). The Company was in compliance or has received a waiver with regard to the covenants as of December 31, 2001, 2000 and 1999.

	2001	2000	1999
Summary of restricted shares:			
Held in escrow at beginning	593,924	330,975	0
Shares pledged	0	0	330,975
Stock split (2 for 1)	0	330,975	0
Shares released	(151,115)	(68,026)	0
Balance at December 31,	442,809	593,924	330,975

17. Leases

The Bank leases land and building space under noncancellable leases. Several leases are presently on a month to month basis for $3,750 per month. The leases generally require the Bank to pay maintenance, insurance and taxes. For the years ended December 31, 2001, 2000 and 1999, annual rental expense on operating leases was approximately $69,584, $82,829 and $70,400, respectively.

Future minimum lease payments under such noncancellable operating leases with initial or remaining terms in excess of one year at December 31, 2001 are as follows:

Years ending December 31,		
2002	$	30,000
2003		30,000
2004		30,000
2005		27,600
2006		6,800
Thereafter		18,000
Total minimum lease payments	$	142,400

In connection with the acquisition of the Marshall County branches (refer to Note 23) as of May 31, 2002, the Company entered into a capitalized lease agreement covering the land and building of one branch. Under the terms of the agreement, the Company is to pay sixty monthly payments of $14,000 beginning June 1, 2002 and the balance of $2,621,543 on June 1, 2007. As of June 30, 2002 (unaudited), the capitalized lease is summarized as follow:

Total Payments	$	3,447,543
Amount representing interest		(886,122)
Balance capitalized lease obligation	$	2,561,421

Additionally, in connection with the acquisition of the branches, the Company assumed various operating leases for some of the other branches. Two leases are on a month to month basis. The other leases cover terms of one to eighteen years. The future minimum lease payments under these new noncancellable operating leases with initial or remaining terms in excess of one year at June 30, 2002 (unaudited) are as follows:

Years ending December 31,		
2002	$	97,958
2003		181,333
2004		170,916
2005		149,951
2006		133,056

18. Related party transactions

Loans

As more fully described in Note 4, the Bank made loans to related parties during 2001, 2000 and 1999. Total related party loans as of December 31, 2001, 2000 and 1999 amounted to $7,189,489, $9,254,873 and $5,346,336, respectively, and $8,364,122 (unaudited) at June 30, 2002.

Leases

The Bank has a lease agreement with a director for the lease of a branch facility. The lease is of comparable terms and conditions as would be from an independent party. The lease is on a month to month basis with monthly rental payments of $800. See Note 17.

Construction

During 2001, 2000 and 1999, the Bank contracted with Walker Brothers, Ltd., an affiliated business of certain directors, for the construction and remodeling of facilities. Total amounts paid during 2001, 2000 and 1999 amounted to $248,741, $216,912 and $85,425, respectively. Total amount paid for the six months ended June 30, 2002 (unaudited), was $165,294.

Appraisal evaluation services

During 2001, 2000 and 1999, the Bank utilized the services of a real estate firm owned by a director's family member for evaluations on loans secured by real estate and not requiring independent certification. The director is an employee of the firm and performs the evaluations. The total amount paid during 2001, 2000 and 1999 were $54,450, $45,800 and $35,700, respectively. The total amount paid for the six months ended June 30, 2002 (unaudited), was $33,850.

19. Litigation

While the Company and its subsidiaries are parties to various legal proceedings arising from the ordinary course of business, management believes after consideration of its insurance coverage and consultation with legal counsel that there are no proceedings threatened or pending against the Company or its subsidiaries that will, individually or in the aggregate, have a material adverse effect on the business or consolidated financial condition of the Company.

20. Subsidiary operations

In addition to banking, the Company is engaged in other areas of operation through its subsidiary, Peoples Bank of North Alabama. Through the non-bank subsidiaries, the Bank has diversified into other markets of services and products to enhance and compliment its banking operations. Southern Insurance of Cullman, Inc. acts as an agent for obtaining title insurance for its real estate loan customers and to offer various services to the Bank's customers. Southern Insurance recognizes commission income upon the issuance of a title policy. Altrust Billing Services, Inc. discontinued its operation in mid-year of 2001 and the Company was liquidated. Prior to its dissolution, the Company provided bookkeeping related services primarily directed to the medical billing and insurance claims areas. These services were fee-based and were designed to offer direct deposit and automatic receivable financing to the Bank's customers. The combined revenue of these subsidiaries for 2001, 2000 and 1999 was less than 3% of consolidated revenues each year and has been included in non-interest income. The combined expenses of these subsidiaries for 2001, 2000 and 1999 was approximately 3% of consolidated expenses and has been included in non-interest expense.

21. Intangibles

In prior years, the Bank acquired certain assets and assumed deposits and certain liabilities from other banks. The excess of the purchase price over the net fair market value of the assets acquired (core deposit intangible) is being amortized on a straight line basis over fifteen years. The amortization for the years ended December 31, 2001, 2000 and 1999 was $140,513 each year. The amortization for the six month periods ended June 30, 2002 and 2001 was $70,256 (unaudited) for each period. The unamortized intangible was $1,330,494 (unaudited) as of June 30, 2002 and $1,400,750, $1,541,263 and $1,681,776 as of December 31, 2001, 2000 and 1999, respectively. The acquisition of branches described in Note 23 resulted in additional core deposit intangibles of $4,932,474 (unaudited) which are being amortized on a straight line basis over fifteen years. The amortization period began June 1, 2002.

In compliance with the requirements of SFAS 142, management has performed a reassessment of the estimated useful lives of the existing core deposit intangibles, which were initially recorded in 1994 and 1998 and are being amortized on a straight line basis over fifteen years. After considering several factors in the reassessment process, management has determined that the estimated lives assigned to the core deposit intangibles are appropriate.

21. Intangibles (continued)

Additionally, in determining the estimated useful life of the core deposit intangible, which resulted from the acquisition of the Marshall County branches, management has considered the Company's experience with the aforementioned acquisitions, the factors considered in the reassessment of the estimated lives of the existing core deposit intangibles and the estimated lives which have been commonly used in the banking industry. Realizing that such estimates are subjective in nature and in some cases range form seven to twenty years, management has determined that fifteen years is a reasonable estimate for this acquisition.

The estimated amortization expense to be recognized for calendar year 2002 is $332,335. The estimated amortization expense to be recognized in each of the succeeding five years is $469,351.

22. Fair values of financial instruments

The estimated fair values of the Company's financial instruments as of December 31, 2001, 2000 and 1999 are as follows:

	2001		2000		1999	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets						
Cash and short-term investments	$ 24,364	$ 24,364	$ 9,330	$ 9,330	$ 9,913	$ 9,913
Investment securities	19,295	19,295	20,277	20,277	18,318	18,340
Loans	145,380	147,775	152,081	151,738	140,809	140,556
Accrued interest and dividends receivable	1,866	1,866	1,903	1,903	1,681	1,681
Total financial assets	$ 190,905	$ 193,300	$ 183,591	$ 183,248	$ 170,721	$ 170,490
Financial liabilities						
Deposits	$ 172,471	$ 174,276	$ 154,968	$ 155,265	$ 129,326	$ 129,568
Borrowed funds	0	0	9,300	9,315	24,500	24,482
Debt of ESOP	3,742	3,410	4,855	4,857	5,049	5,049
Other short-term borrowings	139	139	398	398	416	416
Accrued interest payable	601	601	875	875	548	548
Total financial liabilities	$ 176,953	$ 178,426	$ 170,396	$ 170,710	$ 159,839	$ 160,063
Unrecognized financial instruments						
Commitments to extend credit	$ 7,148	$ 7,148	$ 8,850	$ 8,850	$ 6,791	$ 6,791
Credit card arrangements	2,213	2,213	2,177	2,177	2,104	2,104
Standby letters of credit	851	851	1,094	1,094	573	573
Total unrecognized financial instruments	$ 10,212	$ 10,212	$ 12,121	$ 12,121	$ 9,468	$ 9,468

23. Subsequent events (unaudited)

On February 25, 2002, the Company entered into an agreement with Community Bank, Blountsville, Alabama to purchase six bank branches and the related assets and deposits located in Marshall County, Alabama. The Company has received the necessary regulatory approvals for the transaction and the transaction was closed as of May 31, 2002. As a result of the acquisition of the branches, Peoples Bank acquired approximately $58.8 million of loans and approximately $4.7 million of other assets (including capitalized leases on branch premises), and assumed approximately $79.6 million of deposit liabilities. The Company has paid the seller a premium of 8% of the core deposit liabilities or approximately $4.9 million.

Over the past few years the Company has considered several alternatives to accomplishing its goals regarding growth in existing branch locations and expanding into nearby counties, including Marshall County, where the Company had recently opened one new branch in a temporary facility. With the opportunity to acquire six branches in four different communities in Marshall County, the Company evaluated the cost and effort together with the time involved to become well established in that county against the cost of the acquisition and determined that the acquisition was the most practical and economical alternative.

Following is a summary of the assets purchased and the liabilities assumed:

		(Unaudited)
Cash and cash items	$	573,795
Premises and equipment		1,080,565
Prepaid and accrued expenses-net		5,368
Loans:		
Gross		59,186,797
Accrued interest receivable on loans		361,049
Less credit discount		(393,620)
Net loans		59,154,226
Other assets (primarily repossessed assets)		33,560
Core deposit intangible (determined as 8% of average 30 day core deposits or $61,624,233 x 8% + $2,535 on 2 additional DDA accounts settled after closing)		4,932,474
Additional cash provided by seller		13,774,816
Total assets recorded	$	79,554,804

23. Subsequent events (unaudited) (continued)

		(Unaudited)
Deposits and accrued interest payable:		
Demand (includes Now and MM accounts)	$	22,957,158
Savings		7,287,804
Certificates of deposit under $100,000		30,890,456
Total core deposits		61,135,418
Accrued interest payable		336,591
Certificates of deposit over $100,000 and Public Funds time deposits		18,082,795
Total deposits and liabilities recorded	$	79,554,804

Values have been allocated and assigned based on estimated fair value of the respective asset or liability.

Additionally, the Company entered into a lease-purchase agreement on one of the branch facilities. The agreement provides that the Company will pay monthly rent of $14,000 for sixty months and purchase the property for $2,621,543. The present value of the payments totaled $2,560,402 using a 7% rate, thus that is the value recorded by the Company as the capitalized lease.

Under purchase accounting, the results of operations, subsequent to the acquisition date, are included in the Consolidated Financial Statements. Assuming the May 31, 2002 acquisition of the six Marshall County branches had occurred on January 1, 2001, the consolidated results of operations on a pro forma basis for the six months ended June 30, 2002 and the year ended December 31, 2001 would have been approximately as follows:

		Six Months Ended June 30, 2002		Year Ended December 31, 2001
Gross interest income	$	9,661	$	24,278
Net interest income		6,271		12,967
Net income		1,680		2,960
Net income per share-basic		0.39		0.75
Net income per share-diluted		0.37		0.50

23. Subsequent events (unaudited) (continued)

The above table of condensed pro forma results of operations for the periods indicated has been adjusted for the following:

1. To reflect the removal of the income or expense effect of assets or liabilities not acquired or assumed.

2. To reflect the interest and depreciation expenses applicable to the capitalized lease assumed.

3. To reflect a provision for loan losses for the year 2001 on loans acquired, the reversal of that provision for the six months ended June 30, 2002, since the actual provision was included in the consolidated financial statements for that period.

4. To reflect the removal of non-recurring items (ie., gain on sale of fixed assets, etc.) and to reflect the applicable tax effects of the pro forma income and expense items.

On April 19, 2002, the Company completed a private placement of 889,547 shares of common stock. The shares were issued and sold at $7.75 per share to accredited investors, of which approximately 550,000 shares were purchased by directors, officers and their families. This private placement resulted in net proceeds of approximately $6.8 million, which was primarily used to finance the branch acquisition described above.

24. Condensed parent company information
Statements of financial condition

	December 31, 2001	December 31, 2000	December 31, 1999	June 30 2002 (unaudited)
Assets				
Cash and due from banks	$ 35,534	$ 1,178,818	$ 1,170,878	$ 171,904
Investment in and amounts due from subsidiary (equity method) - eliminated upon consolidation	27,513,023	25,181,559	21,836,229	35,520,662
Other assets	231,153	225,087	274,219	209,153
Total assets	$ 27,779,710	$ 26,585,464	$ 23,281,326	$ 35,901,719
Liabilities and shareholders' equity				
Liabilities				
Company guaranteed debt of ESOP	$ 3,741,733	$ 4,855,331	$ 5,049,438	$ 3,596,000
Deferred compensation	715,125	863,195	580,150	590,575
Due to subsidiary - eliminated in consolidation	164,966	0	0	0
Other liabilities	15	15	8,865	115,845
Total liabilities	4,621,839	5,718,541	5,638,453	4,302,420
Shareholders' equity	23,157,871	20,866,923	17,642,873	31,599,299
Total liabilities and shareholders' equity	$ 27,779,710	$ 26,585,464	$ 23,281,326	$ 35,901,719

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Condensed parent company information (continued)
Statements of income

	Years ended December 31,			Six months ended June 30,	
	2001	2000	1999	2002 (unaudited)	2001 (unaudited)
Income					
From subsidiaries - eliminated upon consolidation:					
Dividends	$ 750,000	$ 0	$ 0	$ 0	$ 750,000
Expenses					
Deferred compensation	(143,620)	320,920	141,400	(91,050)	(71,810)
Other expenses	42,852	56,467	57,951	70,583	35,896
Total expenses	(100,768)	377,387	199,351	(20,467)	(35,914)
Income (loss) before income taxes and equity in undistributed earnings of subsidiaries	850,768	(377,387)	(199,351)	20,467	785,914
Income tax expenses (benefit)	30,000	(2,000)	(48,000)	22,000	30,000
Income (loss) before equity in undistributed earnings of subsidiaries	820,768	(375,387)	(151,351)	(1,533)	755,914
Equity in undistributed earnings of subsidiaries	2,214,349	3,018,712	3,297,313	1,369,695	717,930
NET INCOME	$ 3,035,117	$ 2,643,325	$ 3,145,962	$ 1,368,162	$ 1,473,844

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Condensed parent company information (continued)
Statements of cash flows

	Years ended December 31,			Six months ended June 30,	
	2001	2000	1999	2002 (unaudited)	2001 (unaudited)
Cash flows from operating activities					
Net income	$ 3,035,117	$ 2,643,325	$ 3,145,962	$ 1,368,162	$ 1,473,844
Adjustments to reconcile net income to net cash used in operating activities					
Equity in income of subsidiaries	(2,964,349)	(3,018,712)	(3,297,313)	(1,369,695)	(1,467,930)
Deferred tax provision	30,000	(2,000)	(48,000)	22,000	30,000
Decrease (increase) in other assets	(36,066)	51,132	(35,613)	0	0
Increase (decrease) in other liabilities	21,346	312,070	141,611	(140,186)	57,090
Net cash provided by (used in) operating activities	86,048	(14,185)	(93,353)	(119,719)	93,004
Cash flows from investing activities					
Contribution of capital to subsidiary bank	0	0	0	(6,550,000)	0
Net cash provided by (used in) investing activities	0	0	0	(6,550,000)	0
Cash flows from financing activities					
Dividend received from subsidiary	750,000	0	0	0	750,000
Proceeds from sale of stock	3,550	22,125	787,500	6,932,089	3,550
Pay expenses of sale of stock	0	0	0	(126,000)	0
Dividends paid	(1,982,882)	0	0	0	(1,982,882)
Net cash provided by (used in) financing activities	(1,229,332)	22,125	787,500	6,806,089	(1,229,332)
Net increase (decrease) in cash and cash equivalents	(1,143,284)	7,940	694,147	136,370	(1,136,328)
Cash and cash equivalents, beginning	1,178,818	1,170,878	476,731	35,534	1,178,818
CASH AND CASH EQUIVALENTS, ENDING	$ 35,534	$ 1,178,818	$ 1,170,878	$ 171,904	$ 42,490
Supplemental disclosures					
Exercise of stock options - reduced deferred compensation and increased shareholders' equity	$ 4,450	$ 37,875	$ 0	$ 33,500	$ 4,450

MARSHALL COUNTY, ALABAMA BRANCHES (PREDECESSOR COMPANY)

FINANCIAL STATEMENTS MAY 31, 2002 AND DECEMBER 31, 2001

Mackle
Splawn
Tindall &
McDonald, LLP
Certified Public Accountants

Independent Accountants' Report

To the Board of Directors
Altrust Financial Services, Inc.
Cullman, Alabama

The accompanying statements of income and cash flows of Marshall County, Alabama Branches (Predecessor Company) for the year ended December 31, 2001 and the five months ended May 31, 2002, were not audited by us, and, accordingly, we do not express an opinion on them.

Mackle, Splawn, Tindall + McDonald, LLP

November 15, 2002

Reply To: P.O. Box 55765 • Birmingham, AL 35255
2100 16th Avenue, So. • Ash Place, Suite 300 • Birmingham, AL 35205 • (205) 933-7822 • Fax (205) 933-7944

MARSHALL COUNTY, ALABAMA BRANCHES
(PREDECESSOR COMPANY)

STATEMENTS OF INCOME
(UNAUDITED)

	Five Months Ended May 31, 2002	Year Ended December 31, 2001
Interest income		
Interest and fees on loans	$ 2,232,197	$ 7,145,754
Interest income allocation	291,339	1,121,838
Total interest income	2,523,536	8,267,592
Interest expense		
Interest on deposits	1,133,940	4,146,624
Repurchase agreements	25,567	81,539
Interest expense-capitalized lease	32,362	114,357
Cost of funds allocation	16,002	163,591
Total interest expense	1,207,871	4,506,111
Net interest income	1,315,665	3,761,481
Provision for loan losses	88,161	241,276
Net interest income after provision for loan losses	1,227,504	3,520,205
Noninterest income		
Service charges on deposits	254,299	504,738
Gain (loss) on sale of fixed assets	(45,727)	(57)
Other operating income	108,128	258,849
Total noninterest income	316,700	763,530
Noninterest expenses		
Salaries and employees benefits	463,535	1,317,302
Occupancy and equipment expense	226,703	540,789
Other operating expenses	613,031	1,570,400
Total noninterest expenses	1,303,269	3,428,491
Income before income taxes	240,935	855,244
Provision for income taxes	49,795	262,998
NET INCOME	$ 191,140	$ 592,246

See accountants' report and notes to financial statements.

MARSHALL COUNTY, ALABAMA BRANCHES
(PREDECESSOR COMPANY)

STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Five Months Ended May 31, 2002	Year Ended December 31, 2001
Cash flows from operating activities		
Net income	$ 191,140	$ 592,246
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	88,161	241,276
Depreciation and amortization	109,657	282,792
(Gain) loss on disposition of fixed assets	45,727	57
(Increase) decrease in accrued interest receivable	194,229	169,910
Increase (decrease) in accrued interest payable	(189,100)	(186,639)
Other, net	50,621	7,140
Net cash provided by operating activities	490,435	1,106,782
Cash flows from investing activities		
Net (increase) decrease in loans	11,923,465	13,711,645
Purchases of premises and equipment	(27,473)	(662,447)
Purchases of construction in progress	0	(787,973)
Net proceeds from disposition of fixed assets	33,834	8,092
Proceeds from disposition of other real estate	0	86,900
Net cash provided by investing activities	11,929,826	12,356,217
Cash flows from financing activities		
Net increase (decrease) in non-interest bearing deposits	(199,229)	2,336,328
Net increase (decrease) in interest bearing deposits	(8,738,588)	(869,157)
Net increase (decrease) securities sold under agreement to repurchase	367,531	1,675,385
Net increase (decrease) in short-term borrowing	4,732	(22,226)
Reduction of capital lease obligation	(23,317)	(58,941)
Net increase (decrease) in amounts due to from main office	(3,626,815)	(17,044,371)
Net cash provided by (used in) financing activities	(12,215,686)	(13,982,982)

(Continued on the following page.)

See accountants' report and notes to financial statements.

MARSHALL COUNTY, ALABAMA BRANCHES
(PREDECESSOR COMPANY)

STATEMENTS OF CASH FLOWS (CONTINUED)
(UNAUDITED)

	Five Months Ended May 31, 2002	Year Ended December 31, 2001
Net increase (decrease) in cash and cash equivalents	$ 204,575	$ (519,981)
CASH AND CASH EQUIVALENTS, BEGINNING	1,099,219	1,619,200
CASH AND CASH EQUIVALENTS, ENDING	$ 1,303,794	$ 1,099,219
Supplemental disclosures		
Cash paid for interest	$ 1,396,971	$ 4,692,650
Loans transferred to foreclosed real estate	$ 0	$ 569,823
Fixed assets acquired through capitalized lease obligations	$ 0	$ 1,696,576
Foreclosed real estate transferred to main office	$ 691,831	$ 0

See accountants' report and notes to financial statements.

MARSHALL COUNTY, ALABAMA BRANCHES
(PREDECESSOR COMPANY)

NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

1. Basis of presentation

The acquisition of the Predecessor by Peoples Bank of North Alabama, a wholly owned subsidiary of Altrust Financial Services, Inc., was completed on May 31, 2002. The Predecessor consists of six branches located in Marshall County, Alabama. The branches were previously owned by Community Bank, Blountsville, Alabama. The accompanying financial statements of the Predecessor present the results of operations and cash flows of the Marshall County, Alabama Branches for the year ended December 31, 2001 and for the five months ended May 31, 2002. These financial statements were derived from internal financial data provided by Community Bank and have been prepared as if the Predecessor had operated as a stand-alone entity during the periods presented. The Predecessor engaged in various transactions with Community Bank and its affiliates that are characteristic of entities under common control. Primarily, the Predecessor participated in Community Bank's centralized cash management system and its cash funding requirements were met by Community Bank. The Predecessor's operational transactions resulted in amounts receivable from and payable to Community Bank. Community Bank charged the Predecessor for direct costs and expenses associated with its operations, which are included in noninterest expenses. Community Bank's other administrative costs not directly attributable to the predecessor have been allocated to the Predecessor based on the Predecessor's average assets, average loans, average deposits or a combination thereof and are included in noninterest expenses for the periods. Management believes that these methods and allocations are reasonable and result in financial statements for the Predecessor as a stand-alone entity that conform to accounting principles generally accepted in the United States of America in all material respects.

Peoples did not acquire all assets and liabilities of the Predecessor. Additionally, the assets and liabilities acquired are included in the consolidated financial statements of Altrust Financial Services, Inc. as of June 30, 2002 and for the period then ended. Such consolidated financial statements and pro forma consolidating financial statements of Altrust Financial Services, Inc. and the Predecessor for the year ended December 31, 2001 and the six months ended (includes Predecessor for the five months ended May 31, 2002) June 30, 2002, are included in the offering statement of Altrust Financial Services, Inc.

2. Summary of significant accounting policies

<u>*Cash and cash equivalents*</u>

For the purpose of presentation in the statements of cash flows, the predecessor considers all cash and amounts due from depository institutions to be cash equivalents.

MARSHALL COUNTY, ALABAMA BRANCHES
(PREDECESSOR COMPANY)

NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

2. Summary of significant accounting policies (continued)

Interest income on loans

Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of Predecessor's management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed.

Provision for loan losses

Provisions for loan losses are charged to expense when, in management's judgement, a provision is necessary to increase the allowance for loan losses to a level considered adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio.

Premises and equipment

Premises and equipment are recorded at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated lives of the depreciable assets. Expenditures for repairs, maintenance and minor improvements are changed to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and related accumulated depreciation are removed from the related accounts any gain or loss is reflected in operations.

Advertising costs

Advertising costs are charged to expense when incurred.

Estimates and uncertainties

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of foreclosed real estate.

MARSHALL COUNTY, ALABAMA BRANCHES
(PREDECESSOR COMPANY)

NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

2. **Summary of significant accounting policies (continued)**

Segment reporting

In the Predecessor's operations, each branch is viewed by management as being a separately identifiable business or segment from the perspective of monitoring performance and allocation of financial resources. Although the branches operate independently and are managed and monitored separately, each is substantially similar in terms of business focus, type of customers, products and services. Accordingly, the Predecessor's financial statements reflect the presentation of segment information on an aggregated basis in one reportable segment.

3. **Allowance for loan losses**

An analysis of the allowance for loan losses follows:

	Five Months Ended May 31, 2002	Year Ended December 31, 2001
Allowance for loan losses, beginning of period	$ 617,213	$ 849,854
Provision for loan losses	88,161	241,276
Loans charged off	(44,909)	(487,805)
Recoveries of loans	11,366	13,888
Allowance for loan losses, end of period	$ 671,831	$ 617,213

4. **Premises and equipment**

Premises and equipment are as follows:

	Five Months Ended May 31, 2002	Year Ended December 31, 2001
Land	$ 1,088,804	$ 1,088,804
Buildings	2,284,621	2,284,621
Furniture and equipment	911,817	947,209
Vehicles	72,143	172,448
Leasehold and land improvements	516,112	545,372
	4,873,497	5,038,454
Less accumulated depreciation	685,777	691,890
TOTAL	$ 4,187,720	$ 4,346,564

4. Premises and equipment (continued)

The schedule above includes land, building and land improvements, which were not part of the sale of the branches to Peoples Bank of North Alabama, but, were covered in a separate lease purchase agreement with Peoples Bank. This property consisted of land $983,804; building $2,073,531 and land improvements $110,122 less total accumulated depreciation of $60,300 as of May 31, 2002.

Additionally, certain items of equipment and vehicles were transferred from the Predecessor to the main office of Community Bank in anticipation of the sale of Predecessor.

The provisions for depreciation charged to occupancy and equipment expenses for the five months ended May 31, 2002 and the year ended December 31, 2001 were $74,312 and $148,480, respectively.

5. Capitalized lease

The Predecessor leased one of its branch buildings under a capitalized lease with a director of Community Bank. The initial lease obligation was for $1,696,576. Interest expense recognized for the five months ended May 31, 2002 and the year ended December 31, 2001 , was $32,362 and $114,357, respectively. Depreciation expense on this property for the five months ended May 31, 2002 and the year ended December 31, 2001, was $35,345 and $134,312, respectively.

The lease on this property was assumed by Peoples Bank, but was not part of the transaction involving the purchase of Predecessor branches. Because of the terms of the lease with the related party of Community Bank, Peoples Bank recorded the lease as an operating lease.

Up to $5,000,000 Shares of

Altrust Financial Services, Inc.

Common Stock

OFFERING CIRCULAR

________________, 2002

No dealer, salesperson, or any other person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this offering circular, and, if given or made, such information or representations must not be relied upon as having been authorized by Altrust Financial Services, Inc. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy the common stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this offering circular nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Altrust Financial Services, Inc. since the date hereof.

PART III

Exhibit Index

Exhibit Number		Description
2(a)	--	Restated Articles of Incorporation of Altrust Financial Services, Inc.*
2(b)	--	Bylaws of Altrust Financial Services, Inc.*
3	--	Specimen Stock Certificate of Altrust's Common Stock, par value $.01 per share.*
4	--	Subscription Agreement*
6(a)	--	Acquisition Agreement, dated as of February 25, 2002, between Community Bank and Peoples Bank of North Alabama; Amendment 1 to the Acquisition Agreement, dated as of May 2, 2002, between Community Bank and Peoples Bank of North Alabama; and Amendment 2 to the Acquisition Agreement, dated as of July 17, 2002, between Community Bank and Peoples Bank of North Alabama.
6(b)	--	Long-Term Incentive Plan.*
6(c)	--	1995 Stock Option Plan for Outside Directors.*
10(a)(1)	--	Consent of Alston & Bird LLP (Included in Exhibit 11).
10(a)(2)	--	Consent of Mackle Splawn Tindall & McDonald, LLP.
11	--	Opinion of Alston & Bird LLP.
15(a)	--	Power of Attorney.*

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cullman, State of Alabama, on December 19, 2002.

ALTRUST FINANCIAL SERVICES, INC.

By: ______________________
J. Robin Cummings
President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the date indicated.

By: ______________________
J. Robin Cummings
President, Chief Executive Officer and Director

By: __________*__________
Lionel Powell
Chief Financial Officer

By: __________*__________
H.D. Lawler
Chief Operations Officer

By: __________*__________
Whit Drake
Director

By: __________*__________
N. Jasper Estes
Director

By: __________*__________
Alan Walker
Director

By: __________*__________
Terry Walker
Director

By: __________*__________
Tim Walker
Director

By: __________*__________
Brian Witcher
Director

* By: ______________________
J. Robin Cummings
Attorney-In-Fact

SUBSCRIPTION AGREEMENT

ALTRUST FINANCIAL SERVICES, INC.

OUR COMMON STOCK IS NOT A DEPOSIT AND IS NOT INSURED BY THE FDIC OR ANY GOVERNMENTAL AGENCY. NEITHER THE SEC, THE FDIC, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OUR COMMON STOCK OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The undersigned (individually and collectively the "*Subscriber*"), intending to be legally bound, hereby applies to Altrust Financial Services, Inc. (the "*Company*") to purchase the number of shares of the Company's $0.01 par value common stock (the "*Common Stock*") at $7.75 per share (the "*Purchase Price*") specified below, in accordance with the terms and conditions of this Subscription Agreement and the offering (the "*Offering*") as described in the offering circular (the "*Offering Circular*") relating to the offer and sale of the Common Stock.

1. *Receipt of Offering Circular.* The Subscriber has received a copy of the Offering Circular with respect to the Offering, and understands that upon acceptance by the Company, this Subscription Agreement will be a binding obligation of the Subscriber to immediately purchase the shares subscribed.

2. *Purchase for Subscriber's Account Only.* The Subscriber represents, warrants, and covenants that he is offering this Subscription Agreement and will purchase the Common Stock solely for his own account and for the person(s) in whose name(s) such shares are to be registered (or in whose names a brokerage account is to be established) as set forth below.

3. *Payment and Delivery of Subscription.* **All checks in payment of Subscriptions shall accompany this Subscription Agreement and shall be payable to "Altrust Financial Services, Inc."** All shares subscribed and made available to the undersigned Subscriber by the Company must be paid in full before the Company will be obligated to issue any Common Stock in respect of such subscription. **Subscription Agreements and checks in payment for Common Stock subscribed should be delivered or mailed to Attn: J. Robin Cummings, Altrust Financial Services, Inc., 811 2nd Avenue S.W., Cullman, Alabama 35055-4222.** The offering period for the Common Stock will terminate 60 days after the date of the offering circular, unless terminated sooner, although we may extend the offering for up to three 30 day periods in our discretion.

4. *Allocation of Shares.* The Subscriber understands and agrees that the Company has, in its sole discretion, the right to allocate shares among Subscribers, and to accept or reject subscriptions in whole or in part.

5. *Delivery of Certificates.* As a convenience to the Subscriber, unless the Subscriber indicates otherwise in the space provided below, the Subscriber will receive physical delivery of the certificate, registered in his name, as indicated in this Subscription Agreement.

6. *Miscellaneous.* The Subscriber confirms that all information supplied by it is true, accurate, and complete, and shall constitute representations, warranties, and covenants which shall survive the execution, delivery, and acceptance of this Subscription Agreement and the issuance and delivery of the Common Stock to the Subscriber or his broker. When accepted by the Company, this Subscription Agreement shall bind the Subscriber and his successors and assigns, personal and legal representatives, and heirs to pay for all shares subscribed. The Subscriber may not assign or transfer this Subscription Agreement or any interest herein, and this Subscription Agreement may not be revoked by the Subscriber after it has been executed and accepted by the Company. Headings used herein are for convenience of reference only and shall not be considered in construing the terms of this Subscription Agreement. This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Alabama.

Common Stock purchased by the undersigned shall be registered as listed below. In the absence of any contrary instructions, all shares subscribed by two or more individuals will be registered to such persons as joint tenants with rights of survivorship. (If certificates for shares are to be issued, or a brokerage account is to be established, in more than one name, please specify whether ownership is to be as tenants in common, joint tenants, etc. If certificates for shares are to be issued in the name of one person for the benefit of another, or in a person's Individual Retirement Account (or other qualifying retirement account), please indicate whether registration should be as trustee, custodian, or holder of an IRA/Retirement Account for each person, and if as trustee, please provide the full name and date of such trust.)

IN WITNESS WHEREOF, the undersigned, acting with full authority and capacity has executed, or caused to be executed, this Subscription Agreement.

Number of shares of
Common Stock subscribed:______________________________

Name(s) of Subscriber(s):*
____
____

Total Subscription Price
(at $7.75 per share): $______________________________

***Please PRINT or TYPE exact name(s) in which you would like the Common Stock to be registered**

Please indicate the form of ownership the undersigned desires for the Common Stock:

- ☐ Individual
- ☐ Trustee
- ☐ Corporation
- ☐ Joint Tenants with Rights of Survivorship
- ☐ Partnership
- ☐ Tenants in Common
- ☐ Custodian
- ☐ Beneficiary of IRA/Retirement Account
- ☐ Other

SUBSTITUTE FORM W-9

Under the penalties of perjury, I certify that: (1) the Social Security Number or Taxpayer Identification Number given below is correct; and (2) I am not subject to backup withholding either because I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividends, or because the Internal Revenue Service has notified me that I am no longer subject to backup withholding. *Instructions:* You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax return and if you have not received a notice from the Internal Revenue Service advising you that backup withholding due to notified payee under reporting has terminated.

Signature** ______________________________ **Date:**______________________________

PLEASE SIGN AND PROVIDE THE REQUESTED INFORMATION ON NEXT PAGE

Subscriber #1

____
Signature** Date

____
Social Security or
Federal Taxpayer Identification No.

____
Residence Street Address/Route

____
City and State Zip

____
Area Code and Telephone Number

Subscriber #2 (if any)

____
Signature** Date

____
Social Security or
Federal Taxpayer Identification No.

____
Residence Street Address/Route

____
City and State Zip

____
Area Code and Telephone Number

** If a corporation, please sign in full corporate name by president or other authorized officer. When signing as officer, attorney, custodian, trustee, administrator, guardian, etc., please give your full title as such. In case of joint tenants, each person must sign.

DO NOT WRITE BELOW THIS LINE

Accepted as of this _____ day of __________, 2002, as to ___ shares of Common Stock.

ALTRUST FINANCIAL SERVICES, INC.

By:______________________________

Name:____________________________

Title: ____________________________

Exhibit 6(a)

Acquisition Agreement, dated as of February 25, 2002, between Community Bank and Peoples Bank of North Alabama; Amendment 1 to the Acquisition Agreement, dated as of May 2, 2002, between Community Bank and Peoples Bank of North Alabama; and Amendment 2 to the Acquisition Agreement, dated as of July 17, 2002, between Community Bank and Peoples Bank of North Alabama.

ACQUISITION AGREEMENT

This Acquisition Agreement (the "Agreement") is made and entered into as of the 25th day of February, 2002, by and between Peoples Bank of North Alabama, an Alabama banking corporation (the "Purchaser"), and Community Bank, an Alabama banking corporation (the "Seller").

WITNESSETH:

The Seller has offered for sale its branch offices located at (i) 100 N. Main Street, Arab, Alabama, (ii) 910 N. Brindlee Mountain Parkway, Arab, Alabama, (iii) 610 Gunter Avenue, Guntersville, Alabama, (iv) 407 N. Broad Street, Albertville, Alabama, (v) 11697 U. S. Highway 431, Guntersville, Alabama and (vi) 190 Billy Dyar Boulevard, Boaz, Alabama (the "Branches") together with substantially all of the deposit and Loan business of such Branches.

The Purchaser has received summary information regarding the Branches and has offered to purchase substantially all of the assets and liabilities of the Branches on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt of which is acknowledged, the parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINED TERMS

1.01 Definitions. The following terms used in this Agreement shall have the meanings specified below:

(a) "Available Core Deposit Base" means the daily average total Core Deposit balances, as indicated by the general ledger books of account of the Branches for the approximately 30-day period immediately preceding the Settlement Date.

(b) "Closing" means the closing of the purchase of the assets and the assumption of the liabilities of the Branches as provided herein.

(c) "Core Deposits" means all deposits maintained at the Branches, exclusive of (i) public funds time deposits including deposits of the State of Alabama and its political subdivisions, authorities and agencies, including time deposit open accounts or TDOA, (ii) deposits represented by certificates of deposit representing at Closing a liability of $100,000 or more and (iii) any accounts designated by mutual agreement of Seller and Purchaser on Exhibit 1.01(c) attached hereto as not expected to transfer to Purchaser ("NETT Deposits").

(d) "Lien" means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest.

(e) "Litigation" means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a party, its business, its records, its policies, its practices, its compliance with applicable law, its actions, its assets (including contracts and agreements related to it), or the transactions contemplated by this Agreement.

(f) "Loan" means each loan agreement, note or borrowing arrangement (including all collateral relating thereto) to which Seller is a party and which are properly booked on the Branches' books and records at Closing, including, without limitation, all overdraft lines of credit.

ARTICLE II
SALE OF ASSETS

2.01 Assets Sold. On the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall transfer, convey, assign and deliver to the Purchaser and the Purchaser shall purchase and receive from the Seller, all of Seller's right, title and interest in the following assets, properties and rights (the "Purchased Assets") free and clear of all Liens:

(a) all Loans properly booked on the Branches' books and records at Closing at their respective then outstanding principal amounts, together with accrued interest thereon, including the following:

(1) Loans in which the collateral securing same has been repossessed or in which collection efforts have been instituted or, claim and delivery or foreclosure proceedings have been commenced);

(2) Loans 30 days or more past due, including nonaccrual status;

(3) Loans upon which insurance has been force-placed;

(4) Loans in connection with which the borrower has filed a petition for relief or is the subject of a proceeding under the United States Bankruptcy Code prior to the Closing Date;

(5) Loans that do not meet the credit standards of the Purchaser;

(6) Loans otherwise identified by Purchaser as uncollectible; and

(7) Loans classified or classifiable as special, uncertain, substantial or loss.

All Loans that fit the criteria of (1) – (7) above shall hereinafter be referred to as "Discounted Loans" and shall be purchased by the Purchaser at mutually agreed amounts to be shown as Exhibit 2.01(a)(1), which amounts shall appropriately reflect the risks, collectibility or realization and costs of collection and realization. All other Loans to be purchased shall be purchased at the value thereof shown on Seller's books (the "Regular Loans"). Purchaser shall not be required to take any Loans which are to any employee of the Seller (other than to employees of the Branches) nor any Loans to any affiliates of Seller or its related entities.

(b) all overdraft lines of credit related to deposit accounts of Seller or overdrawn deposit accounts of Seller that are 60 or more days past due or otherwise charged off by Seller ("Overdue Lines of Credit");

(c) all of the Seller's rights and title to the real property and improvements set forth on Exhibit 8.03, whether owned or leased by the Seller, with any owned real property and improvements to be purchased at the fully depreciated net book value thereof (set forth on Exhibit 8.03) and any leased real property and improvements being transferred to Purchaser by a valid assignment of such lease(s) and an assumption by Purchaser of the obligations thereunder, to the extent assignable ("Real Property");

(d) all cash on hand at the Branches at Closing;

(e) all furniture, fixtures and equipment and any replacements thereof or repairs thereto (together with any manufacturer's warranties or maintenance or service agreements thereon which are in effect and are assignable) located in the Branches (exclusive of those items referred to in Section 2.03 of this Agreement), whether leased or owned as identified on Exhibit 8.04, with owned property being purchased at the fully depreciated net book value thereof (set forth in Exhibit 8.04) and any leased property being transferred to Purchaser by a valid assignment of such lease(s) and an assumption by Purchaser of the obligations thereunder ("Furniture, Fixtures and Equipment");

(f) all rights to the extent assignable in, to and under any vendor single interest insurance or other insurance on Loans or collateral transferred to the Purchaser with the Loans, and any payment received by Seller before the Closing prorated based on the term of the Loan, and after Closing with respect to such insurance;

(g) all unearned credit insurance or debt cancellation premiums under the control of the Seller with respect to Loans sold to the Purchaser hereunder;

(h) all agreements, contracts, instruments, files (written or electronic), credit analysis and reports, ledgers, or other documents relating to any of the foregoing; and

(i) all real property categorized on the books of the Branches as "other real estate" and set forth on Exhibit 2.01(i) hereto (the "Other Real Estate") at the mutually agreed upon prices set forth opposite each item of Other Real Estate on Exhibit 2.01(i).

2.02 Value of Equipment and Additions. The Seller represents and warrants that the net book value of the Real Property and the Furniture, Fixtures and Equipment of the Branches on Seller's books (excluding the items listed in Section 2.03 of this Agreement) is as set forth in Exhibits 8.03 and 8.04 as of the date of this Agreement and which exhibits shall be updated to Closing Date.

2.03 Assets Not Sold. The following are expressly excluded from the Purchased Assets:

(a) the Seller's signs and logos, except that all sign poles and time and temperature signs will remain and become Purchaser's property;

(b) the Seller's proprietarily marked stationery, forms, labels, shipping material, brochures, advertising material and similar property; provided, however, it is the intention of the parties, that items not bearing proprietary marks and which are necessary or useful in operating the Branches not be removed;

(c) any Loans to any Seller Affiliate (as defined in Section 7.01), except for Loans made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or other unfavorable features to persons employed and performing services at the Branches; and

(d) any Loans or participations or other interests in any Loans originated and transferred from another financial institution to Seller as part of a loan sale, sale of participations or interests, including syndicated creditors or otherwise.

2.04 Purchase Price. As full consideration for the purchase of the Branches and the Purchased Assets, the Purchaser shall pay Seller a purchase price (the "Purchase Price") equal to the sum of the following:

(a) fully depreciated net book value for the owned Real Property and owned Furniture, Fixtures and Equipment;

(b) a premium for the Core Deposits equal to 8.00% of the Available Core Deposit Base;

(c) the book value for the Regular Loans as set forth on Exhibit 2.01(a)(2);

(d) with respect to all Discounted Loans, an amount to be mutually agreed upon by the Seller and Purchaser and set forth on Exhibit 2.01(a)(1);

(e) the aggregate sum of one dollar ($1.00) for all of the Overdue Lines of Credit;

(f) the face amount of the cash on hand at the Branches at Closing;

(g) with respect to the Other Real Estate, the aggregate of the purchase prices mutually agreed upon by Seller and Purchaser and set forth on Exhibit 2.01(i) for each item of Other Real Estate; and

(h) with respect to all other Purchased Assets listed in Section 2.01, the aggregate sum of one dollar ($1.00).

2.05 Documents of Transfer. The sale, transfer, assignment and delivery of the Purchased Assets pursuant to this Article II shall be effected by general warranty deeds, bills of sale, endorsements, assignments and other instruments of transfer and conveyance sufficient to convey all of Seller's right, title and interest as agreed hereunder and satisfactory in form and substance to counsel for the Seller and the Purchaser, including, without limitation, the making of all filings and the recordation of all mortgages and other Loans in the respective county courthouses where the property covered by such mortgages and other Loans relate. At the Closing, the Seller will give the Purchaser possession and control of the Purchased Assets and assumed liabilities and will deliver to the Purchaser all keys, combinations, codes and other necessary access devices relating to the Branches, the Purchased Assets and the assumed liabilities. At Closing, the Seller will deliver to the Purchaser originals of the promissory notes, security agreements, and related agreements, documents and instruments or information relating to or evidencing all Loans purchased, to the extent these exist, and otherwise will deliver the best copies available.

2.06 Removal of Assets Not Sold. As soon as reasonably possible following the Closing, the Seller will remove all of its personal property referred to in Section 2.03 of this Agreement; provided, however, the Seller shall coordinate with the Purchaser to have the Seller's signs and logos (other than all sign poles and time and temperature signs) removed from the Branches at Closing; provided further, that Seller shall not remove any property items not bearing Seller's proprietary marks and which are necessary or useful in operating the Branches. The Seller shall remove all such signs, logos and equipment at its own cost and in a manner that will not damage the premises or improvements or unduly disturb operations.

2.07 Title to Real Property and Leases. The Seller shall provide the Purchaser with originals (or copies if originals are not available) of all deeds and leases with respect to the Branches' real property and improvements, and all real estate records to the extent held by the Seller relating to the Branches.

2.08 Breaches with Third Parties. Nothing in this Agreement shall constitute an agreement to assign any claim, contract, license, lease, commitment, sales order or purchase order or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party thereto, would constitute a breach thereof or would in any way affect the rights of the Seller thereunder so that Purchaser would not in fact receive all such rights and all such items are listed on Exhibit 2.08 hereto. The Seller will cooperate with the Purchaser in any arrangement desired to provide Purchaser with the benefits under any such claims, contracts, licenses, leases, commitments, sales or purchase orders. Seller shall obtain at its sole cost and expense evidence satisfactory to the Purchaser of transfer or assignment to the Purchaser of any such property or property rights or any contract or agreement which shall require the consent or approval of any third party.

2.09 Payments and Information Received After Closing. The Seller agrees to forward promptly to the Purchaser:

(a) any payments (properly endorsed as necessary) which are received by the Seller on or after the Closing Date that relate in any way to the Loans being purchased by the Purchaser hereunder, together with sufficient information so that any such payments may be properly applied to the extent such information is available to the Seller;

(b) any notices or other correspondence received on or after the Closing Date that relate in any way to the Loans purchased or to other Purchased Assets; and

(c) a listing of all customer deposit accounts at the Branches previously closed by customers or charged-off by Seller since January 1, 2001, including the names, addresses and phone numbers for such customers.

ARTICLE III
ASSUMPTION OF LIABILITIES

3.01 Liabilities Assumed. At the Closing, the Seller shall transfer to Purchaser and the Purchaser shall assume and agree to pay and discharge only those specific existing liabilities of the Branches described in Exhibit 3.01 hereto (the "Assumed Liabilities"). No assurance is given by the Seller that the Branches' present deposit customers will become or continue to be customers of the Purchaser, the same being at the sole discretion of such customers.

3.02 Liabilities Not Assumed. Except for the Assumed Liabilities specifically assumed by the Purchaser under Section 3.01 above, the Purchaser is not assuming any other liabilities or obligations of the Seller, including, but not limited to the following:

(a) cashier's checks, money orders, interest checks, official checks, letters of credit, consignments of U.S. Savings bonds, drafts and expense checks issued by the Seller prior to Closing;

(b) all liabilities and obligations of any nature arising from or connected with the Branches and their operations, including relating to circumstances or events arising or existing prior to the Closing, including, but not limited to, liabilities or obligations with respect to any Litigation or governmental proceedings arising, commencing or made known to Seller prior to

Closing and related to the Branches, or which thereafter arise with respect to matters occurring prior to Closing;

(c) all liabilities and obligations of the Seller for fees, commissions, costs and expenses incurred by the Seller in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, legal, consulting, accounting and appraisal fees and expenses; and

(d) all liabilities and obligations of Seller under any debt cancellations or credit insurance contracts or similar arrangements.

3.03 Documentation of Assumption. At Closing the Purchaser shall deliver to the Seller an undertaking, reasonably satisfactory in form and substance to counsel for the Seller, under which the Purchaser will assume and agree to perform, discharge and pay the obligations and liabilities assumed by the Purchaser pursuant to this Agreement. An acceptable form of such undertaking is attached as Exhibit 3.03 hereto and made a part hereof.

3.04 Assumption Subject to Certain Terms. The liabilities being assumed by the Purchaser pursuant to this Article shall be assumed subject to the terms and conditions of the contracts of deposit and other written agreements relating thereto and provided by Seller to Purchaser and the laws, rules and regulations applicable thereto.

3.05 Payment of Items by Seller After Closing. If, subsequent to the assumption of liabilities pursuant to this Article III, the Seller shall properly honor any valid check or withdrawal on a deposit assumed by Purchaser ("Transferred Account"), then in that event the Purchaser shall pay the Seller any monies so paid by the Seller to or for the benefit of such Transferred Account, if there are sufficient available collected funds in such Transferred Account to fully pay such check or item.

3.06 Payment of Items by Purchaser After Closing. The Purchaser agrees that after Closing it will pay in accordance with applicable law and customary banking practices all properly payable checks, drafts and withdrawal orders drawn by the parties to the Transferred Accounts if the available collected balance of each Transferred Account is sufficient to permit the payment thereof.

3.07 Transfer of Credits by Seller; Information Received After Closing.

(a) The Seller agrees to transfer to the Purchaser any deposits received by it after the Closing Date for credit to Transferred Accounts, however, the Seller shall be under no obligation after 60 days from the Closing Date to accept such deposits or for any claims resulting from such procedure.

(b) Any notices or correspondence received by the Seller on or after the Closing with respect to any liabilities assumed or Loans or assets purchased by the Purchaser hereunder will be sent promptly to the Purchaser.

3.08 Safe Deposit Boxes. The keys, contracts, signature cards and other material or equipment related to safe deposit boxes located in the Branches, together with such boxes which shall contain all contents thereof, shall be delivered by the Seller to the Purchaser at Closing. Safe deposit box rentals collected by the Seller prior to the Closing shall be prorated between the Seller and the Purchaser at Closing.

3.09 Seller Not Liable to Pay. In the event any deposit customer holding a Transferred Account shall demand payment from the Seller for all or any part of any deposit liabilities assumed by the Purchaser with respect to the Transferred Account, the Seller shall not be liable or responsible for making such payment. If Seller does make any such payment to a deposit customer relating to a Transferred Account, Purchaser shall promptly reimburse Seller for the amount thereof; provided, there are sufficient available collected funds in such Transferred Account to fully pay such reimbursement.

3.10 Purchaser Responsible for Returned Items. The Purchaser agrees to pay promptly to the Seller an amount equal to the amount of any checks, drafts or withdrawal orders credited to a Transferred Account as of the Closing Date and reflected in the Settlement Statement, but which are returned to the Seller after the Closing Date.

3.11 Final Statements. Seller will render a final statement to each depositor of a Transferred Account assumed under this Agreement as to transactions occurring through the Closing Date. Seller will be entitled to impose normal fees and service charges on a per item basis through Closing, but Seller will not impose periodic fees or blanket charges in connection with such final statements.

3.12 Automated Clearing House. The Purchaser, at its expense, will timely notify all Automated Clearing House ("ACH") originators of the transfers and assumptions to be made pursuant to the Agreement as of the Closing Date, and the Seller will cooperate with the Purchaser and provide, at Seller's expense, all tapes and data reasonably requested by Purchaser for such purpose. For a period of 60 days beginning on the Effective Time, Seller will honor all ACH items related to accounts assumed under this Agreement which are mistakenly routed or presented to Seller. Seller will make no charge to Purchaser for honoring such items, and will electronically transmit such ACH data to Purchaser. If Purchaser cannot receive an electronic transmission, Seller will make available to Purchaser at Seller's operations center receiving items from the ACH tapes containing such ACH data. Items mistakenly routed or presented after the 60-day period will be returned to the presenting party.

3.13 Debit Card Transactions. After the Closing, Purchaser agrees to use its reasonable efforts to collect from Purchaser's customers amounts equal to any debit card connected with a Transferred Account and any Visa or MasterCard chargebacks under the MasterCard and Visa Merchant Agreements between Seller and its customers or amounts equal to any deposit items on Transferred Accounts and that are returned to Seller after the Closing which were honored by Seller prior to the Closing and remit such amounts so collected to Seller. Purchaser agrees to immediately remit to Seller any funds held in the customer's related Transferred Account when the Purchaser receives such notice from the Seller, up to the amount of the charged back or returned item that had been previously credited by Seller, if such funds are available in such customer account at the time of notification by Seller to Purchaser of the charged back or returned item. Notwithstanding the foregoing, Purchaser shall have no duty to remit funds for any item or charge that has been improperly returned or charged to Seller.

ARTICLE IV
ASSUMPTION OF RISKS

4.01 Insurance Policies. Effective immediately following the Closing Date, the Seller will discontinue any casualty and public liability insurance coverage maintained with respect to the premises of the Branches. The Purchaser shall be solely responsible for all casualty losses and liability claims arising from the premises of the Branches after the time of Closing. Nothing in this Section 4.01 shall be construed or deemed to require the Purchaser to insure the furniture, fixtures or equipment of the Seller which may not be removed from the Branches at Closing, and the Seller shall solely bear all risk of loss to such property following Closing.

4.02 Safe Deposit Boxes. Immediately following the Closing Date, the Purchaser shall assume all risks arising after the Closing with respect to granting access to and protecting the contents of the safe deposit boxes located at the Branches.

4.03 Security of Persons and Property Immediately following the Closing Date, the Seller will discontinue providing any security for persons and property provided by the Seller prior to Closing.

ARTICLE V
SETTLEMENT

5.01 Settlement. The amount of cash to be received or paid by Purchaser at Closing shall be calculated in accordance with the formula set forth in the Settlement Statement attached hereto as Exhibit 5.01 and incorporated herein by reference. The Purchased Assets to be transferred at Closing shall be valued as provided in Article II of this Agreement.

At least five (5) days prior to the Closing Date (the "Settlement Date"), the Seller shall deliver to the Purchaser a copy, certified by a duly authorized officer of the Seller, of such Settlement Statement, which sets forth the computation of the cash payable to or due from the Purchaser at Closing, and upon acceptance by the Purchaser, the Seller or the Purchaser, as the case may be, shall pay said amount to the other at Closing.

5.02 Post-Closing Adjustments to Purchase Price. As soon as reasonably practicable, but within five (5) business days following the Closing Date, the Purchaser shall, based upon the general ledger and other books and records relating to the Branches, recalculate the amount of cash to be received or paid by the Purchaser as of the Closing Date using the Final Settlement Statement attached hereto as Exhibit 5.02 and incorporated herein by reference, and the amount of cash to be received or paid by the Purchaser shall be agreed upon by the Purchaser and Seller and shall be adjusted and paid, by the Seller or the Purchaser, as the case may be, as provided in such Exhibit 5.02.

5.03 Casualty and Other Losses Prior to Closing. If the buildings in which the Branches are located or any other Real Property, improvements or Furniture, Fixtures and Equipment with respect to the Branches or which are included in or are securing any Purchased Assets shall be damaged by fire or other casualty, whether insured or uninsured, and shall not be repaired or restored to its original condition prior to the Closing, Seller shall promptly assign and pay over to Purchaser any insurance proceeds with respect to such assets.

5.04 Pro Rata Adjustments of Expenses. All property taxes, rents and utility payments, salaries, and all other similar expenses and taxes itemized in a writing delivered by the Seller to Purchaser at least five (5) business days prior to the Closing Date relating to the ownership and operation of the Branches, and the Federal Deposit Insurance Corporation ("FDIC") insurance premiums relating to Transferred Accounts, shall be prorated between the parties as of the Closing Date.

ARTICLE VI
EMPLOYEES

6.01 Transfer of Certain Employees. Seller will use its reasonable efforts to maintain the employees as employees of Seller at the Branches until the Closing Date. Any employee whose employment shall be terminated for any reason prior to the Closing Date or who shall elect not to be an employee of Purchaser shall be dealt with by Seller in its sole and absolute discretion, and Purchaser shall have no liability whatsoever therefor. Effective at Closing, the Seller will terminate the employment of all employees assigned to the Branches, and such employees will become "at will" employees of the Purchaser under such terms as may be established by Purchaser in its sole discretion, except as otherwise expressly provided in Section 6.03 below. The Seller and the Purchaser shall mutually agree upon any additions to or replacements of staff after the date of this Agreement through Closing, and Seller shall not employ any employees at the Branches during such time other than on an "at will" basis and upon prior notice to Purchaser.

6.02 Re-Employment Restriction. The Seller agrees that for a period of two years following the Closing it shall not solicit the employment of any of its former employees who transfer to the Purchaser at Closing.

6.03 Benefits. Each employee of Seller who transfers to the Purchaser will receive pension, profit sharing, insurance, vacation, sick leave and other benefits that are substantially similar to comparable employees of Purchaser. Purchaser shall give each of Seller's employees who transfer to Purchaser credit for service with Seller for purposes of any vacation or sick leave policy, and for purposes of determining eligibility and vesting (but not benefit accrual) under Purchaser's qualified benefit plans.

6.04 Responsibility for Employees Transferring. With respect to all employees of the Branches transferring to the Purchaser, the Seller will be responsible for all salaries, wages and benefits payable to such employees during employment by the Seller up to and including the Closing Date, and all benefits under Seller's 401(k), employee stock ownership plan, and other employee benefit plans or options shall be paid as soon as reasonably practicable in accordance with the applicable plan to the extent that such benefits become vested at the Closing Date as a result of the transactions contemplated hereby.

6.05 Employee Information. The Seller shall provide the Purchaser at times the Purchaser may deem necessary such records and information regarding such transferred employees' service with the Seller as the Purchaser may reasonably need for purposes of the Purchaser's employment and benefits program records including the complete personnel file on each transferring employee. The Purchaser and the Seller agree to assist each other by providing the employee information needed to open and close employee files on those employees transferred. To the extent required by applicable law, the Seller reserves the right to obtain the employee's prior consent to release information which 'the Seller reasonably believes (upon advice of counsel) cannot be released to the Purchaser without the employee's prior consent. Should information be withheld, the Seller must advise the Purchaser of such prior to Closing, and Purchaser shall have no obligation to hire the related employee.

ARTICLE VII
ACCESS TO PROPERTIES AND RECORDS

7.01 Access and Confidential Treatment. From and after the date of this Agreement, the Seller shall permit the Purchaser's agents and representatives full access, during normal business hours and upon reasonable notice, to all assets, properties, books, records (except employee records and information excluded by Section 6.05 hereof), agreements and commitments of the Seller relating to the Branches, and the Seller shall furnish representatives of the Purchaser during such period with all such information concerning the affairs of the Branches as the Purchaser may reasonably request. The Purchaser will hold in strict confidence all documents and information concerning the Seller so furnished that is not in the public domain and will not publicly disclose such documents or information except to its attorneys, accountants, or other advisers and representatives, to regulatory and self-regulatory authorities, or as required by law or pursuant to legal process. If the transactions contemplated by this Agreement are not consummated, all such documents and information shall promptly be returned to the Seller. Nothing in this Section 7.01 shall be deemed to require Seller to reveal any proprietary information, trade secrets or marketing or strategic plans, and if such information is the subject of a confidentiality agreement between the Seller and a third party, any disclosure will be subject also to the provisions of such confidentiality agreement, which shall be provided to Purchaser. The Seller shall provide the Purchaser, on a confidential basis, the names and addresses of all directors, officers, affiliates (as defined in SEC Rule 405) and their relatives and the business interests related to each of the foregoing (individually and collectively, "Seller Affiliates").

7.02 Recordkeeping and Access Following Closing. The Purchaser will preserve and safely keep, for as long as may be required by applicable law, all of the files, books of account and records delivered to the Purchaser through Closing related to the Branches for the joint benefit of itself and the Seller. Purchaser shall permit the Seller or its representatives, at Seller's expense, to inspect, make extracts from or copies of, any files, books of account or records as may be necessary for Seller to satisfy any auditing or regulatory requirements placed upon Seller or as may be required by Seller in connection with any Litigation. The Seller will not use such documents or information for the purpose of competing with the Purchaser.

ARTICLE VIII
SELLER'S REPRESENTATIONS AND WARRANTIES

The Seller represents and warrants to the Purchaser as follows:

8.01 Corporate Organization. The Seller is a banking corporation duly organized, validly existing and in good standing under the laws of the State of Alabama.

8.02 Corporate Authority. The Seller has full corporate right, power, capacity and authority validly to enter into and to perform this Agreement and the transactions contemplated by this Agreement, to sell, transfer, assign and deliver the Purchased Assets referred to in Article II, and to carry on its business as currently conducted. The execution, delivery and performance of this Agreement, and the transactions contemplated by this Agreement have been duly and validly authorized by all requisite corporate action, and this Agreement is binding and enforceable against the Seller in accordance with its terms. Except as disclosed on Exhibit 8.02, no further corporate authorization or applications or notices to any governmental or regulatory authority, agency or entity or any consents, waivers or approvals from any such governmental authority is necessary for Seller to execute and deliver this Agreement or to consummate the transactions contemplated hereunder or perform its obligations hereunder.

8.03 Title to or Right to Occupy Real Estate. Exhibit 8.03 describes all real estate, improvements, and any related rights owned, leased, or otherwise held by Seller with respect to the Branches, and with respect to owned Real Property, the fully depreciated net book value thereof. Seller (a) has and at Closing will have indefeasible fee simple title to, and owns and at Closing will be the sole owner of all the Real Property to be purchased by Purchaser pursuant to Article II, subject to no Lien, tenant leases, participation, charge, encumbrance or conditional sale of other title retention agreement except for real estate taxes not yet due and payable, restrictions, easements and rights of way of record, and (b) is and at Closing will be the sole lessee with respect to the leases to be assigned to Purchaser pursuant to said Article II, with the right to convey to Purchaser the leasehold interest therein so as to assure that Purchaser shall have the full, exclusive and peaceful possession of such leasehold interest. All Real Property and Furniture, Fixtures and Equipment will at the time of Closing be in good operating condition and repair, subject only to ordinary wear and tear, and will otherwise be received in "AS IS" condition with no other warranties by Seller as to their condition or future performance, except those warranties related to title. All Real Property and Furniture, Fixtures and Equipment held under leases or subleases by the Seller, are held under valid contracts enforceable in accordance with their respective terms, and each such contract is in full force and effect. All improvements on the Real Property leased to, or used by, the Seller conform to all applicable state and local laws, regulations, zoning and building ordinances and health and safety ordinances, and the Real Property is zoned for the various purposes for which the real estate and improvements thereon are presently being used. To the Knowledge of the Seller, no condemnation proceedings or proceedings for the taking of any Real Property by eminent domain by any Governmental Authority are pending or threatened. Seller has not entered into any agreement regarding the Real Property or the Furniture, Fixtures and Equipment, and neither Seller nor the Real Property is subject to any claim, demand, suit, Lien or Litigation of any kind, pending or outstanding, or to the knowledge of Seller, threatened or likely to be made or instituted, which would in any way be binding upon Purchaser or its successors or assigns or materially affect or limit Purchaser's or its successors' or assigns' use and enjoyment of the Real Property or which would materially limit or restrict Purchaser's right or ability to enter into this Agreement and consummate the sale and purchase contemplated hereby.

8.04 Condition of Personal Property. Exhibit 8.04 sets forth by category or item all of the tangible personal property owned or leased (identified as such) which is used or useful in connection with the operation of the Branches, with the fully depreciated net book value of owned property being also set fort on Exhibit 8.04. The tangible personal property included in the Purchased Assets is, and at the Closing will be, in good operating condition and repair, subject only to ordinary wear and tear, and will be usable in the ordinary course of business consistent with the Seller's past practices.""

8.05 Loans. With respect to each Loan within the Purchased Assets: the Loan complies in all material respects with all applicable laws and banking regulations and is a valid loan enforceable in accordance with its terms; the Seller is the sole owner thereof, no participation or other interest therein having been sold or transferred; the Loan is not pledged or encumbered except as set forth on Exhibit 8.05 and all such Liens shall have been satisfied and released prior to Closing; the principal balance of the Loan as shown on Exhibit 8.05 is true and correct as of the last date shown thereon; all purported signatures on and executions of any document in connection with such Loan are genuine and authorized; all loan documentation has been actually signed or executed by all necessary parties; the Seller has and will transfer to Purchaser, custody of all originally executed documents, and microfilm or photocopy records thereof related to such Loan and there are no other written or unwritten agreements, understandings, or other arrangements with respect to such Loan; provided, however, that all Loans (and any notes, other evidences of indebtedness or security agreements associated therewith) transferred at Closing by the Seller to the Purchaser are transferred and without any other warranties or representations as to the collectibility of any such Loans, the value of the collateral securing same or the creditworthiness of any of the makers, guarantors or other obligors thereof. None of the Loans is to or for the benefit of a Seller Affiliate.

8.06 No Violations. The Branches have been operated in all material respects in accordance with all applicable laws, rules and regulations, including the provisions of the Internal Revenue Code and related regulations pertaining to back-up withholding and tax reporting. Subject to receipt of all necessary corporate, regulatory and other third party approvals or consents, the execution, delivery and performance of this Agreement and the transactions contemplated herein do not and will not violate or conflict with the Seller's Articles of Incorporation, Bylaws or other governing documents or any provisions of law to which the Seller is subject and do not and will not conflict with or result in the violation or breach of any material condition or provision of, or constitute a material default under, any material contract, right, lease, pledge, Lien, instrument, agreement, order, writ, injunction, decree or judgment to which the Seller is a party or which is binding on Seller or to which any of the property or assets of Seller is subject, or create or result in any Lien upon the Purchased Assets or Assumed Liabilities. Except as disclosed on Exhibit 8.06, no consent, license, approval or authorization of or designation, declaration or filing with any governmental authority or other person or entity is required on the part of Seller. The Seller is not in default under any lease, agreement, contract, commitment, Assumed Liability or other obligation or Purchased Asset which the Purchaser is assuming or purchasing or which affects the property rights being transferred hereunder to the Purchaser.

8.07 Limitations of Warranties. Except as may be expressly represented or warranted in this Agreement or in any document of transfer, the Seller makes no representations or warranties whatsoever with regard to any Purchased Asset being transferred to Purchaser, any liability or obligation being assumed by the Purchaser or as to any other matter or transaction contemplated by this Agreement.

8.08. Legal Proceedings.

(a) Except as set forth in Exhibit 8.08, Seller is not a party to any, and there are no pending or, to Seller's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Seller relating in any way to the Branches, the Loans, the other Purchased Assets and Assumed Liabilities, or seeking to enjoin, restrain or challenging the validity, enforceability or propriety of this Agreement or the transactions contemplated by this Agreement. There are no employee disputes or labor relations problems with respect to any employees of the Branches.

(b) Except as set forth in Exhibit 8.08, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon Seller or the assets or liabilities of Seller, including the Purchased Assets and Assumed Liabilities.

8.09. Environmental Matters. Except as set forth in Exhibit 8.09:

(a) Seller, and to the knowledge of Seller, each of Seller's Other Real Estate, Real Property or the Participation Facilities and the Loan Properties (each as hereinafter defined), are in compliance with all applicable federal, state and local laws, including common law, regulations and ordinances, and with all applicable decrees, orders and contractual obligations relating to pollution or the protection of human health or the environment or the discharge, emission, release or threatened release of, or exposure to, Hazardous Materials (as hereinafter defined) in the environment or workplace or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material ("Environmental Laws");

(b) There is no suit, claim, action or proceeding, pending or, to the knowledge of Seller, threatened, before any governmental entity or other forum in which Seller, any Other Real Estate, Real Property or Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any Hazardous Material whether or not occurring at or on a site owned, leased or operated by Seller, any Participation Facility or any Loan Property;

(c) During the period of (x) Seller's ownership or operation of any of their respective current or former properties including the Other Real Estate, Real Property or, (y) Seller's participation in the management of any Participation Facility, or (z) Seller's interest in a Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property. To the knowledge of Seller, prior to the period of (x) Seller's ownership or operation of current or former properties, (y) Seller's participation in the management of any Participation Facility, or (z) Seller's interest in a Loan Property, there was no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property; and

(d) The following definitions apply for purposes of this Section: (x) "Hazardous Materials" means (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of any governmental authorities and any polychlorinated biphenyls)., (y) "Loan Property" means any property in which Seller holds a security interest which security interest or other Lien will be transferred to Purchaser pursuant to this Agreement, and, where required by the context, said term means the owner or operator of such property; and (z) "Participation Facility" means any facility in which Seller participates in the management and, where required by the context, said term means the owner or operator of such property.

8.10 ERISA Matters. The Seller is in compliance in all material respects with the provisions of ERISA. No steps have been taken by the Seller to terminate any employee benefit plan (as defined in Section 3(3) of ERISA) the assets of which are not sufficient to satisfy all of its benefit liabilities (as determined under Title IV of ERISA), no contribution failure has occurred with respect to any employee benefit plan sufficient to give rise to a lien under Section 302(f) of ERISA, and each of Seller's employee benefit plans has been administered in all material respects in compliance with its terms and applicable provision of ERISA and the Internal Revenue Code of 1986, as amended and all regulations thereunder (the "Code"). To Seller's Knowledge, no prohibited transaction (as defined in Section 406 of ERISA or Section 4975 of the Code) has occurred under any employee benefit plan of Seller. "ERISA" means the Retirement Income Security Act of 1974, as amended and all related regulations of the Department of the Treasury and the Department of Labor thereunder.

8.11 Employees; Labor Matters.

(a) No employee of the Branches is bound by any agreement that purports to limit his or her ability to engage in or continue or perform any conduct, activity, duties or practice relating to the business conducted by the Branch or by Seller;

(b) Seller has operated the Branches in compliance in all material respects with all applicable laws and regulations relating to the employment of labor, and has made all withholdings and other payments with respect to such employment and employment taxes and charges; and

(c) There is no collective bargaining agreement to which Seller is a party and no collective bargaining agreement is currently being negotiated or proposed.

8.12 Books and Records. The books of account and other records of Seller, to the extent they relate to the Branches, the Purchased Assets and the Assumed Liabilities, all of which have been made available to Purchaser, are complete and correct in all material respects and represent actual, *bona fide* transactions and have been maintained in accordance with customary business practices and generally accepted accounting practices consistently applied.

8.13 Consents of Third Parties. Seller shall use all commercially reasonable efforts to obtain and preserve any consents or approvals to third parties, whether of regulatory or governmental authorities or third parties or persons necessary, appropriate or expedient to the consummation of the transactions contemplated by this Agreement, including, but not limited to, the consents of lenders to the Seller or to Community Bancshares, Inc. or any subsidiary of Community Bancshares, Inc. and shall cooperate with Purchaser in seeking and obtaining any consents or approvals it may require from any governmental authorities or third parties in connection with this Agreement and the transactions contemplated hereby.

8.14 USA Patriot Act Compliance. The Seller is in compliance in all material respects with the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA Patriot Act") and all regulations promulgated thereunder including, but not limited, to those provisions of the USA Patriot Act that address money-laundering, know-your customer, account maintenance and customer verification.

ARTICLE IX
PURCHASER'S REPRESENTATIONS AND WARRANTIES

The Purchaser represents and warrants to the Seller as follows:

9.01 Corporate Organization. The Purchaser is a banking corporation duly organized, validly existing and in good standing under the laws of the State of Alabama.

9.02 Corporate Authority. Subject to regulatory approval, the Purchaser has full corporate right, power, capacity and authority validly to enter into and to perform this Agreement and the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Purchaser have been, or will be prior to Closing, duly and validly authorized by all requisite corporate action and this Agreement is binding and enforceable against the Purchaser in accordance with its terms.

9.03 No Violations. Subject to the conditions set forth in Article XII below, the execution, delivery and performance of this Agreement and the transactions contemplated herein do not and will not violate or conflict with the Seller's Articles of Incorporation, Bylaws or other governing documents or any provision of law to which the Purchaser is subject and do not and will not conflict with or result in the violation or breach of any material condition or provision of, or constitute a material default under, any material contract, right, lease, pledge, lien, security interest, instrument, indenture, mortgage, charge, encumbrance, agreement, order, writ, injunction, decree or judgment to which the Purchaser is a party or which is binding on the Purchaser or to which any of the property or assets of Purchaser is subject. Except as set forth in Article XII, no consent, license, approval or authorization of or designation, declaration or filing with any governmental authority or other person or entity is required on the part of the Purchaser in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated herein.

9.04 Regulatory Approvals. The Purchaser will promptly apply for within 5 business days of execution of this Agreement and in good faith diligently pursue all required regulatory approvals that it needs to consummate the transactions contemplated hereby.

9.05 Consents of Third Parties. In addition to obtaining the requisite regulatory approvals, the Purchaser shall use all commercially reasonable efforts to obtain and preserve any consents or approvals of third parties necessary, appropriate or expedient to the consummation of the purchase of the Branches, including, but not limited to, those consents of its lenders.

9.06. Legal Proceedings. Except as set forth in Exhibit 9.06, Purchaser is not a party to any, and there are no pending or, to Purchaser's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature challenging the validity or propriety of the transactions contemplated by this Agreement.

9.07 Limitations of Warranties. Except as may be expressly represented or warranted in this Agreement or in any document of transfer, the Seller makes no representations or warranties whatsoever with regard to the Purchaser, any liability or obligation being assumed by the Purchaser or as to any other matter or transaction contemplated by this Agreement.

ARTICLE X
ADDITIONAL UNDERTAKINGS OF SELLER

10.01 Conduct of Business Pending Closing. The Seller agrees that from the date of this Agreement to the Closing Date, it will:

(a) maintain the operations of the Branches as presently conducted, and avoid any act that would materially and adversely affect the amount or value of the Purchased Assets or the liabilities being assumed;

(b) carry on the business of the Branches substantially in the same manner as conducted on the date thereof (including interest rates and terms on Loans and deposits), operate the business of the Branches only in the ordinary and usual manner, provide the same services and hours of operation as is now being provided by such Branches, and use all reasonable efforts to preserve intact its present business organization, to keep available the services of its present employees and to preserve its relations with customers having business dealings with the Branches;

(c) maintain fire, casualty, and extended coverage insurance for the benefit of the Seller and Purchaser, as their interests may appear, on the Branches and the Purchased Assets in an amount reasonably adequate to cover the replacement costs of the Branches and the Purchased Assets and continue all credit insurance and debt cancellation protection for the benefit of Purchaser with respect to the Loans;

(d) maintain the Real Property, Furniture, Fixtures and Equipment, and other Purchased Assets in their respective current conditions;

(e) maintain its books of account and records concerning the Branches in the ordinary and usual manner, in accordance with generally accepted accounting principles applied on a basis consistent with prior years; and

(f) not take any action which would cause any representation or warranty made herein to be untrue at the Closing Date.

10.02 Documentation Delivered at Closing and Further Assurances. At the Closing, the Seller shall transfer, assign and deliver to the Purchaser all original (to the extent these exist and are held by the Seller) and other records, books, papers, documents, instruments, collateral in its possession and agreements of Seller relating to the Purchased Assets and the liabilities being assumed by the Purchaser hereunder, including but not limited to, signature cards, stop payment orders, contracts, deposit slips, canceled checks, withdrawal orders and records of accounts which may be requested by the Purchaser prior to Closing. The Seller agrees that it will, at the Closing and at any time and from time to time after the Closing, upon the Purchaser's request do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances and assurances as may be required to complete the process of assigning, transferring, granting, conveying, assuring and confirming to Purchaser, any and all of the Purchased Assets and liabilities purchased and assumed by the Purchaser hereunder and the performance of any or all obligations of the Seller hereunder, including, without limitation, the making of all filings and recordations at all applicable county courthouses or other locations as may be necessary to transfer and assign the Loans secured by mortgages or similar Liens.

10.03 Non-Solicitation of Business. The Seller will not, for a period of two (2) years after the Closing, (i) own or operate any commercial bank branch within Marshall County, Alabama, or (ii) directly compete for or solicit any Transferred Accounts or any Loans sold hereunder, but the Seller shall be entitled to conduct mass mailings, statement stuffers and mailings generally to persons holding accounts with the Seller outside the Branches or having other relations with the Seller's other offices without limiting such materials to any former Branch customers, and newspaper, radio, television, billboards and other advertisements of a general nature. This subsection shall not apply to those Assumed Liabilities and Loans not transferred to the Purchaser at Closing and the restrictions on the Seller contained in this section are intended to apply only to the deposits and loan business that the Seller's customers would normally be expected to conduct at the Branches.

10.04 Notice to Customers of Sale of Branches. To the extent required by law or otherwise agreed upon by the parties, the Seller and the Purchaser shall jointly notify the customers of the Branches affected by the transaction of the pending transfer of their deposit account, Loan or safe deposit box to the Purchaser.

10.05 Conversion of Transferred Accounts. The Seller agrees to cooperate with the conversion of the customer asset and liability accounts in an orderly and expeditious fashion, and to provide reasonable appropriate support to the Purchaser for the timely conversion of such accounts, and related data processing, computer, customer research and information conversions.

10.06 Post-Conversion Processing. After conversion of all accounts to Purchaser's processing systems, as between Seller and Purchaser, the Seller shall be and have the rights and obligations of a "Collecting Bank" or "Intermediary Bank" under Article 4 of the Uniform Commercial Code as adopted in Alabama (Code of Alabama, 1975, Sections 7-4-101 et. seq.), with respect to items drawn on Transferred Accounts received by it for processing after the Closing Date. Items received for processing against the Transferred Accounts shall be grouped and delivered to Purchaser within the time limits provided by the Alabama Uniform Commercial Code in a special cash letter separately identified as "Transferred Accounts Cash Letter". The Purchaser shall indemnify the Seller against all claims, suits, damages or losses and expenses (including reasonable attorneys' fees) arising after the Closing Date out of any claim by an owner of a Transferred Account that the Seller is the "Payor Bank" with respect to such items.

10.07 Diligence and Good Faith. The Seller will diligently and expeditiously:

(a) proceed in good faith in seeking the satisfaction of all conditions set forth in Article XII below (except the conditions set forth in Section 12.06); and

(b) cooperate in good faith with the Purchaser in its seeking the satisfaction of all conditions set forth in Article XIII below.

10.08 Indemnity. Seller agrees to indemnify and hold harmless Purchaser and its officers, directors, employees, affiliates, representatives, successors and assigns (each a "Purchaser Indemnitee") against, from and in respect of:

(i) Any damage, expense (including reasonable attorney fees and disbursements) or deficiency resulting from any default, misrepresentation, breach of warranty, or nonfulfillment of any agreement on the part of Seller under this Agreement or from any material misrepresentation in or omission from any certificate or other instrument furnished or to be furnished to Purchaser pursuant to this Agreement.

(ii) Any liability of Seller except the Assumed Liabilities, including all liabilities under the Seller's credit insurance policies and debt collection agreements.

(iii) Any and all expenses (including reasonable attorney fees), obligations, assessments, suits, actions, proceedings, claims or demands resulting from or in connection with any claim, liability, or obligation asserted against any Purchaser Indemnitee arising out of Seller's operations or arising out of Seller's ownership of the Branches, including any Litigation arising out of the Discounted Loans. Seller agrees promptly to advance to any Purchaser Indemnitee, on demand, any expenses, attorney's fees and disbursements incurred by any Purchaser Indemnitee, in respect of any liability, obligation, or claim to which the foregoing indemnity by Seller relates.

10.09 Indemnity Claims. If any Purchaser Indemnitee desires to make a claim under Section 10.08 hereof which does not involve a claim by any person other than the Purchaser Indemnitee, then such Purchaser Indemnitee shall make such claim by promptly delivering written notice to the Seller. If any Purchaser Indemnitee desires to make a claim against Seller under Section 10.08 hereof which involves a claim by a person other than the Purchaser Indemnitee, then the Purchaser Indemnitee, upon receipt of written notice of any claim or the service of a summons, or other initial legal process upon it in any action instituted against it, in respect of which indemnity may be sought on account of any indemnity agreement contained in Section 10.08 (an "Asserted Liability"), shall promptly give notice (a "Claims Notice") of such claim or the commencement of such action, or threat thereof, to the Seller. If a Claims Notice is not provided promptly as required by this Section 10.09, the Purchaser Indemnitee nonetheless shall be entitled to indemnification by the Seller to the extent that the Seller has not established that it has been materially prejudiced by such late receipt of the Claims Notice. The Seller shall be entitled at its own expense to participate in the defense of such claim or action, or, if it shall so elect, to assume the defense of such claim or action, in which case the defense shall be conducted by counsel reasonably acceptable to the Purchaser Indemnitee and such assumption shall constitute an acknowledgement by the Seller of its obligations to indemnify the Purchaser Indemnitee with respect to such Asserted Liability, and such Purchaser Indemnitee shall bear the fees and expenses of any additional counsel retained by it; *provided, however,* if the Seller shall elect not to assume the defense of such claim or action, the Seller shall reimburse the Purchaser Indemnitee for the reasonable fees and expenses of any counsel retained by it. Notwithstanding the above, should the Purchaser Indemnitee reasonably conclude that there may be defenses available to it which are different from or additional to those available to the Seller, the Seller shall not have the right to direct the defense of such action on behalf of the Purchaser Indemnitee and all such fees and expenses of the Purchaser Indemnitee shall be borne by the Seller. The Claims Notice may be amended on one or more occasions with respect to the amount of the Asserted Liability at any time prior to final resolution of the obligation to indemnify relating to the Asserted Liability. The Seller shall not, without the written consent of the Purchaser Indemnitee, settle or compromise any such claim or consent to the entry of any judgment which does not include any unconditional term releasing the Indemnified Party from all liability in respect of such Asserted Liability.

ARTICLE XI
ADDITIONAL UNDERTAKINGS OF PURCHASER

11.01 Purchaser's Contact with Customers. The Purchaser and the Seller, as and to the extent provided in Section 10.04, may jointly notify the customers of the Branches of the pending transfer of their deposit account, Loan or safe deposit box to the Purchaser. The Purchaser agrees that any notices, letters or other material which the Purchaser wishes to send or give to customers of the Branches prior to Closing shall be approved by the Seller in advance, which approval shall not be unreasonably withheld. The Purchaser shall also provide all customers holding Transferred Accounts all necessary checkbooks, check order forms, passbooks, loan coupon books and other materials bearing the name of the Purchaser which shall be available for use by customers of the Branches promptly after the Closing. The Purchaser shall also direct each transferring customer that, effective as of Closing, such customers should no longer use and should destroy all checkbooks and check order forms of the Seller pertaining to accounts at the Branches transferred to the Seller. Except, and only to the extent and manner specifically permitted hereby, the Purchaser shall not contact, or solicit the Loan and deposit business of any customers of the Branches prior to the Closing.

11.02 Safe Deposit Box and Night Depository Business. The Purchaser shall assume and discharge from and after the Closing Date, the duties and obligations of the Seller with respect to the Branches' safe deposit box and night depository business. The Purchaser shall maintain all necessary facilities for the use of such boxes by the renters thereof and night deposit facilities by the users thereof, during the period for which such persons have paid rent therefor in advance to the Seller, subject to the provisions of the written rental and night depository agreements between the Seller and the respective renters of such boxes or users of such night depository facilities delivered to the Purchaser.

11.03 Use of Names, Trademarks, Etc. The Purchaser will not, upon and after the Closing Date, use the name "Community Bank" or any of the Seller's trade names, trademarks or service marks.

11.04 Diligence and Good Faith. The Purchaser will diligently and expeditiously:

(a) proceed in good faith in seeking the satisfaction of all conditions set forth in Section 12.06 and in Article XIII below; and

(b) cooperate in good faith with the Seller in its seeking the satisfaction of all conditions set forth in Article XII below (except those conditions set forth in Section 12.06).

11.05 Indemnity. Purchaser agrees to indemnify and hold harmless Seller and its officers, directors, employees, affiliates, and assigns (each a "Seller Indemnitee") against, from and in respect of:

(i) Any damage, expense or deficiency resulting from any default, misrepresentation, breach of warranty, or nonfulfillment of any agreement on the part of Purchaser under this Agreement or from any material misrepresentation in or omission from any certificate or other instrument furnished or to be furnished to Seller pursuant to this Agreement.

(ii) Any and all expenses (including reasonable attorney fees), obligations, assessments, suits, actions, proceedings, claims or demands resulting from or in connection with any claim, liability, or obligation asserted against any Seller Indemnitee arising out of Purchaser's operations or arising out of Purchaser's ownership of the Branches after the Closing Date. Purchaser agrees promptly to advance to any Seller Indemnitee, on demand, any expenses, attorney's fees and disbursements incurred by any Seller Indemnitee, in respect of any liability, obligation, or claim to which the foregoing indemnity by Purchaser relates.

11.06 Indemnity Claims. If any Seller Indemnitee desires to make a claim under Section 11.05 hereof which does not involve a claim by any person other than the Seller Indemnitee, then such Seller Indemnitee shall make such claim by promptly delivering written notice to the Purchaser. If any Seller Indemnitee desires to make a claim against Purchaser under Section 11.05 hereof which involves a claim by a person other than the Seller Indemnitee, then the Seller Indemnitee, upon receipt of written notice of any claim or the service of a summons, or other initial legal process upon it in any action instituted against it, in respect of which indemnity may be sought on account of any indemnity agreement contained in Section 11.05 (an "Asserted Liability"), shall promptly give notice (a "Claims Notice") of such claim or the commencement of such action, or threat thereof, to the Purchaser. If a Claims Notice is not provided promptly as required by this Section 11.06, the Seller Indemnitee nonetheless shall be entitled to indemnification by the Purchaser to the extent that the Purchaser has not established that it has been materially prejudiced by such late receipt of the Claims Notice. The Purchaser shall be entitled at its own expense to participate in the defense of such claim or action, or, if it shall so elect, to assume the defense of such claim or action, in which case the defense shall be conducted by counsel reasonably acceptable to the Seller Indemnitee and such assumption shall constitute an acknowledgement by the Purchaser of its obligations to indemnify the Seller Indemnitee with respect to such Asserted Liability, and such Seller Indemnitee shall bear the fees and expenses of any additional counsel retained by it; *provided, however,* if the Purchaser shall elect not to assume the defense of such claim or action, the Purchaser shall reimburse the Seller Indemnitee for the reasonable fees and expenses of any counsel retained by it. Notwithstanding the above, should the Seller Indemnitee reasonably conclude that there may be defenses available to it which are different from or additional to those available to the Purchaser, the Purchaser shall not have the right to direct the defense of such action on behalf of the Seller Indemnitee and all such fees and expenses of the Seller Indemnitee shall be borne by the Purchaser. The Claims Notice may be amended on one or more occasions with respect to the amount of the Asserted Liability at any time prior to final resolution of the obligation to indemnify relating to the Asserted Liability. The Purchaser shall not, without the written consent of the Seller Indemnitee, settle or compromise any such claim or consent to the entry of any judgment which does not include any unconditional term releasing the Indemnified Party from all liability in respect of such Asserted Liability.

ARTICLE XII
CONDITIONS PRECEDENT TO THE PURCHASER'S OBLIGATIONS

The obligations of the Purchaser to close under this Agreement shall be subject to the following conditions (all or any of which, except the conditions of Section 12.06, may be waived in whole or in part by the Purchaser to the extent permitted by law):

12.01 Representations and Warranties True. The representations and warranties made by Seller in this Agreement shall have been true and correct when made and shall be true and correct on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such date.

12.02 Obligations Performed. The Seller shall have performed all covenants and obligations and complied with all conditions required by this Agreement to be performed or complied with by it on or before the Closing Date.

12.03 Certificate of Compliance; Secretary's Certificate. The Seller shall have executed and delivered to the Purchaser a certificate substantially in the form and substance as attached hereto as Exhibit 12.03, dated as of the Closing Date. At the Closing, Seller shall provide Purchaser with a certificate of the secretary of the Seller, dated as of the Closing Date, certifying the resolutions of the Seller's Board of Directors, or its Executive Committee, approving the sale of the assets and the assumption of the liabilities contemplated by this Agreement, certifying and attaching the Bylaws and Charter of the Seller, and also certifying the authenticity of the signatures of officers of Seller.

12.04 No Adverse Litigation. No action, suit, proceeding or Litigation shall have been instituted or threatened against the Seller or the Purchaser by or before any court or governmental agency to restrain or prohibit, or to obtain damages in respect of this Agreement or the consummation of the transactions contemplated hereby which in the opinion of the Purchaser makes it inadvisable to proceed to Closing under this Agreement.

12.05 Opinion of Counsel. The Purchaser shall have received an opinion of counsel for the Seller, dated the Closing Date, in substantially the same form and substance as the opinion attached hereto as Exhibit 12.05.

12.06 Regulatory Approvals. The Purchaser shall have obtained, at its expense, from all necessary governmental and regulatory authorities, all necessary consents to and authorizations and approvals of this Agreement and the transactions contemplated by this Agreement and the related transfers of ownership and control of all licenses, permits or other governmental authorizations necessary to carry on all aspects of the business of the Branches, and the Seller shall have obtained any consents and approvals required hereby.

12.07 Due Diligence Review. Purchaser shall have completed and be satisfied with the scope and results of a review of the business operations, assets, properties, liabilities, and other matters regarding Seller and the Branches, and shall have reached agreements with Seller satisfactory to Purchaser in all respects regarding any matter or matters relating to such investigation, including without limitation, agreements with respect to the Loans being purchased and the purchase price for Loans pursuant to Section 2.01.

12.08 Title Insurance. Purchaser shall have obtained at its own cost and expense such owner's and leasehold policies of title insurance as it shall desire, free of any exception or other qualification other than standard exceptions and exclusions.

12.09 Material Adverse Change. From the date of this Agreement until the Closing Date, no material adverse change shall have occurred or been threatened with respect to the Branches or the Purchased Assets or the Assumed Liabilities. A "material adverse change" shall mean a change of ten percent (10%) or more in the Purchased Assets or Assumed Liabilities from those existing at January 31, 2002, and any material adverse change in the composition, maturities, interest rates or other material terms of the Loans or Assumed Liabilities.

12.10 Lease of Albertville Branch. Seller shall enter into a five year lease with Purchaser for this property at a monthly rental of $14,000, and a related agreement of sales of all this property for $2,621,544, which includes $983,804 for the land, and the net depreciated book value of all improvements, which shall be $1,637,740 at the end of the lease term.

12.11 Exhibits and Schedules. Seller shall deliver to Purchaser prior to the Closing Date all schedules and exhibits required to be delivered by Seller hereunder (including all exhibits required by Article VIII hereof) in form and substance reasonably acceptable to Purchaser.

ARTICLE XIII
CONDITIONS PRECEDENT TO THE SELLER'S OBLIGATIONS

The obligations of the Seller to close under this Agreement shall be subject to the following conditions (all or any of which may be waived, in whole or in part, by the Seller to the extent permitted by law):

13.01 Representations and Warranties True. The representations and warranties made by the Purchaser in this Agreement shall have been true and correct when made and shall be true and correct on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such date.

13.02 Obligations Performed. The Purchaser shall have performed all covenants and obligations and complied with all conditions required by this Agreement to be performed or complied with by the Purchaser on or before the Closing Date.

13.03 Certificate of Compliance. The Purchaser shall have executed and delivered to the Seller a certificate in substantially the same form and substance as the one attached hereto as Exhibit 13.03, dated as of the Closing Date.

13.04 No Adverse Litigation. No action, suit or proceeding shall have been instituted or threatened against the Seller, or the Purchaser by or before any court or governmental agency to restrain or prohibit, or to obtain damages in respect of, this Agreement or the consummation of the transactions contemplated hereby which in the opinion of Seller makes it inadvisable to proceed to Closing under this Agreement.

13.05 Opinion of Counsel. The Seller shall have received an opinion of counsel for the Purchaser dated the date of Closing, in substantially the form attached hereto as Exhibit 13.05.

13.06 Approvals. The Purchaser shall have obtained the approvals referenced in Section 12.06 and the Seller shall have obtained any consents and approvals required hereby, including those set forth on Exhibit 8.06.

ARTICLE XIV
CLOSING

14.01 Time and Place. The hour, date and location of Closing under this Agreement shall be at a location and on a date mutually acceptable to Purchaser and Seller as soon as practicable after the receipt of all regulatory and governmental approvals and other consents and the expiration of any required waiting period (the "Closing Date").

ARTICLE XV
TERMINATION

15.01 Methods of Termination. This Agreement may be terminated as follows:

(a) at any time by the mutual written consent of the Purchaser and the Seller;

(b) by the Purchaser in writing at any time that it determines in good faith that the conditions set forth in Article XII of this Agreement will not be met by May 3, 2002;

(c) by the Seller in writing at any time that it determines in good faith that the conditions set forth in Article XIII of this Agreement will not be met by May 3, 2002;

(d) by the Seller or the Purchaser in writing at any time after any of the regulatory authorities has denied any application of the other party for approval of the transactions contemplated herein;

(e) by the Purchaser in writing on or before the Closing Date if as a result of its due diligence review or its review of the exhibits and schedules to be provided by Seller pursuant to this Agreement and attached hereto, it discovers a fact, circumstance or valuation issue that makes it inadvisable in Purchaser's sole discretion for Purchaser to proceed with the transaction contemplated hereby;

(f) by the Purchaser or the Seller if the Closing shall not have occurred on or prior to May 3, 2002, unless the failure of such occurrence is due to the failure of the party seeking termination failing to perform or observe any of its agreements and conditions set forth herein.

(g) any time on or prior to the Closing Date, by Purchaser or Seller in writing if the other shall have been in breach of any representation and warranty in any material respect (as if such representation and warranty had been made on and as of the date hereof and on the date of the notice of breach referred to below), or in breach of any covenant, undertaking or obligation contained herein, and such breach has not been cured by the earlier of 30 days after the giving of notice to the breaching party of such breach or the Closing Date.

15.02 Procedure Upon Termination. In the event of termination pursuant to Section 15.01 hereof, written notice thereof shall forthwith be given to the other party in accordance with Section 17.08 of this Agreement, and this Agreement shall terminate immediately unless an extension is consented to by the party having the right to terminate. If this Agreement is terminated as provided herein:

(a) each party will return all documents, work papers and other materials and information of the other party relating to this transaction, whether obtained before or after the execution hereof, to the party furnishing the same;

(b) all information received by either party hereto with respect to the business of the other party (other than information which is a matter of public knowledge or which has heretofore been or hereafter published in any publication for public distribution or filed as public information with any governmental authority) shall not at any time be used for any business purpose by such party or disclosed or delivered by such party to third persons; and

(c) If the termination is due to a failure or breach on the part of the Purchaser, the Purchaser shall immediately pay the Seller 50% of the total out of pocket costs expended for notices to customers and joint mailings as provided in section 10.04, as approved at such time.

ARTICLE XVI
MUTUAL COVENANTS AND AGREEMENTS

16.01 Cooperation. Subject to the terms and conditions hereof, each party hereto agrees promptly to take, or cause to be taken, all commercially reasonable actions and to do or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations, or otherwise, including, without limitation, attempting to obtain all necessary consents, waivers and regulatory approvals, to consummate and make effective at the earliest practicable time, the transactions contemplated by this Agreement. The officers and employees of each party shall fully cooperate with officers and employees, accountants, counsel and other representatives of the other in all matters contemplated by this Agreement.

16.02 Assignments of Certain Assets. Seller and Purchaser hereby agree that Purchaser (in its sole discretion) may direct that at Closing Seller assign the Discounted Loans, Other Real Estate and any other low quality assets directly to a subsidiary or other affiliate of Purchaser; *provided,* that such transfer to a subsidiary or other affiliate of Purchaser shall not affect Purchaser's obligation to pay, or cause the payment of, the Purchase Price for such assets.

ARTICLE XVII
MISCELLANEOUS

17.01 Modifications and Waivers. This Agreement may not be modified except by an instrument in writing duly executed by the parties. Any waiver of any term of this Agreement must be in writing.

17.02 No Brokers or Finders. The Purchaser and the Seller each represent and warrant to each other that no broker or finder has been employed by or has acted for it in connection with this Agreement or the transactions contemplated hereby, and each party agrees to indemnify the other against all losses, costs, damages or expenses arising out of claims for fees or commissions of brokers or finders alleged to have been employed or engaged by such party.

17.03 Survival of Representations and Warranties. All representations and warranties contained herein and in any written agreement or instrument delivered or executed in connection herewith are true at and as of the times provided herein, and all of which will survive the execution and delivery of this Agreement, any examination on behalf of any party hereto, and the consummation of all transactions contemplated herein.

17.04 Binding Effect. All terms of this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.'

17.05 Counterparts. This Agreement is being executed simultaneously in two or more identical counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

17.06 Expenses. Each party shall bear its own expenses incurred in connection with this Agreement and all transactions contemplated herein.

17.07 Notices and Primary Contact Personnel. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand, overnight courier or if mailed, postage prepaid, by United States first class mail, or facsimile transmission to the other party at its address shown on Exhibit 17.07 hereto. The parties hereto, as a matter of convenience, are designating primary contact personnel on

Exhibit 17.07, and each party may contact such persons in day-to-day, routine dealings with the other party leading up to and following the Closing.

17.08 Publicity. The Purchaser and the Seller shall cooperate with each other as to the content and timing of public and customer filings, publicity, press releases and announcements concerning this Agreement, and all transactions contemplated hereby, and prior to releasing any such information each party will send such material to the other party for its review and consent, which consent may not be withheld unreasonably.

17.09 Time of the Essence. The parties hereto acknowledge that time is of the essence with respect to the performance of this Agreement and the consummation of the transactions contemplated herein in accordance with the terms hereof.

17.10 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Alabama applicable to contracts made and to be performed wholly within such state.

17.11 Cover, Index and Headings, Etc. The cover, index and headings contained in this Agreement are for convenience of reference only and shall not affect the meaning or interpretation hereof. The use of the singular in this Agreement shall be deemed to be or include the plural (and vice versa), whenever appropriate. The words "include," "including" and similar phrases shall mean including, without limitation, by enumeration or otherwise.

17.12 Severability. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable, the balance of this Agreement shall remain in full force and effect except to the extent otherwise agreed by the parties in writing.

17.13 Entire Agreement. This Agreement including any exhibits hereto, represent the entire agreement of the parties relating to the subject matter hereof. All prior negotiations and understandings between the parties are merged into this Agreement and there are no understandings or agreements other than those incorporated herein.

17.14 Arbitration. All disputes arising or otherwise under this Agreement shall be resolved first by the senior executive officers of each party, and if they cannot resolve such disputes within 30 days, then by each party's chief executive officers and if such chief executive officers cannot resolve such dispute within 30 days, then by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Arbitration shall be by a single arbitrator experienced in the matters at issue and selected by Seller and Purchaser in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration shall be held in such place in Atlanta, Georgia as may be specified by the arbitrator (or any place agreed to by Seller and Purchaser). The decision of the arbitrator shall be final and binding as to any matters submitted under this Section 17.14; *provided, however,* if necessary, such decision and satisfaction procedure may be enforced by either Seller or Purchaser in any court of record having jurisdiction over the subject matter or over any of the parties to this Agreement. All costs and expenses incurred in connection with any such arbitration proceeding (including reasonable attorney's fees) shall be borne by the party against which the decision is rendered, or, if no decision is rendered, such costs and expenses shall be borne equally by the Seller and Purchaser. If the arbitrator's decision is a compromise, the determination of which party or parties bears the costs and expenses incurred in connection with any such arbitration proceeding shall be made by the arbitrator on the basis of the arbitrator's assessment of the relative merits of the parties' positions.

[Signatures on Next Page]

IN WITNESS WHEREOF, Purchaser and Seller have caused this Agreement to be executed by their respective duly authorized officers and their respective corporate seals to be affixed hereto as of the day and year first above written.

PEOPLES BANK OF NORTH ALABAMA

By: ______________________
Its: Pres & CEO

ATTEST:

____
Its Sr. V-P

[CORPORATE SEAL]

COMMUNITY BANK

By: ______________________
Its: Chairman & CEO

ATTEST:

____
Its Secretary

[CORPORATE SEAL]

STATE OF ALABAMA)
)
CULLMAN COUNTY)

I, Aundrea Kelley, a Notary Public in and for said county in said state hereby certify that Robin Cummings as President & C.E.O. and Kenneth Weldon as SR V.P. of Peoples Bank of North Alabama, whose names are signed to the foregoing agreement, and who are known to me, acknowledged before me on this day that being informed of the contents of this agreement, they, as such officers and with full authority, executed the same voluntarily for and as the act of said corporation.

Given under my hand and seal this 25th day of February, 2002.

Aundrea Kelley
Notary Public
My Commission expires: 9-13-03

[NOTARIAL SEAL]

STATE OF ALABAMA)
)
BLOUNT COUNTY)

I, Elaine E. Corvin, a Notary Public in and for said county in said state hereby certify that Kennon R. Patterson, Sr as Chairman & CEO and William H. Caughran as Secretary of Community Bank, whose names are signed to the foregoing agreement, and who are known to me, acknowledged before me on this day that being informed of the contents of this agreement, they, as such officers and with full authority, executed the same voluntarily for and as the act of said corporation.

Given under my hand and seal this 25th day of February, 2002.

Elaine E Corvin
Notary Public
My Commission expires: August 1, 2005

[NOTARIAL SEAL]

ACQUISITION AGREEMENT
EXHIBIT 2.01(a)(1)

Discounted Loans:

See Attached List of Discounted Loans

ACQUISITION AGREEMENT
EXHIBIT 2.01(a)(2)

Regular Loans:

See Attached List of Regular Loans

ACQUISITION AGREEMENT
EXHIBIT 2.01(i)

Other Real Estate:

NONE

ACQUISITION AGREEMENT
EXHIBIT 2.08

NONE

ACQUISITION AGREEMENT
EXHIBIT 3.01

Description of liabilities assumed by Purchaser:

See Attached List of Deposits

See Attached List of Certificates of Deposit

See Attached List of Safe Deposit Boxes

See Attached List of Operating Leases

Terms of Operating Leases

Location	Date Signed	Lessor	Status	Terms	Expiration Date
Lease #001 Arab Downtown Building Can renew for one additional five(5) year term. No special notice requirements or deadlines. Sent renewal notice 2/28/01 Marshall County	4/30/86	Ozell Leak	Active	$800/month...4/30/91 $1,300/month ... 4/30/96 Option - $1,800/month ...5/1/96 - 4/30/2001 Option - $2,300/month ...5/1/2001 - 4/30/2006	4/30/2006 **Montlhy Payment** **$2,300.00**
Lease #002 Arab Downtown Lot Can renew for one more fiver (5) year term. No time period for notice. Sent renewal notice 2/28/01 Marshall County	10/21/86	Wanda & Harry B. Black	Active	$300/Month...9/30/91 $485/Month... 10/1/91 - 9/30/2001 Option - $670/Month ...10/1/96 - 9/30/2001 Option - $855/Month ...10/1/2001 - 9/30/2006	9/30/2006 **Montlhy Payment** **$855.00**
Lease #020 Wal-Mart /Guntersville Must give notice of intent 100 days before 10/31/2002. Marshall County	10/27/97	Wal-Mart Stores, Inc.	Active	$2,083.33/Mth... 10/97 - 10/31/02 (not paid initially until 1/98) $2,083.33/Mth... 11/1/2002 - 10/31/2007 (renewal) $2,083.33/Mth... 11/1/2007 - 10/31/2012 (renewal) Key Payment of $25,000 amortized over 15 years $138.89 through 10/20??	4/1/2002 **Montlhy Payment** **$2,083.33**
Lease #033 G'ville & Demopolis Community Bank This is for two separate mobile units. Guntersville and Dempolois $1,365.60 (each) Marshall County	6/1/98	T & K Leasing	Active	MONTH TO MONTH	**Montlhy Payment** **$1,365.60**

Total Monthly Payments $8,103.93

Terms of Operating Leases

Location	Date Signed	Lessor		Terms	Expiration Date
Lease #037	7/1/98	Emmett M. Coshatt		18 months	
Guntersville Marshall County		Community Bank Temp Loc.	Active	**MONTH TO MONTH** Initial terms/4/1/98 - 8/30/99 @1500.00/month Renewal option - 12 successive 1 month terms $1,500/month	Montlhy Payment **$1,500.00**

Total Monthly Payments $8,103.93

ACQUISITION AGREEMENT
EXHIBIT 3.03

ASSUMPTION OF LIABILITIES

This Assumption of Liabilities is made this 31st day of May, 2002, by Peoples Bank of North Alabama (the "Purchaser").

WITNESSETH

WHEREAS, Purchaser and Community Bank (the "Seller"), have entered into an Acquisition Agreement dated as of February 25, 2002 (the "Agreement"), which provides for the Purchaser to assume and agree to perform, discharge and pay the Assumed Liabilities, as such term is defined in the Agreement.

NOW, THEREFORE, Purchaser, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, pursuant to the Agreement, hereby assumes and agrees to pay and discharge the Assumed Liabilities that are attributable to the Branches, as such term is defined in the Agreement, including, but not limited to:

(a) all deposit liabilities for deposit accounts maintained at the Branches with accrued interest, except those accounts specifically shown on Attachment 1 hereto;

(b) the Seller's duties and obligations with respect to the safe deposit box business of the Branches in accordance with the form of safe deposit box agreements which have been delivered to Purchaser, the list of renters of said boxes being shown on Attachment 2 hereto;

(c) all leases (whether of real or personal property) assigned, sold, transferred and delivered to Purchaser and described in Attachment 3 hereto.

[Signatures on next page]

IN WITNESS WHEREOF, Purchaser acting through its duly authorized officers has executed this Assumption of Liabilities in accordance with Section 3.03 of the Agreement as of the day and year first above written.

PEOPLES BANK OF NORTH ALABAMA

By ____________________
Its President & CEO

ATTEST:

____
Its VP

[CORPORATE SEAL]

ATL01/11191862v1

ACQUISITION AGREEMENT
EXHIBIT 5.01

THIS SETTLEMENT STATEMENT IS PREPARED and delivered pursuant to Section 5.01 of that certain Acquisition Agreement dated as of February 25, 2002 (the "Agreement"), among Peoples Bank of North Alabama (the"Purchaser"), and Community Bank (the "Seller"). On behalf of the Seller, the undersigned certifies to the Purchaser and its successors and assigns, that the following is the computation of the cash due to (from) the Purchaser in settlement at closing.

	Amount at Closing	30-Day Average
Total deposit liabilities assumed at closing (including Accrued Interest):		
Demand	22,680,029	23,305,817
Securities Sold under Agreement to Repurchase	-	-
Savings	7,170,363	8,016,003
Certificates of Deposit under $100M	30,924,563	30,355,077
Accrued Interest	466,098	
Total Core Deposits	61,241,053	61,676,897
CD's over $100M and Public Funds Time Deposits	19,992,137	20,607,687
Total Deposits	81,233,190	82,284,584

Adjustments to Prorate Expenses:		
Plus:	Accrued Property Taxes	9,439
Minus:	Security Deposit to Walmart	2,083
	SSE Contract Buyout	11,642
	Diebold Contract Buyout	1,082
	Total Adjustments	(5,368)
Fixed Assets and leasehold improvements per Agreement		
	Book Value of Fixed Assets	1,080,565
	Net Fixed Assets	1,080,565
Loans Received by Purchaser, including Accrued Interest		
	Gross Loans	58,461,983
	Accrued Interest	379,814
	Net Loans	58,841,797
	Less: Discount	393,620
		58,448,177

Repos	33,560
Cash and Cash Items	1,338,416
Total Assets	60,900,718
Premium Due to Seller 8% of Total Core Deposits	4,934,152
Cash due to Purchaser	15,392,952

The undersigned further certifies that the above computation as set forth above has been done in accordance with the Agreement based upon the information for May 29, 2002 available at the beginning of business on May 30, 2002.

COMMUNITY BANK

By [signature]

Its CFO

UNDERSTOOD, AGREED AND ACCEPTED by the undersigned duly authorized officers of the PURCHASER this _____ day of __________, 2002.

PEOPLES BANK OF NORTH ALABAMA

By [signature]

Its President + C.E.O

ATTEST:

[signature]

Its Vice Pres

[CORPORATE SEAL]

Repos	33,560
Cash and Cash Items	1,338,416
Total Assets	60,900,718
Premium Due to Seller 8% of Total Core Deposits	4,934,152
Cash due to Purchaser	15,392,952

The undersigned further certifies that the above computation as set forth above has been done in accordance with the Agreement based upon the information for May 29, 2002 available at the beginning of business on May 30, 2002.

COMMUNITY BANK

By ______________________

Its ______________________

UNDERSTOOD, AGREED AND ACCEPTED by the undersigned duly authorized officers of the PURCHASER this _____ day of ___________, 2002.

PEOPLES BANK OF NORTH ALABAMA

By [signature]

Its President + C.E.O.

ATTEST:

[signature]

Its Vice Pres

[CORPORATE SEAL]

ACQUISITION AGREEMENT
EXHIBIT 5.02

THIS SETTLEMENT STATEMENT IS PREPARED and delivered pursuant to Section 5.01 of that certain Acquisition Agreement dated as of February 25, 2002 (the "Agreement"), among Peoples Bank of North Alabama (the"Purchaser"), and Community Bank (the "Seller"). On behalf of the Seller, the undersigned certifies to the Purchaser and its successors and assigns, that the following is the computation of the cash due to (from) the Purchaser in settlement at closing.

	Amount at Closing	30-Day Average
Total deposit liabilities assumed at closing (including Accrued Interest):		
Demand	22,957,158	23,261,714
Securities Sold under Agreement to Repurchase	-	-
Savings	7,287,804	7,967,446
Certificates of Deposit under $100M	30,890,456	30,395,073
Accrued Interest	336,591	
Total Core Deposits	61,472,009	61,624,233
CD's over $100M and Public Funds Time Deposits	18,082,795	20,501,535
Total Deposits	79,554,804	82,125,768
Adjustments to Prorate Expenses:		
Plus: Accrued Property Taxes	9,439	
Minus: Security Deposit to Walmart	2,083	
SSE Contract Buyout	11,642	
Diebold Contract Buyout	1,082	
Total Adjustments	(5,368)	
Fixed Assets and leasehold improvements per Agreement		
Book Value of Fixed Assets	1,080,565	
Net Fixed Assets	1,080,565	
Loans Received by Purchaser, including Accrued Interest		
Gross Loans	59,186,797	
Accrued Interest	361,049	
Net Loans	59,547,846	
Less: Discount	393,620	
	59,154,226	

Repos	33,560
Cash and Cash Items	573,795
Total Assets	60,842,146
Premium Due to Seller	
8% of Total Core Deposits	4,929,939
Additional Premium on 2 DDA settled after closing	2,535
Cash due to Purchaser	13,774,816
Cash previously wired	(15,392,952)
Additional Cash due to purchaser	(1,618,136)

The undersigned further certifies that the above computation as set forth above has been done in accordance with the Agreement based upon the information for May 31, 2002 available at the beginning of business on June 3, 2002.

COMMUNITY BANK

By [signature]

Its CFO.

UNDERSTOOD, AGREED AND ACCEPTED by the undersigned duly authorized officers of the PURCHASER this _____ day of __________, 2002.

PEOPLES BANK OF NORTH ALABAMA

By ____________________________

Its ____________________________

ATTEST:

____

Its ____________________________

[CORPORATE SEAL]

Repos	33,560
Cash and Cash Items	573,795
Total Assets	60,842,146
Premium Due to Seller	
8% of Total Core Deposits	4,929,939
Additional Premium on 2 DDA settled after closing	2,535
Cash due to Purchaser	13,774,816
Cash previously wired	(15,392,952)
Additional Cash due to purchaser	(1,618,136)

The undersigned further certifies that the above computation as set forth above has been done in accordance with the Agreement based upon the information for May 31, 2002 available at the beginning of business on June 3, 2002.

COMMUNITY BANK

By ____________________________

Its ____________________________

UNDERSTOOD, AGREED AND ACCEPTED by the undersigned duly authorized officers of the PURCHASER this _____ day of ___________, 2002.

PEOPLES BANK OF NORTH ALABAMA

By [signature]

Its President & C.E.O.

ATTEST:

[signature] Lori Allen

Its VP

[CORPORATE SEAL]

ACQUISITION AGREEMENT
EXHIBIT 8.02

NONE

ACQUISITION AGREEMENT
EXHIBIT 8.03

Description of real estate to be transferred by the Seller:

SEND TAX NOTICE TO:
Peoples Bank of North Alabama
811 2nd Avenue, S.W.
Cullman, Alabama 35055

This instrument was prepared by:
William H. Caughran/jo
P.O. Box 1000
Blountsville, Alabama 35031

CORPORATION FORM WARRANTY DEED

STATE OF ALABAMA)
BLOUNT COUNTY) KNOW ALL MEN BY THESE PRESENTS:

That in consideration of THREE HUNDRED AND SIXTEEN THOUSAND AND EIGHTY-NINE DOLLARS AND EIGHTY-EIGHT CENTS ($316,089.88) AND OTHER VALUABLE CONSIDERATION

to the undersigned grantor, COMMUNITY BANK, an Alabama banking corporation, in hand paid by

PEOPLES BANK OF NORTH ALABAMA

the receipt of which is hereby acknowledged, the said COMMUNITY BANK, does by these presents, grant, bargain, sell and convey unto the said

PEOPLES BANK OF NORTH ALABAMA

the following described real estate, situated in

MARSHALL County, Alabama, to-wit:

Begin at the Northeast corner of the Northwest 1/4 of the Northeast 1/4 of Section 23, Township 8 South, Range 1 East, thence west along the Section line approximately 1128.5 feet to the East right-of-way line of U.S. 231 by-pass to the City of Arab, Alabama; thence South along said right-of-way line 343.9 feet; thence East and perpendicular to said right-of-way line for a distance of 217.4 feet for a point of beginning for the land herein described; thence West and perpendicular to said right-of-way line of said U.S. 231 by-pass 217.4 feet; thence South along said East right-of-way line of said by-pass for a distance of 175 feet; thence East and perpendicular to said East right-of-way line of said by-pass for a distance of 160 feet; thence Northeasterly along a 20 degree curve with a radius of 286 feet to the point of beginning.

TO HAVE AND TO HOLD to the said PEOPLES BANK OF NORTH ALABAMA, and its successors and assigns forever.

And said COMMUNITY BANK does for itself, its successors and assigns, covenant with said PEOPLES BANK OF NORTH ALABAMA, its successors and assigns, that it is lawfully seized in fee simple of said premises; that they are free from all encumbrances, unless otherwise noted above; that it has a good right to sell and convey the same as aforesaid; that it will and its successors and assigns shall, warrant and defend the same to the said, their heirs executors and assigns forever, against the lawful claims of all persons.

IN WITNESS WHEREOF, the said , by its President, who is authorized to execute this conveyance, has hereto set its signature and seal, this the 24 day of May, 2002 to be effective as of May 31, 2002..

By: ______________________
Loy McGruder
Its: President

STATE OF ALABAMA)
BLOUNT COUNTY)

I, the undersigned, a Notary Public in and for said County in said State, hereby certify that Loy McGruder, whose named as President of COMMUNITY BANK, an Alabama banking corporation, is signed to the foregoing instrument and who is known to me, acknowledged before me on this day, that, being informed of the contents of the instrument, as such officers and with full authority, executed the same voluntarily for and as the act of said corporation.

Given under my hand and seal of office this 24th day of May, 2002.

Suzanne Robertson
NOTARY PUBLIC
MY COMMISSION EXPIRES 1-12-2003

(NOTARY SEAL)

ACQUISITION AGREEMENT
EXHIBIT 8.04

Description of personal property to be transferred by the Seller:

#10

STATE OF ALABAMA
DEPARTMENT OF REVENUE

ALABAMA GREAT SEAL

CERTIFICATE OF TITLE FOR A VEHICLE 0473

TITLE NO.	VEHICLE IDENTIFICATION NUMBER	TRANS. CODE	DATE ISSUED
18910305	1G4HR52K5TH412632	01	12/27/95

YR. MODEL	MAKE	MODEL	BODY TYPE	PREV AL TITLE NO.
96	BUIC	LESABRE	4S	

CYL	NEW	USED	DEMO	PURCHASE DATE	NO. LIENS	COLOR	ODOMETER
06	XX			11/25/95	0	WHITE	0000127

NAME(S) AND MAILING ADDRESS OF OWNER(S)

COMMUNITY BANK
P O BOX 523
ARAB AL 35016

MAIL TO

COMMUNITY BANK
P O BOX 523
ARAB AL 35016-0523

RESIDENT ADDRESS IF DIFFERENT

COMMUNITY BANK
130 N MAIN ST
ARAB AL 35016

LEGEND(S) ODOMETER READING IS THE ACTUAL MIL EAGE

1ST LIENHOLDER'S NAME ADDRESS AND LIEN DATE

2ND LIENHOLDER'S NAME ADDRESS AND LIEN DATE

RELEASE OF LIEN
The holder of Lien on the vehicle described in this Certificate does hereby state that the lien described in said Certificate of Title is released and discharged.

First Lienholder

By ______ Signature of Authorized Agent

Date ______

Second Lienholder

By ______ Signature of Authorized Agent

Date ______

This certificate serves as an official document of the Department of Revenue and prima facie evidence that an application for certificate of title has been made for the vehicle described herein, pursuant to the provisions of the Motor Vehicle laws of this state, and the applicant named on the face hereof has been duly recorded as the lawful owner of the vehicle so described. Further, the said vehicle is subject to the security interest by lien(s) shown hereon, if any. But, said described vehicle may be subject to a mechanic's lien or a lien given by statute to the United States, this State or any political subdivision of this State or other encumbrances not required to be filed with this Department.

COMMISSIONER OF REVENUE

CONTROL NUMBER
17869001

KEEP IN A SAFE PLACE - ANY ALTERATION OR ERASURE VOIDS THIS TITLE.

FORM NO. MVT 8-1 (12-14-93)

FEDERAL and State Law requires that you state the mileage in connection with transfer of ownership. Failure to complete ODOMETER STATEMENT OR providing a FALSE STATEMENT may result in fines and/or imprisonment.

*** NOTICE: ANY ALTERATION OR ERASURE VOIDS THE ASSIGNMENT and all assignments that follow ***

- **ASSIGNMENT OF TITLE BY REGISTERED OWNER** (not valid unless completed in full)–I/we warrant this Title and certify that the vehicle described herein has been transferred on 5 /31 /02 to the following:

Buyer(s)- Peoples Bank of North Alabama Address- 811 2nd Ave. S.W. Cullman, AL

I certify to the best of my knowledge that the ODOMETER READING is the ACTUAL MILEAGE of the vehicle unless one of the following statements is checked:

▶ 156,422 NO TENTHS
ODOMETER READING

*CAUTION: READ CAREFULLY BEFORE YOU CHECK A BLOCK

☐ 1. The mileage stated is in excess of its mechanical limits.
☐ 2. The odometer reading is not the Actual Mileage.–
WARNING-ODOMETER DISCREPANCY

SIGNATURE(S): of Buyer(s)-X ______ of Seller(s)-X Community Bank [signature]

PRINTED NAME(S): of Buyer(s)- ______ of Seller(s)- William H. Caughran, Jr., SVP

LIENHOLDER TO BE RECORDED AND SHOWN ON NEW TITLE: (IF NONE, STATE "NONE")

NAME OF 1st LIENHOLDER: ______ ADDRESS: ______

- **FIRST RE-ASSIGNMENT BY LICENSED DEALER • SELLING DEALER'S STATE Lic. No.** ______

I/we warrant this Title and certify that the vehicle described herein has been transferred to the following:

Buyer(s)- ______ Address- ______

I certify to the best of my knowledge that the ODOMETER READING is the ACTUAL MILEAGE of the vehicle unless one of the following statements is checked:

▶ ______ NO TENTHS
ODOMETER READING

*CAUTION: READ CAREFULLY BEFORE YOU CHECK A BLOCK

☐ 1. The mileage stated is in excess of its mechanical limits.
☐ 2. The odometer reading is not the Actual Mileage.–
WARNING-ODOMETER DISCREPANCY

Date of Sale / /

SIGNATURE(S): of Buyer(s)-X ______ of Seller(s)-X ______

PRINTED NAME: of Buyer(s)- ______ of Seller(s)- ______

LIENHOLDER TO BE RECORDED AND SHOWN ON NEW TITLE: (IF NONE, STATE "NONE")

NAME OF 1st LIENHOLDER: ______ ADDRESS: ______

- **SECOND RE-ASSIGNMENT BY LICENSED DEALER • SELLING DEALER'S STATE Lic. No.** ______

I/we warrant this Title and certify that the vehicle described herein has been transferred to the following:

Buyer(s)- ______ Address- ______

I certify to the best of my knowledge that the ODOMETER READING is the ACTUAL MILEAGE of the vehicle unless one of the following statements is checked:

▶ ______ NO TENTHS
ODOMETER READING

*CAUTION: READ CAREFULLY BEFORE YOU CHECK A BLOCK

☐ 1. The mileage stated is in excess of its mechanical limits.
☐ 2. The odometer reading is not the Actual Mileage.–
WARNING-ODOMETER DISCREPANCY

Date of Sale / /

SIGNATURE(S): of Buyer(s)-X ______ of Seller(s)-X ______

PRINTED NAME: of Buyer(s)- ______ of Seller(s)- ______

LIENHOLDER TO BE RECORDED AND SHOWN ON NEW TITLE: (IF NONE, STATE "NONE")

NAME OF 1st LIENHOLDER: ______ ADDRESS: ______

- **THIRD RE-ASSIGNMENT BY LICENSED DEALER • SELLING DEALER'S STATE Lic. No.** ______

I/we warrant this Title and certify that the vehicle described herein has been transferred to the following:

Buyer(s)- ______ Address- ______

I certify to the best of my knowledge that the ODOMETER READING is the ACTUAL MILEAGE of the vehicle unless one of the following statements is checked:

▶ ______ NO TENTHS
ODOMETER READING

*CAUTION: READ CAREFULLY BEFORE YOU CHECK A BLOCK

☐ 1. The mileage stated is in excess of its mechanical limits.
☐ 2. The odometer reading is not the Actual Mileage.–
WARNING-ODOMETER DISCREPANCY

Date of Sale / /

SIGNATURE(S): of Buyer(s)-X ______ of Seller(s)-X ______

PRINTED NAME: of Buyer(s)- ______ of Seller(s)- ______

LIENHOLDER TO BE RECORDED AND SHOWN ON NEW TITLE: (IF NONE, STATE "NONE")

NAME OF 1st LIENHOLDER: ______ ADDRESS: ______

#B BOAZ

STATE OF ALABAMA
DEPARTMENT OF REVENUE

ALABAMA GREAT SEAL

CERTIFICATE OF TITLE FOR A VEHICLE 0817

TITLE NO.	VEHICLE IDENTIFICATION NUMBER	TRANS. CODE	DATE ISSUED
22744987	1G4HP52K7WH445786	01	06/16/1998

YR. MODEL	MAKE	MODEL	BODY TYPE	PREV AL TITLE NO.
1998	BUICK	LESABRE	4S	

CYL	NEW	USED	DEMO	PURCHASE DATE	NO. LIENS	COLOR	ODOMETER
06	XX			04/16/1998	0	GREEN	0000027

NAME(S) AND MAILING ADDRESS OF OWNER(S)

COMMUNITY BANK

P O BX 1000
BLOUNTSVILLE AL 35031

MAIL TO

COMMUNITY BANK
P O BX 1000
BLOUNTSVILLE AL 35031-1000

RESIDENT ADDRESS IF DIFFERENT

COMMUNITY BANK
68149 MAIN ST
BLOUNTSVILLE AL 35031

LEGEND(S) ODOMETER READING IS THE ACTUAL MIL EAGE

RELEASE OF LIEN

The holder of Lien on the vehicle described in this Certificate does hereby state that the lien described in said Certificate of Title is released and discharged.

First Lienholder

By ____________ Signature of Authorized Agent

Date ____________

Second Lienholder

By ____________ Signature of Authorized Agent

Date ____________

1ST LIENHOLDER'S NAME ADDRESS AND LIEN DATE

2ND LIENHOLDER'S NAME ADDRESS AND LIEN DATE

This certificate serves as an official document of the Department of Revenue and prima facie evidence that an application for certificate of title has been made for the vehicle described herein, pursuant to the provisions of the Motor Vehicle laws of this state, and the applicant named on the face hereof has been duly recorded as the lawful owner of the vehicle so described. Further, the said vehicle is subject to the security interest by lien(s) shown hereon, if any. But, said described vehicle may be subject to a mechanic's lien or a lien given by statute to the United States, this State or any political subdivision of this State or other encumbrances not requiried to be filed with this Department.

CONTROL NUMBER

21245588

COMMISSIONER OF REVENUE

KEEP IN A SAFE PLACE — ANY ALTERATION OR ERASURE VOIDS THIS TITLE

FORM NO. MVT 8-1112-14-83 AMERICAN BANK NOTE COMPANY

FEDERAL and State Law requires that you state the mileage in connection with transfer of ownership. Failure to complete ODOMETER STATEMENT OR providing a FALSE EMENT may result in fines and/or imprisonment.

***** NOTICE: ANY ALTERA OR ERASURE VOIDS THE ASSIGNMENT an assignments that follow *****

- **ASSIGNMENT OF TITLE BY REGISTERED OWNER** (not valid unless completed in full)–I/we warrant this Title and certify that the vehicle described herein has been transferred on 5 / 31 / 02 to the following:

Buyer(s)- Peoples Bank of North Alabama Address- 811 2nd Ave SW Cullman AL

I certify to the best of my knowledge that the ODOMETER READING is the ACTUAL MILEAGE of the vehicle unless one of the following statements is checked:

48,701 | NO TENTHS
ODOMETER READING

*CAUTION: READ CAREFULLY BEFORE YOU CHECK A BLOCK

☐ 1. The mileage stated is in excess of its mechanical limits.
☐ 2. The odometer reading is not the Actual Mileage.– WARNING-ODOMETER DISCREPANCY

SIGNATURE(S): of Buyer(s)-X ______ of Seller(s)-X Community Bank By: William H Caughran

PRINTED NAME(S): of Buyer(s)- ______ of Seller(s)- William H. Caughran, Jr., SVP

LIENHOLDER TO BE RECORDED AND SHOWN ON NEW TITLE: (IF NONE, STATE "NONE")
NAME OF 1st LIENHOLDER: ______ ADDRESS: ______

- **FIRST RE-ASSIGNMENT BY LICENSED DEALER • SELLING DEALER'S STATE Lic. No.** ______
I/we warrant this Title and certify that the vehicle described herein has been transferred to the following:

Buyer(s)- ______ Address- ______

I certify to the best of my knowledge that the ODOMETER READING is the ACTUAL MILEAGE of the vehicle unless one of the following statements is checked:

______ | NO TENTHS
ODOMETER READING

*CAUTION: READ CAREFULLY BEFORE YOU CHECK A BLOCK

☐ 1. The mileage stated is in excess of its mechanical limits.
☐ 2. The odometer reading is not the Actual Mileage.– WARNING-ODOMETER DISCREPANCY

Date of Sale / /

SIGNATURE(S): of Buyer(s)-X ______ of Seller(s)-X ______

PRINTED NAME: of Buyer(s)- ______ of Seller(s)- ______

LIENHOLDER TO BE RECORDED AND SHOWN ON NEW TITLE: (IF NONE, STATE "NONE")
NAME OF 1st LIENHOLDER: ______ ADDRESS: ______

- **SECOND RE-ASSIGNMENT BY LICENSED DEALER • SELLING DEALER'S STATE Lic. No.** ______
I/we warrant this Title and certify that the vehicle described herein has been transferred to the following:

Buyer(s)- ______ Address- ______

I certify to the best of my knowledge that the ODOMETER READING is the ACTUAL MILEAGE of the vehicle unless one of the following statements is checked:

______ | NO TENTHS
ODOMETER READING

*CAUTION: READ CAREFULLY BEFORE YOU CHECK A BLOCK

☐ 1. The mileage stated is in excess of its mechanical limits.
☐ 2. The odometer reading is not the Actual Mileage.– WARNING-ODOMETER DISCREPANCY

Date of Sale / /

SIGNATURE(S): of Buyer(s)-X ______ of Seller(s)-X ______

PRINTED NAME: of Buyer(s)- ______ of Seller(s)- ______

LIENHOLDER TO BE RECORDED AND SHOWN ON NEW TITLE: (IF NONE, STATE "NONE")
NAME OF 1st LIENHOLDER: ______ ADDRESS: ______

- **THIRD RE-ASSIGNMENT BY LICENSED DEALER • SELLING DEALER'S STATE Lic. No.** ______
I/we warrant this Title and certify that the vehicle described herein has been transferred to the following:

Buyer(s)- ______ Address- ______

I certify to the best of my knowledge that the ODOMETER READING is the ACTUAL MILEAGE of the vehicle unless one of the following statements is checked:

______ | NO TENTHS
ODOMETER READING

*CAUTION: READ CAREFULLY BEFORE YOU CHECK A BLOCK

☐ 1. The mileage stated is in excess of its mechanical limits.
☐ 2. The odometer reading is not the Actual Mileage.– WARNING-ODOMETER DISCREPANCY

Date of Sale / /

SIGNATURE(S): of Buyer(s)-X ______ of Seller(s)-X ______

PRINTED NAME: of Buyer(s)- ______ of Seller(s)- ______

LIENHOLDER TO BE RECORDED AND SHOWN ON NEW TITLE: (IF NONE, STATE "NONE")
NAME OF 1st LIENHOLDER: ______ ADDRESS: ______

#12

STATE OF ALABAMA
DEPARTMENT OF REVENUE

ALABAMA GREAT SEAL

CERTIFICATE OF TITLE FOR A VEHICLE 1149

TITLE NO.	VEHICLE IDENTIFICATION NUMBER	TRANS. CODE	DATE ISSUED
22817475	1G3HC52K0W4817217	01	07/01/1998

YR. MODEL	MAKE	MODEL	BODY TYPE	PREV AL TITLE NO.
1998	OLDS	98 REGENC	40	-----

CYL	NEW	USED	DEMO	PURCHASE DATE	NO. LIENS	COLOR	ODOMETER
06	XX			05/05/1998	0	SILVER	0000004

NAME(S) AND MAILING ADDRESS OF OWNER(S)

COMMUNITY BANK

P O BOX 1000
BLOUNTSVILLE AL 35016

MAIL TO

COMMUNITY BANK
P O BOX 1000
BLOUNTSVILLE AL 35031-1000

RESIDENT ADDRESS IF DIFFERENT

COMMUNITY BANK
68149 MAIN ST
BLOUNTSVILLE AL 35031

LEGEND(S) ODOMETER READING IS THE ACTUAL MIL EAGE

RELEASE OF LIEN
The holder of Lien on the vehicle described in this Certificate does hereby state that the lien described in said Certificate of Title is released and discharged.

First Lienholder

By ______________________
Signature of Authorized Agent

Date ______________________

Second Lienholder

By ______________________
Signature of Authorized Agent

Date ______________________

1ST LIENHOLDER'S NAME ADDRESS AND LIEN DATE

2ND LIENHOLDER'S NAME ADDRESS AND LIEN DATE

This certificate serves as an official document of the Department of Revenue and prima facie evidence that an application for certificate of title has been made for the vehicle described herein, pursuant to the provisions of the Motor Vehicle laws of this state, and the applicant named on the face hereof has been duly recorded as the lawful owner of the vehicle so described. Further, the said vehicle is subject to the security interest by lien(s) shown hereon, if any. But, said described vehicle may be subject to a mechanic's lien or a lien given by statute to the United States, this State or any political subdivision of this State or other encumbrances not requiried to be filed with this Department.

COMMISSIONER OF REVENUE

CONTROL NUMBER

21310350

KEEP IN A SAFE PLACE — ANY ALTERATION OR ERASURE VOIDS THIS TITLE.

AMERICAN BANK NOTE COMPANY

FORM NO. MVT 5-1(12-14-83)

FEDERAL and State Law requires that you state the mileage in connection with transfer of ownership. Failure to complete ODOMETER STATEMENT OR providing a FALSE STATEMENT may result in fines and/or imprisonment.

***** NOTICE: ANY ALTERATION OR ERASURE VOIDS THE ASSIGNMENT and all assignments that follow *****

- **ASSIGNMENT OF TITLE BY REGISTERED OWNER** (not valid unless completed in full)–I/we warrant this Title and certify that the vehicle described herein has been transferred on 5 / 31 / 02 to the following:

Buyer(s)- Peoples Bank of North Alabama Address- 811 2nd Ave SW. Cullman, Al

I certify to the best of my knowledge that the ODOMETER READING is the ACTUAL MILEAGE of the vehicle unless one of the following statements is checked:

64205 NO TENTHS — ODOMETER READING

*CAUTION: READ CAREFULLY BEFORE YOU CHECK A BLOCK

☐ 1. The mileage stated is in excess of its mechanical limits.
☐ 2. The odometer reading is not the Actual Mileage.– WARNING-ODOMETER DISCREPANCY

SIGNATURE(S): of Buyer(s)-X ______ of Seller(s)-X Community Bank By: [illegible]

PRINTED NAME(S): of Buyer(s)- ______ of Seller(s)- William H. Caughran, Jr., SVP

LIENHOLDER TO BE RECORDED AND SHOWN ON NEW TITLE: (IF NONE, STATE "NONE")

NAME OF 1st LIENHOLDER: ______ ADDRESS: ______

- **FIRST RE-ASSIGNMENT BY LICENSED DEALER · SELLING DEALER'S STATE Lic. No.** ______

I/we warrant this Title and certify that the vehicle described herein has been transferred to the following:

Buyer(s)- ______ Address- ______

I certify to the best of my knowledge that the ODOMETER READING is the ACTUAL MILEAGE of the vehicle unless one of the following statements is checked:

______ NO TENTHS — ODOMETER READING

*CAUTION: READ CAREFULLY BEFORE YOU CHECK A BLOCK

☐ 1. The mileage stated is in excess of its mechanical limits.
☐ 2. The odometer reading is not the Actual Mileage.– WARNING-ODOMETER DISCREPANCY

Date of Sale / /

SIGNATURE(S): of Buyer(s)-X ______ of Seller(s)-X ______

PRINTED NAME: of Buyer(s)- ______ of Seller(s)- ______

LIENHOLDER TO BE RECORDED AND SHOWN ON NEW TITLE: (IF NONE, STATE "NONE")

NAME OF 1st LIENHOLDER: ______ ADDRESS: ______

- **SECOND RE-ASSIGNMENT BY LICENSED DEALER · SELLING DEALER'S STATE Lic. No.** ______

I/we warrant this Title and certify that the vehicle described herein has been transferred to the following:

Buyer(s)- ______ Address- ______

I certify to the best of my knowledge that the ODOMETER READING is the ACTUAL MILEAGE of the vehicle unless one of the following statements is checked:

______ NO TENTHS — ODOMETER READING

*CAUTION: READ CAREFULLY BEFORE YOU CHECK A BLOCK

☐ 1. The mileage stated is in excess of its mechanical limits.
☐ 2. The odometer reading is not the Actual Mileage.– WARNING-ODOMETER DISCREPANCY

Date of Sale / /

SIGNATURE(S): of Buyer(s)-X ______ of Seller(s)-X ______

PRINTED NAME: of Buyer(s)- ______ of Seller(s)- ______

LIENHOLDER TO BE RECORDED AND SHOWN ON NEW TITLE: (IF NONE, STATE "NONE")

NAME OF 1st LIENHOLDER: ______ ADDRESS: ______

- **THIRD RE-ASSIGNMENT BY LICENSED DEALER · SELLING DEALER'S STATE Lic. No.** ______

I/we warrant this Title and certify that the vehicle described herein has been transferred to the following:

Buyer(s)- ______ Address- ______

I certify to the best of my knowledge that the ODOMETER READING is the ACTUAL MILEAGE of the vehicle unless one of the following statements is checked:

______ NO TENTHS — ODOMETER READING

*CAUTION: READ CAREFULLY BEFORE YOU CHECK A BLOCK

☐ 1. The mileage stated is in excess of its mechanical limits.
☐ 2. The odometer reading is not the Actual Mileage.– WARNING-ODOMETER DISCREPANCY

Date of Sale / /

SIGNATURE(S): of Buyer(s)-X ______ of Seller(s)-X ______

PRINTED NAME: of Buyer(s)- ______ of Seller(s)- ______

LIENHOLDER TO BE RECORDED AND SHOWN ON NEW TITLE: (IF NONE, STATE "NONE")

NAME OF 1st LIENHOLDER: ______ ADDRESS: ______

Boaz

pril 10, 2002
:02 PM

CONSOLIDATED CBI
NET BOOK VALUE REPORT

Book: Internal FY: December

SYS No Ext	Co Ast No	Desc	In-Svc Date	Dep Meth	Rem Life	Unadjusted Basis + S179	Salvage Value	Curr Thru	Current Accum Depreciation	Sec 179	Net Bk Value	Pct Dep
002930 000		98 BUI	04/21/98	MF200	01 03	22330.47	0.00	03/31/02	13328:75	0.00	9001.72	59.7
Class A				Count=	1	22330.47	0.00		13328.75	0.00	9001.72	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						22330.47	0.00		13328.75	0.00	9001.72	
003937 000		CAPITA	06/01/00	SLMM	18 02	1696575.70	0.00	03/31/02	155519.44	0.00	1541056.26	9.2
Class B				Count=	1	1696575.70	0.00		155519.44	0.00	1541056.26	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						1696575.70	0.00		155519.44	0.00	1541056.26	
002917 000		CRT W/	05/01/98	SLMM	06 01	393.89	0.00	03/31/02	154.27	0.00	239.62	39.2
003047 000		DAT904	08/13/98	SLMM	06 04	337.51	0.00	03/31/02	123.74	0.00	213.77	36.7
003049 000		PENT 1	07/24/98	SLMM	06 04	1723.00	0.00	03/31/02	631.76	0.00	1091.24	36.7
003050 000		INSTAL	07/24/98	SLMM	06 04	2496.30	0.00	03/31/02	915.30	0.00	1581.00	36.7
003064 000		FASTPO	07/09/98	SLMM	06 03	404.55	0.00	03/31/02	151.72	0.00	252.83	37.5
003065 000		CONTRO	07/09/98	SLMM	06 03	2456.50	0.00	03/31/02	921.19	0.00	1535.31	37.5
003075 000		IBM PR	07/02/98	SLMM	06 03	695.00	0.00	03/31/02	260.62	0.00	434.38	37.5
003149 000		CAT-5	11/03/98	SLMM	06 07	1225.15	0.00	03/31/02	418.61	0.00	806.54	34.2
003595 000		CABLES	01/06/00	SLMM	07 09	11037.46	0.00	03/31/02	2483.43	0.00	8554.03	22.5
Class C				Count=	9	20769.36	0.00		6060.64	0.00	14708.72	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						20769.36	0.00		6060.64	0.00	14708.72	
003000 000		ELECTR	06/25/98	SLMM	06 03	561.60	0.00	03/31/02	210.60	0.00	351.00	37.5
003022 000		DR-UP	08/03/98	SLMM	06 04	27218.00	0.00	03/31/02	9979.93	0.00	17238.07	36.7
003032 000		CALCUL	08/06/98	SLMM	06 04	1500.00	0.00	03/31/02	550.00	0.00	950.00	36.7
003052 000		BROTHE	07/24/98	SLMM	06 04	835.50	0.00	03/31/02	306.34	0.00	529.16	36.7
003054 000		FUJITS	07/24/98	SLMM	06 04	20590.00	0.00	03/31/02	7549.67	0.00	13040.33	36.7
003058 000		STARPL	07/09/98	SLMM	06 03	4774.00	0.00	03/31/02	1790.25	0.00	2983.75	37.5
003063 000		RICOH	07/09/98	SLMM	06 03	2684.00	0.00	03/31/02	1006.50	0.00	1677.50	37.5
003112 000		ATM DA	09/11/98	SLMM	06 05	920.00	0.00	03/31/02	329.67	0.00	590.33	35.8
003222 000		ATM BU	12/11/98	SLMM	06 08	7573.00	0.00	03/31/02	2524.33	0.00	5048.67	33.3

CONSOLIDATED CBI

NET BOOK VALUE REPORT

SYS No Ext	Co Ast No	Desc	In-Svc Date	Dep Meth	Rem Life	Unadjusted Basis + S179	Salvage Value	Curr Thru	Current Accum Depreciation	Sec 179	Net Bk Value	Pct Dep
003519 000		TELEPH	11/01/99	SLMM	07 07	8248.00	0.00	03/31/02	1993.27	0.00	6254.73	24.2
003565 000		ILLUMI	12/07/99	SLMM	07 08	13808.00	0.00	03/31/02	3221.87	0.00	10586.13	23.3
003590 000		CASH L	01/13/00	SLMM	07 09	66585.00	0.00	03/31/02	14981.62	0.00	51603.38	22.5
003591 000		VAULT	01/01/00	SLMM	07 09	9450.00	0.00	03/31/02	2126.25	0.00	7323.75	22.5
003848 000		SHARP	02/28/00	SLMM	07 11	750.00	0.00	03/31/02	156.25	0.00	593.75	20.8
003951 000		INTERI	04/10/01	SLMM	09 00	3120.00	0.00	03/31/02	312.00	0.00	2808.00	10.0
004072 000		ROUTER	04/09/02	SLMM	10 00	2571.17	0.00		0.00	0.00	2571.17	0.0
Class E				Count=	16	171188.27	0.00		47038.55	0.00	124149.72	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						171188.27	0.00		47038.55	0.00	124149.72	
002935 000		1998 S	04/21/98	SLMM	06 01	4403.47	0.00	03/31/02	1724.70	0.00	2678.77	39.2
003113 000		BLINDS	09/02/98	SLMM	06 05	11267.13	0.00	03/31/02	4037.37	0.00	7229.76	35.8
003531 000		REF/IC	10/25/99	SLMM	07 07	3991.00	0.00	03/31/02	964.50	0.00	3026.50	24.2
003564 000		DESK'S	12/15/99	SLMM	07 08	32247.00	0.00	03/31/02	7524.30	0.00	24722.70	23.3
003572 000		1999 S	12/07/99	SLMM	07 08	3209.67	0.00	03/31/02	748.93	0.00	2460.74	23.3
003592 000		WINDOW	01/11/00	SLMM	07 09	67289.88	0.00	03/31/02	15140.22	0.00	52149.66	22.5
003601 000		SALES	01/11/00	SLMM	07 09	7899.24	0.00	03/31/02	1777.32	0.00	6121.92	22.5
003952 000		2001 C	04/10/01	SLMM	09 00	149.76	0.00	03/31/02	19.17	0.00	130.59	12.8
Class F				Count=	8	130457.15	0.00		31936.51	0.00	98520.64	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						130457.15	0.00		31936.51	0.00	98520.64	
003125 000		IRRIGA	09/09/98	ADS	16 05	3025.00	0.00	03/31/02	535.68	0.00	2489.32	17.7
Class LI				Count=	1	3025.00	0.00		535.68	0.00	2489.32	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						3025.00	0.00		535.68	0.00	2489.32	
Grand Total				Count=	36	2044345.95	0.00		254419.57	0.00	1789926.38	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						2044345.95	0.00		254419.57	0.00	1789926.38	

CONSOLIDATED CBI
NET BOOK VALUE REPORT

SYS No Ext	Co Ast No	Desc	In-Svc Date	Dep Meth	Rem Life	Unadjusted Basis + S179	Salvage Value	Curr Thru	Current Accum Depreciation	Sec 179	Net Bk Value	Pct Dep
						===============	=============		===============	========	===============	

---------- Calculation Assumptions ----------

Book	Short Years	Midquarter Convention	Adjustment Convention
Internal	{N}	{N}	None

---------- Asset Grouping/Sorting ----------

Group: BOAZ ASSETS

Include Assets that meet the following conditions:

Location is BO

Sort Assets by:

Class in ascending order and report subtotals

Albertville

CONSOLIDATED CBI
NET BOOK VALUE REPORT

Book: Internal FY: December

SYS No Ext	Co Ast No	Desc	In-Svc Date	Dep Meth	Rem Life	Unadjusted Basis + S179	Salvage Value	Curr Thru	Current Accum Depreciation	Sec 179	Net Bk Value	Pct Dep
002929 000		98 OLD	05/05/98	MF200	01 03	24500.00	0.00	03/31/02	13328.75	0.00	11171.25	54.4
Class A				Count=	1	24500.00	0.00		13328.75	0.00	11171.25	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						24500.00	0.00		13328.75	0.00	11171.25	
003985 000		BUILDI	05/21/01	MF100	38 01	2073531.23	0.00	03/31/02	45703.37	0.00	2027827.86	2.2
Class B				Count=	1	2073531.23	0.00		45703.37	0.00	2027827.86	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						2073531.23	0.00		45703.37	0.00	2027827.86	
002918 000		CRT W/	05/01/98	SLMM	06 01	393.89	0.00	03/31/02	154.27	0.00	239.62	39.2
003018 000		CABLES	07/22/98	SLMM	06 04	2380.58	0.00	03/31/02	872.88	0.00	1507.70	36.7
003046 000		DAT904	08/13/98	SLMM	06 04	337.39	0.00	03/31/02	123.71	0.00	213.68	36.7
003061 000		CRT'S	07/09/98	SLMM	06 03	4301.66	0.00	03/31/02	1613.13	0.00	2688.53	37.5
003066 000		MODEM,	07/09/98	SLMM	06 03	404.16	0.00	03/31/02	151.57	0.00	252.59	37.5
003067 000		CONTRO	07/17/98	SLMM	06 04	3037.29	0.00	03/31/02	1113.67	0.00	1923.62	36.7
003068 000		DAT904	07/17/98	SLMM	06 04	681.78	0.00	03/31/02	249.99	0.00	431.79	36.7
003076 000		IBM PR	07/02/98	SLMM	06 03	695.00	0.00	03/31/02	260.62	0.00	434.38	37.5
003123 000		PENT 1	08/21/98	SLMM	06 05	1723.00	0.00	03/31/02	617.40	0.00	1105.60	35.8
004028 000		INSTAL	11/06/01	SLMM	09 07	965.00	0.00	03/31/02	40.20	0.00	924.80	4.2
Class C				Count=	10	14919.75	0.00		5197.44	0.00	9722.31	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						14919.75	0.00		5197.44	0.00	9722.31	
002924 000		TELEPH	05/01/98	SLMM	06 03	1250.00	0.00	01/31/02	458.33	0.00	791.67	36.7
002980 000		RICOH	06/12/98	SLMM	06 02	2399.00	0.00	03/31/02	919.61	0.00	1479.39	38.3
003001 000		ELECTR	06/25/98	SLMM	06 03	561.60	0.00	03/31/02	210.60	0.00	351.00	37.5
003019 000		PHONE,	07/22/98	SLMM	06 06	875.00	0.00	01/31/02	298.96	0.00	576.04	34.2
003023 000		DR-UP	08/03/98	SLMM	06 06	27218.00	0.00	01/31/02	9299.48	0.00	17918.52	34.2
003033 000		CALCUL	08/06/98	SLMM	06 04	1550.00	0.00	03/31/02	568.33	0.00	981.67	36.7
003051 000		BROTHE	07/24/98	SLMM	06 04	835.50	0.00	03/31/02	306.34	0.00	529.16	36.7
003055 000		FUJITS	07/24/98	SLMM	06 04	20590.00	0.00	03/31/02	7549.67	0.00	13040.33	36.7

CONSOLIDATED CBI
NET BOOK VALUE REPORT

SYS No Ext	Co Ast No	Desc	In-Svc Date	Dep Meth	Rem Life	Unadjusted Basis + S179	Salvage Value	Curr Thru	Current Accum Depreciation	Sec 179	Net Bk Value	Pct Dep
003059 000		STARPL	07/09/98	SLMM	06 05	4774.00	0.00	01/31/02	1670.90	0.00	3103.10	35.0
003062 000		RICOH	07/09/98	SLMM	06 03	2684.00	0.00	03/31/02	1006.50	0.00	1677.50	37.5
003111 000 AL		ATM DA	09/11/98	SLMM	06 05	920.00	0.00	03/31/02	329.67	0.00	590.33	35.8
003221 000		ATM BU	12/11/98	SLMM	06 08	7573.00	0.00	03/31/02	2524.33	0.00	5048.67	33.3
003969 000		ALARM	06/12/01	SLMM	09 02	22141.00	0.00	03/31/02	1845.08	0.00	20295.92	8.3
003978 000		CABLES	05/21/01	SLMM	09 02	36263.10	0.00	03/31/02	3021.92	0.00	33241.18	8.3
003987 000		VAULT	05/21/01	SLMM	09 02	9250.00	0.00	03/31/02	770.83	0.00	8479.17	8.3
004049 000		3 REMO	05/21/01	SLMM	09 02	16500.00	0.00	03/31/02	1375.00	0.00	15125.00	8.3
004073 000		ROUTER	04/09/02	SLMM	10 00	2673.23	0.00		0.00	0.00	2673.23	0.0
Class E				Count=	17	158057.43	0.00		32155.55	0.00	125901.88	
Less disposals and transfers						34117.00	0.00		11727.67	0.00	22389.33	
Net						123940.43	0.00		20427.88	0.00	103512.55	
002934 000		1998 S	05/05/98	SLMM	06 03	5717.22	0.00	01/31/02	2096.31	0.00	3620.91	36.7
003082 000		TABLES	07/28/98	SLMM	06 06	14182.88	0.00	01/31/02	4845.82	0.00	9337.06	34.2
003085 000		CENTER	08/11/98	SLMM	06 06	379.00	0.00	01/31/02	129.49	0.00	249.51	34.2
003979 000		DRAPER	05/21/01	SLMM	09 02	92282.16	0.00	03/31/02	7690.18	0.00	84591.98	8.3
003982 000		SALES	06/12/01	SLMM	09 02	1062.77	0.00	03/31/02	88.57	0.00	974.20	8.3
004013 000		CHAIRS	08/16/01	SLMM	09 05	38391.68	0.00	03/31/02	2239.51	0.00	36152.17	5.8
Class F				Count=	6	152015.71	0.00		17089.88	0.00	134925.83	
Less disposals and transfers						20279.10	0.00		7071.62	0.00	13207.48	
Net						131736.61	0.00		10018.26	0.00	121718.35	
002966 000		MATERI	06/01/98	MF100	35 04	2000.00	0.00	01/31/02	183.76	0.00	1816.24	9.2
002994 000		CONSTR	06/25/98	MF100	35 04	2000.00	0.00	01/31/02	183.76	0.00	1816.24	9.2
003089 000		PAINTI	07/01/98	MF100	35 05	19043.00	0.00	01/31/02	1708.99	0.00	17334.01	9.0
003129 000		CONSTR	08/31/98	MF100	35 06	1163.25	0.00	01/31/02	101.92	0.00	1061.33	8.8
003211 000		ELECTR	10/07/98	MF100	35 08	1075.00	0.00	01/31/02	89.61	0.00	985.39	8.3
Class I				Count=	5	25281.25	0.00		2268.04	0.00	23013.21	
Less disposals and transfers						25281.25	0.00		2268.04	0.00	23013.21	
Net						0.00	0.00		0.00	0.00	0.00	
003984 000		LAND C	05/21/01	NoDep	00 00	983804.45	0.00	03/31/02	0.00	0.00	983804.45	0.0

CONSOLIDATED CBI
NET BOOK VALUE REPORT

SYS No Ext	Co Ast No	Desc	In-Svc Date	Dep Meth	Rem Life	Unadjusted Basis + S179	Salvage Value	Curr Thru	Current Accum Depreciation	Sec 179	Net Bk Value	Pct Dep
Class L				Count=	1	983804.45	0.00		0.00	0.00	983804.45	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						983804.45	0.00		0.00	0.00	983804.45	
003126 000		BERMUD	09/09/98	ADS	16 07	3979.00	0.00	01/31/02	663.17	0.00	3315.83	16.7
003986 000		LAND I	05/21/01	ADS	19 01	110121.72	0.00	03/31/02	4817.82	0.00	105303.90	4.4
Class LI				Count=	2	114100.72	0.00		5480.99	0.00	108619.73	
Less disposals and transfers						3979.00	0.00		663.17	0.00	3315.83	
Net						110121.72	0.00		4817.82	0.00	105303.90	
Grand Total				Count=	43	3546210.54	0.00		121224.02	0.00	3424986.52	
Less disposals and transfers						83656.35	0.00		21730.50	0.00	61925.85	
Net						3462554.19	0.00		99493.52	0.00	3363060.67	

Calculation Assumptions

Book	Short Years	Midquarter Convention	Adjustment Convention
Internal	[N]	[N]	None

Asset Grouping/Sorting

Group: ALBERTVILLE ASSETS

Include Assets that meet the following conditions:

Location is AL

Sort Assets by:

Class in ascending order and report subtotals

CONSOLIDATED CBI
NET BOOK VALUE REPORT

CONSOLIDATED CBI
NET BOOK VALUE REPORT

SYS No Ext	Co Ast No	Desc	In-Svc Date	Dep Meth	Rem Life	Unadjusted Basis + S179	Salvage Value	Curr Thru	Current Accum Depreciation	Sec 179	Net Bk Value	Pct Dep
Book: Internal FY: December												
002319 000		97 CAD	01/24/97	MF200	00 09	36685.80	0.00	03/01/02	16535.00	0.00	20150.80	45.1
Class A				Count=	1	36685.80	0.00		16535.00	0.00	20150.80	
Less disposals and transfers						36685.80	0.00		16535.00	0.00	20150.80	
Net						0.00	0.00		0.00	0.00	0.00	
002919 000		CRT W/	05/01/98	SLMM	06 01	393.89	0.00	03/31/02	154.27	0.00	239.62	39.2
003024 000		CRT'S	08/03/98	SLMM	06 04	4293.86	0.00	03/31/02	1574.42	0.00	2719.44	36.7
003143 000		CAT-5	10/02/98	SLMM	06 06	2495.79	0.00	03/31/02	873.53	0.00	1622.26	35.0
Class C				Count=	3	7183.54	0.00		2602.22	0.00	4581.32	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						7183.54	0.00		2602.22	0.00	4581.32	
003002 000		ELECTR	06/25/98	SLMM	06 03	561.60	0.00	03/31/02	210.60	0.00	351.00	37.5
003031 000		CALCUL	08/06/98	SLMM	06 04	1500.00	0.00	03/31/02	550.00	0.00	950.00	36.7
003134 000		TELEPH	09/25/98	SLMM	06 06	5848.00	0.00	03/31/02	2046.80	0.00	3801.20	35.0
003139 000		DR UP	10/09/98	SLMM	06 06	27218.00	0.00	03/31/02	9526.30	0.00	17691.70	35.0
003160 000		RICOH	11/10/98	SLMM	06 07	2399.00	0.00	03/31/02	819.65	0.00	1579.35	34.2
003224 000		ATM BU	12/11/98	SLMM	06 08	7573.00	0.00	03/31/02	2524.33	0.00	5048.67	33.3
004076 000		ROUTER	04/09/02	SLMM	10 00	2571.17	0.00		0.00	0.00	2571.17	0.0
Class E				Count=	7	47670.77	0.00		15677.68	0.00	31993.09	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						47670.77	0.00		15677.68	0.00	31993.09	
002933 000		1998 S	04/15/98	SLMM	06 00	3261.19	0.00	03/31/02	1304.48	0.00	1956.71	40.0
003191 000		LAMPS,	10/07/98	SLMM	06 06	8674.25	0.00	03/31/02	3036.00	0.00	5638.25	35.0
003192 000		MINI B	10/02/98	SLMM	06 06	881.88	0.00	03/31/02	308.66	0.00	573.22	35.0
Class F				Count=	3	12817.32	0.00		4649.14	0.00	8168.18	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						12817.32	0.00		4649.14	0.00	8168.18	

CONSOLIDATED CBI
NET BOOK VALUE REPORT

SYS No Ext	Co Ast No	Desc	In-Svc Date	Dep Meth	Rem Life	Unadjusted Basis + S179	Salvage Value	Curr Thru	Current Accum Depreciation	Sec 179	Net Bk Value	Pct Dep
002967 000		MATERI	06/01/98	MF100	35 02	2000.00	0.00	03/31/02	194.44	0.00	1805.56	9.7
003091 000		ARCHIT	07/01/98	MF100	35 03	6145.00	0.00	03/31/02	584.32	0.00	5560.68	9.5
003128 000		CONSTR	08/21/98	MF100	35 04	19699.35	0.00	03/31/02	1831.02	0.00	17868.33	9.3
003135 000		CONSTR	09/22/98	MF100	35 05	3500.00	0.00	03/31/02	317.83	0.00	3182.17	9.1
003210 000		CANOPI	10/07/98	MF100	35 06	10604.84	0.00	03/31/02	940.40	0.00	9664.44	8.9
Class I				Count=	5	41949.19	0.00		3868.01	0.00	38081.18	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						41949.19	0.00		3868.01	0.00	38081.18	
Grand Total				Count=	19	146306.62	0.00		43332.05	0.00	102974.57	
Less disposals and transfers						36685.80	0.00		16535.00	0.00	20150.80	
Net						109620.82	0.00		26797.05	0.00	82823.77	

-- Calculation Assumptions --

Book	Short Years	Midquarter Convention	Adjustment Convention
Internal	[N]	[N]	None

-- Asset Grouping/Sorting --

Group: GUNTERSVILLE ASSETS

Include Assets that meet the following conditions:

Location is GU

Sort Assets by:

Class in ascending order and report subtotals

Guntersville Wal-Mart

pril 10, 2002
:58 PM

CONSOLIDATED CBI
NET BOOK VALUE REPORT

SYS No Ext	Co Ast No	Desc	In-Svc Date	Dep Meth	Rem Life	Unadjusted Basis + S179	Salvage Value	Curr Thru	Current Accum Depreciation	Sec 179	Net Bk Value	Pct Dep
						Book: Internal	**FY: December**					
002598 000		CABLES	09/05/97	SLMM	05 05	1485.74	0.00	03/31/02	680.95	0.00	804.79	45.8
002600 000		VOICE	09/05/97	SLMM	05 05	769.78	0.00	03/31/02	352.82	0.00	416.96	45.8
002616 000		CRT'S,	08/26/97	SLMM	05 05	1997.42	0.00	03/31/02	915.47	0.00	1081.95	45.8
002621 000		DEVICE	08/06/97	SLMM	05 04	2105.00	0.00	03/31/02	982.33	0.00	1122.67	46.7
002711 000		CABLES	10/16/97	SLMM	05 07	283.39	0.00	03/31/02	125.16	0.00	158.23	44.2
003437 000		P11 35	08/10/99	SLMM	07 04	1604.00	0.00	03/31/02	427.73	0.00	1176.27	26.7
Class C				Count=	6	8245.33	0.00		3484.46	0.00	4760.87	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						8245.33	0.00		3484.46	0.00	4760.87	
002543 000		ATM SE	07/03/97	SLMM	05 03	4120.44	0.00	03/31/02	1957.19	0.00	2163.25	47.5
002548 000		ATM SE	07/25/97	SLMM	05 04	4120.44	0.00	03/31/02	1922.86	0.00	2197.58	46.7
002584 000		FAX MA	09/10/97	SLMM	05 05	390.00	0.00	03/31/02	178.75	0.00	211.25	45.8
002590 000		STARPL	09/10/97	SLMM	05 05	3899.00	0.00	03/31/02	1787.04	0.00	2111.96	45.8
002592 000		TELLER	09/05/97	SLMM	05 05	885.00	0.00	03/31/02	405.62	0.00	479.38	45.8
002595 000		LOAN C	09/05/97	SLMM	05 05	1500.00	0.00	03/31/02	687.50	0.00	812.50	45.8
002604 000		FUJITS	09/05/97	SLMM	05 05	639.00	0.00	03/31/02	292.87	0.00	346.13	45.8
002648 000		SIGN/W	09/23/97	SLMM	05 06	1590.00	0.00	03/31/02	715.50	0.00	874.50	45.0
002656 000		SURGE	09/23/97	SLMM	05 06	920.00	0.00	03/31/02	414.00	0.00	506.00	45.0
002678 000		CHECKW	10/02/97	SLMM	05 06	345.00	0.00	03/31/02	155.25	0.00	189.75	45.0
002695 000		SAVIN	10/24/97	SLMM	05 07	1425.00	0.00	03/31/02	629.37	0.00	795.63	44.2
002735 000		ATM IN	11/25/97	SLMM	05 08	500.00	0.00	03/31/02	216.68	0.00	283.32	43.3
002739 000		ATM SE	12/03/97	SLMM	05 08	4565.32	0.00	03/31/02	1978.30	0.00	2587.02	43.3
002743 000		CURREN	12/03/97	SLMM	05 08	1006.61	0.00	03/31/02	436.19	0.00	570.42	43.3
002749 000		SIMPLE	11/18/97	SLMM	05 08	524.95	0.00	03/31/02	227.51	0.00	297.44	43.3
002758 000		ATM MA	12/19/97	SLMM	05 09	3336.56	0.00	03/31/02	1418.05	0.00	1918.51	42.5
002800 000		SIGNAG	01/23/98	SLMM	05 10	1500.00	0.00	03/31/02	625.00	0.00	875.00	41.7
002858 000		SINGLE	03/17/98	SLMM	06 00	1852.41	0.00	03/31/02	740.96	0.00	1111.45	40.0
004071 000		ROUTER	04/09/02	SLMM	10 00	2571.17	0.00		0.00	0.00	2571.17	0.0
Class E				Count=	19	35690.90	0.00		14788.64	0.00	20902.26	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						35690.90	0.00		14788.64	0.00	20902.26	
002546 000		1997 S	07/01/97	SLMM	05 03	2923.37	0.00	03/31/02	1388.61	0.00	1534.76	47.5
002662 000		DESK,C	09/17/97	SLMM	05 06	4939.76	0.00	03/31/02	2222.90	0.00	2716.86	45.0

CONSOLIDATED CBI
NET BOOK VALUE REPORT

SYS No Ext	Co Ast No	Desc	In-Svc Date	Dep Meth	Rem Life	Unadjusted Basis + S179	Salvage Value	Curr Thru	Current Accum Depreciation	Sec 179	Net Bk Value	Pct Dep
002705 000		CHAIR,	11/11/97	SLMM	05 07	2100.96	0.00	03/31/02	927.94	0.00	1173.02	44.2
002870 000		1998 S	03/15/98	SLMM	05 11	57.32	0.00	03/31/02	23.40	0.00	33.92	40.8
003375 000		LATERA	05/05/99	SLMM	07 01	1234.00	0.00	03/31/02	359.92	0.00	874.08	29.2
003385 000 .		1999 S	05/05/99	SLMM	07 01	227.04	0.00	03/31/02	66.21	0.00	160.83	29.2
Class F				Count=	6	11482.45	0.00		4988.98	0.00	6493.47	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						11482.45	0.00		4988.98	0.00	6493.47	
002691 000		BUILDI	10/20/97	MF100	34 06	49788.94	0.00	03/31/02	5691.69	0.00	44097.25	11.4
002765 000		97 CAP	12/31/97	MF100	34 08	811.00	0.00	03/31/02	89.27	0.00	721.73	11.0
002799 000		LANDLO	01/23/98	MF100	34 09	10000.00	0.00	03/31/02	1079.06	0.00	8920.94	10.8
Class I				Count=	3	60599.94	0.00		6860.02	0.00	53739.92	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						60599.94	0.00		6860.02	0.00	53739.92	
Grand Total				Count=	34	116018.62	0.00		30122.10	0.00	85896.52	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						116018.62	0.00		30122.10	0.00	85896.52	

--- Calculation Assumptions ---

Book	Short Years	Midquarter Convention	Adjustment Convention
Internal	[N]	[N]	None

--- Asset Grouping/Sorting ---

Group: GVILLE WAL-MART

Include Assets that meet the following conditions:

Location is GWM

CONSOLIDATED CBI

NET BOOK VALUE REPORT

Sort Assets by:

Class in ascending order and report subtotals

CONSOLIDATED CBI
NET BOOK VALUE REPORT

Arab

Book: Internal **FY: December**

SYS No Ext	Co Ast No	Desc	In-Svc Date	Dep Meth	Rem Life	Unadjusted Basis + S179	Salvage Value	Curr Thru	Current Accum Depreciation	Sec 179	Net Bk Value	Pct Dep
001407 000		94 TOW	08/12/94	SLMM	00 00	27400.00	0.00	03/01/02	27400.00	0.00	0.00	100.0
001800 000		96 BUI	12/07/95	MF200	00 09	25313.16	0.00	03/31/02	18453.75	0.00	6859.41	72.9
004042 000		1997 C	01/24/97	MF200	00 09	36218.16	0.00	03/31/02	15203.75	0.00	21014.41	42.0
Class A			Count= 3			88931.32	0.00		61057.50	0.00	27873.82	
Less disposals and transfers						27400.00	0.00		27400.00	0.00	0.00	
Net						61531.32	0.00		33657.50	0.00	27873.82	
001240 000		MAT,LA	01/28/94	MT100	24 09	19020.00	0.00	03/31/02	4956.74	0.00	14063.26	26.1
001250 000		DOOR C	02/08/94	MT100	24 09	250.00	0.00	03/31/02	64.51	0.00	185.49	25.8
001257 000		RENOVA	01/28/94	MT100	24 09	145772.57	0.00	03/31/02	37989.06	0.00	107783.51	26.1
001258 000		RENOVA	02/01/94	MT100	24 09	30451.00	0.00	03/31/02	7855.07	0.00	22595.93	25.8
001280 000		ARCHIT	03/08/94	MF100	30 11	4512.03	0.00	03/31/02	930.34	0.00	3581.69	20.6
001283 000		SOD,SO	03/25/94	MF100	30 11	4290.00	0.00	03/31/02	884.58	0.00	3405.42	20.6
001285 000		STEP R	03/22/94	MF100	30 11	475.00	0.00	03/31/02	97.95	0.00	377.05	20.6
001299 000		ARCHIT	04/08/94	MF100	31 00	615.00	0.00	03/31/02	125.51	0.00	489.49	20.4
001303 000		ATM RE	04/05/94	MF100	31 00	893.45	0.00	03/31/02	182.32	0.00	711.13	20.4
001316 000		ADDITI	04/25/94	MF100	31 00	1500.00	0.00	03/31/02	306.07	0.00	1193.93	20.4
001331 000		ARCHIT	05/13/94	MF100	31 01	294.05	0.00	03/31/02	59.37	0.00	234.68	20.2
001362 000		LABOR/	07/06/94	MF100	31 03	338.78	0.00	03/31/02	66.98	0.00	271.80	19.8
001408 000		RAMP &	07/25/94	MF100	31 03	460.00	0.00	03/31/02	90.96	0.00	369.04	19.8
001455 000		INTERI	09/20/94	MF100	31 05	210.00	0.00	03/31/02	40.64	0.00	169.36	19.4
001749 000		PAINTI	07/25/95	MF100	32 03	1000.00	0.00	03/31/02	172.01	0.00	827.99	17.2
002582 000		PAINTI	09/12/97	MF100	34 05	1008.00	0.00	03/31/02	117.40	0.00	890.60	11.6
Class B			Count= 16			211089.88	0.00		53939.51	0.00	157150.37	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						211089.88	0.00		53939.51	0.00	157150.37	
000920 000		LOAN S	03/06/92	SLMM	00 00	150.00	0.00	02/28/02	150.00	0.00	0.00	100.0
000972 000		TERMIN	04/10/92	SLMM	00 00	1943.50	0.00	03/31/02	1943.50	0.00	0.00	100.0
001251 000		MODULA	02/04/94	SLMM	00 00	1083.95	0.00	01/31/01	1083.95	0.00	0.00	100.0
001261 000		CRT'S	02/01/94	SLMM	00 00	630.00	0.00	01/31/01	630.00	0.00	0.00	100.0
001262 000		CRT'S	02/22/94	SLMM	00 00	620.00	0.00	02/28/01	620.00	0.00	0.00	100.0
001637 000		CRT	04/04/95	SLMM	03 00	280.00	0.00	03/31/02	196.00	0.00	84.00	70.0
002614 000		CABLES	08/26/97	SLMM	05 05	1700.00	0.00	03/31/02	779.17	0.00	920.83	45.8
002627 000		CRT'S,	08/06/97	SLMM	05 04	1000.14	0.00	03/31/02	466.71	0.00	533.43	46.7

CONSOLIDATED CBI
NET BOOK VALUE REPORT

SYS No	Ext	Co Ast No	Desc	In-Svc Date	Dep Meth	Rem Life	Unadjusted Basis + S179	Salvage Value	Curr Thru	Current Accum Depreciation	Sec 179	Net Bk Value	Pct Dep
003133	000		CONTRO	09/25/98	SLMM	06 06	2456.63	0.00	03/31/02	859.81	0.00	1596.82	35.0
003148	000		CONTRO	11/03/98	SLMM	06 07	2456.50	0.00	03/31/02	839.30	0.00	1617.20	34.2
003290	000		INTEL	02/05/99	SLMM	06 10	2239.00	0.00	03/31/02	709.01	0.00	1529.99	31.7
003418	000		400 SY	07/07/99	SLMM	07 03	2487.00	0.00	03/31/02	683.92	0.00	1803.08	27.5
003941	000		COMPUT	03/06/01	SLMM	08 11	1525.00	0.00	03/31/02	165.20	0.00	1359.80	10.8
Class C				Count=		13	18571.72	0.00		9126.57	0.00	9445.15	
Less disposals and transfers							0.00	0.00		0.00	0.00	0.00	
Net							18571.72	0.00		9126.57	0.00	9445.15	
000843	000		COMPRE	07/02/91	SLMM	00 00	535.00	0.00	06/30/01	535.00	0.00	0.00	100.0
000852	000		FCC P	08/13/91	SLMM	00 00	450.01	0.00	07/31/01	450.01	0.00	0.00	100.0
000941	000		LOAN C	01/14/92	SLMM	00 00	895.00	0.00	12/31/01	895.00	0.00	0.00	100.0
001119	000		COPIER	02/25/93	SLMM	00 11	3400.00	0.00	03/31/02	3088.33	0.00	311.67	90.8
001188	000		DUROPL	10/05/93	SLMM	01 06	260.00	0.00	03/31/02	221.00	0.00	39.00	85.0
001204	000		SECURI	11/12/93	SLMM	01 07	30772.00	0.00	03/31/02	25899.77	0.00	4872.23	84.2
001208	000		TIME-T	11/19/93	SLMM	01 08	4859.22	0.00	03/31/02	4049.33	0.00	809.89	83.3
001232	000		LOAN M	12/17/93	SLMM	01 09	1275.00	0.00	03/31/02	1051.87	0.00	223.13	82.5
001236	000		LOAN M	01/14/94	SLMM	00 00	1418.08	0.00	12/31/00	1418.08	0.00	0.00	100.0
001237	000		TELEPH	01/14/94	SLMM	00 00	3175.00	0.00	12/31/00	3175.00	0.00	0.00	100.0
001252	000		TIME&T	02/08/94	SLMM	01 10	4989.22	0.00	03/31/02	4074.52	0.00	914.70	81.7
001253	000		FAX MA	01/21/94	SLMM	00 00	379.99	0.00	01/31/01	379.99	0.00	0.00	100.0
001263	000		SECURI	03/08/94	SLMM	00 00	10473.00	0.00	02/28/01	10473.00	0.00	0.00	100.0
001267	000		COPIER	03/04/94	SLMM	00 00	3895.00	0.00	02/28/01	3895.00	0.00	0.00	100.0
001338	000		CURREN	06/10/94	SLMM	00 00	1275.00	0.00	05/31/01	1275.00	0.00	0.00	100.0
001341	000		SAFE D	05/13/94	SLMM	00 00	5414.00	0.00	04/30/01	5414.00	0.00	0.00	100.0
001426	000		CAMERA	09/09/94	SLMM	00 00	5224.00	0.00	08/31/01	5224.00	0.00	0.00	100.0
001479	000		TELEPH	10/04/94	SLMM	00 00	300.00	0.00	09/30/01	300.00	0.00	0.00	100.0
001521	000		LAMINA	11/18/94	SLMM	02 08	428.50	0.00	03/31/02	314.23	0.00	114.27	73.3
001522	000		RANGE	12/09/94	SLMM	02 08	298.20	0.00	03/31/02	218.68	0.00	79.52	73.3
001813	000		BROTHE	12/26/95	SLMM	03 09	340.00	0.00	03/31/02	212.50	0.00	127.50	62.5
002014	000		SHREDD	05/03/96	SLMM	04 01	730.00	0.00	03/31/02	431.92	0.00	298.08	59.2
002142	000		COMMUN	07/22/96	SLMM	04 04	325.00	0.00	03/31/02	184.16	0.00	140.84	56.7
002328	000		SIMPLE	01/24/97	SLMM	04 10	524.95	0.00	03/31/02	271.24	0.00	253.71	51.7
002519	000		IBM TY	06/25/97	SLMM	05 03	465.00	0.00	03/31/02	220.87	0.00	244.13	47.5
002840	000		NEC SY	03/05/98	SLMM	05 11	750.00	0.00	03/31/02	306.25	0.00	443.75	40.8
003879	000		A/C SY	05/11/00	SLMM	08 01	1845.00	0.00	03/31/02	353.62	0.00	1491.38	19.2
004044	000		FUJITS	12/13/01	SLMM	09 08	42042.09	0.00	03/31/02	1401.40	0.00	40640.69	3.3
004055	000		KEYPAD	02/15/02	SLMM	09 10	730.00	0.00	03/31/02	12.16	0.00	717.84	1.7
004070	000		ROUTER	04/09/02	SLMM	10 00	5295.42	0.00		0.00	0.00	5295.42	0.0

CONSOLIDATED CBI
NET BOOK VALUE REPORT

SYS No Ext	Co Ast No	Desc	In-Svc Date	Dep Meth	Rem Life	Unadjusted Basis + S179	Salvage Value	Curr Thru	Current Accum Depreciation	Sec 179	Net Bk Value	Pct Dep
Class E				Count=	30	132763.68	0.00		75745.93	0.00	57017.75	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						132763.68	0.00		75745.93	0.00	57017.75	
000536 000		CABINE	03/24/89	SLMM	00 00	642.00	0.00	11/30/00	642.00	0.00	0.00	100.0
000733 000		PROJ.	10/25/90	SLMM	00 00	209.00	0.00	11/30/00	209.00	0.00	0.00	100.0
000734 000		INTERI	11/02/90	SLMM	00 00	238.09	0.00	11/30/00	238.09	0.00	0.00	100.0
000965 000		DRAPES	03/20/92	SLMM	00 00	379.17	0.00	03/31/02	379.17	0.00	0.00	100.0
000994 000		CORNIC	05/08/92	SLMM	00 01	432.30	0.00	03/31/02	428.69	0.00	3.61	99.2
000995 000		CORNIC	05/08/92	SLMM	00 01	94.00	0.00	03/31/02	93.21	0.00	0.79	99.2
001100 000		PRINTS	02/05/93	SLMM	00 10	599.80	0.00	03/31/02	549.81	0.00	49.99	91.7
001246 000		PICTUR	02/08/94	SLMM	01 10	1676.74	0.00	03/31/02	1369.30	0.00	307.44	81.7
001255 000		DRAPER	02/11/94	SLMM	01 10	3172.96	0.00	03/31/02	2591.28	0.00	581.68	81.7
001259 000		MICROW	02/01/94	SLMM	01 10	1188.00	0.00	03/31/02	970.20	0.00	217.80	81.7
001268 000		PICTUR	03/07/94	SLMM	01 11	216.00	0.00	03/31/02	174.60	0.00	41.40	80.8
001269 000		DESK,F	03/04/94	SLMM	01 11	10418.18	0.00	03/31/02	8421.37	0.00	1996.81	80.8
001270 000		COAT R	03/04/94	SLMM	01 11	238.00	0.00	03/31/02	192.38	0.00	45.62	80.8
001310 000		INTERI	04/22/94	SLMM	02 01	2393.50	0.00	03/31/02	1894.85	0.00	498.65	79.2
001405 000		FRAMES	08/09/94	SLMM	02 04	198.37	0.00	03/31/02	152.11	0.00	46.26	76.7
001443 000		FRAMES	09/07/94	SLMM	02 05	930.04	0.00	03/31/02	705.25	0.00	224.79	75.8
001452 000		LEATHE	09/16/94	SLMM	02 06	1103.93	0.00	03/31/02	827.93	0.00	276.00	75.0
001551 000		94 SAL	06/30/94	SLMM	02 03	4205.41	0.00	03/31/02	3259.18	0.00	946.23	77.5
001576 000		NOTE F	01/06/95	SLMM	02 09	2641.00	0.00	03/31/02	1914.72	0.00	726.28	72.5
001577 000		95 SAL	01/15/95	SLMM	02 09	1924.95	0.00	03/31/02	1395.62	0.00	529.33	72.5
001592 000		ORTHOP	01/20/95	SLMM	02 10	357.36	0.00	03/31/02	256.13	0.00	101.23	71.7
001623 000		PICTUR	03/24/95	SLMM	03 00	2615.65	0.00	03/31/02	1830.98	0.00	784.67	70.0
002069 000		96 SAL	01/15/96	SLMM	03 09	152.03	0.00	03/31/02	95.00	0.00	57.03	62.5
002077 000		EXEC C	05/17/96	SLMM	04 02	548.00	0.00	03/31/02	319.67	0.00	228.33	58.3
002114 000		PRINTS	06/07/96	SLMM	04 02	1172.75	0.00	03/31/02	684.13	0.00	488.62	58.3
002370 000		1997 S	01/15/97	SLMM	04 09	808.93	0.00	03/31/02	424.67	0.00	384.26	52.5
003329 000		1999 S	01/01/99	SLMM	06 09	937.29	0.00	03/31/02	304.62	0.00	632.67	32.5
003945 000		CAPITA	03/06/01	SLMM	08 11	2294.80	0.00	03/31/02	85.64	0.00	2209.16	3.7
004058 000		CAPITA	02/15/02	SLMM	09 10	32.00	0.00	03/31/02	0.53	0.00	31.47	1.7
Class F				Count=	29	41820.25	0.00		30410.13	0.00	11410.12	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						41820.25	0.00		30410.13	0.00	11410.12	

CONSOLIDATED CBI
NET BOOK VALUE REPORT

SYS No Ext	Co Ast No	Desc	In-Svc Date	Dep Meth	Rem Life	Unadjusted Basis + S179	Salvage Value	Curr Thru	Current Accum Depreciation	Sec 179	Net Bk Value	Pct Dep
000483 000		RENOVA	11/01/86	SLMM	03 07	243517.72	0.00	03/31/02	197339.04	0.00	46178.68	81.0
000484 000		SIGNS	12/15/86	SLMM	03 08	1965.00	0.00	03/31/02	1572.71	0.00	392.29	80.0
000485 000		SIGNS	12/15/86	SLMM	03 08	1397.50	0.00	03/31/02	1118.48	0.00	279.02	80.0
000486 000		PAVING	12/26/86	SLMM	03 09	1245.00	0.00	03/31/02	1002.76	0.00	242.24	80.5
000487 000		ARCH.	01/15/87	SLMM	16 03	395.00	0.00	03/31/02	190.71	0.00	204.29	48.3
000953 000		LABOR/	03/10/92	SLMM	29 11	16383.16	0.00	03/31/02	4129.93	0.00	12253.23	25.2
000964 000		WALLPA	03/19/92	SLMM	30 00	155.16	0.00	03/31/02	38.80	0.00	116.36	25.0
000973 000		BISHOP	04/07/92	SLMM	30 00	15932.22	0.00	03/31/02	3983.09	0.00	11949.13	25.0
001001 000		CARPET	05/05/92	SLMM	30 01	2457.87	0.00	03/31/02	609.37	0.00	1848.50	24.8
001002 000		UPHOLS	05/01/92	SLMM	30 01	170.00	0.00	03/31/02	42.14	0.00	127.86	24.8
001003 000		LABOR/	05/05/92	SLMM	30 01	2607.47	0.00	03/31/02	646.46	0.00	1961.01	24.8
001012 000		LABOR/	06/05/92	MT100	22 09	1075.71	0.00	03/31/02	334.36	0.00	741.35	31.1
001031 000		LANDSC	08/04/92	MT100	22 09	205.51	0.00	03/31/02	62.84	0.00	142.67	30.6
001079 000		LABOR/	12/04/92	MT100	22 09	1326.20	0.00	03/31/02	391.24	0.00	934.96	29.5
001087 000		LABOR	01/08/93	MT100	23 09	780.77	0.00	03/31/02	228.25	0.00	552.52	29.2
001419 000		PAINTI	08/02/94	MF100	31 04	5278.48	0.00	03/31/02	1032.04	0.00	4246.44	19.6
001694 000		DOOR S	06/09/95	MF100	32 02	498.31	0.00	03/31/02	86.79	0.00	411.52	17.4
001762 000		HEATIN	08/25/95	MF100	32 04	4700.00	0.00	03/31/02	798.37	0.00	3901.63	17.0
002823 000		HANGIN	02/12/98	MF100	34 10	325.00	0.00	03/31/02	34.37	0.00	290.63	10.6
002970 000				NoDep	00 00	0.00	0.00		0.00	0.00	0.00	0.0
Class I				Count=	20	300416.08	0.00		213641.75	0.00	86774.33	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						300416.08	0.00		213641.75	0.00	86774.33	
001053 000		HWY 23	10/14/92	NoDep	00 00	105000.00	0.00	03/31/02	0.00	0.00	105000.00	0.0
Class L				Count=	1	105000.00	0.00		0.00	0.00	105000.00	
Less disposals and transfers						0.00	0.00		0.00	0.00	0.00	
Net						105000.00	0.00		0.00	0.00	105000.00	
Grand Total				Count=	112	898592.93	0.00		443921.39	0.00	454671.54	
Less disposals and transfers						27400.00	0.00		27400.00	0.00	0.00	
Net						871192.93	0.00		416521.39	0.00	454671.54	

CONSOLIDATED CBI
NET BOOK VALUE REPORT

--- Calculation Assumptions ---

Book	Short Years	Midquarter Convention	Adjustment Convention
Internal	[N]	[N]	None

--- Asset Grouping/Sorting ---

Group: ARAB ASSETS

Include Assets that meet the following conditions:

Location is A

Sort Assets by:

Class in ascending order and report subtotals

ACQUISITION AGREEMENT
EXHIBIT 8.05

Liens

NONE

ACQUISITION AGREEMENT
EXHIBIT 8.06

Seller's required approvals or consents:

NONE

ACQUISITION AGREEMENT
EXHIBIT 8.08

Legal proceedings disclosed by Seller:

There are no legal proceedings related to the Branches asserting liability on the part of the Seller. Seller is a party to a lawsuit related to property it owns in Guntersville, but that property is not being transferred to the Purchaser. In addition, Seller may be a party to lawsuits seeking to collect amounts owed to Seller in the ordinary course of business.

ACQUISITION AGREEMENT
EXHIBIT 8.09

Environmental matters

NONE

ACQUISITION AGREEMENT
EXHIBIT 9.06
LITIGATION

There are presently 4 cases pending against Peoples Bank of North Alabama:

1. **B.T.L.S., Inc. vs. Peoples Bank of North Alabama, et als.**

   a. The Plaintiff is B.T.L.S., Inc.

   b. The amount sued for is unstated.

   c. The case is based upon the Bank's removal of certain personal property from the real estate leased by Peoples Bank of North Alabama. The Plaintiff claims the Bank illegally converted the property belonging to B.T.L.S., Inc.

   d. [redacted]

2. **Cryer vs. Peoples Bank of North Alabama.**

   a. The Plaintiff is Ann Cranford Cryer.

   b. The amount sued for is $7,400.00 compensatory and $500,000.00 punitive damages.

   c. The case is based upon the Bank's repossession of Ms. Cryer's car, which was thought to be collateral for a bank loan. As it turned out, the bank did repossess the wrong car.

   d. [redacted]

3. **Pollard vs. Betty Martin.**

   a. The Plaintiff is Charlotte Pollard.

b. The amount sued for is unstated.

c. The case involves the location of a roadway and easement.

d. [redacted]

4. **Roger Denton vs. Peoples Bank of North Alabama**

a. The Plaintiff is Mr. Denton.

b. The amount sued for is unstated.

c. This case involves a claim by Mr. Denton for damages based on negligent endorsement of a check, invasion of privacy, fraud, civil conspiracy, wantonness, negligent and wanton training and supervision. Several depositions have been taken. Peoples Bank filed a motion for summary judgment based on the testimony in the depositions. The trial court granted the motion for summary judgment and dismissed all claims against Peoples Bank. However, the Plaintiff appealed the case one day before the time for an appeal expired. Based on the facts as they appear at this time, the likelihood of recovery in this matter is not great.

d. [redacted]

ACQUISITION AGREEMENT
EXHIBIT 12.03

COMMUNITY BANK

CERTIFICATE OF COMPLIANCE

Pursuant to Section 12.03 of that certain Acquisition Agreement (the "Agreement") dated as of February 25, 2002, between Peoples Bank of North Alabama (the "Purchaser") and Community Bank (the "Seller"), the undersigned certifies to the Purchaser, and its respective successors and assigns, on behalf of the Seller that:

1. The representations and warranties made by the Seller in the Agreement were true and correct when made and are true and correct on and as of the Closing Date, as such term is defined in the Agreement, of the transaction on the date hereof with the same force and effect as though such representations and warranties had been made on and as of said date; and

2. The Seller has performed all covenants and obligations and complied with all conditions required by the Agreement to be performed or complied with by it on or before the date hereof.

Dated this 31st day of May, 2002.

COMMUNITY BANK

By [signature]
Its President

ATTEST:

[signature]
Its Secretary

[CORPORATE SEAL]

ATL01/11191721v1

ACQUISITION AGREEMENT
EXHIBIT 12.05

WILLIAM H. CAUGHRAN, JR.
General Counsel

COMMUNITY
Bank

May 31, 2002

Peoples Bank of North Alabama
Cullman, Alabama

Ladies and Gentlemen:

I have acted as counsel to Community Bank (the "Seller") in connection with the sale pursuant to the Agreement (as defined herein) of certain assets by the Seller to, and the assumption of certain liabilities by Peoples Bank of North Alabama (the "Purchaser"), all such assets and liabilities being those originating at or attributable to the Seller's branch offices in Arab, Guntersville, Albertville and Boaz, Alabama (the "Branches").

In preparation of this opinion, I have examined such certificates, agreements, documents and other papers and have made such inquiries and investigations of law as I deemed appropriate and necessary for the opinion hereinafter set forth. This opinion is based on relevant provisions of law and regulations in effect on this date, and current published interpretations thereof expressed in court decisions and administrative determinations. In stating my opinion, I have assumed the genuineness of all signatures of, and the authority of, persons signing documents on behalf of parties thereto other than the Purchaser, the authenticity of all documents submitted to me as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed or photostatic copies.

This opinion is issued to, and may be relied upon, only by you.

Upon the basis of the foregoing, we are of the opinion that:

1. The Seller is an Alabama banking corporation, duly organized, validly existing and in good standing under the laws of the State of Alabama;

2. The Seller has full corporate right, power, capacity and authority, and no approvals or consents of any governmental or regulatory authorities, agencies or entities ("Governmental Authority") are necessary for Seller validly to enter into and to perform the Agreement and the transactions contemplated thereunder, to sell, transfer, assign, and deliver the assets referred to in Article II of the Agreement to the Purchaser and to vest in the Purchaser title to such assets as provided in the Agreement;

P.O. BOX 1000
BLOUNTSVILLE, ALABAMA 35031
PHONE (205) 429-1001
FAX (205) 429-5515

3. The execution, delivery and performance of the Agreement and the transactions contemplated thereunder by the Seller have been duly and validly authorized by all requisite corporate action and the Agreement is enforceable against the Seller in accordance with its terms. My opinion herein as to enforceability is qualified (a) to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights in general, and (b) to the extent that enforceability may be limited by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

4. The Agreement and all documents contemplated by the Agreement have been duly authorized, executed and delivered by the Seller;

5. Without making an independent investigation for such purpose, nothing has come to my attention which causes me to believe that any representation or warranty of Seller is inaccurate or untrue in any material respect as of this date; and

6. There is no Litigation or proceedings pending (nor, to my knowledge, threatened) against or affecting the Seller before any court, arbitrator or administrative or Governmental Authority which in the aggregate would materially and adversely affect any action taken or to be taken by the Seller under the Agreement, or which questions the validity or enforceability of the Agreement or seeks to restrain Seller from executing, delivering or performing the Agreement.

This opinion may be relied only upon you in connection with this transaction, and may not be quoted or reproduced or relied upon by any other person.

Very truly yours,

William H. Caughran, Jr.
General Counsel

ACQUISITION AGREEMENT
EXHIBIT 13.03

PEOPLES BANK OF NORTH ALABAMA

CERTIFICATE OF COMPLIANCE

Pursuant to Section 13.03 of that certain Acquisition Agreement (the "Agreement") dated as of February 25, 2002, between Peoples Bank of North Alabama (the "Purchaser") and Community Bank (the "Seller"), the undersigned certifies to the Seller, and its respective successors and assigns, on behalf of the Purchaser that:

1. The representations and warranties made by the Purchaser in the Agreement were true and correct when made and are true and correct on and as of the Closing Date, as such term is defined in the Agreement, of the transaction on the date hereof, with the same force and effect as though such representations and warranties had been made on and as of said date; and

2. The Purchaser has performed all covenants and obligations and complied with all conditions required by the Agreement to be performed or complied with by it on or before the date hereof.

Dated this 31st day of May, 2002.

PEOPLES BANK OF NORTH ALABAMA

By [signature]

Its President & CEO

ATTEST:

[signature]

Its VP

[CORPORATE SEAL]

ACQUISITION AGREEMENT
EXHIBIT 13.05

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

Ralph F. MacDonald, III Direct Dial: 404-881-7582 E-mail: cmacdonald@alston.com

May 31, 2002

Community Bank
68149 Main Street
Blountsville, Alabama 35031

Ladies and Gentlemen:

We have acted as counsel for Peoples Bank of North Alabama (the "Purchaser") in connection with the execution and delivery of the Acquisition Agreement dated as of February 25, 2002 (the "Agreement") between the Purchaser and Community Bank (the "Seller"). This opinion is delivered to you pursuant to Section 13.05 of the Agreement.

In preparation of this opinion, we have examined such certificates, agreements, documents and other papers and have made such inquiries and investigations of law as we deemed appropriate and necessary for the opinion hereinafter set forth. This opinion is based on relevant provisions of law and regulations in effect on this date, and current published interpretations thereof expressed in court decisions and administrative determinations. As to certain matters of fact material to the opinion expressed herein, we have relied upon the Officer's Certificate of the Purchaser ("Officer's Certificate") attached hereto as Exhibit A, and nothing has come to our attention that such Officer's Certificate is incorrect. In stating our opinion, we have assumed the genuineness of all signatures of, and the authority of, persons signing documents on behalf of parties thereto other than the Purchaser, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies. In addition, as to certain matters we have relied upon certificates and advice from various state authorities and public officials. In addition, as to certain matters, we have relied upon certificates and advice from various state authorities and public officials.

This opinion is issued to, and may be relied upon, only by you.

Based on the foregoing, we are of the following opinion.

1. The Purchaser is an Alabama banking corporation duly organized, validly existing and in good standing under the laws of the State of Alabama.

2. The Purchaser has full corporate right, power, capacity and authority, and no approvals or Consents of any Governmental Authority are necessary for Seller to enter into and to perform the Agreement and the transactions contemplated by the Agreement, and has received all corporate, regulatory and governmental approvals necessary to consummate the transactions contemplated in the Agreement.

3. The execution, delivery and performance of the Agreement and the transactions contemplated by the Agreement by the Purchaser have been duly and validly authorized by all requisite corporate action and the Agreement is binding and enforceable against the Purchaser in accordance with its terms. Our opinion herein as to enforceability is qualified (a) to the extent that enforceability may be limited by bankruptcy, insolvency, receivership, conservatorship, reorganization or other similar laws affecting the enforcement of creditors' rights in general, and (b) to the extent that enforceability may be limited by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4. The Agreement, the Assumption of Liabilities dated as of the close of business on May 31, 2002, and the Certificate given pursuant to Section 13.03 of the Agreement and all other documents, instruments and agreements delivered to you have been duly authorized, have been executed properly by duly authorized officers of the Purchaser and have been delivered by the Purchaser.

5. To our knowledge, based solely on an Officer's Certificate of the Purchaser and without independent investigation, there are no proceedings pending (nor, to our knowledge, threatened) against or affecting the Purchaser before any court, arbitrator or administrative or Governmental Authority which in the aggregate would materially and adversely affect any action taken or to be taken by the Purchaser under the Agreement, or which question the validity or enforceability of the Agreement or seek to restrain Seller from executing, delivering, or performing the Agreement.

We are admitted to practice law in the State of Georgia, and do not express any opinion with respect to the applicability to, or the effect on, the subject transactions of the laws of any other jurisdictions other than the Federal laws of the United States.

This opinion is furnished by us to you solely for purposes of the transactions contemplated by the Agreement. No opinions other than those expressly contained herein may be inferred or implied. This opinion may not be reproduced, circulated, quoted or relied upon by anyone else without our prior express written consent. We have no obligation to update this opinion.

Very truly yours,

Ralph MacDonald

Ralph F. MacDonald, III

EXHIBIT A

OFFICER'S CERTIFICATE

PEOPLES BANK OF NORTH ALABAMA

OFFICER'S CERTIFICATE

The undersigned, Robin Cummings, does hereby certify that he is the duly qualified and acting President of Peoples Bank of North Alabama, an Alabama banking corporation (the "Purchaser"), and is authorized to execute this certificate on behalf of the Bank. For purposes of the opinion to be rendered by Alston & Bird LLP (the "Opinion"; capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Opinion) in connection with the negotiation, preparation, execution and delivery by Purchaser of: (i) the Acquisition Agreement by and between the Purchaser and the Seller dated February 25, 2002, and (ii) all other documents necessary for the purchase by the Purchaser of the branch offices of Community Bank (the "Seller") located at (a) 100 N. Main Street, Arab, Alabama, (b) 910 N. Brindlee Mountain Parkway, Arab, Alabama, (c) 610 Gunter Avenue, Guntersville, Alabama, (d) 407 N. Broad Street, Albertville, Alabama, (e) 11697 U.S. Highway 431, Guntersville, Alabama, and (f) 190 Billy Dyar Boulevard, Boaz, Alabama (the "Branches") together with substantially all of the deposit and Loan business of such Branches (all such documents along with the Acquisition Agreement constituting the "Transaction Documents"), the undersigned hereby certifies to Alston & Bird LLP as follows:

1. The undersigned has personal knowledge of the Transaction Documents and the matters contained therein.

2. For purposes of rendering the Opinion, Alston & Bird LLP may rely on all representations made by the Purchaser in the Transaction Documents and any certificate delivered by the Purchaser in connection therewith.

3. The Purchaser has not received any notice from the Alabama Superintendent of Banks or the Federal Deposit Insurance Corporation of a determination that any grounds exist for administratively dissolving the Purchaser.

4. The Purchaser is qualified to do business and is in good standing under the laws of the State of Alabama and each other jurisdiction which requires such qualification.

5. The Purchaser holds all approvals, authorizations, orders, licenses, certificates and permits from governmental authorities necessary for the conduct of its business.

6. No consents, approvals, authorizations, registrations, qualifications, or orders of any court of governmental agency or body must be obtained that have not been obtained in connection with the Transaction Documents or the purchase of the Branches.

7. The acquisition of the Branches and the execution and delivery of the Transaction Documents does not violate the Purchaser's organizational documents, and

does not: (i) violate any regulation, rule, order or law to which the Purchaser is subject, (ii) constitute a breach or default under any other material written agreements to which the Purchaser is a party or to which the Purchaser is bound, or (iii) violate any judicial or administrative decree, writ, judgment or order to which the Purchaser is subject.

8. The Purchaser is a duly organized and validly existing banking corporatin under the laws of the State of Alabama and the Purchaser's deposit accounts are insured by the FDIC to the fullest extent permitted by law.

9. Each of the Transaction Documents has been duly authorized, executed and delivered by the Purchaser.

10. The Purchaser, at all times, has been operated in accordance with the governance procedures in its governing documents and all corporate formalities have been respected and is not in default in the performance of any obligation, agreement, covenant or condition contained in any document, debenture, note or other evidence of indebtedness, or any other material agreement or instrument to which the Purchaser is subject or by which it is bound.

11. There is no litigation or other proceeding pending before any court or administrative agency against the Purchaser, which would materially and adversely affect the Purchaser or any action taken or to be taken by the Purchaser under the Agreement, or which challenges the validity or enforceability, or seeks to enjoin or restrain the execution, delivery, or performance of any of the Transaction Documents.

12. The undersigned knows of no reason why the opinions of Alston & Bird LLP contained in the Opinion are not correct in all respects.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 31st day of May, 2002.

By: [signature]
Name: Robin Cummings
Title: President & CEO

ATL01/11191879v1

ACQUISITION AGREEMENT
EXHIBIT 17.07
PRIMARY CONTACT PERSONNEL

SELLER:

William H. Caughran, Jr.

PURCHASER:

J. Robin Cummings

AMENDMENT NO. 1
TO
ACQUISITION AGREEMENT

THIS AMENDMENT NO. 1 ("Amendment No. 1"), dated as of May 2, 2002, amends as specified below that certain Acquisition Agreement (the "Agreement"), dated as of February 25, 2002, by and among Peoples Bank of North Alabama, an Alabama banking corporation (the "Purchaser"), and Community Bank, an Alabama banking corporation (the "Seller").

WHEREAS, Seller and Purchaser entered into the Agreement, pursuant to which Purchaser will acquire substantially all of the assets and liabilities of the Branches (as defined in the Agreement);

WHEREAS, Seller and Purchaser desire to amend the Agreement as specified in this Amendment No. 1; and

WHEREAS, Section 17.01 of the Agreement provides that the Agreement may be amended by a written instrument duly executed by Seller and Purchaser, both of which have duly executed this Amendment No. 1;

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth in the Agreement and herein, and other good and valuable consideration, the receipt and sufficiency of which the parties hereby acknowledge, the parties, intending to be legally bound, hereby agree as follows:

1. Definitions. All capitalized terms used herein but not otherwise defined shall have the meanings assigned to such capitalized terms as set forth in the Agreement.

2. Methods of Termination. Section 15.01 of the Agreement is hereby amended to change the date set forth in subsections (b), (c) and (f) from May 3, 2002 to May 31, 2002.

3. Access to Books and Records. The following provision shall be added to the Agreement as Section 7.03:

> 7.03 Access to Books and Records of Seller. From and after the date of this Agreement through and following Closing, Seller shall permit Purchaser, its accountants and other representatives, at Purchaser's expense, full access to the properties, files, books and records of Seller as Purchaser (and/or its accountants) may reasonably request in connection with the preparation of audited, unaudited or pro forma financial statements for Purchaser and Seller shall make, at Purchaser's expense, all such representations as may be reasonably required by Purchaser's accountants in connection with such financial statements. All documents and information provided to Purchaser (or its accountants or representatives) shall be held in strict confidence by Purchaser (and its accountants and other representatives), except to the extent that Purchaser reasonably determines that disclosure of such documents and information is required in connection with Purchaser's financial statements (and the footnotes thereto) or securities filings or in connection with litigation in which Purchaser is or becomes involved.

4. Miscellaneous.

(a) This Amendment No. 1 shall be governed by, and construed and enforced in accordance with, the laws of the State of Alabama, without regard to conflict of law principles.

(b) Except as expressly herein amended, the terms and conditions of the Agreement shall remain in full force and effect.

(c) This Amendment No. 1 may be executed in any number of counterparts, each of which shall be deemed to be an original and shall be binding upon all parties, their successors and assigns.

[Signatures on Next Page]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Acquisition Agreement to be duly executed by their respective duly authorized officers and their corporate seals to be affixed hereto as of the date above set forth.

PEOPLES BANK OF NORTH ALABAMA

By: _______________
Name: Robin Cummings
Title: President & CEO

ATTEST:

____
Its: V.P.

[CORPORATE SEAL]

COMMUNITY BANK

By: _______________
Name: Kennon R. Patterson, Jr.
Title: Chairman & CEO

ATTEST:

____
Its: Secretary

[CORPORATE SEAL]

ATL01/11193828v1

AMENDMENT NO. 2
TO
ACQUISITION AGREEMENT

THIS AMENDMENT NO. 2 ("Amendment No. 2"), dated as of July 17, 2002, amends as specified below that certain Acquisition Agreement (the "Agreement"), dated as of February 25, 2002, by and among Peoples Bank of North Alabama, an Alabama banking corporation (the "Purchaser") and Community Bank, an Alabama banking corporation (the "Seller"), as amended by Amendment No. 1, dated as of May 2, 2002.

WHEREAS, Seller and Purchaser entered into the Agreement, pursuant to which Purchaser acquired substantially all of the assets and liabilities of the Branches (as defined in the Agreement); and

WHEREAS, Seller and Purchaser desire to amend the Agreement as specified in this Amendment No. 2; and

WHEREAS, Section 17.01 of the Agreement provides that the Agreement may be amended by a written instrument duly executed by Seller and Purchaser, both of which have duly executed this Amendment No. 2;

NOW, THEREFORE, in consideration of the above, and the mutual warranties, representations, covenants and agreements set forth in the Agreement and herein, and other good and valuable consideration, the receipt and sufficiency of which the parties hereby acknowledge, the parties, intending to be legally bound, agree as follows:

1. Definitions. All capitalized terms used herein but not otherwise defined shall have the meanings assigned to such capitalized terms as set forth in the Agreement.

2. Non-Solicitation of Business. Section 10.03 is hereby amended to read as follows:

> 10.03 Non-Solicitation of Business. The Seller will not, for a period of two (2) years after the Closing, (i) own or operate any commercial bank branch within Marshall County, Alabama, or (ii) directly or indirectly compete for or solicit any Transferred Accounts or any Loans sold hereunder, but the Seller shall be entitled to conduct mass mailings, statement stuffers and mailings generally to persons holding accounts with the Seller outside the Branches or having other relations with the Seller's other offices without limiting such materials to any former Branch customers, and newspaper, radio, television, billboards and other advertisements of a general nature; *provided, however,* that notwithstanding the foregoing, Seller shall be allowed to own and operate one commercial bank branch in the City of Guntersville, Alabama at any time after May 31, 2003 as long as such branch is located within the city limits of Guntersville as in existence on May 31, 2002. This subsection

shall not apply to those Assumed Liabilities and Loans not transferred to the Purchaser at Closing and the restrictions on the Seller contained in this section are intended to apply only to the deposits and loan business that the Seller's customers would normally be expected to conduct at the Branches.

3. Miscellaneous.

(a) This Amendment No. 2 shall be governed by, and construed and enforced in accordance with, the laws of the State of Alabama, without regard to conflict of law principles.

(b) Except as expressly amended herein, the terms and conditions of the Agreement shall remain in full force and effect.

(c) This Amendment No. 2 may be executed in any number of counterparts, each of which shall be deemed to be an original and shall be binding upon all parties, their successors and assigns.

[Signatures on Next Page]

IN WITNESS WHEREOF, the parties have caused this Amendment No. 2 to the Acquisition Agreement to be duly executed by their respective duly authorized officers and their corporate seals to be affixed hereto as of the date above set forth.

PEOPLES BANK OF NORTH ALABAMA

By: [signature]
Name: J. Robin Cummings
Title PRES + CEO

ATTEST:

[signature] Lori Allen
Its VP

[CORPORATE SEAL]

COMMUNITY BANK

By: [signature]
Name: Kennon R Patterson SR
Title CEO & Chairman

ATTEST:

[signature] Elaine B Corvin
Its Admin. V.P

[CORPORATE SEAL]

Exhibit 10(a)(2)

Consent of Mackle Splawn Tindall & McDonald, LLP

Mackle
Splawn
Tindall &
McDonald, LLP
Certified Public Accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
of Altrust Financial Services, Inc.
Cullman, Alabama

We have audited the accompanying consolidated balance sheets of Altrust Financial Services, Inc. and Subsidiaries as of December 31, 2001, 2000 and 1999, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Altrust Financial Services, Inc. and Subsidiaries as of December 31, 2001, 2000 and 1999, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Mackle, Splawn, Tindall + McDonald, LLP

January 24, 2002, except for Note 23 as to which the date is June 3, 2002

Reply To: P.O. Box 55765 • Birmingham, AL 35255
2100 16th Avenue, So. • Ash Place, Suite 300 • Birmingham, AL 35205 • (205) 933-7822 • Fax (205) 933-7944

Mackle
Splawn
Tindall &
McDonald, LLP
Certified Public Accountants

Independent Accountants' Report

To the Board of Directors
Altrust Financial Services, Inc.
Cullman, Alabama

The accompanying statements of income and cash flows of Marshall County, Alabama Branches (Predecessor Company) for the year ended December 31, 2001 and the five months ended May 31, 2002, were not audited by us, and, accordingly, we do not express an opinion on them.

Mackle, Splawn, Tindall + McDonald, LLP

November 15, 2002

Reply To: P.O. Box 55765 • Birmingham, AL 35255
2100 16th Avenue, So. • Ash Place, Suite 300 • Birmingham, AL 35205 • (205) 933-7822 • Fax (205) 933-7944

Exhibit 11

Opinion of Alston & Bird LLP

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-4777
www.alston.com

December 19, 2002

Altrust Financial Services, Inc.
811 2nd Avenue S.W.
Cullman, Alabama 35055-4222

Re: Altrust Financial Services, Inc. – Regulation A Offering of up to $5,000,000 of Shares of $.01 Par Value Common Stock

Ladies and Gentlemen:

We have acted as special counsel to Altrust Financial Services, Inc., an Alabama corporation (the "Company"), in connection with the Offering Statement on Form 1-A (the "Offering Statement") filed with the Securities and Exchange Commission (the "Commission") for the offer and sale of up to 645,161 shares of Company common stock, $.01 par value (the "Shares") pursuant to Regulation A of the Securities Act of 1933, as amended (the "Securities Act").

In rendering this opinion, we have examined and relied upon such corporate records, documents and other instruments that in our judgment are necessary or appropriate in order to express the opinions hereinafter set forth. In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies, the authenticity of the originals of such documents, and the truth, accuracy and completeness of the information, representations and warranties contained in the records, documents, instruments and certificates we have reviewed. We also have relied upon certificates and statements of officers of the Company and certificates of public officials. Except to the extent expressly set forth herein, we have made no independent investigations with regard to such records, documents and other instruments, and, accordingly, we do not express any opinion as to matters that would have been disclosed by independent verification.

Based on the foregoing, we are of the opinion that the Shares are duly authorized and, when issued and delivered to purchasers against payment in full as described under the "Information About This Offering" section of the offering circular included as part of the Offering Statement, will be validly issued, fully paid, and non-assessable under the Alabama Business Corporation Act and the Alabama Constitution of 1901.

Bank of America Plaza
101 South Tryon Street, Suite 4000
Charlotte, NC 28280-4000
704-444-1000
Fax: 704-444-1111

90 Park Avenue
New York, NY 10016
212-210-9400
Fax: 212-210-9444

3605 Glenwood Avenue
Suite 310
Raleigh, NC 27612-4957
919-420-2200
Fax: 919-420-2260

601 Pennsylvania Avenue, N.W.
North Building, 11th Floor
Washington, DC 20004-2601
202-756-3300
Fax: 202-756-3333

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to all references to our firm included in or made a part of the Offering Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the Commission's rules and regulations promulgated thereunder.

This opinion is limited to those matters expressly stated herein, and no opinions may be inferred or implied beyond those expressly stated herein. This opinion is rendered as of the date hereof, and we make no undertaking and expressly disclaim any duty to supplement or update such opinion if, after the date hereof, facts and circumstances come to our attention or changes in the law occur which could affect such opinion.

Sincerely,

Ralph F. MacDonald, III

RFM:sac